UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_______________

FORM 20-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
[    ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-15264

(Exact name of Registrant as specified in its charter)

ALUMINUM CORPORATION OF CHINA LIMITED
(Translation of Registrant's name into English)

People's Republic of China
(Jurisdiction of incorporation or organization)

_______________

No. 12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
(Address of Principal Executive Offices)

_______________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class American Depositary Shares, each representing 100 H Shares Class H Ordinary Shares	Name of Each Exchange on which Registered New York Stock Exchange, Inc. The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2005:

Domestic Shares, par value RMB1.00 per share	7,750,010,185
H Shares, par value RMB1.00 per share	3,299,865,968
(including 425,934,600 H Shares in the form of American Depository Shares)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes         v             No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17          Item 18     v

TABLE OF CONTENTS Pages

Forward-Looking Statements	i
Certain Terms and Conventions	ii

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FORWARD-LOOKING STATEMENTS

Certain information contained in this annual report, which does not relate to historical financial information may be deemed to constitute forward-looking statements. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

*	future prices and demand for our products;

*	future PRC tariff levels for alumina and primary aluminum;

*	sales of our products;

*	the amount and nature of, and potential for, future development;

i

*	production, consumption and demand forecasts of bauxite, alumina and primary aluminum;

*	expansion, consolidation or other trends in the primary aluminum industry;

*	the effectiveness of our cost-saving measures;

*	future expansion plans and capital expenditures;

*	expected production capacity increases;

*	competition;

*	changes in legislation, regulations and policies;

*	estimates of proven and probable bauxite reserves;

*	our research and development plans; and

*	our dividend policy.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations. These risks are more fully described in the section entitled "Item 3. Key Information - Risk Factors."

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless otherwise indicated, statistical and market trend information, as well as statements related to market position and competitive data, are based on our internal statistics and/or estimates gathered from our own research and/or various publicly available sources.

CERTAIN TERMS AND CONVENTIONS

Translations of amounts in this annual report from Renminbi into U.S. dollars and vice versa have been made at the rate of RMB8.0702 to US$1.00, which was the noon buying rate in the New York City for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005. You should not construe these translations as representations that the Renminbi amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See "Item 3. Key Information - Exchange Rate Information" for information regarding the noon buying rates from January 1, 2001 through February 28, 2006.

We publish our financial statements in Renminbi.

Various amounts and percentages set out in this document have been rounded and, accordingly, are not the exact figures and may not total.

Unless the context otherwise requires, references in this annual report to:

"A Share" are to the domestic ordinary shares, with a nominal value of RMB1.00 each;

"Alcoa" are to Alcoa International (Asia) Ltd., a company incorporated under the laws of Hong Kong;

ii

"alumina-to-silica ratio" are to the ratio of alumina to silica by weight found in bauxite;

"aluminum fabrication" are to the process of taking primary aluminum and converting it into plates, strips, bars, tubes, etc. which can be further converted into consumer or other end products;

"bauxite" are to mineral ores whose composition is principally alumina;

"Bayer process" are to a refining process employed to extract alumina from ground bauxite with a strong solution of caustic soda at an elevated temperature;

"brownfield development" are to development projects at existing plants or facilities;

"CCB" are to China Construction Bank, a PRC state-owned bank established pursuant to PRC government approval;

"Chalco," "our company," "we," "our" and "us" are to Aluminum Corporation of China Limited and its subsidiaries and, where appropriate, to its predecessors;

"China" and the "PRC" are to the People's Republic of China, excluding for purposes of this annual report, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan;

"China Cinda" are to China Cinda Asset Management Corporation, a PRC state-owned financial enterprise established pursuant to PRC government approval;

"China Development Bank" are to a PRC state-owned bank established pursuant to PRC government approval;

"Chinalco" and the "ultimate holding company" are to our controlling shareholder, Aluminum Corporation of China and its subsidiaries (other than Chalco and its subsidiaries) and, where appropriate, to its predecessors;

"China Orient" are to China Orient Asset Management Corporation, a PRC state-owned financial enterprise established pursuant to PRC government approval;

"diasporite" are to a mineral of bauxite deposits with the chemical composition of Al(2)O(3) * H(2)O;

"Exchange Act" are to The Securities Exchange Act of 1934, as amended;

"fabricating ingots" are to the primary aluminum or aluminum alloy ingots that may be used directly in the aluminum fabrication process;

"gibbsitic" are to a mineral of bauxite deposits with the chemical composition of Al(2)O(3) * 3H(2)O;

"greenfield investment" are to investment projects to construct new plants or facilities;

"Guangxi Investment" are to Guangxi Investment (Group) Co., Ltd. formerly known as Guangxi Development and Investment Co., Ltd., a PRC state-owned enterprise established in the PRC and one of our promoters and shareholders;

"Guizhou Development" are to Guizhou Provincial Materials Development and Investment Corporation, a PRC state-owned enterprise established in the PRC and one of our promoters and shareholders;

"HK$" and "HK dollars" are to Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC;

iii

"H Shares" are to overseas listed foreign shares of par value RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for and traded in HK dollars;

"Hong Kong Stock Exchange" are to The Stock Exchange of Hong Kong Limited;

"hybrid Bayer-sintering process" are to the refining process developed in China which involves the application of the Bayer process and the sintering process in combination to extract alumina from bauxite more efficiently;

"ingots" and "remelt ingots" are to the international standard primary metal products from an aluminum smelter. Remelt ingots are the aluminum ingots generally remelted before being cast into alloyed products or used for aluminum fabrication;

"kA" are to kiloamperes, a unit for measuring the strength of an electric current, with one kiloampere equal to 1,000 amperes;

"kWh" are to kilowatt hours, a unit of electrical power, meaning one kilowatt of power for one hour;

"Lanzhou Aluminum" are to Lanzhou Aluminum Corporation Limited, our associated company that is a joint stock limited company established under the PRC law, whose A shares are traded on the Shanghai Stock Exchange;

"Listing Rules" are to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended from time to time);

"NYSE" are to New York Stock Exchange;

"ore-dressing Bayer process" are to a refining process we developed which involves the treatment of bauxite in order to increase its alumina-to-silica ratio so as to allow the Bayer process to then be applied;

"provinces" are to provinces and to provincial-level autonomous regions and municipalities in China, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region, and Taiwan, which are directly under the supervision of the central PRC government;

"refining" are to the chemical process required to produce alumina from bauxite;

"RMB" are to Renminbi, the lawful currency of the PRC;

"NDRC" are to China National Development and Reform Commission;

"SASAC" are to State-owned Assets Supervision and Administration Commission of the State Council;

"Shandong Aluminum" are to Shandong Aluminum Industry Co., Ltd., our subsidiary that is a joint stock limited company established under PRC law, whose A shares are traded on the Shanghai Stock Exchange;

"sintering process" are to a refining process employed to extract alumina from ground bauxite by mixing with supplemental materials and burning in a coal fired kiln;

"smelting" are to the electrolytic process required to produce molten aluminum from alumina;

"tonne" are to the metric ton, a unit of weight, with one metric ton equal to 1,000 kilograms or 2,204.6 pounds;

"US$" are to U.S. dollars, the lawful currency of the United States of America; and

"WTO" are to World Trade Organization.

iv

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

Historical Financial Information

The following tables present our summary income statement data and cash flow data for the years ended December 31, 2001, 2002, 2003, 2004 and 2005; and the summary balance sheet data as of December 31, 2001, 2002, 2003, 2004 and 2005. The summary balance sheet data as of December 31, 2004 and 2005 and income statement and cash flow data for the years ended December 31, 2003, 2004 and 2005 have been derived from, and should be read in conjunction with, the audited financial statements included elsewhere in this report. The summary balance sheet data as of December 31, 2001, 2002 and 2003 and income statement and cash flow data for the years ended December 31, 2001 and 2002 have been derived from our financial statements as of and for such dates, which are not included in this annual report. We have changed certain of our accounting policies following the adoption of the new/revised Hong Kong Financial Reporting Standards, or "HKFRS", and Hong Kong Accounting Standards, or "HKAS", collectively referred to as "HK GAAP" or "HKFRSs", effective for accounting periods commencing on or after January 1, 2005. As a result, we have reclassified/restated certain income statement and balance sheet data for the years ended December 31, 2001, 2002, 2003 and 2004 as required in accordance with the relevant requirements. See Note 2(a) to our audited financial statements for the changes to our accounting policies and the effect of adopting HKFRSs. Unless otherwise indicated, the financial statements are prepared and presented in accordance with accounting principles generally accepted in Hong Kong, also known as "HK GAAP" or HKFRSs. For a reconciliation of our net income and equity under HK GAAP to generally accepted accounting principles in the United States, also known as "U.S. GAAP," see Note 33 to our audited financial statements. For more information, please see "Item 5 - Operating and Financial Review and Prospects - U.S. GAAP Reconciliation".

This financial information reflects the reorganization of China's aluminum industry, following which our company was established and has been prepared as if our current structure had been in existence throughout the relevant periods. In addition, the financial information through June 30, 2001 also includes various other operations retained by Chinalco that were historically associated with Chinalco's alumina and primary aluminum operations. The results of such businesses are not reflected in our statements of income for periods ending after June 30, 2001. Similarly, such businesses and their related balance sheet data are not reflected in our balance sheet as of any date after June 30, 2001. In addition, the financial information included in this annual report may not necessarily reflect our operating performance, financial position and cash flows in the future or what they would have been had we been a separate, stand-alone entity during all of the periods presented.

Years Ended December 31,

2001	2002	2003	2004	2005	2005

RMB	RMB	RMB	RMB	RMB	USD(2)
(restated(1))	(restated(1))	(restated(1))	(restated(1))
(in thousands, except per share and per ADS data)

INCOME STATEMENT DATA:
HK GAAP

Turnover	15,987,913	16,792,766	23,245,858	32,313,076	37,110,319	4,598,439
Cost of goods sold	11,661,992	13,368,700	16,460,283	21,503,250	24,822,109	3,075,774

Gross profit	4,325,921	3,424,066	6,785,575	10,809,826	12,288,210	1,522,665
Other revenues, net	160,255	75,285	50,642	101,293	116,441	14,429

1

Selling and distribution expenses	335,227	501,829	549,432	647,532	686,717	85,093
General and administrative expenses	1,074,411	733,803	1,047,461	1,220,902	1,523,317	188,758
Research and development expenses	144,048	131,941	173,359	132,635	113,381	14,049

Operating income	2,932,490	2,131,778	5,065,965	8,910,050	10,081,236	1,249,194
Finance costs	444,548	476,100	439,897	109,948	366,908	45,465

Operating income after finance costs	2,487,942	1,655,678	4,626,068	8,800,102	9,714,328	1,203,729
Share of (loss)/income of jointly
controlled entities	(125)	(254)	1,193	(3,953)	372	46
Share of income of an associated company	-	-	-	-	26,947	3,339

Income before income tax	2,487,817	1,655,424	4,627,261	8,796,149	9,741,647	1,207,114
Income taxes	833,500	190,921	920,159	2,161,086	2,495,213	309,189

Income after income tax	1,654,317	1,464,503	3,707,102	6,635,063	7,246,434	897,925

Attributable to:
Equity holders of the Company	1,590,604	1,417,681	3,549,732	6,391,523	7,022,422	870,167
Minority interest	63,713	46,822	157,370	243,540	224,012	27,758

	1,654,317	1,464,503	3,707,102	6,635,063	7,246,434	897,925

Dividends	178,498	472,496	1,060,788	1,944,778	2,364,673	293,013
Basic and diluted net earnings per share	0.19	0.13	0.34	0.58	0.64	0.08
Basic and diluted net earnings per ADS	18.55	13.35	33.83	57.89	63.55	7.87

U.S. GAAP

Operating income	3,071,545	2,434,333	5,368,520	9,214,004	10,360,542	1,283,803
Net income	1,727,763	1,493,582	3,797,175	6,622,916	7,229,167	895,785
Basic and diluted net earnings per share	0.22	0.14	0.36	0.60	0.65	0.08
Basic and diluted net earnings per ADS	22.00	14.00	36.16	59.99	65.42	8.11

Segment Operating Income (Loss):
HK GAAP
Alumina	2,095,769	1,388,712	5,099,164	9,333,353	10,312,306	1,277,825
Primary aluminum	1,217,439	1,143,658	434,862	(43,875)	231,940	28,741
Corporate and other services	(25,680)	(57,933)	(78,337)	(76,906)	(48,438)	(6,002)
Unallocated	(330,649)	(311,729)	(359,443)	(281,431)	(306,604)	(37,992)
Inter-segment elimination	(24,389)	(30,930)	(30,281)	(21,091)	(107,968)	(13,378)

Total operating income	2,932,490	2,131,778	5,065,965	8,910,050	10,081,236	1,249,194

Years Ended December 31,

2001	2002	2003	2004	2005	2005

RMB	RMB	RMB	RMB	RMB	USD(2)
(restated(1))	(restated(1))	(restated(1))	(restated(1))
(in thousands)

BALANCE SHEET DATA
HK GAAP

Bank balances and cash	4,495,922	2,342,254	2,596,440	6,223,763	7,597,727	941,455
Total current assets	12,013,524	8,557,975	8,638,566	14,356,588	16,962,670	2,101,891
Total non-current assets	21,689,959	23,691,565	26,768,304	35,201,481	42,047,209	5,210,182

Total assets	33,703,483	32,249,540	35,406,870	49,558,069	59,009,879	7,312,073

Total short-term loans (including
current portion of long-term
loans and bonds)	5,477,549	5,103,274	4,617,130	4,522,568	3,732,978	462,563
Short-term bonds	-	-	-	-	1,970,840	244,212
Total long-term loans (excluding
current portion of long-term loans)	5,391,861	4,949,298	5,412,628	7,391,663	9,690,493	1,200,775
Equity attributable to the shareholders	14,325,376	15,769,314	18,985,410	27,566,795	32,644,439	4,045,060

U.S. GAAP
Total assets	31,113,431	29,770,888	33,244,024	47,260,826	55,525,980	6,880,372
Total long-term loans (excluding
current portion of long-term loans)	5,391,861	4,949,298	5,412,628	7,391,663	9,690,493	1,200,775
Shareholders' equity	11,671,874	13,170,960	16,634,499	25,436,606	30,720,995	3,806,391
Number of shares	8,122,482	10,495,863	10,499,900	11,040,835	11,049,876	11,049,876

Years Ended December 31,

2001	2002	2003	2004	2005	2005

RMB	RMB	RMB	RMB	RMB	USD(2)
(restated(1))	(restated(1))	(restated(1))	(restated(1))
(in thousands)

Other Financial Data:
HK GAAP
Net cash generated from
operating activities	1,940,969	2,671,759	6,002,506	8,265,203	8,590,208	1,064,436

2

Net cash used in investing activities	(2,575,617)	(3,780,812)	(5,395,259)	(9,055,830)	(8,821,208)	(1,093,059)
Net cash generated from (used in)
financing activities	3,108,087	(868,513)	(306,892)	4,417,950	1,604,964	198,875
Capital expenditure
Alumina	2,610,109	3,357,576	4,013,419	5,398,997	5,369,606	665,362
Primary aluminum	793,096	865,360	1,635,826	5,257,407	2,793,892	346,199
Corporate and other services	27,638	49,304	47,259	76,841	124,811	15,466
Unallocated	177,657	29,930	33,030	208,411	129,623	16,062
Total capital expenditure	3,608,500	4,302,170	5,729,534	10,941,656	8,417,932	1,043,089

----------------------------------------

(1)

Restatement of the financial information for the years ended December 31, 2001, 2002, 2003, and 2004 has been made pursuant to the adoption of the new/revised standards and interpretation of HKFRSs as set forth in Note 2(a) to our audited financial statements.

(2)	Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 31, 2005 of US$1.00 to RMB8.0702.

Exchange Rate Information

The following table sets forth, for the periods indicated, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in Renminbi per U.S. dollar:

Noon Buying Rate

Period	Period End	Average(1)	High	Low

(expressed in RMB per US$)

2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2772	8.2786	8.2676
2002	8.2800	8.2772	8.2800	8.2699
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2773	8.2764
2005	8.0702	8.1940	8.2765	8.0702
November	8.0804	8.0840	8.0877	8.0796
December	8.2765	8.2765	8.2767	8.2765
2006
January	8.0608	8.0654	8.0702	8.0040
February	8.0415	8.0512	8.0616	8.0415
March	8.0167	8.0349	8.0505	8.0167
April	8.0165	8.0143	8.0248	8.0040
May (through May 25)	8.0235	8.0112	8.0255	8.0020

___________________________

(1)

Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

3

RISK FACTORS

We are subject to various changing competitive, economic, political and social conditions in China as well as factors relating to the alumina and aluminum industry. These changing conditions and factors entail certain risks, which are described below.

*

We price our alumina and primary aluminum products by reference to international and domestic market prices, import cost of alumina, and changes in supply and demand in the domestic market. Each of these factors may fluctuate beyond our control. Historically, the international market prices for alumina and primary aluminum products have been volatile. Because most of our costs are fixed and we may not be able to respond quickly to any sudden decrease in alumina or primary aluminum prices, any significant fluctuation in international market prices could materially adversely affect our business, financial condition and operating performance.

*

Our plans to upgrade and expand our alumina and primary aluminum plants and to improve and upgrade our internal control and management system will require capital expenditures of approximately RMB14,000 million in 2006. See "Item 4. Information on the Company - Property, Plants and Equipment - Our Expansion and Profit Improvement Plan." We may also need further funding for debt servicing, working capital, investments, potential acquisitions and joint ventures and other corporate requirements. We cannot assure you that cash generated from our operations will be sufficient to fund these development plans, or that our actual capital expenditures and investments will not significantly exceed our current planned amounts. If either of these conditions arises, we may have to seek external financing to satisfy our capital needs. Our ability to obtain external financing at reasonable costs is subject to a variety of uncertainties. Failure to obtain sufficient external funds for our development plans could adversely affect our business, financial condition and operating performance.

*

Our planned expansion, cost reduction and technical improvement projects could be delayed or adversely affected by, among other things, failures to receive regulatory approvals, difficulties in obtaining sufficient financing, technical difficulties, or human or other resource constraints. Moreover, the cost of these projects may exceed those originally contemplated. Costs savings and other economic benefits expected from these projects may not materialize as a result of any such project delays, cost overruns or changes in market circumstances. Failure to obtain intended economic benefits from these projects could adversely affect our business, financial condition and operating performances.

*

Our business has grown rapidly. Our ability to manage growth effectively will require us to continue to implement and improve our operational, financial and management systems, continue to develop the management skills of our managers, and continue to train, motivate and manage our employees. Failure to manage our growth effectively could adversely affect our operating performance. In addition, we are in the process of conducting feasibility studies to establish an overseas joint venture company with Companhia Vale do Rio Doce, or CVRD, to produce alumina in Brazil. We have also participated in the bidding for bauxite mining projects in Australia and have been shortlisted as the only developer to explore overseas bauxite resources. Further, we entered into the memorandum of understanding with the Vietnam National Coal-Mineral Industries Group, or "VINACOAL" regarding the proposed establishment of joint venture companies to engage in the development of local bauxite resources. Due to the increase of energy prices in the global market and uncertainty of future market conditions, we could encounter unforeseen problems due to our unfamiliarity with local laws and regulations. We cannot assure you that our overseas expansion or investments will be successful or that we will not suffer foreign exchange losses in connection with our overseas investments.

*

We face competition from both domestic and international primary aluminum producers. Our principal competitors in the primary aluminum business are domestic smelters, some of which are expanding their production capacity. These smelters pose competitive challenges to our primary aluminum operations in production costs, product quality and price. We also face increasing competition from international primary aluminum suppliers as China continues to open up its aluminum industry to international trade.

4

After China's accession to the WTO on December 11, 2001, competition from international suppliers of alumina may increase as tariff and non-tariff barriers for imported alumina are significantly reduced. The standard tariff on imports of alumina into China has been reduced from 18% as of December 31, 2001 to its current level of 5.5% as of January 1, 2006. Intensified competition may result in reductions in our prices or sales volume and may have a material adverse effect on our financial condition and operating performance. If we are not successful in reducing our costs, we may not be able to maintain or increase our current share of China's primary aluminum market or continue to achieve profitability.

*

We rely heavily on coal as our energy and fuel source required during our production process. As we significantly increase our production capacities, coal required for our production substantially increases accordingly. If our coal suppliers are not able to supply the amount of coal required for our production due to general short supply of coal or any other reason, we may be forced to reduce production output or suspend operation of our production in which case our financial condition and results of operation may be materially adversely affected.

*

Prior to 2004, the export of primary aluminum enjoyed a 15% tax refund. Since January 1, 2005, the export tax refund was cancelled and exports of primary aluminum have been subject to a 5% export tax. The abolishment of export tax refund and the imposition of export tax affected the allocation of domestic and export sales by aluminum producers in China and resulted in an increase in domestic sales. The increase in domestic sales further intensified the competition in domestic primary aluminum market, where we conduct most of our primary aluminum business. Intensified domestic competition could have a material adverse effect on the price and margins of our products and market share.

*

Bauxite is the most important raw material for alumina production. We obtain our bauxite from three major sources, including our own mines, jointly operated mines, and other suppliers, which primarily consist of small independent mines. See "Item 4. Information on the Company - Business Overview - Business Operations - Alumina - Raw Materials - Bauxite." Each of these sourcing methods could affect the security or cost of supply. The average price of bauxite supplied by small independent mines in 2005 has increased 7.3% as compared with 2004, primarily due to increasing demand. If we are unable to obtain a steady supply of key raw materials externally and internally at a competitive price, our operating performance may be adversely affected.

*

The smelting of primary aluminum employs an electrolytic reduction process that requires a large and continuous supply of electricity. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress. In extreme cases, interruptions of electricity supply can also cause damage to or destruction of the equipment and facilities. If this occurs, our operation may be adversely affected.

*

Electricity cost is the principal production cost component of our primary aluminum production. All of our seven smelters benefit from various policies that allow them to purchase electricity at reduced prices. However, despite such preferential treatment, our electricity prices are expected to continue to be higher than those of major international primary aluminum producers. Our electricity costs increase due to severe shortage of electric power in recent years. In 2005, the electricity shortage led to an increase of average electricity price by approximately 5.9% compared with 2004, which in turn caused our unit production cost for primary aluminum to increase by approximately 1.9%. If any other preferential treatment policies are cancelled by the PRC government or not renewed upon expiration, or if electricity prices or charges were to increase for any reason, it would increase our unit production cost for primary aluminum and have an adverse effect on our financial condition and operating performance.

*

Our alumina products are mainly delivered by rail or truck, and our primary aluminum products are transported to our customers mostly by rail. If we are unable to make on-time delivery due to transportation problems, or if the costs of transportation continue to rise, our operating performance will be significantly affected.

5

*

A main objective of our research and development projects is to develop new methods and processes to improve efficiency in the refining of bauxite with relatively low alumina-to-silica ratios. A potential decline in China's supply of bauxite with high alumina-to-silica ratios, failure to achieve technological improvements or to implement such improvements in commercial applications could impede our efforts to reduce unit production costs and to compete with major international producers.

*

The bauxite reserve data on which we base our production, turnover and expenditure plans are estimates we have developed internally and may be inaccurate. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. If these estimates are inaccurate or indicated tonnages are not recovered, it could have a material adverse effect on our business, financial condition and operating performance.

*

We rely on short-term borrowings as part of our financing needs. If we fail to achieve timely rollover, extension or refinancing of our short-term debt, we may be unable to meet our obligations in connection with debt service, accounts payable and/or other liabilities when they become due and payable. In addition, we may be exposed to changes in interest rates. If interest rates increase substantially, our results of operations could be adversely affected.

*

Our primary sources of funding are cash generated by operating activities, prepayments and deposits from customers, short-term and long-term bank borrowings, proceeds from shares offerings and proceeds from short-term bond offerings. In 2005, we required our customers to make prepayments or deposits for purchases of alumina. The total amount of prepayments and deposits was approximately RMB1,571.9 million as of December 31, 2005. We have relied on prepayments and deposits received from customers as a source of our liquidity. In the event that demand for alumina declines, we may not be able to require such prepayments and deposits from customers, in which case this source of liquidity would not be available to us.

*

Chinalco, a state-owned enterprise, as of December 31, 2005 owned 42.14% of our issued share capital and is our largest shareholder. The interests of Chinalco may conflict or even compete with our interests and the interests of our public shareholder. Chinalco may take actions that favor the interests of its subsidiaries, associates and other related entities over our interests and the interests of our public shareholders. In addition, Chinalco and some of its subsidiaries and associates provide a range of services to us, including engineering and construction services, social services, land and property leasing and supply of raw and supplemental material. Some of the services Chinalco provides to us, such as educational and medical care services for our employees, would be difficult to obtain from other sources. Our cost of operations could increase if Chinalco were unable to perform its agreement to provide such services to us.

*

Chinalco has substantial financial obligations relating to the businesses, operations and personnel that it retained in the reorganization. While Chinalco generates significant operating turnover and receives government support, it may also rely on dividends received from us as a means of funding these obligations. Subject to the relevant provisions of the PRC Company Law and our articles of association, Chinalco may seek to influence the amount of dividends we pay out in order to satisfy its cash flow requirements. Any resulting increase in our dividend payout would reduce funds available for reinvestment in our businesses.

*

Our alumina and primary aluminum production operations are subject to environmental protection laws and regulations in China, which impose such penalties as waste discharge fees, fines or closure of non-compliant plants. Each of our alumina and primary aluminum production plants has implemented a system to control its emissions and to oversee compliance with PRC environmental regulations. The PRC government, however, has taken steps and may take additional steps, towards more rigorous enforcement of applicable laws, and/or adoption of more stringent environmental standards. If the PRC national or local authorities enact additional regulations or enforce existing or new regulations in a more rigorous manner, we may be required to make additional environmental expenditures, which could have an adverse impact on our financial condition.

6

*

We may experience major accidents in the course of our operations, which may cause significant property damage and personal injuries. Significant industry-related accidents and natural disasters may cause interruptions to various parts of our operations, or could result in property or environmental damage, increase in operating expenses or loss of turnover. The occurrence of such accidents and the resulting consequences may not be covered adequately, or at all, by the insurance policies we carry. In accordance with customary practice in China, we do not carry any business interruption insurance or third party liability insurance for personal injury or environmental damage arising from accidents on our property or relating to our operations other than our automobiles. Losses or payments incurred may have a material adverse effect on our operating performance if such losses or payments are not fully insured.

*	We are also subject to a number of risks relating to the PRC, including the following:

-

The central and local PRC governments continue to exercise a substantial degree of control and influence over the aluminum industry in China and shape the structure and characteristics of the industry by means of policies in respect of major project approval, preferential treatments such as tax incentives, electricity pricing, and safety, environmental and quality control. If the PRC government changes its current policies or the interpretation of those policies that are currently beneficial to us, we may, to some extent, face pressure on profit margins and significant constraints on our ability to expand our business operations or to maximize our profitability.

-

Under current PRC regulatory requirements, the construction of new alumina refineries, the expansions of primary aluminum plants and mining projects in excess of RMB500 million require PRC government approval. If any of our important projects required for our growth or cost reduction are not approved, or not approved on a timely basis, our financial condition and operating performances could be adversely affected.

-

Substantially all of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects. The economy of China has been transitioning from a planned economy to a market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry by imposing industrial policies. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall economy of China, but may have a negative effect on us.

-

On September 4, 2005, the China Securities Regulatory Commission, or CSRC, promulgated the Circular on Distributing the Measures for the Administration of the Share-Trading Reform of Listed Companies, or the Circular. According to the Circular, the holders of non-tradable shares in A share companies have the right to request the board of directors to convene meetings with the tradable shareholders to discuss a plan through which the non-tradable shares may become tradable. In order to make the non-tradable shares become tradable, the holders of non-tradable shares may be required to pay certain consideration under such reform in the form of, among others, complimentary shares to holders of tradable shares. We have investments in A share companies which are regulated by the Circular. We may suffer adverse consequences in terms of, among others, dilution of our shareholdings in A share companies in which we invest as a result of such reform.

-

Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People's Bank of China, or PBOC, which are set daily based on the previous day's PRC interbank foreign

7

exchange market rate and current exchange rates on the world financial markets. On July 21, 2005, PBOC announced a reform of its exchange rate system and revalued the Renminbi . Under the reform, Renminbi is allowed to trade against a basket of foreign currencies. Any further appreciation of Renminbi in the future will increase the cost of our export sales, reduce our account receivables denominated in foreign currencies and adversely affect our financial condition and results of operations. On the other hand, any devaluation of Renminbi may adversely affect the value of, and dividends payable on, our H shares and ADSs in foreign currencies since we receive our turnover and denominate our profits in Renminbi. Our financial condition and operating performance may also be affected by changes in the value of certain currencies other than Renminbi in which our earnings and obligations are denominated. In particular, a devaluation of the Renminbi could increase the portion of our cash flow required to satisfy our foreign currency-denominated obligations.

-

Since 1979, many new laws and regulations covering general economic matters have been promulgated in China. Despite this activity to develop the legal system, China's system of laws is not yet complete. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China's judiciary in many cases creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.

See also "Item 4. Information on the Company - Business Overview," "Item 5. Operating and Financial Review and Prospects," "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions," "Item 8. Financial Information" and "Item 11. Quantitative and Qualitative Disclosures About Market Risks."

ITEM 4.	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

We were incorporated as a joint stock limited company under PRC laws on September 10, 2001. Our scope of business includes bauxite mining, the production of alumina, primary aluminum and ancillary products, and provision of engineering and construction services. Pursuant to a reorganization agreement effective as of July 1, 2001 among Chinalco, Guangxi Investment, Guizhou Development and us and a mining rights agreement between Chinalco and us, substantially all of Chinalco's alumina and primary aluminum production operations, operations of the Research Institute, as well as mining operations and mining rights of bauxite mines and other related assets and liabilities were transferred to us upon our formation.

We are currently the largest producer of alumina and primary aluminum in terms of production and sales volume in China, one of the fastest growing major aluminum markets in the world. Alumina and primary aluminum are our principal products. Alumina is refined from bauxite through a chemical process and is the key raw material for producing primary aluminum, which in turn is a widely used metal and the key raw material for aluminum fabrication. In addition to alumina and primary aluminum, we also produce and sell a comparatively small amount of alumina chemical products, including alumina hydrate and alumina based industrial chemical products, carbon products, including principally carbon anodes and cathodes, and gallium.

We produced approximately 7,181,000 tonnes of alumina, 2,030,000 of which was used internally by our smelters, and approximately 937,000 tonnes of alumina chemical products, including alumina hydrate and alumina based industrial chemical products in 2005, representing approximately 49.0% of all alumina products consumed in China during that year, making us the second largest producer of alumina in the world. Our alumina production has increased rapidly in the past few years, and we expect to continue to capture the growth in China's alumina market through ongoing

8

expansion. From 2001 to 2005, our annual alumina production grew from 4,700,000 tonnes to 7,800,000 tonnes.

Our primary aluminum production of 1,051,600 tonnes in 2005 accounted for approximately 14.9% of China's domestic primary aluminum consumption for 2005. From 2001 to 2005, our annual primary aluminum production grew from 710,000 tonnes to 1,051,600 tonnes.

Our key operating assets include four integrated alumina and primary aluminum production plants, another two alumina refineries and three primary aluminum smelters, including Lanzhou Aluminum, which is our 28% owned associated company, in addition to the integrated production plants and one research institute, which also produces a small amount of products on a pilot run basis. Most of our refineries are located in reasonable proximity to abundant bauxite reserves and, as of December 31, 2005, had annual production capacities ranging from 800,000 to 2,200,000 tonnes. Our primary aluminum smelters had annual production capacities ranging from 56,000 to 403,700 tonnes as of December 31, 2005. According to the China Non-ferrous Metals Industry Association, our smelters in Guizhou and Qinghai are the largest and the second largest smelters in China, respectively, in terms of production capacity. Since December 31, 2004, all of our production facilities have been granted ISO9001:2000, OHSAS 18001:1999 and GB/T 28001-2001 accreditations.

We entered into a number of acquisition and joint venture agreements with partners in China and overseas to further increase our alumina and primary aluminum production capacities. In January 2005, we entered into an agreement with Lanzhou Aluminum Plant to acquire 151,851,442 shares, or 28% of the total issued share capital of Lanzhou Aluminum for a consideration of RMB767.3 million, which was completed in March 2005. Lanzhou Aluminum owns one primary aluminum smelting plant with total production capacity at approximately 160,000 tonnes per annum. For more details, see "-Business Overview - Production Facilities." Lanzhou Aluminum had since become our associated company whose results of operations are not consolidated into our audited financial statements. See Note 10(b) to our audited financial statements.

On July 31, 2005, we entered into a Supplemental Agreement with Guangxi Aluminum Development and Investment Stock Co., Ltd., or Guangxi Associate, and China Minmetals Non-ferrous Metal Co., Ltd., or China Minmetals, to increase the total investment of the joint venture company, Guangxi Huayin Aluminum Co., Ltd., from RMB10 million to RMB8,491.0 million, of which 25% will be contributed by shareholders in proportion to their equity interest held in the joint venture company and the remaining 75% will be financed by bank loans. We, Guangxi Associate and China Minmetals are responsible for contribution of RMB701.0 million, RMB721.5 million and RMB701.0 million, respectively. See "- Property, Plants and Equipment - Our Expansion and Profit Improvement Plan."

On December 6, 2005, we entered into a joint venture agreement with Shanxi Guanlv Co., Ltd. to establish a joint venture company, Shanxi Huasheng Aluminum Company Ltd. The joint venture company is expected to have an annual production capacity of primary aluminum of approximately 220,000 tonnes. The joint venture company is expected to have a total investment of RMB2,379.4 million and a registered capital of RMB1,000 million. Upon completion of the capital contribution, we will hold 51% equity interest in the joint venture company.

In March 2006, we entered into a share transfer agreement with Liaoning Fushun Aluminum Factory to acquire 100% equity interest held by it in Liaoning Fushun Aluminum Co., Ltd., or Funshun Aluminum, with an annual production capacity of 140,000 tonnes for a consideration of RMB500 million. Funshun Aluminum's primary business is the production of primary aluminum and carbon products. As of February 28, 2006, Funshun Aluminum had an asset value of RMB1,270 million and net assets of approximately RMB503 million.

On April 17, 2006, we entered into a joint venture agreement with Guizhou Wujiang Hydropower Development Co. Ltd. to establish a joint venture company, Chalco Zunyi Alumina Co., Ltd. Upon completion of the capital contribution, we will hold 67% equity interest in the joint venture company. The joint venture company is expected to have an annual production capacity of alumina of approximately 800,000 tonnes. The joint venture company is expected to have a total investment of RMB4,250.0 million and a registered capital of RMB1,400.0 million.

On May 19, 2006, we entered into a Sale and Purchase Agreement with Jiaozuo Wanfang Group to acquire 29% of the issued share capital, or 139,251,064 State-owned legal person shares held by Jiaozuo Wanfang Group in the issued share capital of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. ("Jiaozuo Wanfang"). Jiaozuo Wanfang has an annual production capacity of 272,000 tonnes of primary aluminum. Jiaozuo Wanfang is a joint stock limited company established in the PRC, the shares of which are listed on the Shenzhen Stock Exchange of the PRC. The total consideration payable by us for the acquisition of Jiaozuo Wanfang is RMB247.0 million. Completion of the sale and purchase is subject to, among other things, approval by the relevant government authorities, including China Securities Regulatory Commission, and registration of the acquired shares in favor of us. Pursuant to the Acquisition and subject to PRC Government's approval, we will become the largest shareholder of Jiaozuo Wanfang upon completion of the acquisition.

9

In addition, we have entered into the following non-binding letters of intent for potential acquisitions and joint venture opportunities to further expand our primary aluminum production capacities:

*

we entered into a letter of intent to establish a joint venture with Baiyin Nonferrous Metal (Group) Co., Ltd., or Baiyin Nonferrous, and Baiyin Ibis Aluminum Co., Ltd., or Baiyin Ibis, on December 10, 2005. Baiyin Nonferrous will contribute 127,000 tonnes of primary aluminum smelting and supporting facilities owned by Baiyin Ibis as capital contribution and hold 49% equity interest in the joint venture and we will hold 51% equity interest in the joint venture. The joint venture will have an annual production capacity of 127,000 tonnes of primary aluminum.

*

we entered into a letter of intent to acquire 60% equity interest of a subsidiary held by Shandong Huasheng Jiangquan Group in January 2006. The subsidiary has an annual production capacity of 100,000 tonnes of primary aluminum. The subsidiary also has other supporting facilities and two 135MW coal-fired generators.

*

we entered into a letter of intent to acquire 51% equity interest in Zunyi Aluminum Co., Ltd., with Wujiang Hydropower Development Corporation Ltd., the People's Government of Zunyi County and Zunyi Aluminum Co., Ltd. in January 2006. Zunyi Aluminum Co., Ltd. has an annual production capacity of 113,000 tonnes of primary aluminum.

To secure the bauxite supply, we continued to participate in overseas development projects in 2005. We entered into a non-binding Framework Agreement with CVRD on May 24, 2005. We are in the process of conducting feasibility studies with CVRD for the proposed establishment of a joint venture company, ABC - Aluminum Brasil China S/A, to produce alumina in Barcarena, State of Para, Brazil. See "-Business Overview - Production Facilities - Alumina."

We submitted a letter of intent to bid for the development of bauxite resources in Aurukun, Australia to the Queensland government in October 2005. We further submitted a non-binding preliminary development proposal to the Queensland government in January 2006. In March 2006, the Queensland government confirmed that we were shortlisted as the only developer invited to submit a final proposal. See "-Business Overview - Raw Materials - Alumina."

In addition, we participated in a mining project under cooperation by the PRC and Vietnam governments to explore bauxite resources in Dak Nong province in Vietnam. In December 2005, we entered into a non-binding memorandum of understanding with VINACOAL regarding the proposed establishment of joint venture companies to explore bauxite resources in Dak Nong province in Vietnam. We expect to commence feasibility studies of this project in 2006. See "-Business Overview - Production Facilities - Alumina."

Our capital expenditures in 2003, 2004 and 2005 were RMB5,729.5 million, RMB10,941.7 million and RMB 8,417.9 million (US$1,043.1 million), respectively. We currently expect our capital expenditures to be approximately RMB14,000.0 million in 2006. For details of our capital expenditures and our future plan, please see "-Our Expansion and Profit Improvement Plan" and "Item 5 -Operating and Financial Review and Prospects - Capital Expenditures".

Our principal executive office is currently located at No. 12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814. Our contact telephone number is (86)10 6398 5654. Our web site is www.chalco.com.cn. Information contained on our website does not constitute part of this annual report.

10

Strategic Investor

We and Alcoa agreed in 2001 to develop a long-term strategic relationship. The key components of this relationship involve an investment in our company, and the formation of a joint venture company, or Guangxi Pingguo JV, to own and operate our Pingguo facilities. To establish this strategic relationship, we and Alcoa entered into:

*

a strategic investor subscription agreement, dated November 5, 2001, or Subscription Agreement, pursuant to which Alcoa agreed to purchase our shares in our initial global share offering in December 2001 at the initial public offering price an amount of shares that would constitute 8.0% of our outstanding share capital immediately following the global offering; and

*

a memorandum of understanding, or the MOU, dated November 12, 2001, which sets forth the basis on which we propose to form the Guangxi Pingguo JV to own and operate the alumina and primary aluminum production facilities at our Guangxi plant.

The primary aspects of our strategic relationship with Alcoa are described below.

Investment in Our Company

Under the Subscription Agreement, as long as Alcoa maintains a strategic stake in our shares, it will be entitled to certain key rights as our strategic partner, including:

*	the right to appoint one director to our board of directors;

*	the right of first refusal to participate in any future projects we may contemplate undertaking with a foreign partner in bauxite mining, alumina refining or primary aluminum smelting in China; and

*

the opportunity to establish a second equity joint venture with us so long as we and Alcoa agree that the initial joint venture company at the Guangxi plant represents a successful beginning to our strategic relationship.

In addition, Alcoa has given us the right of first refusal to participate in any future projects Alcoa may contemplate undertaking with a domestic partner in the PRC in bauxite mining, alumina refining or primary aluminum smelting. Subject to exceptions described under "- Joint Venture at Our Guangxi Plant" below. Should Alcoa wish to sell our H shares or ADSs in the future, we have undertaken to register such H shares or ADSs for sale with the U.S. Securities and Exchange Commission, or the SEC.

Alcoa currently holds approximately 8.0% of our issued share capital.

Joint Venture at Our Guangxi Plant

The MOU sets forth the basis on which we and Alcoa intend to form a limited liability equity joint venture company as equal 50% shareholders at our Guangxi plant for the purpose of mining bauxite, refining alumina and smelting aluminum. The term of the Guangxi Pingguo JV is proposed to be 50 years.

In April 2004, we received a notification from the NDRC regarding their approval on March 29, 2004 for the establishment of the Guangxi Pingguo JV. For further information, see "Item 4. Information of the Company - Our Facilities - Guangxi Plant".

According to the MOU, the board of directors of the Guangxi Pingguo JV will consist of six directors, of which we will appoint three and Alcoa will appoint the other three. The chairman of the board of directors is to be elected from among the directors that we appoint. The vice-chairman is to be elected from among the directors appointed by Alcoa. The day-to-day management of the Guangxi Pingguo JV will be the responsibility of a general manager nominated by Alcoa and appointed by the board of directors of the Guangxi Pingguo JV.

11

Pursuant to the Subscription Agreement, as amended, if the final joint venture agreement for the Guangxi Pingguo JV is not executed within eight months from closing of our global offering or if all necessary relevant PRC government approvals for the Guangxi Pingguo JV are not obtained within twelve months from the closing of our global offering due to the failure of a party to abide by the terms of the MOU, the defaulting party would be obliged to pay US$7.5 million (equivalent to RMB62.1 million) to the other party as compensation and the restrictions on Alcoa's ability to sell our shares will terminate. We continue to work closely and actively with Alcoa to seek the opportunity of establishing a joint venture. As of December 31 2005, we have not made any claim against Alcoa nor has Alcoa made any claim against us for compensation under the Subscription Agreement, as amended.

Our Initial Public Offering

In December 2001, we completed our global initial public offering in which 2,749,889,968 H shares were listed on the Hong Kong Stock Exchange and 409,646,400 H shares in the form of ADSs were sold in the United States and listed on the NYSE under the symbol "ACH".

Our H Shares Placement in 2004

On January 6, 2004, we placed 549,976,000 additional H shares, par value of RMB1.00 each, to certain independent professional and institutional investors who are non-U.S. persons outside the United States pursuant to Regulation S of the U.S. Securities Act of 1933 at a price of HK$5.658 per H share. The net proceeds amounted to RMB3,251.0 million. As of December 31, 2005, RMB1,837 million from our H Share placement was used for capital expenditures.

Our Recent H Shares Placement

Pursuant to the shareholders' resolution passed on June 9, 2005, we entered into a placing agreement with J.P. Morgan Securities Ltd., CLSA Limited and China International Capital Corporation Hong Kong Securities Limited in relation to the placing (the "Placing") of an aggregate of 644,100,000 H Shares in the share capital of our Company at a price of HK$7.25 per H Share on May 9, 2006. The Placing Shares comprise (i) 600,000,000 new H Shares to be allotted and issued by the Company and (ii) 44,100,000 H Shares to be converted from the same number of existing State-owned domestic shares that are to be allocated from Chinalco to the National Social Security Fund Council (the "NSSF") of the PRC, in reliance upon U.S. Securities Act of 1933. The Placing Shares represent approximately 5.83% of the existing issued share capital of our Company and approximately 5.53% of the issued share capital of our Company as enlarged by the issue of the new H Shares.

The estimated net proceeds from the placement of the 600,000,000 new H shares of our Company will be approximately HK$4,247,000 (equivalent to RMB4,243,000). The net proceeds from the placement of the 44,100,000 shares will be paid directly to the NSSF pursuant to the placing arrangement. We intend to use the net proceeds arising from the Placement for the funding of possible acquisition of domestic primary aluminum projects and for general working capital purposes.

The Placing shares were listed on the Hong Kong Stock Exchange on May 19, 2006. Our total share capital increased to 11,649.9 million shares from 11,049.9 million shares, and the percentage of our listed share capital to our total share capital increased from 29.87% to 33.85%.

The Proposed A Shares Offering

On June 9, 2005, the annual general shareholders' meeting passed a resolution for us to submit application to (i) the CSRC for an approval to issue a maximum of 1,500,000,000 A shares, representing approximately 19.35% of our domestic share capital currently in issue to the PRC public, including PRC individual investors, PRC institutional investors and qualified foreign institutional investors, and (ii) the Shanghai Stock Exchange for the listing of the A shares on the Shanghai Stock Exchange. The annual general shareholders' meeting held on May 10, 2006, resolved to extend the authorization for the Proposed A Share Offering for one more year until June 9, 2007, based on the same terms as approved on June 9, 2005. We are currently in the process of preparing such application materials.

The amount to be raised from the Proposed A shares Offering is currently expected to be not more than RMB8,000 million. The net proceeds are principally to be used to:

*	fund an alumina brownfield project of our Henan branch;

*	fund an alumina production-line project of our Zhongzhou branch;

*	fund an alumina brownfield and environmental enhancement project of our Guizhou branch;

*	invest in Shanxi Huaze to fund and develop its primary aluminum and power generating project;

*	fund the third phase of an alumina brownfield project of our Guangxi branch;

*	fund a greenfield project of pseudoboehmite production of our Shandong branch;

*	fund a greenfield project of zeolite production of our Shandong branch;

12

*	fund a limestone improvement project of our Shanxi branch; and

*	fund an alumina improvement project of our Shanxi branch.

The use of proceeds from the Proposed A Shares Offering on the projects to be invested, the priority of the proposed investments and the amounts to be invested, as approved by the CSRC and authorized by the shareholders at the annual general meeting, is subject to adjustment and finalization by our board of directors by reference to the then budgeted financing needs of such projects and the relevant industry and regulatory approval requirements and other circumstances. If the proceeds from the Proposed A Shares Offering are insufficient to fund all or any of the intended projects, the directors intend to fund the deficit with internal resources. Any balance of the proceeds will be used to satisfy our general working capital requirements.

Our Short-Term Bonds Offering

On May 25, 2005, we obtained the approval from the PBOC to issue short-term bonds up to an aggregate principal amount of RMB5,000 million. On June 15, 2005, we issued 20,000,000 units of short-term bonds with a par value of RMB100 per unit for an aggregate principal amount of RMB2,000 million at an offer price of RMB97.16 per unit to institutional investors in the PRC banking industry with a maturity period of 365 days. The proceeds amounted to RMB1,943 million. The bonds are traded on the PRC interbank debenture market from June 16, 2005. Under the PBOC approval, we are able to issue additional short-term bonds with an aggregate principal amount amounting to RMB3,000 million before the annual general meeting dated May 10, 2006. The board of directors has passed a resolution regarding the issuance of additional short-term bonds and the terms and conditions of such offering pending shareholders' approval at the annual general meeting dated May 10, 2006. The proceeds from the short-term bonds offering are used for purchase of raw materials and import of alumina.

BUSINESS OVERVIEW

Our Principal Products

We manage our operations according to our two principal business segments. Our alumina segment includes the production and sale of our alumina-related products, namely, alumina and alumina chemical products, including alumina hydrate, alumina based industrial chemical products and gallium. Our primary aluminum segment includes the production and sale of our primary aluminum-related products, namely, primary aluminum (including both ingots and other primary aluminum products) and carbon products. External sales of our alumina and primary aluminum segments accounted for approximately 61.6% and 38.1%, respectively, of our total turnover in 2005. Alumina is refined from bauxite through a chemical process and is the key raw material for producing primary aluminum, which in turn is a key raw material for aluminum fabrication.

Our alumina segment products consist primarily of alumina, which accounted for approximately 91.9% of our total alumina segment output based on total production volume in 2005. Other alumina segment products consist primarily of alumina chemical products, including alumina hydrate, alumina based industrial chemical products and gallium. Alumina chemical products are used in the production of chemical, pharmaceutical, ceramic and construction materials. In the process of refining bauxite into alumina, we also produce small amounts of gallium, which is a related product and a high-value rare metal with special uses in the electronics and telecommunications industries.

Our most important primary aluminum product is ingots, which accounted for approximately 85.0% of our total primary aluminum output in 2005. Our standard ingots are 20-kilogram remelt ingots used for general aluminum fabrication primarily for the auto, construction, power and consumer goods industries. Other than ingots, we also produce a small amount of high value-added and high-margin primary aluminum, such as electrical aluminum and aluminum alloys used for special industrial applications. In 2005, we continued to adjust our product mix to increase the production of high value-added primary aluminum, such as increasing the production of aluminum alloys by approximately 20.0% compared to 2004, to realize the higher margin of such products. Our primary aluminum plants produce carbon products (principally carbon anodes and cathodes) used in smelting operations.

13

The carbon we produce supplies substantially all of the carbon products required for our smelters. We also sell some of our carbon products to external smelters.

Since 2003, we have started to recycle scrap materials for our primary aluminum production. In 2005, our Shandong Plant used recycled materials to produce approximately 23,000 tonnes primary aluminum products. At present, only our Shandong Plant has the capability to produce primary aluminum products from recycled materials.

Our Current Production Capacity

The following table sets forth the production capacity of alumina and primary aluminum for each of our plants for 2005:

2005
Production Capacity

Plant	Alumina	Primary Aluminum

(in thousand tonnes) (1)

Guangxi plant	850.0	139.5
Zhongzhou plant	1,360.0	-
Qinghai plant	-	367.0
Shanxi plant	2,200.0	-
Guizhou plant	800.0	403.7
Henan plant	2,050.0	56.0
Shandong plant	1,050.0	75.0
Shanxi Huaze	-	280.0
Lanzhou Aluminum(2)	-	160.0
Research Institute	20.0	18.0

Total	8,330.0	1,499.2

------------------------------

(1)

Our production capacity takes into account designed capacity and subsequent modifications. Designed capacity is based on various assumptions including down time for ordinary maintenance and repairs and assumptions as to ore grade of bauxite used.

(2)

Lanzhou Aluminum is our associated company owned as to 28% of its equity interest whose results of operations are not consolidated into our financial statements. Production capacity presented above represents 100% of Lanzhou Aluminum's smelting capacity. See Note 10(b) to our audited financial statements.

The following table sets forth, for the periods indicated, information relating to our production volumes of the alumina segment and primary aluminum segment products:

Years Ended December 31,

Production Volume by Product	2003	2004	2005

(in thousand tonnes, except Gallium)

Alumina segment
Alumina	5,632.0	6,351.0	7,181.0
Alumina chemical products	415.0	469.0	937.0
Gallium (in tonnes)	5.6	23.0	22.2
Primary aluminum segment
Primary aluminum (1)(2)	762.0	770.0	1,051.6
Carbon	556.3	623.0	672.0

------------------------------

(1)	Including ingots and other primary aluminum products.

(2)

Lanzhou Aluminum is our associated company owned as to 28% of its equity interest whose results of operations are not consolidated into our financial statements. Production volumes for 2005 presented above included 126,000 tonnes which represent 100% of Lanzhou Aluminum's production volumes. See Note 10(b) to our audited financial statements.

Production Process Alumina

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Alumina is produced from bauxite, an aluminum-bearing ore, by a chemical refining process. The production process to be used for producing alumina is determined by the mineral composition of the bauxite used. The production process generally includes the sintering process, the Bayer process, the hybrid Bayer-sintering process or the ore-dressing Bayer process. Most of the bauxite found in China is diasporite bauxite of a particular mineralogy, with high alumina content but relatively higher silica content, resulting in low alumina-to-silica ratios. The Bayer process cannot efficiently refine such bauxite unless the alumina-to-silica ratio of the bauxite is raised sufficiently prior to refining. Refining low alumina-to-silica ratio bauxite generally requires the use of either the sintering process or the hybrid Bayer-sintering process that we have developed and improved upon to enable the efficient processing of diasporite bauxite generally found in China.

Primary Aluminum

Alumina is converted into primary aluminum through a smelting process using electrolytic reduction. This electrolytic process takes place in a reduction cell, or "pot," a steel shell lined with carbon cathodes and refractory materials. Powerful electric currents are passed through the pot to produce molten aluminum. The molten aluminum is transferred to holding furnaces and then poured directly into moulds to produce foundry ingots or further refined to form fabricating ingots. Most of the primary aluminum we produce is in the form of ingots.

There are two methods commonly used to produce primary aluminum, the "pre-bake" reduction process and the "soderberg" reduction process. Most modern aluminum production facilities adopt the pre-bake reduction. As of December 31, 2005, all of our primary aluminum capacity used pre-bake anode reduction pot-lines. In the pre-bake reduction process, the anodes are pre-formed in a separate facility where the pollutants can be contained. The cells themselves are enclosed with removable panels, so that the waste gases produced can be extracted using large exhaust fans. These gases are then treated and purified to reduce emissions of dust and fluoride to acceptable levels.

Production Facilities

Alumina

Our total annual production capacity for alumina products was approximately 8,330,000 tonnes as of December 31, 2005. In 2005, our actual production of alumina products was approximately 7,181,000 tonnes of alumina and approximately 937,000 tonnes of alumina chemical products. In 2005, we supplied approximately 2,030,000 tonnes, of which approximately 193,000 tonnes were supplied to Lanzhou Aluminum, our 28% owned associated company, to our own smelters, and sold the rest to other domestic smelters. All of our alumina chemical products in the alumina segment we produced in 2005 were sold externally, either domestically or exported for chemical, pharmaceutical and other uses.

The following table sets forth the annual production capacity, alumina production output, alumina chemical products production output and the utilization rate of each of our alumina refineries and our Research Institute as of December 31, 2005:

As of December 31, 2005

Alumina
Chemical
Annual	Alumina	Products
Production	Production	Production	Utilization
Capacity (1)	Output	Output	Rate (2) (%)	Production Process

(in thousand tonnes, except percentages)

Shanxi plant	2,200.0	1,439.0	18.0	68.5	Hybrid Bayer-sintering
Henan plant	2,050.0	1,607.0	113.0	82.0	Hybrid Bayer-sintering
Shandong plant	1,050.0	850.0	575.0	112.4	Sintering
Guizhou plant	800.0	936.0	10.0	117.8	Hybrid Bayer-sintering
Zhongzhou plant	1,360.0	1,449.0	150.0	113.7	Sintering and Bayer
Guangxi plant	850.0	900.0	38.0	108.8	Bayer
Research Institute (3)	20.0	-	33.0	103.5	Bayer

Total	8,330.0	7,181.0	937.0	93.8

------------------------------

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(1)

Our production capacity takes into account designed capacity and subsequent modifications. Capacity is based on various assumptions, including down time for ordinary maintenance and repairs and assumptions as to ore grade of bauxite used. Our production capacity includes additional capacities resulting from the completion of new projects in 2005, including 800,000 tonnes in Shanxi plant, 700,000 tonnes in Henan plant and 300, 000 tonnes in Zhongzhou plant.

(2)

The capacity utilization rate is derived from the summation of (i) the production output of alumina chemical products multiplied by a quotient based on alumina content in these alumina chemical products and (ii) the production output of alumina divided by production capacity of a particular plant. Rates greater than 100% reflect the higher productivity obtained through the use of higher-grade bauxite than originally contemplated in capacity calculations.

(3)

The alumina chemical products production facilities of our Research Institute are test facilities for research and development purposes. These products are sold commercially, and such sales are included in our total turnover.

To secure future bauxite supply, we have participated in several overseas projects in Brazil, Australia and Vietnam. On May 24, 2004, we entered into a non-binding Framework Agreement with CVRD, a corporation duly organized and existing under the laws of the Federative Republic of Brazil, for the establishment of a joint venture company, ABC Refinery, producing alumina in Barcarena, State of Para, Brazil, adjacent to the existing facilities of Alumina do Norte do Brasil, also known as Alunorte in Brazil. We further entered into the first and second Amendment to the Framework Agreement on November 12, 2004 and January 10, 2005, respectively, to set forth the details and schedule of ABC Project.

It is intended that ABC Refinery will be owned by the joint venture company and shall be established as a first class alumina refinery with high competitiveness globally. The intended alumina capacity of the initial phase of ABC Refinery will be 1,800,000 tonnes per year, and may reach a final capacity of 7,20,000 tonnes per year through phased expansions. The proposed development of the ABC Refinery will involve a series of related transactions involving mining, transportation, shipping and port developments. The total investment for the initial phase of the proposed project is estimated to be US$1,000 million.

We and CVRD have reached agreement on certain essential issues in relation to the ABC Project, including the purchase prices of the alumina produced by ABC Refinery in the future. Pursuant to the Amendments, CVRD has produced a preliminary feasibility studies on March 1, 2005 for our review. We are in the process of conducting feasibility studies with CVRD.

We participated in a mining project under cooperation by the PRC and Vietnam governments to explore bauxite resources in Dak Nong province in Vietnam. In December 2005, we entered into a non-binding memorandum of understanding with VINACOAL regarding the proposed establishment of joint venture companies to explore the bauxite resources in Dak Nong province in Vietnam. We expect to commence feasibility studies of this project in 2006.

We submitted a letter of intent to bid for the development of bauxite resources in Aurukun, Australia to the Queensland government in October 2005. We further submitted a non-binding preliminary development proposal to the Queensland government in January 2006. In March 2006, the Queensland government confirmed that we were shortlisted as the only developer invited to submit a final proposal. See "-Business Overview - Raw Materials - Alumina."

Primary Aluminum

We operate seven primary aluminum production facilities, including Lanzhou Aluminum, located in seven provinces in China. Four of these seven smelter plants are integrated with alumina refining operations and are self-sufficient with respect to alumina supply. In addition, our Research Institute also operates a test plant that produces primary aluminum in connection with its research and development.

Two of the seven primary aluminum production facilities, Shanxi Huaze and Lanzhou Aluminum, were added in 2005. Shanxi Huaze has an annual production capacity of approximately 280,000 tonnes and produced 32,400 tonnes of primary aluminum since its completion of construction in 2005 and contributed 2.3% of our total primary aluminum production output in 2005. Lanzhou Aluminum has an annual production capacity of approximately 160,000 tonnes and produced 126,000 tonnes of primary aluminum in 2005 since the completion of our acquisition of its 28% equity interest

16

in March 2005. Lanzhou Aluminum is our associated company whose results of operations are not consolidated into our audited financial statements. See Note 10(b) to our audited financial statements.

The total production capacity for primary aluminum production of all seven of our smelters, including Lanzhou Aluminum, and our Research Institute in 2005 was 1,499,200 tonnes. In 2005, we, including Lanzhou Aluminum, produced approximately 1,051,600 tonnes of primary aluminum. Lanzhou Aluminum, however, is our associated company owned as to 28% of its equity interest whose results of operations are not consolidated into our audited financial statements.

The following table sets forth the annual production capacity, output of aluminum products, the utilization rate and the smelting equipment used in each of our aluminum smelters and our Research Institute as of December 31, 2005:

As of December 31, 2005

Annual
	Production	Aluminum	Utilization
Plant	Capacity(1)	Output	Rate (2) (%)	Smelting Equipment

Qinghai plant	367.0	353.8	96.4	60 kA pre-bake
Guizhou plant	403.7	232.3	57.5	160 kA & 186kA pre-bake
Guangxi plant	139.5	139.9	100.3	160kA &320kA pre-bake
Shanghai plant	75.0	100.4	133.9	85kA pre-bake
Henan plant	56.0	52.0	92.9	85kA pre-bake
Shanxi Huaze	280.0	32.4	11.6	300kA pre-bake
Lanzhou Aluminum(3)	160.0	126.0	78.8	200kA & 75kA pre-bake
Research Institute (4)	18.0	14.8	82.2	140 kA & 280kA pre-bake

Total	1,499.2	1,051.6	70.1

------------------------------

(1)

Production capacity takes into account designed capacity, subsequent modifications and down time for ordinary maintenance and repairs. Our production capacity includes new projects completed in 2005, including 56,000 tonnes in Qinghai plant, 170,000 tonnes in Guizhou plant, 280,000 tonnes in Shanxi Huaze and 160,000 tonnes in Lanzhou Aluminum.

(2)	The capacity utilization rate is determined by dividing the production output of a particular plant by that plant's production capacity.

(3)

Lanzhou Aluminum is our associated company owned as to 28% of its equity interest whose results of operations are not consolidated into our audited financial statements. See Note 10(b) to our audited financial statements. As we exercise significant influence over Lanzhou Aluminum, 100% of its annual production capacity and its production volume are included in the table above.

(4)

The primary aluminum production facilities of our Research Institute are experimental facilities for research and development purposes. Primary aluminum produced at the smelter is sold commercially, and such sales are included in our total turnover.

Raw Materials

Alumina

Bauxite is the principal raw material for the production of alumina. On average, our refineries consume 1.8 tonnes of bauxite to produce one tonne of alumina. We used approximately 11,300,000 tonnes, 13,600,000 tonnes and 15,800,000 tonnes of bauxite in our alumina production in 2003, 2004 and 2005, respectively. In 2005, bauxite cost represented approximately 21.3%, as compared to 19.0% in 2004 of our per unit alumina production costs.

Supply. The predominant use of bauxite is for alumina production. We are the largest alumina producer in China and expect to remain so for the foreseeable future. Therefore, we intend to use our dominant market position to obtain bauxite on favorable terms. Except for our Shandong Plant, all of our refineries are located in the four provinces where over 90% of China's potentially mineable bauxite has been found. We generally source our bauxite from mines close to our refineries to save transportation costs. We procure our bauxite supply principally from three sources:

*	our own bauxite mining operations;
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*	jointly operated mines; and

*	purchases from other suppliers, which principally include small independent mines and, to a lesser extent, mines operated by Chinalco and imports.

We purchase bauxite from a number of suppliers. We are not dependent on any single supplier or small group of suppliers for our bauxite requirements. We endeavor to explore new bauxite reserves and streamline our bauxite procurement system to support the growth of our alumina production. We established a bauxite mine branch located in Zhengzhou, Henan, on March 25, 2005 to centralize the procurement and make effective allocation of bauxite resources among our plants. According to the establishment proposal, the mine branch will manage five bauxite mines, with total controllable bauxite reserves of 1,488,100,000 tonnes, currently owned by us and supply to our Henan Branch, Zhongzhou Branch, Shandong Branch or Shanxi Branch. In 2005, we increased our bauxite reserves by 1,000 million tonnes as compared to 2004.

The following table sets forth, for the periods indicated, the proportion of our bauxite requirements supplied by our three sources:

Years Ended December 31,

2003	2004	2005

Percentage
	Percentage		Percentage		of Our
Total	of Our Total	Total	of Our Total	Total	Total
Bauxite	Bauxite	Bauxite	Bauxite	Bauxite	Bauxite
Supply	Supply (%)	Supply	Supply (%)	Supply	Supply (%)

(in thousand	(in thousand	(in thousand
tonnes)	tonnes)	tonnes)

Our owned mines	1,923.0	17.0	2,237.3	16.4	2,988.1	18.9
Jointly operated mines	1,799.3	15.9	2,501.3	18.4	3,854.8	24.4
Other suppliers	7,572.0	67.1	8,889.4	65.2	8,949.6	56.7

Total	11,294.3	100%	13,628.0	100%	15,792.5	100%

The following table sets forth information regarding our own mines:

Year Ended December 31, 2005

Annual
		Production	Bauxite
Mine	Location (Province)	Capacity	Production

(in thousand tonnes)

Pingguo	Guangxi	1,790	1,846
Xiaoyi	Shanxi	300	408
Guizhou No. 2	Guizhou	150	119
Guizhou No. 1	Guizhou	100	57

Mianchi	Henan	200	207
Yangquan	Shandong	-	3
Xiaoguan	Henan	-	5
Luoyang	Henan	100	219

Total	2,640	2,864

Owned Mines. We currently have eight open-pit mines. As of December 31, 2005, these mines had approximately 214,900,000 tonnes of aggregate proven and probable bauxite reserves as such terms are defined by the SEC. This amount of bauxite reserves would be sufficient to sustain our mining operations in excess of 30 years assuming an annual mining output of 5,000,000 tonnes. As none of our mines produce bauxite for external sales, we are assured of full access to the bauxite produced by our own mines. In 2005, we sourced approximately 18.9% of our bauxite from mines that we own and operate.

The respective terms of the mining rights permits are the shorter of the estimated working life of the mine and 30 years beginning 2001. In addition to mining rights permits, in order to operate

18

these mines, we are required to have land use rights over the land relating to these mines. We lease land use rights relating to all these mines from Chinalco pursuant to a land use rights leasing agreement that we entered into upon our formation. Chinalco's land use rights relating to over 90% of our mining properties are for 50-year terms beginning on July 1, 2001. The remaining land use rights relating to the mines we own and operate are for shorter terms, some as short as eight years. All of our land use rights leases end on the expiry date of the mining rights or the end of the actual mine life, whichever is earlier. Both the land use rights and their leases are renewable.

Jointly Operated Mines. We currently jointly operate 16 bauxite mines. Jointly operated mines are generally operated pursuant to long-term contractual arrangements in which we typically contribute resources such as funding, equipment, labor and management, and the other parties contribute land and/or mining rights and certain personnel resources. The other parties are also typically responsible for obtaining all relevant certificates or approvals in respect of the lands. Generally, we are able to control the mining operations of our jointly operated mines, including determination of production schedules as well as the amounts and grades of bauxite produced. As of December 31, 2005, we have obtained mining rights certificates for all of our 16 jointly operated mines.

Jointly operated mines are typically smaller than our own mines but larger than the small independent mines in terms of reserves and production scales. Our 16 jointly operated mines had approximately 24,500,000 tonnes in the aggregate of proven and probable bauxite reserves as such terms are defined by the SEC. Security of supply from jointly operated mines is contingent upon the extension or renewal of the joint operation arrangements and mining rights upon their expiration. Accordingly, we view our jointly operated mines, as a group, to be a stable, long-term source of our bauxite supply, although the particular mines comprising this group are likely to change. Jointly operated mines supplied 24.4% of our bauxite needs in 2005.

Other Suppliers. In addition to our own mines and our jointly operated mines, we also source bauxite from other suppliers. A majority of other suppliers are small independent mines. However, we also secure a small portion of bauxite from Chinalco and overseas. Bauxite secured from other suppliers accounted for 56.7% of our total bauxite supply in 2005.

*

Small Independent Mines. We purchase bauxite directly from small independent mines or through local distributors that procure bauxite from these mines. Small independent mines are not affiliated with us and generally have annual bauxite production capacities not exceeding 200,000 tonnes. These mines have historically been our important source of bauxite. The average price of bauxite from small independent mines increased by 7.3% from 2004 to 2005.

*	In addition, we also source a small portion of bauxite from Chinalco and from other overseas suppliers.

Bauxite Procurement. A mineral resource department in our headquarters is responsible to control and coordinate the supply of our bauxite, mainly bauxite. To determine how our bauxite requirement will be allocated among our principal sources each year, we first estimate our total bauxite needs for the year. Based on market conditions, production costs and other factors, we decide the amount of bauxite that we wish to source from our own mines, and allocate the remaining requirements among the jointly operated mines and other suppliers. Given the increasing price of bauxite supplied by external independent mines resulting from high market demand, our management or operational control of our own mines and jointly operated mines generally allows us to adjust the procurement levels from these sources during the course of the year to accommodate market conditions.

Alumina-to-Silica Ratio. The production method for alumina refining is determined by the mineral composition of the bauxite, as measured by reference to its alumina-to-silica ratio. Most of the bauxite reserves in China are diasporic with low alumina-to-silica ratios. Based on our current technology, an efficient application of the Bayer process requires bauxite with an alumina-to-silica ratio of 10:1 or higher, while the sintering process can refine bauxite with an alumina-to-silica ratio as low as 4:1. The average alumina-to-silica ratio of the proven and probable reserves of our own mines is 7:1.

Prices. There is neither governmental regulation of bauxite prices nor an official trading market for bauxite in China. We negotiate and agree on bauxite prices with our suppliers, based on ore

19

quality, mining costs, market conditions, transportation costs and various governmental taxes or levies, including a resource tax imposed by local governments. Because we procure bauxite from three different sources, our total bauxite cost is influenced by the following factors:

*	the cost of our own mining operations;

*	the terms of our operational arrangements with respect to our jointly operated mines; and

*	the market conditions relating to purchases from small independent mines.

Primary Aluminum

An average of approximately 2.0 tonnes of alumina and 14,500 kWh of electricity were required to produce one tonne of primary aluminum. Alumina and electricity, the two principal ingredients in the smelting process in terms of volume and cost, accounted for approximately 42.2% and 31.2%, respectively, of our unit primary aluminum production costs in 2005. We also require carbon anodes, carbon cathodes and sodium fluoride in the smelting process.

Alumina is the main raw material in the production of primary aluminum. Our Shandong, Henan, Guizhou and Guangxi smelters have historically sourced all or substantially all of the alumina they required from their respective integrated refineries. Our Qinghai plant, Shanxi Huaze and Lanzhou Aluminum, which do not have alumina refining operations on site, have obtained alumina internally from our own alumina refineries. Pursuant to a notice issued by the Ministry of Commerce of the PRC on October 13, 2004 and effective from January 1, 2005, the PRC government prohibits domestic aluminum smelters whose annual production volume is lower than 100,000 tonnes from directly importing alumina to China for aluminum processing or refinery purposes. We are among a few companies in the PRC that are currently qualified to import alumina directly for our primary aluminum production. As imported alumina will usually be cost effective, we believe our competitiveness is as a result enhanced. The following table sets forth, for the periods indicated, the amount of alumina consumed by each of our smelters:

Years Ended December 31,

Plant	2003	2004	2005

(in thousand tonnes)

Guizhou plant	453.7	445.1	454.7
Qinghai plant	523.4	547.9	687.1
Guangxi plant	268.4	216.4	270.2
Shandong plant	83.6	129.3	150.6
Henan plant	113.0	112.6	101.1
Research Institute	34.0	32.2	29.1

Total	1,476.1	1,483.5	1,692.8

Supplemental Materials, Electricity and Fuel

Alumina

Electricity, coal, alkali (caustic soda or soda ash) and heavy oil are the other principal items required for our alumina production. We established a supplies department in our headquarters to control and coordinate the budgeting and procurement for all major items required for our production. In addition, to raise the efficiency of materials flow, a distribution center was set up at each production facility. However, our efforts in improving the efficiency of material supplies by the procurement system were to a certain extent offset by the significantly increased prices for coal and fuel due to their short supply in 2005.

Electricity. Electricity is one of the principal forms of energy used in our refining process. Electricity represented approximately 7.6% of our unit alumina production cost in 2005.

The fuel items (including coal and heavy oil) used by the Shanxi Huaze co-generation facilities are purchased from outside sources at market prices. To the extent that power produced by the co-generation facility is insufficient to meet a refinery's total power requirements, we purchase the shortfall from regional power grids at government-mandated rates pursuant to power supply agreements. Power prices in China can vary, sometimes substantially, from one region to another, based on power production costs in the region as well as the consuming community's ability to pay.

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Accordingly, power costs for our various plants differ. Most of our electricity supply agreements are one to three year renewable contracts with regional power grids.

Coal. Large quantities of coal are used as a reducing agent and as fuel to make steam and gas in the alumina refining process. The coal we consumed directly in the alumina refining process in 2005 represented 9.2% of our unit alumina production costs. Additional amounts of coal were used to produce steam and electricity in connection with refining for the same periods.

To secure our coal supply, we entered into a joint venture agreement with Jiaozuo Coal (Group) Co. Ltd., or Jiaozuo Coal, on April 12, 2004 to establish a joint venture company in Henan Province to operate coal mines and manage coal processing business on May 15, 2004. We contributed 30% of the total registered capital in the amount of RMB45.0 million by way of cash and Jiaozuo Coal contributed 70% of the total registered capital in the amount of RMB105.0 million by way of cash and evaluated coal mining rights in respect of Zhaogui mine. Zhaogui mine is currently under construction and the construction is expected to be completed by 2007. According to the joint venture agreement, we are entitled to all of the slack coal produced by the joint venture company.

Alkali. Alkali is used as a supplemental material in alumina refining. The sintering process and the hybrid Bayer-sintering process require soda ash while caustic soda is used in the Bayer process. We purchase all of our alkali from outside suppliers. Alkali accounted for 7.3% of our unit alumina production cost in 2005.

Heavy Oil. Heavy oil is used as fuel in the calcination of aluminum hydroxide to make alumina. Most of our refineries use heavy oil. Our annual consumption of heavy oil is approximately 339,400 tonnes. Heavy oil represented approximately 5.3% of our unit alumina production cost in 2005.

There is no governmental regulation of the prices of heavy oil, alkali or coal. The prices are set at market rates or through negotiations. We have not experienced difficulty in obtaining these materials in sufficient quantity and at an acceptable price.

Deliveries of raw materials and supplemental materials are generally made on a monthly basis. Our raw material suppliers arrange for railway transportation of these raw materials by submitting to local bureaus of the Ministry of Railways their annual and monthly transportation plans. These local bureaus then arrange for appropriate rail transportation to transport such raw materials or fuel to our refineries.

Primary Aluminum

Electricity. Smelting primary aluminum requires a substantial, continuous supply of electricity. Therefore, the availability and price of electricity are key considerations in our primary aluminum production operations. Costs of electricity have increased period by period in the recent years due to severe shortage of electric power in China. In 2005, the average electricity price increased by approximately 5.9% due primarily to electric power shortages in China, which in turn caused our unit production cost for primary aluminum to increase by approximately 1.9% compared to 2004.

We rely on electricity from the power grids for our smelter operations. We purchase electricity from regional power grids. Prices for electricity supplied by the power grids under power supply contracts are set by the government based on the power generation cost in the region and the consumers' ability to pay. Industrial users within each region are generally subject to a common electricity tariff schedule, but rates vary, sometimes substantially, across regions. Each regional power grid serves a region comprising several provinces. The regional power grids generally rely on multiple power sources to generate electricity, with coal and hydro power being the two most common sources. We believe that the different types of power sources do not imply different degrees of reliability of supply, and that our power supply from the grids is generally not reliant upon any particular generation facility supplying the grid.

Electricity purchased from different power grids is subject to different tariff levels. All of our production facilities currently enjoy preferential electricity prices granted by local government authorities. Our smelters' average electricity cost was RMB0.336/kWh in 2005. Our electricity costs per tonne of primary aluminum for 2005 represented 31.2% of our unit primary aluminum production costs. A major challenge to our strategy of enhancing the competitiveness of our primary aluminum

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operations is the high price of electricity in China. In 2005, the total electricity used in the smelting operations at our primary aluminum production facilities was 10.9 billion kWh.

In order to secure stable electricity supply, we established a joint venture company, Shanxi Huaze Aluminum & Power Co. Ltd., or Shanxi Huaze, on March 30, 2003 to undertake the construction of primary aluminum and carbon anodes production facilities with two 300 MW coal-fired generators, which was substantially completed at the end of 2005. In January 2006, we entered into a letter of intent with Shandong Huasheng Jiangquan Group to acquire 60% equity interest in its newly established subsidiary with 100,000 tonnes of primary aluminum smelting facilities and two 135MW coal-fired generators. For more information, see "- Our Expansion and Profit Improvement Plan".

Carbon Products. Carbon anodes and cathodes are key elements of the smelting process. For 2005, carbon anodes combined represented 10.0% of our unit primary aluminum production costs for those periods. Each of our smelters produces carbon products other than carbon cathodes, such as carbon anodes. Only our Guizhou plant has a carbon cathode production facility. It supplies all of our smelters with the carbon cathodes required, and sells any excess domestically to outside smelters. Several of our other carbon plants also sell externally carbon anodes not used by our smelters. In December 2003, we established Shanxi Huatai Carbon Company Limited which leases production equipment and facilities from Chinalco to produce carbon products.

Suppliers

We rely on our suppliers for the supply of raw materials including bauxite, coal, heavy oil and alkali. The amount of raw materials provided by our five largest suppliers for alumina products and primary aluminum products accounted for 10.2% and 31.0%, respectively of our total cost of raw materials for 2005. Raw materials provided by our largest supplier accounted for 2.9% and 10.2%, of our total cost of raw materials for alumina and primary aluminum, respectively in 2005. All payments to our suppliers are in Renminbi.

Sales and Marketing

We coordinate our major sales and marketing activities at our corporate headquarters. We set uniform prices for our alumina sales and set minimum prices in each region where our primary aluminum is sold. We have consolidated the networks of our branch offices to eliminate overlapping of administrative support and to reduce sales costs. In response to increasingly intensified competition, we established Shandong Alumina Chemicals Sales Department to centralize the sales of our alumina chemical products. Our subsidiaries have also played an important role in improving our after-sales services and enhancing our influence in the marketplace.

Since 2003, as part of our centralized management program, we require all sales of alumina and primary aluminum to be settled upon delivery. As a result, our net trade receivables decreased from RMB262.6 million as of December 31, 2004 to RMB179.2 million as of December 31, 2005. Since 2004, we required our customers to make prepayments and deposits for purchases of alumina. The total amount of deposits and prepayments received was RMB1,571.9 million as of December 31, 2005. We expect to continue this policy so long as market demand remains strong.

We conduct our business primarily in China. For 2005, only 0.5% of our total turnover derived from primary aluminum export sales. For details of our turnover by segment, please see "Item 5. Operating and Financial Review and Prospect - Discussion of Segment Operations."

Alumina

We sell a portion of the alumina we produce to our own primary aluminum smelters and a majority of our alumina output to external customers. In 2005, we used approximately 2,030,000 of approximately 7,181,000 tonnes of our total alumina output internally, which represented approximately 28.3% of our total alumina production. Of 2,030,000 tonnes of alumina sold internally to our own primary aluminum smelters, 193,000 tonnes were supplied to Lanzhou Aluminum, our 28% owned associated company. We sold approximately 5,365,000 tonnes of alumina externally in 2005. All of our output of alumina chemical products are sold externally.

Sales

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We coordinate sales of alumina at our corporate headquarters. In the fourth quarter of each year, we organize a national alumina sales conference with our domestic primary aluminum smelter customers in order to match our supply with their requirements for the following year. Based on our production capacity for the coming year, we first reserve the amount of alumina needed for primary aluminum production by our smelters before we determine the amount available for sale to other primary aluminum smelters. Next, we allocate our alumina to smelters with whom we have long-standing relationships and that have good credit and a good payment history. We consider other smelters only if we have remaining alumina to allocate. Approximately 95% of our sales of alumina are made through these annual conferences.

Based on the sales allocations we make at the annual conference, we and our customers typically enter into one-year sales agreements that set forth their total allocation and sales schedules. At the time of entering into these one-year sales agreements, prices are left open and determined at or near the time of delivery at the then prevailing market price. We apply uniform prices to alumina sales regardless of where the alumina is produced. If a customer does not accept our price near the time of delivery, it may refuse to take delivery despite the one-year agreement. We began selling a portion of our alumina pursuant to long-term sales contracts in 2001. Since January 1, 2004, we have gradually entered into three-year or five-year sales contracts for alumina. The external sales volume under these long-term sales contracts accounts for approximately 46.0% of the total sales volume in 2005. Under these contracts, the sales volume is fixed, and the price is linked to an index of three-month futures price of primary aluminum quoted at the Shanghai Futures Exchange.

Customers

We sell our alumina to smelters throughout China. Sales to our five largest external customers accounted for 16.3%, 17.7% and 12.9% of our total external alumina turnover for 2003, 2004 and 2005, respectively. Sales to our largest customer accounted for 5.1%, 4.3% and 3.6% of our total external alumina turnover for the same periods. All of these major customers in the last three years were domestic smelters.

Pricing

We set, and adjust as necessary, uniform sales prices for alumina produced by any of our refineries. We made two alumina sales price adjustments in 2005.

We set uniform prices for all our external sales of alumina by reference to import costs of alumina, the market supply and demand conditions as well as our short-term and mid-term projections. Our pricing generally takes into account:

*	free-on-board Australia prices for alumina exports into China;

*	international transportation costs;

*	the applicable standard PRC import tariff;

*	value-added tax at 17%;

*	import related fees; and

*	domestic demand and supply conditions.

Primary Aluminum

Substantially all of our primary aluminum products are sold externally. In 2005, approximately 1,029,000 tonnes of primary aluminum were domestic sales; and approximately 13,000 tonnes, or 1.2%, were export sales. Of 1,029,000 tonnes of primary aluminum sold in the domestic market, 124,000 tonnes were produced by Lanzhou Aluminum, which represented 100% of its domestic sales in 2005. As part of our primary aluminum segment, we derive turnover from domestic and international sales of carbon products, constituting approximately 2.4% and 2.0% of our turnover of the primary aluminum segment in 2004 and 2005, respectively.

Sales

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We sell our primary aluminum through two channels:

*

Contract sales. Most of our primary aluminum sales are made pursuant to contracts directly with our established customers. These may be long-term or short-term contracts, and a smelter plant may make deliveries directly or through a branch office.

*

Sales on the Shanghai Futures Exchange. As part of our effort to manage market risk, we sell a portion of our primary aluminum products on the Shanghai Futures Exchange through futures contracts of one to six month terms to hedge against a potential decline in primary aluminum prices.

We hold annual regional primary aluminum sales conferences in the fourth quarter of each year to coordinate the production and sales for the following year. We centrally control our product futures sales on the Shanghai Futures Exchange.

To improve the efficiency of our distribution, we divide our China market into several regions as follows:

*	southern China (including Guangdong and Fujian Provinces);

*	eastern China (including Jiangsu and Zhejiang Provinces and Shanghai City);

*	southwestern China (including Sichuan Province and Chongqing City);

*	the Beijing-Tianjin-Tanggu area; and

*	northeastern China; (including Heilongjiang Province).

Customers

Apart from a small amount of export sales, we sell all of our primary aluminum products to domestic customers. The Chinese market is our core market for primary aluminum, and we expect it to remain so for the foreseeable future. Domestic customers of our primary aluminum products principally consist of:

*	domestic aluminum fabricators which use our primary aluminum as raw material for further processing; and

*	aluminum distributors, which resell our primary aluminum products to domestic aluminum fabricators or other purchasers.

Our five largest customers combined accounted for approximately 13.8%, 17.5% and 21.1% of our total primary aluminum turnover for 2003, 2004 and 2005, respectively. Our largest customer accounted for approximately 4.8%, 6.6% and 9.8% of our total primary aluminum turnover during the same periods.

Our export operations consist of ordinary sales of our products to international customers and export sales of primary aluminum. All export sales of our primary aluminum are sold at negotiated prices. Pursuant to the notice issued by State Administration of Taxation of the PRC dated December 22, 2004 and No. 46 notice issued by Customs General Administration of the PRC in December 2004, exports of primary aluminum are subject to a 5% export tax, and no export tax refund is available.

Pricing

We establish pricing guidelines for domestic sales of our own primary aluminum products, taking into account three main factors:

*	the primary aluminum spot prices on the Shanghai Futures Exchange;

*	our production costs and profit margins; and

*	market supply and demand conditions.

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As part of our sales integration and centralization efforts, we set minimum prices with respect to each region in China where our primary aluminum is sold. These minimum prices are expressed by reference to the Shanghai Futures Exchange spot price for primary aluminum, not including transportation. The minimum prices may differ from region to region, but all of our primary aluminum sold into a region, regardless of the plant or warehouse from which it originates or is shipped, is sold at or above the minimum price applicable to that region. Our smelter plants filling particular orders are principally involved in discussions with the customer as to the pricing and delivery arrangements for specific transactions. They are required to comply with the minimum pricing guidelines unless prior approval from headquarters has been obtained. In general, we supply each region with products from our nearest smelters to minimize transportation costs as much as possible.

Alumina Chemical Products and Gallium

Alumina chemical products and gallium are intermediate products of or otherwise related to our alumina production. Our production levels for these products are based on market demand for them. We sell all of our alumina chemical products and gallium externally, mostly domestically but some internationally.

Prices for our alumina chemical products and gallium are set according to market demand or by agreement with our customers.

Delivery

Alumina

Delivery of alumina is made from our refineries by rail or truck. Our sales price is normally exclusive of transportation costs. For long-distance delivery, we have spur lines connecting our plants to the national railway routes. We are responsible for the maintenance of these spur lines. Shipping on the national railway system is at prices fixed by the government.

Primary Aluminum

Our primary aluminum products are transported to our customers mostly by rail. In view of the substantial distances that separate our smelter plants from southern and eastern China where most of the aluminum fabrication plants are concentrated, we have subsidiaries (often with warehousing capacity leased from third parties) in major cities in eastern and southern China to facilitate deliveries and coordination.

Our Facilities

Our core facilities include nine production plants and our Research Institute. Set forth below is a plant-by-plant description of our facilities. Our production operations are organized and managed according to our two business segments, alumina and primary aluminum.

Guangxi Plant

The Guangxi plant commenced operations in 1994 and is located in the Guangxi Zhuang Autonomous Region in southwestern China, an area rich in bauxite resources. The Guangxi plant is our newest alumina and primary aluminum plant, and is equipped with imported production facilities and technology. It is one of the most technologically advanced alumina and primary aluminum plants in China.

Our Guangxi plant is situated within 17 kilometers of our own mines that contain large, easily exploitable high alumina-to-silica ratio bauxite reserves. The Guangxi plant is our only refinery that uses the Bayer method exclusively. With imported European technology and production equipment, our Guangxi refinery features a high level of automation and energy efficiency. Since its inception, we have increased the Guangxi plant's original design capacity by removing production bottlenecks and capacity expansions. As of December 31, 2005, it reached a production capacity of 850,000 tonnes of alumina per annum. Most of its alumina output is used in the primary aluminum smelter at our Guangxi plant and the remainder sold to external smelters.

Our Guangxi plant also uses advanced 160 kA and 320 kA pre-bake reduction pot-lines, which we developed, for its primary aluminum production. As of December 31, 2005, it reached an annual

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production capacity of 139,500 tonnes of primary aluminum. All primary aluminum it produces are sold externally.

We are in negotiations with Alcoa to form the Guangxi Pingguo JV for bauxite mining, alumina refining and primary aluminum smelting. In April 2004, we received a notification from the NDRC regarding their approval on March 29, 2004 for the establishment of Guangxi Pingguo JV between us and Alcoa at our Guangxi plant. We and Alcoa will respectively contribute 50% of the total registered capital of Guangxi Pingguo JV. We are in the process of discussing the terms and capital structure of the Guangxi Pingguo JV under the memorandum of understanding and the articles of association of the JV. For more details, please see "Item 4. Information on the Company - History and Development of the Company - Strategic Investor".

Guizhou Plant

Our primary aluminum production facilities in Guizhou Province commenced operations in 1966 with integrated alumina and primary aluminum production facilities.

Our Guizhou alumina refinery commenced operations in 1978 and is as advanced as any facility of its kind in China, as many of its key technologies and equipment are imported. It uses the hybrid Bayer-sintering process for its alumina production and relies on our own mines and outside suppliers for bauxite supply. Bauxite from our own nearby mines is delivered to the refinery by cable cars and train. The plant's alumina output is mostly used in the primary aluminum production at the same plant and the remainder sold to external smelters. As of December 31, 2005, it reached an annual production capacity of 800,000 tonnes of alumina.

The primary aluminum facilities at our Guizhou plant consist of large-scale pre-bake reduction pot-lines, ranging from 160 kA to 186 kA. As a result of technological innovations and overhauls since its inception, our Guizhou smelter plant is among the most technologically advanced smelters in China. Our Guizhou plant completed a brownfield expansion project of 170,000 tonnes in December 2005, which increased its annual production capacity of primary aluminum from 224,000 tonnes in 2004 to 403,700 tonnes in 2005. Our Guizhou plant became China's largest primary aluminum plant in terms of production volume in 2005.

The Guizhou plant also contains a modern carbon production facility. In addition to producing carbon anodes, it is the only facility we operate that produces carbon cathodes. As such, it supplies all of the carbon cathodes required by our seven plants and our Research Institute. Its carbon cathodes are also sold externally throughout China.

Henan Plant

Our Henan plant is located in Zhengzhou, Henan Province, a province rich in bauxite resources. Its alumina and primary aluminum production commenced operations in 1966 and 1967, respectively. The Henan plant was the first refinery in China to develop the hybrid Bayer-sintering process. We commenced operation of a new alumina production line from February 2004 using the ore-dressing Bayer process that we developed in recent years to refine low alumina-to-silica ratio bauxite. Since inception, Henan plant's production facilities have undergone substantial technological upgrades, based on equipment imported from Germany and Denmark. The refinery has also benefited from its access to high alumina-to-silica ratio bauxite from our own mines and through local market purchases. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters and external customers. Our Henan plant commenced construction of 700,000 tonnes of aluminum production facilities in November 2003 and the construction was substantially completed in December 2005, which increased its annual production capacity of primary aluminum from 1,300,000 tonnes in 2004 to 2,050,000 tonnes in 2005.

We upgraded a portion of the primary aluminum facilities at this plant, which now utilizes 85 kA pre-bake reduction pot-lines. Its carbon plant produces high quality carbon products for external sales in China as well as for export, after meeting the needs of our various smelting operations. As of December 31, 2005, it reached an annual production capacity of 56,000 tonnes of primary aluminum.

Shandong Plant

The Shandong plant commenced operations in 1954 and has both alumina and primary aluminum production capacity. Its refinery was China's first production facility for alumina. Both the

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refinery and smelter are owned and operated by Shandong Aluminum, a joint stock limited company whose class A ordinary shares have been publicly offered to investors in the PRC and are listed on the Shanghai Stock Exchange. We currently hold a 71.4% equity interest in Shandong Aluminum.

The plant produces the majority of its alumina through the sintering process, but has a small production line to produce alumina through the Bayer process using imported bauxite. During 2002, the Bayer production line was converted into an ore-dressing sintering operation. The Shandong plant purchases the majority of its bauxite requirements from small independent mines in Henan and Shanxi Provinces. Its alumina output is first used to satisfy its primary aluminum production, and the remainder is sold to our other smelters and external customers. As of December 31, 2005, it reached an annual production capacity of 1,050,000 tonnes of alumina.

In addition to alumina, our Shandong plant also produces substantial amounts of alumina chemical products. It is the largest and most technologically advanced alumina chemical products production facility, and produces the most varieties of these products in China. Alumina chemical products produced by our Shandong plant are used in the jewelry, ceramics and other industries. Its alumina chemicals products are sold both domestically and internationally.

Our Shandong plant's primary aluminum operations have undergone technological and equipment upgrades, with the majority of its original equipment having been replaced by more advanced equipment. As of December 31, 2005, it reached an annual production capacity of 75,000 tonnes of primary aluminum.

Qinghai Plant

Located in Qinghai Province, our Qinghai plant is a stand-alone primary aluminum production facility and is also China's second largest smelter in terms of production capacity. This plant commenced operations in 1987 and stands at the one of the most technologically advanced primary aluminum smelters in China. It operates automated 160 kA automated pre-bake anode reduction pot-lines that were developed domestically. It benefits from relatively low electricity costs in Qinghai Province resulting from substantial hydroelectric power stations in the region. Historically, the plant has relied on our Shanxi, Shandong, Henan and Zhongzhou plants for its alumina supply. Because of its relatively remote location, the plant incurs higher transportation costs for both raw materials and its primary aluminum products. In 2003, our Qinghai plant established a new primary aluminum production facility with an annual capacity of 85,000 tonnes, which became fully operational in 2005 and led the annual production capacity of primary aluminum to reach 367,000 tonnes.

Shanxi Plant

This plant commenced operations in 1987 and is located in Shanxi Province, a province with rich bauxite deposits in China. Our Shanxi plant is a stand-alone alumina plant and is currently China's largest alumina plant in terms of production capacity.

The Shanxi plant's production facilities are primarily imported and are more technologically advanced compared with other domestic alumina refineries. The plant relies on bauxite from our own mines as well as external suppliers. In close proximity to large coal mines and substantial water resources, the plant currently has the largest power cogeneration capacity of all of our alumina plants. We commenced phase three of the Shanxi alumina expansion project in 2003 which came into production in December 2005. The total alumina production capacity of our Shanxi plant to reach 2,200,000 tonnes after completion of the expansion project.

Shanxi Huaze

On March 30, 2003, we established a joint venture company, Shanxi Huaze Aluminum & Power Co. Ltd., with Shanxi Zhangze Electricity Company Limited to commence the construction of primary aluminum production facility with an annual production capacity of 280,000 tonnes, carbon anodes facilities and two 300 MW coal-fired generators. The construction was substantially completed at the end of 2005. For more information, see "- Property, Plant and Equipment - Our Expansion and Profit Improvement Plan - Shanxi Huaze Smelter."

Zhongzhou Plant

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Situated in Henan Province, our Zhongzhou plant is a stand-alone alumina plant, located near bauxite, coal and water supplies. The plant commenced operations in 1993 and is equipped with imported and self-developed technology and has undergone various improvements and upgrades, including improved sintering technology. We purchase bauxite supplies from Henan and Shanxi Provinces. The first and the second phases of the 300,000 tonnes ore-dressing alumina project was completed by the end of 2003 and mid 2005, respectively. As of December 31, 2005, it reached an annual production capacity of 1,360,000 tonnes of alumina.

Lanzhou Aluminum Plant

Lanzhou Aluminum Plant is situated in Lanzhou city in Gangxu Province and is a stand-alone alumina plant. In January 2005, we entered into an agreement with Lanzhou Aluminum Plant to acquire 151,851,442 shares, or 28% of the total issued share capital in Lanzhou Aluminum for a consideration of RMB767.3 million. The acquisition was completed in March 2005 and Lanzhou Aluminum became our associated company whose results of operations are not consolidated into our financial statements. Lanzhou Aluminum owns a primary aluminum smelting plant with an annual production capacity of approximately 160,000 tonnes. Lanzhou Aluminum also owns an alumina based material processing plant with an annual production capacity of 50,000 tonnes.

Research Institute

Established in August 1965 and located in Zhengzhou, Henan Province, the Research Institute specializes in aluminum-related research and development. It is the only research institute in China dedicated to light metals research, and has played a key role in bringing about technological innovations in China's aluminum industry. The Research Institute is central to our research and development efforts. The Research Institute operates test facilities, which produce alumina chemical products and primary aluminum. It also provides research and development services to third parties on a contractual basis. Approved by the Ministry of Science and Technology of the PRC in December 2003, Research Institute established National Research Center of Aluminum Refinery Technologies, a research center mainly engaged in the research and development of aluminum refinery technology.

Research Institute's significant achievements in 2005 include:

*	Implementing and commercializing production technology to increase the production volume for the enhancement of the efficiency of alumina production;

*	Commercializing the technology to lower the energy consumption during the smelting process and developing new technology and equipment for smelting; and

*	Obtaining significant breakthrough in development of anti-flotation technology for China's medium- and low-grade diasporite bauxite.

Competition

Alumina

As the largest producer of alumina in China and the dominant supplier of alumina to the Chinese market, we currently encounter no significant competition from other domestic producers of alumina or other alumina products. We believe that we will not face significant competition from domestic alumina producers in the immediate future for the following reasons:

*	a new producer would need access to a substantial and stable supply of bauxite; and

*	we are experienced in alumina production and our production technologies are specifically adapted to the particular chemical composition of bauxite found in China.

The rapid growth of the aluminum industry has caused demand to exceed supply for alumina in China. In 2005, the domestic alumina production in China was approximately 8,500,000 tonnes, while the national demand in China reached approximately 16,600,000 tonnes. The domestic supply shortfall, which represented nearly 50% of total demand in 2005, needed to be filled by imports. Our alumina faces competition in the China market from imports principally by the major international aluminum companies. As a result of increasing demand in the domestic market since 2003, particularly, in 2005, approximately 7,000,000 tonnes of alumina was imported into China, a 19.0%

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increase over 2004. In 2005, our alumina production represented approximately 47.0% of total national consumption.

We believe that we have competitive advantages over our foreign competitors in the China alumina market. As a local supplier situated in close proximity to our customers, we do not incur international transportation and import-related costs and enjoy stable long-term relationships with our customers in a vast and growing market. Our competitive advantages may be reduced if international suppliers of alumina can offer alumina in China at prices below ours. After China's accession to the WTO on December 11, 2001, competition from international suppliers of alumina may increase as tariff and non-tariff barriers for imported alumina are significantly reduced. The standard tariff on imports of alumina into China has been reduced from 18% as of December 31, 2001 to its current level of 5.5% as of January 1, 2006.

Primary Aluminum

Domestic Competition

Over 90% of our primary aluminum turnover are derived from sales in China. Our competition includes other domestic smelters and international producers that sell primary aluminum into China. In 2005, our primary aluminum production represented approximately 14.9% of total national consumption.

There are approximately 100 primary aluminum smelting companies operating in China, which sell substantially all of their products in China. We are the largest primary aluminum producer in China and our Guizhou and Qinghai plants operate two of the five largest smelters in China. Our smelters as a total accounted for 13.5% of the domestic primary aluminum production for 2005. Currently, only nine smelters in China (including Chalco) have annual production capacities of 200,000 tonnes or more. Most smelters have smaller production capacities. It is the PRC government's industrial policy to consolidate the Chinese primary aluminum industry into one consisting of larger, less polluting and more efficient producers. Accordingly, the larger smelters are being granted favorable treatment, including priority in the allocation of raw materials and electricity supplies and prices. These preferential treatments, especially discounts in electricity prices, represent stronger competitive advantage large domestic smelters have over small domestic smelters. In addition, since January 1, 2005, the PRC government prohibits domestic aluminum smelters whose annual production capacity lower than 100,000 tonnes from directly importing alumina to China. We are among a few companies in the PRC that are currently qualified to directly import alumina for our primary aluminum production. As imported alumina will usually be cost effective, we believe our competitiveness is enhanced as a result.

We face competition from other large domestic smelters. We have several advantages over such competitors, including:

*

Scale of production. With seven primary aluminum facilities, we can achieve significant economies of scale. In addition, our scale of production enables us to achieve high production volumes in order to fill large customer orders and maintain a large customer base. Through our national distribution network, we are able to make timely deliveries to customers from our local warehouses.

*

Technology. We believe we employ more sophisticated and efficient technology than most of our domestic competitors. Our Guangxi, Guizhou and Qinghai plants are among the most technologically advanced primary aluminum smelting facilities in China. In addition, our technological support and research and development capabilities are superior to other domestic smelters.

*

Vertical integration. As the largest integrated alumina and primary aluminum producer in China, we are able to supply alumina internally to our four integrated plants. As a result, we save on transportation, warehousing and related costs. In addition, because we operate our own alumina refineries, we are able to assure our primary aluminum smelting operations of a stable supply of alumina.

*	Quality. The quality of our primary aluminum compares favorably with the primary aluminum produced by most of our domestic competitors. The primary

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aluminum produced by six of our seven smelters has satisfied the quality standards of the London Metal Exchange, or LME, and we are registered for trading on the LME.

International Competition

The current tariff rate for primary aluminum imports is 5%. China had a net export of approximately 710,000 tonnes of primary aluminum in 2005, representing 10.0% of the total primary aluminum consumption in 2005. Competition from international suppliers of alumina and primary aluminum is expected to increase. Such competitors are likely to be large, efficient international companies, which generally have lower production costs than us. Some competitors may also consider establishing joint venture companies with local producers in China to gain access to the resources in China and to lower transportation costs. However, other PRC governmental policies directed at fostering the growth of larger domestic smelters are likely to be retained after China enters the WTO, such as tax benefits, preferential electricity tariffs, and subsidies for research and development. We expect that international competition will accelerate the process of consolidation and closure of smaller domestic smelters.

Research and Development

Our research and development efforts over the years have helped to expand our production capacity and reduce our unit production costs. We have successfully commercialized our previous research and development results in various technologies.

As of December 31, 2005, we owned 408 patents. The major registered patents relate primarily to technologies and know-how, equipment and new products. Once registered, a patent in China for a new invention is valid for 20 years and for a new function or a new design is valid for 10 years from the date of the patent application.

As of December 31, 2005, we owned 28 trademarks, which are used to identify our businesses and products. The trademarks have a term of 10 years. We have entered into a Trademarks License Agreement with Chinalco for the non-exclusive use by Chinalco of two of our trademarks relating to aluminum fabrication.

Although the PRC has been promulgating and amending its patent, trademark, and license laws to comply with various international agreements, its laws are still evolving. In its current form, Chinese intellectual property law differs from United States intellectual property law in significant ways. For instance, the PRC patent administration may grant a compulsory license on a patent if it is unable to obtain a license from the patent owner for reasonable terms and within a reasonable time frame. Chinese patent law also provides immunity from damages for an entity that uses or sells a patented product without knowing that it was made or sold without the patentee's permission so long as it proves that the infringing product was obtained from a legitimate source. United States patent law does not offer such provisions. Chinese law also awards patents on a first-to-file system as opposed to the United States' first-to-invent system. Chinese trademark law is similarly based on a first-to-register system as opposed to the United States' first-to-use system.

Moreover, the PRC government and its courts have limited experience in enforcing its intellectual property laws. Modern PRC patent and trademark laws have only existed for approximately 20 years. Courts in China have not reached the same level of experience in enforcing and interpreting intellectual property laws as have the courts in the United States. However, the PRC government has created administrative bureaus specifically for patent and trademark infringement disputes as an alternative to judicial resolution. These administrative bureaus have the power to order an infringing party to stop and desist from such violations.

We do not regard any single patent, license, or trademark to be material to our sales and operations as a whole. We have no material patents, licenses, or trademarks the duration of which cannot, in the judgment of our management be extended as necessary. We are neither involved in any material intellectual property disputes against us nor are we pursuing any material intellectual property rights against any party.

Environmental Protection

We are subject to PRC national environmental laws and regulations as well as environmental regulations promulgated by the local governments where we operate. These include regulations on

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waste discharge, land repair, emissions disposal and mining control. For example, national regulations promulgated by the PRC government set discharge standards for emissions into the air and water. National environmental protection enforcement authorities also promulgate discharge fees for various waste substances. These schedules usually provide for discharge fee increases for each incremental increase of the amount of discharge up to a specified level set by the PRC government or the local government. For any discharge exceeding the specified level, the relevant PRC government agencies may order any of our facilities to rectify certain behavior causing environmental damage, and subject to PRC government approval, the local government has the authority to order any of our facilities to close for failure to comply with existing regulations.

Our bauxite mining operations are subject to relevant environmental laws and regulations promulgated by national and local governments, including regulations on waste discharge, land repair, emission management and mining control.

The pollutants discharged from our alumina refining process include red mud, waste water and waste emission of gases and dust. Our primary aluminum production process generates fluorides, pitch fume and dust, which are illegal to be released into the atmosphere without first being processed. Once processed, the amount of pollutants that can be released is subject to national or local discharge limits.

Each of our alumina refineries and primary aluminum smelters has its own waste treatment facilities on site or has developed other methods to dispose of the industrial waste.

Our total environmental protection expense was RMB30.5 million, RMB52.4 million and RMB69.8 million for the years ended December 31, 2003, 2004 and 2005, respectively. We have been granted ISO14001:1996 accreditations issued by The International Certification Network on December 31, 2004. We believe that our operations are substantially in compliance with currently applicable national and provincial environmental regulations.

Insurance

We currently maintain insurance coverage on our property and plants, our property, plant and equipment, our transportation vehicles and various assets that we consider to be subject to significant operating risks.

We paid a total of RMB46.5 million in insurance premiums in 2005.

We are covered under the injury and accidental death insurance provided by the local government labor departments and do not purchase separate insurance policies from commercial insurers with respect to such risks.

Consistent with what we believe to be the customary practice in China, we do not generally carry any third party liability insurance to cover claims in respect of personal injury, environmental damage arising from accidents on our property or relating to our operations (other than our automobiles) or business interruption insurance. More extensive insurance is either unavailable in China or would impose a cost on our operations that would reduce our competitiveness with other producers.

Seasonality

Our business is not seasonal.

Regulatory Overview

Producers of alumina and primary aluminum are subject to national industrial policies and relevant laws and regulations in areas of environmental protection, import and export, land use, foreign investment regulation and taxation. We are also subject to regulations relating to activities such as mining.

We are principally subject to governmental supervision and regulation by two agencies of the PRC government:

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*

the NDRC, which sets and implements the major policies concerning China's economic and social development policies, approves investments exceeding certain capital expenditure amounts, including approval of Sino-foreign joint venture projects, coordinates economic development of state-owned enterprises and oversees their reform, formulates industrial policies and investment guidelines for all industries including the aluminum industry; and

*	the Ministry of Land and Resources, which has the authority to grant land use licenses and mining right permits.

The following is a brief summary of the principal laws, regulations, policies and administrative directives to which we are subject.

Requirements for New Entrants and Other Capital Investments

The constructions of new alumina refineries, the expansions of primary aluminum smelters and mining projects in which the amount of total investment exceeds RMB500 million require prior approval by the NDRC, the important projects among which shall be approved by the State Council. Any nonferrous metals projects and rare earths mining projects in which the amount of total investment exceeds RMB5,000 million shall be approved by the NDRC and filed with the State Council for record. All other projects shall be filed with the local competent investment authorities for record disregarding the scale of such projects. Moreover, in order to obtain governmental approval for its establishment, a new alumina refinery must have an annual production capacity of at least 500,000 tonnes if it uses the sintering process, 400,000 tonnes if it uses the hybrid Bayer-sintering process or 300,000 tonnes if it uses the Bayer process. Effective September 1, 1999, the former State Economic and Trade Commission, has prohibited construction of any new smelter with less than 100,000 tonnes in annual primary aluminum production capacity. All legal and regulatory requirements for new projects and other capital investments in the alumina and aluminum industries apply equally to us. Accordingly, we are required to obtain all necessary governmental approvals for our capital expenditure plans.

Any capital markets financing activities, for example, to finance a capital project, are subject to approval by securities regulatory authorities and other relevant authorities in China, regardless of whether the funds are raised in China or on the international capital markets. An issuer of equity securities or equity-linked securities in the PRC must obtain prior approval from the CSRC. For the issuance of equity or equity-linked overseas securities, the issuer is also required to obtain approval from the NDRC. Offerings of debt, such as debentures, are subject to approval from the People's Bank of China, as well as the NDRC. For all international financing activities through bank borrowing or issuance of debt, the issuer must obtain prior approval from the State Administration of Foreign Exchange and register with it after the completion of the transaction.

Foreign investment in the production of alumina and primary aluminum is encouraged by the PRC government subject to various conditions. Wholly foreign-owned companies may conduct bauxite mining operations in the western region of China, but bauxite mining activities in other regions of China may only be conducted jointly with PRC entities in the form of a joint venture. Foreign investment in the aluminum industry in China, if permitted and approved, is eligible for favorable tax treatment and other incentives available under PRC law to encourage foreign investment in China.

Pricing

The PRC government does not impose any limitations with respect to the pricing of alumina, primary aluminum and related products. Thus, alumina and primary aluminum producers are free to set prices for their products. All the raw materials, supplemental materials and other supplies that we purchase are based on market prices, except for electricity, the price of which is described below. Freight transportation on the national railway system is subject to government mandated pricing.

Electricity Supply and Price

The State Power Supervision Commission is responsible for the supervision and administration of the power industry in China. The NDRC and local governments regulate electricity pricing. Electricity suppliers may not change their electricity prices without governmental authorization.

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The Electric Power Law and related rules and regulations govern electricity supply and distribution. Currently, China's state-owned power companies, through their respective local subsidiaries, operate all the regional power grids in China from which we obtain most of our electricity requirements.

Regulations Concerning Imports and Exports of Alumina and Primary Aluminum

Imports of alumina into China are subject to import tariffs. The current standard tariff rate for alumina is 5.5%. Imports of primary aluminum into China are also subject to import tariffs currently at the rate of 5%. There are no governmental restrictions on exports of alumina or primary aluminum.

Environmental Protection Laws and Regulations

The State Environmental Protection Administration of China is responsible for uniform supervision and control of environmental protection in China. It formulates national environmental quality and discharge standards and monitors China's environmental system. Environmental protection bureaus at the county level or above are responsible for environmental protection within their areas of jurisdiction.

Environmental regulations require companies to file an environmental impact report with the relevant environmental bureau for approval before undertaking the construction of a new production facility or any major expansion or renovation of an existing production facility. New facilities built pursuant to this approval are not permitted to operate until the relevant environmental bureau has performed an inspection and is satisfied that the facilities are in compliance with environmental standards.

The Environmental Protection Law requires any facility that produces pollutants or other hazards to incorporate environmental protection measures in its operations and establish an environmental protection responsibility system. Such system includes adoption of effective measures to control and properly dispose of waste gases, waste water, waste residue, dust or other waste materials. Any entity that discharges pollution must register with the relevant environmental protection authority.

Remedial measures for breaches of the Environmental Protection Law include a warning, payment of damages or imposition of a fine. Any entity undertaking a construction project that fails to install pollution prevention and control facilities in compliance with environmental standards for a construction project may be ordered to suspend production or operations and may be fined. Criminal liability may be imposed for a material violation of environmental laws and regulations that causes loss of property or personal injuries or death.

Mineral Resources Laws and Regulations

All mineral resources in China are owned by the State under the current Mineral Resources Law. Exploration, exploitation and mining operations must comply with the relevant provisions of the Mineral Resources Law and are under the supervision of the Ministry of Land and Resources. Exploration and exploitation of mineral resources are also subject to examination and approval by the Ministry of Land and Resources and relevant local authorities. Upon approval, a mining permit is issued by the relevant administrative authorities, which are responsible for supervision and inspection of mining exploitation in their jurisdiction. Annual reports are required to be filed by the holders of mining rights with the relevant administrative authorities.

The PRC government permits mine operators of collectively owned mines to exploit mineral resources in designated areas and individuals to mine scattered mineral resources. Such mine operators and individuals are subject to government regulation. Mining activities by individuals are restricted. Individuals are not permitted to exploit mineral reserves allocated for exploitation by a mining enterprise or company or protected reserves. Indiscriminate mining that damages mineral resources is prohibited.

If mining activities result in damage to arable land, grassland or afforested area, the mining operator must take measures to return the land to an arable state within the prescribed time frame. Any entity or individual which fails to fulfill its remediation obligations may be fined and denied application for land use rights for new land by the relevant land and natural resources authorities.

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It is unlawful for an entity or individual to conduct mining operations in areas designated for other legal mining operators. A mining operator whose exploitation causes harm to others in terms of production or in terms of living standards is liable for compensation and is required to take necessary remedial measures. When a mine is closed, a mine closure report and information concerning the mining facilities, hidden dangers, remediation and environmental protection must be submitted for examination and approval in accordance with the relevant law.

The mineral products illegally extracted and the income derived from such activities may be confiscated and may result in fines, revocation of the mining permit and, in serious circumstances, criminal liability.

ORGANIZATIONAL STRUCTURE

We are organized as a joint stock limited company under PRC law. Chinalco, China Cinda, China Construction Bank, China Orient, China Development Bank, Guangxi Investment, Guizhou Development and our public shareholders (not including Alcoa) own 42.14%, 8.15%, 6.42%, 5.45%, 5.02%, 1.78%, 1.17% and 21.87%, respectively, of our issued share capital. Alcoa owns approximately 8.0% of our issued share capital.

Shandong Aluminum, a significant subsidiary incorporated in the PRC and located in Shandong Province, in which we hold a 71.4% interest, is a joint stock limited company established under PRC law. Its A shares are traded on the Shanghai Stock Exchange.

Lanzhou Aluminum, our associate company incorporated in the PRC and located in the Gansu Province, in which we hold 28% interest, is a joint stock limited company established under the PRC law. Lanzhou Aluminum's A shares were listed on the Shanghai Stock Exchange.

Shanxi Huaze, a significant subsidiary incorporated in the PRC and located in Shanxi Province, in which we hold 60.0% interest, is an equity joint venture company established under PRC law.

PROPERTY, PLANT AND EQUIPMENT

Land

Chinalco leases to us 453 pieces or parcels of land, which are located in six provinces, covering an aggregate area of approximately 58.3 million square meters for the purposes of all aspects of our operations and businesses. The leased land consists of:

*

433 pieces of allocated land with an area of approximately 57.8 million square meters, for which Chinalco has obtained authorization from the relevant administrative authorities to manage and lease the land use rights. Chinalco has obtained land use rights certificates in respect of 423 parcels of allocated land, with an aggregate area of approximately 56.4 million square meters, and land entitlement certificates in respect of the remaining ten parcels of land leased to us with an aggregate area of approximately 1.4 million square meters; and

*	20 pieces of granted land with an area of approximately 488,586.3 square meters for which Chinalco has paid the land premiums and has been granted the land use rights certificates.

The land is leased for the following terms:

*

allocated land: 50 years commencing from July 1, 2001 (except for land use rights of mines operated by us, the leased term for each shall end on the expiry date of the mining rights or at the end of the actual mine life, whichever is earlier); and

*	granted land: until expiry of the relevant land use right permits.

34

The land entitlement certificates relating to the ten pieces of land held by Chinalco with an aggregate area of approximately 1.5 million square meters expired on December 31, 2001. Chinalco has, in accordance with its undertaking in the Land Use Rights Leasing Agreement, applied for land use right certificates for the ten pieces of land from the relevant land administrative bureaus on or before December 31, 2001. Chinalco has also undertaken to pay all costs arising from such application, to be responsible for any disputes, claims, damages, proceedings, arbitration, payments, costs and expenses arising from those land use rights and to indemnify for all of our losses or damages which we may suffer as a result of these circumstances.

Buildings

Our principal executive offices, which we lease from Chinalco, are located at No. 12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814.

Pursuant to the reorganization, Chinalco transferred to us, among other operating assets, ownership of the buildings and properties for the operation of our core businesses, with Chinalco retaining the remaining buildings and properties for Chinalco's remaining operations. The buildings transferred to us comprise 4,631 buildings with an aggregate gross area of approximately 4.2 million square meters.

The buildings transferred to us pursuant to the reorganization, which are located on land leased from Chinalco, may be sold or transferred only with the consent of Chinalco and in accordance with applicable land transfer procedures. Chinalco has undertaken to provide its consent and the necessary assistance to effect land grant procedures to ensure that our buildings can be legally transferred or sold.

We and Chinalco also lease to each other a number of other buildings and properties for ancillary uses, which comprise mainly buildings for offices, dormitory, canteen and storage purposes. We lease 59 buildings to Chinalco, with an aggregate gross area of approximately 62,819 square meters. Chinalco leases 100 buildings to us, with an aggregate gross area of approximately 273,637 square meters. The leased terms of all these buildings are 20 years commencing from July 1, 2001. Chinalco has obtained proper land and building title certificates for all of the buildings it leases to us by the end of 2004. We also leased from China Aluminum Development Company Limited, a wholly owned subsidiary of Chinalco, 30,160.81 square meters of office space for a term of three years commencing from March 28, 2005 for a consideration of RMB61.6 million per annum. See "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions - Tenancy Agreement."

For environmental issues in relation to the utilization of our assets, please refer to "Item 4. Environmental Protection".

Our Expansion and Profit Improvement Plan

Our capital expansion plan for 2006 requires a total of RMB14,000 million in capital expenditures, of which RMB6,400 million is expected to be used in technological upgrade and construction in progress, RMB3,600 million is expected to be used for new projects and the remaining RMB4,000 million is expected to be used in acquisition of primary aluminum facilities. Of the total planned capital expenditure of RMB14,000 million in 2006, RMB6,700 million is expected to be used for investment in our alumina segment and the remaining RMB7,300 million is expected to be used for primary aluminum segment projects. For more information, see "Item 5. Operating and Financial Review and Prospectus - Capital Expenditure Plan."

The following table shows the expected aggregate effects of our expansion and improvement plans for our alumina and primary aluminum production facilities for 2006:

Planned Capital	Production Capacity as of	Expected Production Capacity
Investment for 2006	December 31, 2005	as of December 31, 2006

(RMB in millions)	(in thousand tonnes)

Alumina	6,700	8,330	9,050
Primary aluminum	7,300	1,499(1)	3,000(1)

(1)	The amounts include 160,000 tonnes of production capacity and 160,000 tonnes of expected production capacity of Lanzhou Aluminum, which is our associated company owned as to 28% of its equity

35

interest whose results of operations are not consolidated into our financial statements. Production capacity presented above represents 100% of Lanzhou Aluminum's smelting capacity. See Note 10(b) to our audited financial statements

Capital expenditures are expected to further expand our alumina and primary aluminum production capacities to further enhance synergies arising from economy of scale, vertical integration and reduction of our unit production cost.

During 2005, we were engaged in the following expansion or technical improvement projects:

1.

Shanxi Alumina Project. We began construction of phase three of our Shanxi refinery in August 2003 and substantially completed construction in December 2005. This project cost RMB3,920 million and increase the alumina production capacity of our Shanxi plant by 800,000 tonnes.

2.

Henan Alumina Project. We commenced the construction of an alumina production facility with a production capacity of 700,000 tonnes of alumina in November 2003 and the construction was substantially completed in December 2005. The project cost RMB2,755 million.

3.

Zhongzhou Alumina Project. This first series 300,000-tonne ore-dressing alumina production facility has been completed and began production at the beginning of 2004. The project cost RMB1,300 million. Construction in the second production line of this 300,000-tonne ore-dressing alumina project commenced in April 2004, and was substantially completed in mid 2005. The total investment of the second production line is RMB1,020 million.

4.

Guangxi Alumina Project. We established a joint venture company, Guangxi Huayin Aluminum Co., Ltd., with Guangxi Associate and China Minmetals on February 18, 2003 to undertake the construction of an alumina plant to exploit the discovery of a bauxite deposit in western Guangxi Zhuang Autonomous Region. We conducted feasibility studies to construct an alumina plant with an annual output of 1,600,000 tonnes (the "Phase One Project"), which was approved by the NDRC on May 23, 2005. On July 31, 2005, we entered into a Supplemental Agreement with Guangxi Associate and China Minmetals to amend the Shareholders' Capital Contribution Agreement dated February 15, 2003. According to the Supplemental Agreement, the total investment of Guangxi Huayin Aluminum Co., Ltd. was increased from RMB10 million to RMB8,491.0 million and 25% of which will be contributed by the shareholders according to their proportionate shareholding in the joint venture company. As a result, we, Guangxi Associate and China Minmetals will contribute RMB701 million, RMB721.5 million and RMB701 million, respectively, from 2005 to 2007. In order to satisfy the working capital requirements of the joint venture company, we, Guangxi Associate and China Minmetals advanced RMB49.5 million, RMB51 million and RMB49.5 million in 2004, which was capitalized on a pro rata basis and used to settle a portion of the first installment payable in 2005. We contributed the first installment amounting to RMB116.9 million on August 4, 2005 and expect to contribute the remaining installments in 2006 and 2007 with internal resources. The remaining 75% of the total investment of the joint venture company will be financed by bank loans. For more details, please refer to "Item 4 - Information on the Company - Business Overview - Production Facilities."

5.

Other projects in our alumina segment include environmental projects (e.g. waste treatment and disposal, facilities improvement for environmental protection), projects to improve alumina and alumina chemicals product quality, maintenance projects for bauxite mines, equipment replacement and other projects to sustain our existing production capacity.

6.

Shanxi Huaze Project. We established a joint venture company, Shanxi Huaze Aluminum & Power Co. Ltd., with Shanxi Zhangze Electricity Company Limited, or Shanxi Zhangze, on March 30, 2003 to undertake the construction of a primary aluminum plant and a power co-generation facility. The projected annual production capacity of the facility was 280,000 tonnes of primary aluminum and 160,000 tonnes of carbon anodes. The new facility will include a power plant with two 300 MW coal-fired generators. The total investment is projected to be RMB5,730 million. We will contribute RMB900 million for a 60% equity

36

interest and Shanxi Zhangze would contribute RMB600 million for a 40% equity interest. The total investment amount above the RMB1,500 million in capital contributed by the joint venture parties will be financed from external sources. The term of the joint venture is 30 years from March 30, 2003. We commenced the construction of the smelter and power plant in September 2003 and the construction was substantially completed at the end of 2005.

7.

Qinghai Primary Aluminum Project. We commenced construction of primary aluminum smelter in 2003. The project cost RMB1,000 million. We completed the construction with an annual production capacity of 85,000 tonnes in March 2005.

8.

Guizhou Primary Aluminum Project. We commenced construction of this primary aluminum smelter in August of 2003. The project cost RMB1,780 million. We completed this brownfield project, with production at the designed capacity of 175,000 tonnes of primary aluminum in December 2005.

9.

Lanzhou Aluminum. In January 2005, we entered into an agreement with Lanzhou Aluminum Plant to acquire 151,851,442 shares, or 28% of the total issued share capital in Lanzhou Aluminum for a consideration of RMB767.3 million. The acquisition was completed in March 2005 and Lanzhou Aluminum became our associated company whose results of operations are not consolidated into our financial statements. Lanzhou Aluminum owns one primary aluminum smelting plant with total production capacity at approximately 160,000 tonnes per annum.

We intend to fund these capital expenditures through a combination of internal funds derived from our own operations, the expected proceeds from the proposed A Shares Offering and bank financing. See "Item 4. Information on the Company - The Proposed A Shares Offering" for details.

The preceding paragraphs provide a summary of our current capital expenditure plans for our major projects. These plans have been developed based on facts currently known to us, assumptions we believe to be reasonable and our estimates of market and other conditions. They may change as circumstances change, and may be modified as our business plans evolve. Other than as required by law, we do not undertake any obligation to publish updates of our plans or their implementation status.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our audited financial statements, and selected historical financial data, in each case together with the accompanying notes, included elsewhere in this annual report. This section contains certain expressions such as "expect", "anticipate", "believe", "seek", "estimate", "intends", "should", or "may" which are forward-looking statements involving risks and uncertainties. See "Item 3 Key Information Risk Factors". Forward-looking statements are not guarantees of our future performance or results and our actual results could materially differ from disclosed in the forward-looking statements.

We have changed certain of our accounting policies following the adoption of HKFRSs effective for accounting periods commencing on or after January 1, 2005. As a result, we have reclassified/restated certain income statement and balance sheet data for the years ended December 31, 2001, 2002, 2003 and 2004. See Note 2(a) to our audited financial statement for the changes to our accounting policies and the effect of adopting the HKFRSs. Our audited financial statements are prepared in accordance with HK GAAP which differs in certain material respects from U.S. GAAP. Note 33 to our audited financial statements provides a reconciliation of our financial statements to U.S. GAAP in accordance with Item 18 of Form 20-F.

The Reorganization

Prior to the reorganization conducted in preparation for the global offering, we did not exist as a separate legal entity. Our operations were conducted by Chinalco and its predecessors. As part of the reorganization, Chinalco transferred to us assets and liabilities related to seven alumina and primary aluminum production plants and our Research Institute. Because Chinalco controlled these operations prior to the reorganization and still controls us, accordingly, in those financial statements,

37

the assets and liabilities transferred to us have been stated at historical amounts and the results of our operations have been presented as if our operations had already been transferred to us from Chinalco. In addition, those financial statements also reflect the assets, liabilities, turnover and expenses of operations retained by Chinalco in the reorganization, including one bauxite mine, two limestone quarries and a carbon plant, which were directly related to our alumina and primary aluminum operations. In addition, because of the asset reorganization and the related carve-out accounting, those financial statements reflect various historical payments as distributions to Chinalco that are not expected to be indicative of future practices or results.

Since July 1, 2001, our financial statements as included in this annual report have been prepared using the acquisition accounting method having given effect to our incorporation and the reorganization. Accordingly, the assets and liabilities transferred to us have been restated at fair value and the assets, liabilities, turnover and expenses of operation retained by Chinalco are not reflected. Since July 1, 2001, all transactions have been recorded at government guidance price, market price or at contractual price (cost plus a margin).

Critical Accounting Policies

We have identified a number of accounting policies below as critical to our business operations and the understanding of our results of operations. Some of our accounting policies require our management to make significant judgments relating to estimates and assumptions about the effects of circumstances to reported amounts in our financial statements. We have established procedures and processes to facilitate the making of such judgments in the preparation of our financial statements. See Note 2 to our audited financial statements for the impact of such accounting policies and any associated risks relating to these policies on our results of operations. Our management has identified areas of uncertainty and the variables most important in making the necessary estimates. Management has used the best information available but actual performance may differ from our management's estimates and future changes in key variables could change future reported amounts in our financial statements.

Property, Plant and Equipment

The carrying amounts of long-lived assets are reviewed whenever events or changes in circumstances indicate that the book value of the assets may not be recoverable. An impairment exists when the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured at the higher of net selling price or value in use, calculated based on discounted future pre-tax cash flows related to the asset or the cash generating unit to which the assets belong. A cash generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or group of assets. Estimates of future cash flows include the cash inflows from continuing use of the asset and cash outflows to prepare the asset for use that can be directly attributed, or allocated on a reasonable and consistent basis, to the asset. If applicable, estimates also include net cash flows to be received (or paid) for the disposal of the asset at the end of its useful life. We determine the estimated useful lives of our property, plants and equipment based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, and will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold. Management made a number of significant assumptions and estimates in the application of the discounted future cash flow model to forecast operating cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. If there is an indication of impairment, the carrying value of such assets is written down to its recoverable amount. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets.

Goodwill

Goodwill represents the excess of purchase consideration over the fair values ascribed to the separable net assets of entities acquired. Until December 31, 2004, under HK GAAP, goodwill resulting from acquisitions under purchase accounting was recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. In accordance with the provisions of HKFRS 3 effective from January 1, 2005, the Group has ceased amortization of goodwill. Separately recognized goodwill is tested annually for impairment and

38

carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating that are expected to benefit from the business combination in which the goodwill arose. Impairment losses on goodwill are not reversed. Under U.S. GAAP, annual amortization of this amount ceased effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value. Management made a number of significant assumptions and estimates in the application of the discounted future cash flow model to forecast operating cash flows, including business prospects, market conditions, selling prices and sales volumes of products, costs of production and funding sources. Management considers both past data and all currently available information at the time the valuations of its businesses are performed. Results in actual transactions could differ from those estimates used to evaluate the impairment of goodwill.

Income tax

We are subject to enterprise income tax liabilities in the local jurisdictions within the PRC in which we operate. Due to uncertainties relating to the enforcement and interpretation of PRC tax laws as well as the lack of confirmation by the local tax authorities, our management have made certain estimates and judgments based on current PRC tax laws, regulations and other related policies in determining whether a provision of enterprise income taxes should be made or the amount of provision which should be made. If the management's estimates or judgments differ from the interpretation or enforcement by the central or local tax authorities, the income tax provision may vary in future periods.

Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. In calculating the net realizable value of inventories, management must make a number of significant estimates of the selling price of inventories and related transaction costs in the ordinary course of business based on market conditions and the historical experience of manufacturing and selling products of similar nature, which are reviewed on each balance sheet date. Management's estimates of the selling price of inventories and related transaction costs in the ordinary course of business may differ from the actual selling price of inventories and related transaction costs in the ordinary course of business.

Provisions for Accounts and Other Receivables

Provision is made against accounts and other receivables when future collections are considered doubtful. In assessing the timing and amounts for these provisions, management must make a number of significant assumptions and estimates in the application of aging and specific identification analysis using past history and collections' experience, market conditions, potential events and circumstances affecting future collections and the credit status of specific customers, which are reviewed on each balance sheet date. Management's assessment of future collections of receivables may differ from the timing and amounts of the actual collections in future periods.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with HK GAAP, which differs in various material respects from U.S. GAAP. See Note 33 to our audited financial statements. The summary of differences involve management's estimates and assumptions which may affect the reported amounts of assets and liabilities, the disclosure regarding contingent assets and liabilities and revenues and expenses.

New/Revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards

The Hong Kong Institute of Certified Public Accountants, or HKICPA, has issued a number of new/revised Hong Kong Financial Reporting Standards, or HKFRSs, and Hong Kong Accounting Standards, or HKAS, collectively referred to as "HK GAAP", which are effective for accounting periods beginning on or after January 1, 2005. We have adopted these new/revised HKFRSs and HKAS in the financial statements for the year ended December 31, 2005 and reclassified/restated certain income statement and balance sheet data in accordance with the relevant requirements for the years ended December 31, 2001, 2002, 2003 and 2004. See Note 2(a) to our audited financial statements beginning on Page F-9.

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Overview

We are the largest producer of alumina and one of the largest producers of primary aluminum in China. We are also the second largest producer of alumina in the world in terms of production volume for the year ended December 31, 2005. We are engaged primarily in alumina refining and primary aluminum smelting operations. We report our financial results according to the following business segments:

*

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to our primary aluminum smelters and externally to customers outside of our company. To a lesser extent, this segment also includes the production and sale of alumina chemical products and gallium.

*

Primary aluminum segment, which consists of procuring alumina and other raw materials (including recycled aluminum), supplemental materials and electricity, smelting alumina to produce primary aluminum, and selling substantially all our primary aluminum products to external customers. To a lesser extent, this segment includes production and sales of carbon products.

*

Corporate and other services segment, which includes our headquarters' operations, research conducted by our research institutes and provision of our research and development services to third parties.

Factors Affecting Our Operating Performances

Although we were incorporated on September 10, 2001 as a result of the reorganization, our financial statements and this discussion present our operating performances:

*	as if we had been in existence throughout the relevant periods; and

*

as if our operations and businesses (and various other operations including a carbon plant, one bauxite mine and two limestone quarries which were retained by Chinalco in the reorganization which took effect on July 1, 2001) were transferred to us as of January 1, 1998 and were conducted by us throughout the period ended June 30, 2001.

Our operating performances and the period-to-period comparability of our financial results are affected by a number of external factors. Our financial statements may not be indicative of our future earnings, cash flows or financial position for numerous reasons including those described below.

Alumina Prices

We set uniform prices for all our external sales of alumina by reference to import costs of alumina, the market supply and demand conditions as well as our short-term and mid-term projections. Our pricing generally takes into account:

*	free-on-board Australia prices for alumina exports into China;

*	international transportation costs;

*	the applicable standard PRC import tariff;

*	value-added tax at 17%;

*	import related fees; and

*	domestic demand and supply conditions.

The international market prices for alumina fluctuates from time to time, and such fluctuation affects the price of our alumina, which tracks changes in the international market prices. In 2005, the market prices of alumina has made a historic record. The highest spot price of alumina in the international market supplied to China during 2005 reached US$600 per tonne. The annual average

40

rice of alumina reached US$370 per tonne, representing an increase of 6.3% over 2004. The annual average spot price of domestic alumina remain relatively high in 2005. The highest spot price of alumina in the domestic market was RMB5,200 per tonne. Our annual average price of alumina reached RMB3,824, including value-added tax, per tonne which represented an increase of 1.2% over 2004.

In 2005, the global alumina output was 61,200,000 tonnes. Due to a relatively small number of newly commenced alumina production projects in the global market, the consumption of alumina in the global market grows at a pace faster than the growth in production of alumina. As a result, the existing production output of alumina in the global market is unable to fully satisfy the demand for alumina of approximately 62,400,000 tonnes thereby leaving a shortfall of supply by 1,200,000 tonnes. In 2005, a shortfall of supply of alumina in China's domestic market remained. China's domestic alumina output was approximately 8,500,000 tonnes, representing a stable growth of 20.9% over 2004. China's domestic consumption continued to grow to approximately 16,600,000 tonnes, representing an increase of 18.7% over 2004. The volume of imports reached 7,000,000 tonnes in 2005, representing a growth of 19.0% over 2004. China relied on import for nearly half of its alumina consumption.

Internationally, the customary practice for alumina pricing under long-term contracts is by reference to the LME prices for primary aluminum. Since April 2001, we have entered into a number of domestic long-term alumina sales contracts with three-year terms, under which the sales price is set as a percentage of the three-month primary aluminum prices on the Shanghai Futures Exchange. As a result, fluctuations of primary aluminum prices on the Shanghai Futures Exchange can affect our alumina prices under these long-term contracts, and such effects may increase as we increase the proportion of alumina sales under long-term contracts. We entered into three-year alumina sales contracts with third parties since January 1, 2004. We sold approximately 2,400,000 tonnes of alumina under three-year contracts in 2005.

Primary Aluminum Prices

Like most primary aluminum producers in China, we price our primary aluminum products by reference to Shanghai Futures Exchange spot prices. The Shanghai Futures Exchange primary aluminum spot prices generally reflect LME primary aluminum spot prices, plus an amount on account of international transportation, import tariffs, value-added tax and other import-related costs. Thus, fluctuations in the Shanghai Futures Exchange (and, by extension, the LME) spot prices affect our operating performances. Primary aluminum prices on the Shanghai Futures Exchange and LME tend to be cyclical and volatile. The following table sets out the average three-month primary aluminum futures price on LME and the Shanghai Futures Exchange in 2003, 2004 and 2005.

2003	2004	2005

(U.S. Dollar per tonne)

LME	1,433.0	1,723.0	1,900.0
Shanghai Futures Exchange	1,499.1	1,695.0	1,782.0

Global and domestic demand for primary aluminum continued to increase in 2005, resulting in a significant increase in primary aluminum prices. The highest three-month primary aluminum futures price on LME in 2005 reached US$2,289 per tonne, a record high for the past seventeen years.

In 2005, the growth rate in aluminum consumption in China was approximately 18.0% per year as a result of the rapid growth in its economy. China consumed approximately 7,100,000 tonnes of primary aluminum in 2005. Principal consumers in China for primary aluminum include the companies operated in construction, auto, electric power and packaging industries. Total primary aluminum production volume in China was approximately 7,800,000 tonnes in 2005, representing an increase of 16.7% over 2004. The net export volume of domestic primary aluminum was approximately 710,000 tonnes in 2005.

Electricity Prices

The smelting of primary aluminum requires a substantial and continuous supply of electricity. Therefore, the availability and price of electricity are key considerations in our primary aluminum production operations. Interruptions of electricity supply can result in lengthy production shutdowns, increased costs associated with restarting production and waste of production in progress. In extreme cases, interruptions of electricity supply can also cause damage to or destruction of the equipment and facilities. We encountered severe shortages of electric power supply in 2004 and shortages were

41

gradually relieved in 2005. The average electricity shortage in 2005 led to an increase of electricity price of approximately 5.9%, which in turn caused our unit production cost for primary aluminum to increase by 1.9% in 2005 as compared to 2004. Currently, all of our production facilities enjoy preferential electricity prices granted by local government authorities.

Debt and Financing Costs

Our financing costs consist predominantly of interest expenses on our borrowings. The majority of our debt has been incurred to fund our capital expenditures. Interest rates on loans related to capital expenditures and working capital set by banks generally follow guidelines issued by the People's Bank of China. The People's Bank of China reduced interest rates for commercial loans chargeable by state-owned banks in 2003 and 2004, which correspondingly reduced our interest expense on our floating rate loans during these periods. In addition, our plants historically received loans from state-owned banks with reduced interest rates (and in some instances interest free) as a form of government support for our projects. We expect that such preferential interest rate loans will continue to be available to us in the future.

Consolidated Operating Performances

The following table sets forth, for the periods indicated, certain income and expense items as a percentage of our turnover from our consolidated statements of income:

Years Ended December 31,

2003	2004	2005

Turnover	100.0%	100.0%	100.0%
Cost of goods sold	70.8	66.5	66.9

Gross profit	29.2	33.5	33.1
Other revenues, net	0.2	0.3	0.3
Selling and distribution expenses	2.4	2.0	1.9
General and administrative expenses	4.5	3.8	4.1
Research and development expenses	0.7	0.4	0.3
Operating income	21.8	27.6	27.2
Finance costs	1.9	0.3	1.0
Operating income after finance costs	19.9	27.2	26.2

Sales to Chinalco and its subsidiaries, jointly controlled entities and other related parties accounted for approximately 5.4% and 10.2% of consolidated turnover for the two years ended December 31, 2004 and 2005, respectively. For information on related party transactions, see "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions" and Note 32 to our audited financial statements.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Turnover

Turnover from sales of alumina and primary aluminum increased by 14.9% from RMB32,313.1 million for the year ended December 31, 2004 to RMB37,110.3 million for the year ended December 31, 2005, representing an increase of RMB4,797.2 million. The increase was primarily due to the increase in selling prices of our alumina and primary aluminum, and a growth in external sales volume of such products. Other revenues after deduction of related expenses increased by 14.9% from RMB101.3 million for the year ended December 31, 2004 to RMB116.4 million for the year ended December 31, 2005, representing an increase of RMB15.1 million. The increase was primarily due to the provision of transportation, machinery processing and production design services.

For 2005, our average external selling price for alumina reached RMB3,268.3 per tonne (tax excluded, similarly hereinafter), representing an increase of RMB38.7 per tonne or 1.2% from RMB3,229.7 per tonne for the previous year. Our average external selling price for primary aluminum reached RMB14,264.0 per tonne, representing an increase of RMB507.7 per tonne or 3.7% from RMB13,756.3 per tonne for the previous year. Our external sales volume of alumina increased by 10.2% from 4,900,000 tonnes for the year ended December 31, 2004 to 5,400,000 tonnes for the year ended December 31, 2005 due to commencement of operations of our alumina production facilities in Shanxi, Henan and Zhongzhou in 2005. Our external sales volume of primary aluminum increased by 19.0% from 760,600 tonnes for the year ended December 31, 2004 to 905,000 tonnes for the year

42

ended December 31, 2005, of which approximately 67,600 tonnes was attributable to the technological upgrade of our Qinghai smelter, approximately 33,800 tonnes was attributable to the commencement of operation of Shanxi Huaze and approximately 43,000 tonnes was attributable to the technological upgrade of our existing primary aluminum production facilities.

Cost of Goods Sold

Our total cost of goods sold increased by 15.4% from RMB21,503.3 million in 2004 to RMB24,822.1 million in 2005. The increase was mainly attributable to a growth in external sales volume of alumina and primary aluminum, which contributed to 10.2% of the increase in cost of goods sold, as well as increases in raw material and fuel prices.

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB39.2 million from RMB647.5 million in 2004 to RMB686.7 million in 2005, or 6.1%. The increase was primarily attributable to the increase in transportation and loading expenses resulted from the increase in external sales volume of primary aluminum.

General and Administrative Expenses

General and administrative expenses increased by 24.7% from RMB1,220.9 million in 2004 to RMB1,523.3 million in 2005. The increase was mainly due to (i) an increase of RMB128.0 million resulting from start-up costs due to the commencement of operations of Shanxi Huaze and newly established branch offices; (ii) an increase of RMB56.0 million in tax expenses other than income tax corresponding with our business expansion; (iii) an increase of RMB45.0 million in rental for new office space; (iv) an increase of RMB34.0 million in establishment of internal control system and installation of enterprise resource planning system; and (v) an increase of RMB10.0 million in insurance premiums on coverage of new production facilities.

Research and Development Expenses

Our research and development expenses decreased by 14.5% from RMB132.6 million in 2004 to RMB113.4 million in 2005. The decrease was due to the decrease in expenses occurred in the research and development projects carried out in 2005.

Net other Revenues

Net other revenues increased from RMB101.3 million in 2004 to RMB116.4 million in 2005 due to the gain of RMB5.8 million in 2005 made by our subsidiary, China Aluminum International Trading Co., Ltd., from futures contracts of primary aluminum compared to a loss of RMB25.5 million in 2004.

Operating Income

Our operating income increased by 13.1% from RMB8,910.1 million in 2004 to RMB10,081.2 million in 2005. Our operating income as a percentage of turnover decreased from 27.6% in 2004 to 27.2% in 2005.

Finance Costs

Our finance costs increased by RMB257.0 million, or 233.8%, from RMB109.9 million in 2004 to RMB366.9 million in 2005. The increase of RMB257.0 million was a result of RMB283.0 million of interest expense incurred by increased borrowings for newly commenced projects, which was partially offset by RMB26.0 million of foreign exchange gains derived from foreign currency loans due to Renminbi appreciation. In particular, the increase of RMB189.0 million was attributable to the increase in long-term borrowings, RMB41.0 million was attributable to the increase in interest rates and RMB28.0 million was attributable to finance cost incurred to fund newly commenced projects and interest payable on our short-term bonds. The increase in interest expense was partially offset by the decrease of interest expense resulting from repayment of certain short-term borrowings.

Income Taxes

43

Our income tax expense increased from RMB2,161.1 million in 2004 to RMB2,495.2 million in 2005, which was mainly attributable to our increased profit before tax. Our effective income tax rate was 25.6% in 2005, which was lower than the statutory tax rate of 33.0%. This was mainly because our three branches situated in Guizhou Province, Guangxi Zhuang Autonomous Region and Qinghai Province in the western region of the PRC were entitled to a preferential income tax rate of 15.0% in connection with the national policy to develop the western region. In addition, some of our plants benefit from tax credits in connection with the investment in the equipment made in China. Such tax credit resulted in tax reduction of approximately RMB73.9 million in 2005. See Note 26(c) to our audited financial statements.

Minority Interests

Minority interests decreased from RMB243.5 million in 2004 to RMB224.0 million in 2005 primarily as a result of the loss of RMB42 million incurred by Shanxi Huaze during its start-up operation period to achieve expected production standard.

Net Income for the Year attributable to the equity holders of the Company

As a result of the foregoing, our net income attributable to the equity holders of the Company for 2005 increased by 9.9% from RMB6,391.5 million in 2004 to RMB7,022.4 million in 2005.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Turnover

Turnover from sales of alumina and primary aluminum increased by 39.0% from RMB23,245.9 million for the year ended December 31, 2003 to RMB32,313.1 million for the year ended December 31, 2004, representing an increase of RMB9,067.2 million. The increase was primarily due to the increase in selling prices of our principal products such as alumina and primary aluminum, and a growth in external sales volume of alumina. Other revenues after deduction of related expenses increased by 100.1% from RMB50.6 million for the year ended December 31, 2003 to RMB101.3 million for the year ended December 31, 2004, representing an increase of RMB50.7 million.

For 2004, our average external selling price for alumina reached RMB3,229.7 per tonne (tax excluded, similarly hereinafter), representing an increase of RMB822.0 per tonne or 34.1% from RMB2,407.7 per tonne for the previous year. Our average external selling price for primary aluminum reached RMB13,756.3 per tonne, representing an increase of RMB1,295.8 per tonne or 10.4% from RMB12,460.5 per tonne for the previous year. Our external sales volume of alumina increased by 16.7% from 4,210,000 tonnes for the year ended December 31, 2003 to 4,870,000 tonnes for the year ended December 31, 2004. Our external sales volume of primary aluminum increased by 1.8% from 747,000 tonnes for the year ended December 31, 2003 to 760,600 tonnes for the year ended December 31, 2004.

Cost of Goods Sold

Our total cost of goods sold increased by 30.6% from RMB16,460.3 million in 2003 to RMB21,503.3 million in 2004. The increase was mainly attributable to a growth in external sales volume of alumina, and the increased unit costs of primary aluminum and alumina resulting from the increases in raw material and fuel prices compared to 2003.

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB98.1 million from RMB549.4 million in 2003 to RMB647.5 million in 2004, or 17.9%. The increase was primarily attributable to the increase in transportation, loading and packaging fees by RMB79.1 million, among which RMB56.2 million resulted from the increase in external sales of volume of alumina and RMB16.2 million was the additional fees paid for express delivery or as guarantees to solve transportation bottleneck.

General and Administrative Expenses

General and administrative expenses increased by 16.6% from RMB1,047.5 million in 2003 to RMB1,220.9 million in 2004. The increase was mainly due to (i) an increase of RMB94.8 million in tax expenses other than income tax corresponding with our business expansion; (ii) an increase of

44

RMB30.9 million in remuneration and welfare expenses for management members under our incentive plan as a result of achievement of our operating targets set for 2004, and (iii) an increase of RMB13.4 million in insurance premiums to reflect our policy to increase our insurance coverage.

Research and Development Expenses

Our research and development expenses decreased by 30.8% from RMB173.4 million in 2003 to RMB132.6 million in 2004. The decrease was because we strategically held up our new research and development projects in 2004 and placed our emphasis on consolidating our research results from previous years. We will continue to make appropriate investment in research and development activities in the following years.

Net other Revenues

Our net other revenues increased from RMB50.6 million in 2003 to RMB101.3 million in 2004. This was mainly because we reached an agreement with a financial institution for early repayment of outstanding principal amounting to RMB16.0 million and as a result saved interest expense totaling RMB9.8 million otherwise payable by us. The increase was also attributable to a net exchange gain of RMB10.9 million realized from our foreign currency deposits obtained from the H shares placement at the beginning of 2004, compared with RMB8.2 million net exchange loss in 2003.

Operating Income

Our operating income increased by 75.9% from RMB5,066.0 million in 2003 to RMB8,910.1 million in 2004. Our operating income as a percentage of turnover increased from 21.8% in 2003 to 27.6% in 2004.

Finance Costs

Our finance costs decreased by RMB330.0 million, or 75.0%, from RMB439.9 million in 2003 to RMB109.9 million in 2004. The decrease was mainly attributable to the early repayment of outstanding long-term loans , the prepayment of a portion of our short-term loans and a reduction in average interest rate on our bank loans.

Income Taxes

Our income tax expense increased from RMB920.2 million in 2003 to RMB2,161.1million in 2004, which was mainly attributable to our increased profit before tax. Our effective income tax rate was 24.5% in 2004, which was lower than the statutory tax rate of 33.0%. This was mainly because our three branches situated in Guizhou Province, Guangxi Zhuang Autonomous Region and Qinghai Province in the western region of the PRC were entitled to a preferential income tax rate of 15.0% in connection with the national policy to develop the western region. In addition, some of our plants benefit from tax credits in connection with the investment in the equipment made in China. Such tax credit resulted in tax reduction of approximately RMB208.9 million in 2004. See Note 26(c) to our audited financial statements.

Our effective income tax rate increased by 4.6% as compared to 2003. The increase was mainly because Shandong Aluminum, our subsidiary located in Shandong Province ceased to be entitled to a preferential rate of 15.0%. It was taxed at 33.0% in 2004 pursuant to Guo Shui Han 2004 No.319 issued by the Shandong Province Tax Bureau of the PRC at the end of 2004. The change of tax rate caused our income tax expenses to increase by RMB202.5 million. In addition, the fact that we were granted by the State Tax Bureau of the PRC to use tax losses from previous years in 2003 but were not entitled to such benefit in 2004 also contributed to the lower income tax rate applicable to us in 2003. No tax losses were carried forward from December 31, 2004.

Minority Interests

Minority interests increased from RMB157.4 million in 2003 to RMB243.5 million in 2004 primarily as a result of the increase in the profit of one of our subsidiaries, Shandong Aluminum.

Net Income for the Year attributable to the equity holders of the Company

45

As a result of the foregoing, our net income attributable to the equity holders of the Company for 2004 increased by 80.1% from RMB3,549.7 million in 2003 to RMB6,391.5 million in 2004.

Discussion of Segment Operations

We account for our operations on a segmental basis, that is, separately accounting for the alumina and primary aluminum segments as well as the corporate and other services segment. Unless otherwise indicated, also included in these segments are other revenues derived from such activities as supplying electricity, gas, heat and water to affiliates, selling scrap and other materials, and providing services including transportation and research and development to third parties. Interest income and dividends from unlisted securities investments, included in other revenues, are not attributed to any segments. For additional data and information relating to our business segments and segment presentation, see Note 19 to our audited financial statements beginning on page F-46.

The following table sets forth (i) turnover by segment for the periods indicated, and (ii) the contribution of external sales and inter-segment sales for 2005 as a percentage of turnover for such period, both before and after elimination of inter-segment sales.

	Before	After
	Elimination of	Elimination of
Before Elimination of	Inter-segment	Inter-segment
Inter-segment Sales	Sales	Sales

Years Ended December 31,
2003	2004	2005	2005	2005

RMB	RMB	RMB	%	%

(in millions)
Turnover

Alumina:
External sales	12,327.5	20,497.5	22,853.8	54.0	61.6
Inter-segment sales	3,131.7	4,226.2	5,191.7	12.3	14.0

Primary aluminum:
External sales	10,845.6	11,720.4	14,128.5	33.4	38.1

Corporate and other services:
External sales	72.7	95.1	128.0	0.3	0.3

Total turnover before
inter-segment eliminations	26,377.5	36,539.2	42,302.0	100%	-

Eliminations of inter-segment sales	(3,131.7)	(4,226.2)	(5,191.7)	-	-

Total turnover	23,245.8	32,313.0	37,110.3	-	-

The following table sets forth, for the periods indicated, turnover, costs of goods sold, other costs net of other revenues and other income, and operating income (loss) by segment before and after elimination of inter-segment transactions.

Years Ended December 31,

2003	2004	2005

RMB	RMB	RMB

(in millions)

Alumina:

Turnover	15,459.2	24,723.7	28,045.5
Cost of goods sold	(9,602.3)	(14,386.8)	(16,552.2)
Other costs, net of other revenues and other income	(757.7)	(1,003.5)	(1,181.1)

Operating income	5,099.2	9,333.4	10,312.2

Primary aluminum:

Turnover	10,845.6	11,720.4	14,128.5
Cost of goods sold	(9,894.4)	(11,239.8)	(13,280.6)
Other costs, net of other revenues and other income	(516.4)	(524.5)	(616.0)

Operating income (loss)	434.8	(43.9)	231.9

Corporate and other services:

Turnover	72.7	95.2	128.0
Cost of goods sold	(65.0)	(81.7)	(73.2)

46

Other costs, net of other revenues and other income	(86.1)	(90.3)	(103.3)

Operating loss	(78.4)	(76.9)	(48.5)

Segment operating income before unallocated
operating loss and inter-segment elimination	5,455.6	9,212.6	10,495.7
Unallocated operating loss	(359.4)	(281.4)	(306.6)
Inter-segment elimination	(30.3)	(21.1)	(108.0)

Total operating income	5,065.9	8,910.1	10,081.1

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Alumina Segment

Turnover. Our total turnover of the alumina segment increased by RMB3,321.8 million to RMB28,045.5 million in 2005, a 13.4% increase from RMB24,723.7 million in 2004.

We sold alumina products to our smelters and to other domestic smelters. Turnover from the external sales of alumina in 2005 rose by RMB2,356.3 million, or 11.5% mainly due to an increase in selling price and external sales volume of alumina. The average external selling price of alumina in 2005 increased to RMB3,268.3 per tonne from RMB3,229.7 per tonne in 2004, mainly due to strong domestic demand for alumina. The external sales volume of alumina increased by 10.2% to 5,400,000 tonnes in 2005 from 4,900,000 tonnes in 2004, mainly attributable to the increased demand and our increased production capacity of alumina by 1,900,000 tonnes in 2005 compared to 2004.

Turnover from the sales of alumina to our smelters in 2005 rose by RMB965.5 million, or 22.9%, from 2004, primarily due to our increased production capacity of primary aluminum which required additional alumina as input to satisfy our expanded primary aluminum production capacities.

Cost of Goods Sold. The total alumina segment cost of goods sold in 2005 increased by RMB2,165.4 million, or 15.1%, from RMB14,386.8 million in 2004 to RMB16,552.2 million in 2005, primarily due to an increase in sales volume of alumina and an increase in raw material costs and fuel and power costs in 2005, which was partially offset by optimization of production process resulting from technological upgrade and increased production capacities.

Operating Income. Total operating income for the alumina segment increased by 10.5% from RMB9,333.4 million in 2004 to RMB10,312.2 million in 2005 primarily due to increased sales volume of alumina in 2005, partially offset by increased unit production cost. The increase in unit production cost in 2005 compared to 2004 was mainly attributable to the increase in raw material prices by 14.4%, which was partially offset by cost savings resulting from reduced consumption of raw materials and increased production volume by 4.3%. Reduced consumption of raw materials was attributable technological upgrade and improved production efficiency in 2005 compared to 2004.

Primary Aluminum Segment

Turnover. We sold a total of 760,600 tonnes and 905,000 tonnes of the primary aluminum products we produced in 2004 and 2005, respectively. Our total turnover for the primary aluminum segment increased by RMB2,408.1 million to RMB14,128.5 million in 2005, a 20.6% increase over 2004. This was mainly attributable to the increase in sales volumes supplemented by the increase in average selling prices of primary aluminum in 2005. The increase was partially offset by decreased turnover from carbon and other products.

Cost of Goods Sold. The total cost of goods sold for our primary aluminum segment increased by 18.2% from RMB11,239.8 million in 2004 to RMB13,280.6 million in 2005, mainly due to increases in sales volumes and unit production cost. The increase in unit production cost was attributable to increased prices in alumina used as raw material to produce primary aluminum and electricity. The increase unit production cost, however, was partially offset by the increases in production volume.

Operating (Loss) Income. The primary aluminum segment recorded an operating profit of RMB231.9 million in 2005, compared to an operating loss of RMB43.9 million in 2004, primarily due to increased sales volumes and increased average selling prices of primary aluminum in 2005.

Corporate and Other Services Segment

47

Our corporate and other services segment reflected the expenses for our headquarters and research and development services and turnover from product sales of our research institute to external customers. This segment recorded an operating loss of RMB48.5 million and RMB76.9 million for the years ended December 31, 2005 and 2004, respectively.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Alumina Segment

Turnover. Our total turnover of the alumina segment increased by RMB9,264.5 million to RMB24,723.7 million in 2004, a 59.9% increase from RMB15,459.2 million in 2003.

We sold alumina products to our smelters and to other domestic smelters. Turnover from the external sales of alumina in 2004 rose by RMB8,170 million, or 66.3%, compared with 2003, mainly due to an increase in selling price and external sales volume of alumina. The average external selling price of alumina in 2004 increased to RMB3,229.7 per tonne from RMB2,407.7 per tonne in 2003, mainly due to strong domestic demand for alumina. The external sales volume of alumina increased by 15.4% to 4,870,000 tonnes in 2004 from 4,210,000 tonnes in 2003, mainly attributable to the increased demand and the fact that our production capacity for alumina increased by 520,000 tonnes in 2004 from 2003.

Turnover from the sales of alumina to our smelters in 2004 rose by RMB1,094.5 million, or 34.9%, from 2003, primarily due to the increase in selling price. Our internal sales volume of alumina as a percentage of the total sales volume of alumina decreased from 20.3% in 2003 to 17.1% in 2004.

Cost of Goods Sold. The total alumina segment cost of goods sold in 2004 increased by RMB4,784.5 million, or 49.8%, from RMB9,602.3 million in 2003 to RMB14,386.8 million in 2004, primarily due to an increase in sales volume of alumina and an increase in raw material costs and fuel and power costs in 2004. To further strengthen our control over bauxite supply, we established a bauxite mine branch located in Zhengzhou, Henan on March 25, 2005 to centralize the procurement and make effective allocation of bauxite resources among our plants.

Operating Income. Total operating income for the alumina segment increased by 83.0% from RMB5,099.2 million in 2003 to RMB9,333.4 million in 2004 primarily as a result of a 59.9% increase in turnover of this segment. The operating income of the alumina segment as a percentage of our turnover from the alumina segment increased from 33.0% in 2003 to 37.8% in 2004.

Primary Aluminum Segment

Turnover. We sold a total of 747,000 tonnes and 760,600 tonnes of the primary aluminum products we produced in 2003 and 2004, respectively. Our total turnover for the primary aluminum segment increased by RMB874.8 million to RMB11,720.4 million in 2004, a 8.1% increase over 2003. This was mainly attributable to a 10.4% increase in the average selling price for primary aluminum. The increase of sales is also attributable to a change in product mix to higher value-added and high-margin aluminum products. The sales volume of higher value-added aluminum products represents an increase of approximately 10.8% in 2004 as compared to 2003, while the sales volume of ingots remained at the same level.

Cost of Goods Sold. The total cost of goods sold for our primary aluminum segment increased by 13.6% from RMB9,894.4 million in 2003 to RMB11,239.8 million in 2004, mainly due to an increase in the raw material costs and fuel and power costs in 2004, including a 34.1% increase in the price of alumina, and a 10.6% increase in the cost of electricity in 2004 which led the unit cost of primary aluminum to increase by 10.7%.

However, we continue to upgrade our production facilities to improve production efficiency. In addition, we have adopted a material management measure based on our analysis of production process to prevent over consumption of materials, which caused a reduction in material consumption for each tonne of primary aluminum.

Operating (Loss) Income. The primary aluminum segment recorded an operating loss of RMB43.9 million in 2004, compared to operating income of RMB434.8 million in 2003, primarily because the increase in cost of goods sold exceeded the increase in average selling prices.

48

Corporate and Other Services Segment

Our corporate and other services segment reflected the expenses for our headquarters and research and development services and turnover from product sales of our research institute to external customers. This segment recorded an operating loss of RMB76.9 million for the year ended December 31, 2004, which remained essentially at the same level as RMB78.4 million in 2003.

Liquidity and Capital Resources

Our primary sources of funding are cash generated by operating activities, prepayments and deposits from customers, short-term and long-term borrowings, and proceeds from equity or debt offerings. Our primary uses of funds have been production-related working capital, repayment of short-term and long-term borrowings and capital expenditures. Since 2004, we required our customers to make deposits or prepayments for purchases of alumina. As of December 31, 2005, the total amount of deposits and prepayments received amounted to RMB1,571.9 million. We have relied on prepayments and deposits received from customers as a source of our liquidity. In the event that demand for alumina declines, we may not be able to require such prepayments and deposits from customers, in which case this source of liquidity would not be available to us.

As of December 31, 2005, our current assets amounted to RMB16,962.7 million, representing an increase of RMB2,606.1 million from the previous year. The increase was mainly attributable to (i) an increase of RMB1,943.2 million in cash resulting from our bonds offering on June 15, 2005; (ii) an increase of RMB2,002.8 million in inventories due to the commencement of operations of phase three of our alumina production facility of 800,000 tonnes in Shanxi Province and our primary aluminum production facility of 280,000 tonnes by Shanxi Huaze and increased raw material prices. The increase in current assets was partially offset by a decrease in accounts receivable and trade receivable of RMB1,003.9 million because of increased transactions with settlement in cash by our customers.

As of December 31, 2005, our current liabilities amounted to RMB14,937.5 million, representing an increase of RMB1,744.0 million from the previous year. The increase was mainly due to (i) our short-term bonds payable in the amount of RMB1,970.8 million; (ii) an increase in accounts payable of RMB601.4 million to our raw material suppliers; and (iii) an increase in the current portion of our long-term bank borrowings by RMB280.3 million. The increase in our current liabilities for the year ended December 31, 2005 was partially offset by the repayment of our short-term bank borrowings in the amount of RMB1,069.9 million.

As of December 31, 2005, our long-term loans amounted to RMB11,044.5 million, representing an increase of RMB2,579.2 million from the previous year. The increase was mainly attributable to an increase in our long-term borrowings and increases in the interest rates of our bank loans. As of December 31, 2005, our total long-term debt, less long-term loans maturing within one year was RMB9,690.5 million, compared with RMB7,391.7 million on December 31, 2004.

Our gearing ratio (the ratio of total liabilities to the sum of total liabilities and total equity) increased to 42.0% as of December 31, 2005 from 41.9% as of December 31, 2004, which is mainly attributable to an increase in long-term bank borrowings.

Our ability to obtain additional external financing in the future and the cost of such financing are subject to a variety of uncertainties, including:

*

obtaining PRC government approvals required to access domestic or international financing or to undertake any project involving significant capital investment, which, depending on the circumstances, may include one or more approvals from the NDRC, the State Administration of Foreign Exchange, the Ministry of Commerce and the China Securities Regulatory Commission;

*	our future operating performances, financial condition and cash flows;

*	the cost of financing and the condition of financial markets; and

*	potential changes in monetary policy of the PRC government with respect to bank interest rates and lending practices.

49

If we fail to achieve timely rollover, extension or refinancing of our short-term debt, we may be unable to meet our obligations in connection with debt service, accounts payable and/or other liabilities when they become due and payable.

In view of our credit and the availability of funds in China, we currently do not foresee significant difficulties in obtaining bank borrowings. We plan to finance our capital expenditure projects and related expenditures principally through cash generated by operating activities, short-term and long-term borrowings, the remainder of the net proceeds from our bond offering and the expected proceeds from our proposed A shares offering. We have also arranged conditional credit facilities from domestic banks in the amount of RMB37,672.0 million. We believe that our working capital is sufficient to meet our present needs. For details of our banking facilities, please see - Bank Loans and Banking Facilities.

Cash and Cash Equivalents

Included in our cash and cash equivalents as of December 31, 2005 were amounts denominated in foreign currencies equivalent to RMB61.6 million, of which RMB58.0 million were denominated in U.S. dollars, RMB2.7 million were denominated in Hong Kong dollars and the remaining RMB0.9 million were denominated in euros. See Note 3 to our audited financial statements.

The following table sets forth, for the periods indicated, a condensed summary of our statement of cash flows:

For the Years Ended December 31,

2003	2004	2005

RMB	RMB	RMB

(in millions)

Cash flows generated from operating activities:
Operating income before working capital changes(1)	7,403.4	11,349.3	12,595.7
Net change in working capital(2)	26.4	(891.6)	(652.9)
Interest paid	(600.8)	(456.3)	(686.4)
PRC income tax paid	(826.5)	(1,736.2)	(2,666.2)

Total	6,002.5	8,265.2	8,590.2

Cash flows used in investing activities:
Capital expenditures	(5,352.8)	(8,972.4)	(7,986.1)
Purchase of intangible assets	(17.5)	(81.6)	(28.7)
Investment in jointly controlled entities	(3.3)	(49.5)	(117.2)
Net decrease in bank deposits with initial
term of over three months	-	-	-
Interest received	26.2	61.5	89.4
Others	(47.9)	(13.8)	(778.6)

Total	(5,395.3)	(9,055.8)	(8,821.2)

Cash flows (used in) generated from financing activities:
Net proceeds from issue of shares	-	3,250.7	-
Net borrowings	(22.8)	1,884.5	1,509.2
Decrease in bank deposits pledged	46.2	-	-
Proceeds from short-term bonds	-	-	1,943.2
Net contribution from
owner and minority shareholders	166.1	360.5	180.9
Dividend paid by a subsidiary to
minority shareholders	(23.8)	(16.9)	(83.6)
Dividend paid	(472.5)	(1,060.8)	(1,944.8)

Total	(306.8)	4,418.0	1,604.9

Net increase in cash and cash equivalents	300.4	3,627.4	1,373.9

________________________

50

(1)

Represents income before income tax and minority interests as adjusted for depreciation expense, loss on disposal of property, plant and equipment, interest waived written back in 2003, interest income and interest expenses.

(2)	Represents (increase) decrease in inventories, accounts receivable and other current assets, accounts payable and other payables and accruals.

Net Cash Generated From Operating Activities

Net cash generated from operating activities increased by 3.9% from RMB8,265.2 million for 2004 to RMB8,590.2 million for 2005. The increase was primarily due to an increase in operating profit of RMB1,171.2 million in 2005; and a decrease in cash used in working capital of RMB238.7 million, partially offset by an increase in interest paid of RMB230.1 million and an increase of RMB930.0 million in PRC income taxes paid in 2005.

The decrease in cash used in working capital was attributable to (i) an increase in inventories by RMB808.2 million resulting from increased raw material requirements for our expanded capacities and (ii) a decrease in accounts payables and other accruals of RMB638.3 million, of which RMB64.4 million was due to the increase of prepayment and deposits from customers. The decrease in cash used in working capital was partially offset by a decrease in accounts receivable and other current assets of RMB702.9 million, compared to an increase of RMB982.3 million in 2004.

Net Cash Used in Investing Activities

Net cash used in investing activities in 2004 and 2005 amounted to RMB9,055.8 million and RMB8,821.2 million, respectively, consisting primarily of capital investment for the purchase of property, plant and equipment of RMB8,972.4 million in 2004 and RMB7,986.1 million in 2005. In 2005, our capital expenditure program was the major contributor to our increase in alumina production capacity of 1,860,000 tonnes and primary aluminum production capacity of 666,000 tonnes. See "- Capital Expenditure Plan" and "Item 4. Information on the Company - Property, Plant and Equipment - Our Expansion and Profit Improvement Plan" for a detailed description of our capital expenditure plans.

Net Cash Generated From Financing Activities

Net cash generated from financing activities amounted to RMB4,418.0 million in 2004, consisting primarily of the proceeds from issue of shares of RMB3,250.7 million and new bank loans of RMB1,884.5 million, partially offset by cash outflow of RMB1,060.8 million from dividend distribution. Net cash inflows from financing activities amounted to RMB1,604.9 million in 2005, consisting primarily of the proceeds from our short-term bonds of RMB1,943.2 million and new bank loans of RMB1,509.2 million, partially offset by cash outflow of RMB1,944.8 million from dividend distribution.

We continue to benefit from the centralized cash management system implemented since 2002. We expect that this system will continue to help:

*	centralize and simplify internal clearing and settlement procedures;

*	utilize excess bank deposits to reduce bank borrowings;

*	reduce accounts receivable; and

*	improve the efficiency of our internal funds management.

Bank Loans and Banking Facilities The aggregate maturities of our outstanding long-term bank loans as of December 31, 2005 were as follows:

51

Maturity Date	Principal Outstanding as of December 31, 2005

RMB	US$(1)

(in millions)

2006	1,354.0	167.8
2007	1,929.1	239.0
2008	2,581.0	319.8
2009 and thereafter	5,180.4	642.0

Total	11,044.5	1,368.6

______________

(1)	Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 31, 2005 of US$1.00 to RMB8.0702.

Please see Note 16 to our audited financial statements for a more detailed description of our long-term debt including interest rate and maturity profile.

Our net borrowings for the year ended December 31, 2003, 2004 and 2005 were as follows:

As of December 31,

2003	2004	2005	2005

RMB	RMB	RMB	US$(1)

(in millions)

Short-term debt	3,801.3	3,448.9	2,379.0	294.8
Long-term debt	6,228.5	8,465.3	11,044.5	1,368.6

Total debt	10,029.8	11,914.2	13,423.5	1,663.4

Less: Cash and cash equivalents	(2,596.4)	(6,223.8)	(7,597.7)	(941.5)

Net debt	7,433.4	5,690.4	5,825.8	721.9

_______________

(1)	Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 31, 2005 of US$1.00 to RMB8.0702.

As of December 31, 2005, we had no secured bank loans and we, on a stand-alone basis, provided guarantees in respect of RMB1,554.9 million of long-term bank loans and RMB1,100.0 million of short-term bank loans for our subsidiaries.

As of December 31, 2005, Chinalco guaranteed RMB494.0 million of our bank loans. The guarantees by Chinalco and its subsidiaries to various banks in respect of banking facilities and loans granted to third parties as of December 31, 2000 remained with Chinalco after our reorganization.

As of December 31, 2005, we had total banking facilities of RMB37,672.0 million, inclusive of long-term facilities of approximately RMB13,963.0 million and other loan facilities of approximately RMB23,709.0 million. Out of the total banking facilities granted, amounts totaling RMB13,423.0 million have been utilized as of December 31, 2005. Approximately RMB33,328.0 million in bank facilities must be renewed in 2006. We believe that we will be able to renew these facilities when they expire.

Foreign Exchange

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. We convert a portion of our Renminbi turnover into other currencies to meet foreign currency financial obligations and to pay for imported equipment and materials. Under current foreign currency regulations in China, to meet these needs, we are permitted to convert Renminbi into the necessary foreign currencies at authorized banks based on a presentation of the relevant contracts. We may also borrow foreign currency loans from such banks for these purposes. To the extent that we need to obtain foreign currency funding for capital projects as defined under foreign exchange regulations, we would be required to obtain approval from the State Administration of Foreign Exchange. Transactions in foreign exchange are translated at exchange rates prevailing at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance

52

sheet date are translated at exchange rates prevailing at the balance sheet date. Exchange differences arising in these cases are recognized as income or expense in the profit and loss account.

As of December 31, 2005, our foreign currency denominated loans amounted to RMB1,552.2 million, of which RMB1,542.9 million was denominated in U.S. dollars and the remaining RMB9.3 million was denominated in Danish Krone. In addition, our foreign currency denominated short-term bank deposits amounted to RMB61.6 million, of which RMB58.0 million was denominated in U.S. dollars, RMB2.7 million was denominated in Hong Kong dollars and RMB0.9 million was denominated in euros. See Note 3 to our audited financial statements. We had U.S. dollar denominated accounts receivable amounted to RMB0.7 million at the same date. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated accounts receivable. We earn a small amount of foreign currency, primarily U.S. dollars, from primary aluminum exports, which totaled 13,000 tonnes in 2005. See "Item 11 - Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Rate Risk". Our sources of foreign exchange include the remaining proceeds from our global share offering and H share placement, borrowings and funds converted from Renminbi. We do not anticipate that we will incur significant additional foreign currency debt in the near future.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2005, we maintained bank balances of US$7.2 million, HK$2.6 million and 94,000 euros or the equivalent of approximately RMB61.6 million for purposes of satisfying our foreign currency obligations and paying dividends to our overseas shareholders. We believe that we have obtained or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

Inflation

According to the State Statistical Bureau, China experienced inflation of 0.7% in 2001, deflation of 0.8% in 2002, inflation of 1.2% 3.9% and 1.8% in 2003, 2004 and 2005, respectively. As a result, inflation in the PRC has not had a significant impact on our operating performances in recent years.

Trend Information

In 2005, China's GDP growth rate reached 9.9%. China's economy is expected to continue its strong growth in 2006, with increasingly important contribution from industrial growth. We expect the national demand for alumina and primary aluminum to grow in line with the nation's continuous economic growth. The recovery of the global economy is expected to further enhance aluminum consumption and support market prices of primary aluminum and alumina.

However, we will continue to face challenges in 2006, such as:

*	an increase in production cost resulting from continued increases in prices of raw materials and fuel power; and

*	intensified domestic competition resulting from the cancellation of tax refund for primary aluminum export.

U.S. GAAP Reconciliation

Our financial statements are prepared in accordance with HK GAAP, which differs in various material respects from U.S. GAAP. See Note 33 to our audited financial statements for details. The summary of differences involve management's estimates and assumptions which may affect the reported amounts of assets and liabilities, the disclosure regarding contingent assets and liabilities and revenues and expenses. These material differences, as they apply to our financial statements, relate primarily to the following:

*

Under HK GAAP, property, plant and equipment transferred from Chinalco to us were accounted for under the acquisition accounting. As a result, our property, plant and equipment were revalued at fair value under HK GAAP. Under U.S. GAAP, the new cost

53

*

basis for the property, plant and equipment was not established for us as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value;

*

Until December 31, 2004, under HK GAAP, goodwill resulting from acquisitions under purchase accounting is recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. Under U.S. GAAP, annual amortization of this amount ceased to be effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value. In accordance with the provisions of HKFRS 3 effective from January 1, 2005, we ceased amortization of goodwill and goodwill is subject to annual impairment testing. Accordingly, except for the differences recognized in prior years, there is no difference between HK GAAP and U.S. GAAP in relation to amortization of goodwill beginning from January 1, 2005;

*

As part of our reorganization and pursuant to the Mining Rights Transfer Agreement, we acquired mining rights of eight bauxite mines and four limestone quarries from Chinalco for a consideration of RMB285,341. Under HK GAAP, mining rights acquired are capitalized and stated at acquisition cost less accumulated amortization and accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under U.S. GAAP, the new cost basis was not established for us as the transfer was a transaction under common control;

*

Under HK GAAP, minority interest is presented on the face of the consolidated statements of income of the portion of profit and loss attributable to the minority interest and to the equity holders and presented as a component of equity. Under U.S. GAAP, the allocation amounts are not presented as a component of net income or loss and minority interest is not presented as a component of equity; and

*	Under U.S. GAAP, deferred tax assets relating to the reversal of the property, plant and equipment revaluation, goodwill amortization and mining rights are recognized.

For further details regarding recent developments of U.S. GAAP, see Note 33(f) to our audited financial statements. For further details regarding recent accounting pronouncements of HK GAAP, see Note 2(b) to our audited financial statements.

Contractual obligations

The following table summarizes our contractual obligations and commercial commitments at December 31, 2005:

Payment due by period

Total	2006	2007-2008	2009-2010	Thereafter

RMB	RMB	RMB	RMB	RMB

(in millions)

Long-term debt	11,044.5	1,354.0	4,510.1	2,286.0	2,894.4
Interest payments	2,184.1	574.8	855.7	550.6	206.0
Operating leases	11,000.9	315.5	631.0	507.5	9,546.9
Capital contributions	1,211.0	1,211.0	-	-	-
Purchase obligations	560.6	560.6	-	-	-

Total	26,001.1	4,012.9	5,996.8	3,344.1	12,647.3

Capital Expenditures

The following table sets forth our capital expenditures by segment for 2003, 2004 and 2005, and the capital expenditures in each segment as a percentage of our total capital expenditures for such years.

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Years Ended December 31,

2003	2004	2005

RMB	%	RMB	%	RMB	%

(in millions, except percentages)

Alumina	4,013.4	70.0	5,399.0	49.3	5,369.6	63.8
Primary aluminum	1,635.8	28.6	5,257.4	48.1	2,793.9	33.2
Corporate and other services	47.3	0.8	76.8	0.7	124.8	1.5
Unallocated	33.0	0.6	208.4	1.9	129.6	1.5

Total	5,729.5	100.0%	10,941.6	100%	8,417.9	100%

In 2005, we spent approximately 97.0% of our 2005 capital expenditure of RMB8,163.5 million to improve our alumina and primary aluminum production capacity:

*

We used RMB5,369.6 million of our alumina segment expenditures to expand alumina production capacity and to undertake technological improvements to our alumina production processes and facilities, including capacity expansions at our Shanxi, Henan and Zhongzhou plants. We spent the remainder on capital improvements relating to environmental protection, bauxite mining and the production of alumina chemical products and gallium; and

*

We used RMB2,793.9 million to expand our primary aluminum production capacity, of which RMB2,026.6 million was used by Shanxi Huaze and Guizhou plant to expand their primary aluminum production capacities, RMB767.3 million was used to acquire Lanzhou Aluminum. We spent the remainder on projects to sustain long-term production and for projects relating to environmental protection.

In 2006, we expect to use approximately RMB6,400 million in technology upgrade and construction in progress, approximately RMB3,600 million in expected new projects and approximately RMB4,000 million in merger and acquisition of smelting facilities. For further information with respect to our capital expenditure plan, see "Item 4. Information on the Company - Property, Plants and Equipment - Our Expansion and Profit Improvement Plan."

Our capacity expansion plan reflects our focus on expanding our alumina production capacity to take advantage of our market position in China. In addition, we continually evaluate acquisition and joint venture opportunities and may take advantage of these opportunities if we determine that it is in our and our shareholders' best interests. We expect that our alumina and primary aluminum production capacity will reach 9,100,000 and 3,000,000 tonnes, respectively, by the end of 2006.

These are our current plans with respect to our capital expenditures. They may change as circumstances change, and may be modified as our business plans evolve. Other than as required by law, we do not undertake any obligation to publish updates of our plans.

Research and Development

Our research and development center coordinates the research and development efforts undertaken at our Research Institute and technology centers at our plants. The Research Institute, the only organization in China dedicated to aluminum research, is responsible for research and development of technologies and associated projects that have general application in all of our plants. The technology centers at our plants focus on providing engineering solutions to, and technological application of, research and development efforts. Each of the plants also conducts operational testing and pilot experimentation relating to various research and development topics. Although we collaborate with universities and other research institutions in China on some of our projects, we generally do not outsource our research and development.

Our total expenditure for research and development was approximately RMB173.4 million, RMB132.6 million and RMB113.4 million for 2003, 2004 and 2005, respectively.

For further information with respect to the trends in our operation and the production markets, see "- Factors Affecting Operating Performances."

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ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

All of our directors and supervisors are elected for a three-year term. At the expiry of the term of office, the term is renewable upon re-election. Each of our directors and supervisors has entered into a service contract with us for a term of three years. The service contract is not terminable by us within one year without payment of compensation (other than statutory compensation). There were no arrangements providing for benefits upon termination of our directors, supervisors or other senior management personnel.

In addition to director's fees, our directors are entitled to be paid performance bonuses . The executive directors are also entitled to the welfare benefits provided under the relevant PRC laws and regulations.

Directors

At our annual general meeting of shareholders held on June 7, 2004, Messrs. Xiong Weiping, Chen Xiaozhou, Joseph C. Muscari, Chiu Chi Cheong Clifton and Wang Dianzuo were re-elected for further terms of three years, and Messrs. Xiao Yaqing, Luo Jianchuan and Chen Jihua were elected for terms of three years. Mr. Xiao Yaqing was elected Chairman of the board of directors and Chief Executive Officer. At the extraordinary shareholders' meeting held on September 28, 2004, Mr. Kang Yi was elected to fill the vacancy in our Board. At our annual general meeting of shareholders held on June 9, 2005, Mr. Shi Chungui was elected as our Non-executive Director in place of Mr. Chen Xiaozhou. Further, at our extraordinary general meeting of shareholders held on October 14, 2005, Mr. Poon Yiu Kin, Samuel was elected as our Independent Non-executive Director in place of Mr. Chiu Chi Cheong Clifton who resigned with effect from October 14, 2005. The business address of each of our directors is No. 12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814.

We follow our home country practice in relation to the composition of our board of directors in reliance on the exemption provided under Section 303A.00 of the NYSE Corporate Governance Rules available to foreign private issuers. Our home country practice does not require a majority of directors of a listed company to be independent directors. As such, the majority of our directors are not independent within the meaning of NYSE Corporate Governance Rules.

The table and discussion below set forth information concerning our directors.

Name	Age	Positions with the Company

Executive Directors

Xiao Yaqing	46	Chairman of the board of directors and Chief Executive Officer
Xiong Weiping	49	Director and President
Luo Jianchuan	42	Director and Senior Vice President
Chen Jihua	38	Director, Vice President and Chief Financial Officer

Non-executive Directors

Shi Chungui	66	Director
Joseph C. Muscari	59	Director

Independent Non-executive Directors

Poon Yiu Kin, Samuel	46	Independent Director
Wang Dianzuo	70	Independent Director
Kang Yi	65	Independent Director

Executive Directors

Xiao Yaqing, aged 46, is the Chairman and Chief Executive Officer of the Company. Mr. Xiao is the Chairman of the Remuneration and Nomination Committee under the Board of our Company and is the President of Chinalco. Mr. Xiao graduated from Central South University of Technology in 1982 and majored in pressure processing. Mr. Xiao is a professor-grade senior engineer. Mr. Xiao has

56

abundant academic achievement and more than twenty years of extensive practical experience in the fields of metallic materials and management. He has been the engineer, department head, deputy chief engineer and chief engineer of Northeast Light Alloy Fabrication Plant. He has also been the General Manager of Northeast Light Alloy Corporation Limited, the Factory Manager of Southwest Aluminum Fabrication Plant, the Chairman and General Manager of Southwest Aluminum (Group) Co., Ltd. and the Deputy General Manager of Chinalco.

Xiong Weiping, aged 49, an Executive Director and the President of the Company. He has been employed by the Company since 2001. Mr. Xiong has a Ph.D. degree in mining engineering and completed post-doctoral research in economics. He has academic achievements and practical experience in economics and corporate management. He is the Deputy General Manager of Chinalco. He is a professor and a supervisor of Ph.D students. He was formerly the Vice President of Central South University of Technology and Deputy General Manager of China Copper, Lead and Zinc Group Company, the Deputy General Manager of Chinalco and the Senior Vice President of the Company.

Luo Jianchuan, aged 42, is an Executive Director and the Senior Vice President. He has been employed by the Company since 2001. Mr. Luo is a senior engineer with about 20 years of experience in nonferrous metal import and export trading management and extensive professional experience in trading and management. Mr. Luo formerly served as the engineer of the Lead and Zinc Bureau under China Non-ferrous Metals Industry Corporation, the Manager of Haikou Nanxin Industry & Commerce Corporation, Assistant to General Manager of Jinpeng Mining Development Corporation, the Deputy General Manager and General Manager of Xinquan Corporation, Assistant to General Manager of China Non-Ferrous Metals Industry Trading Group Corporation, the Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, the General Manager of China Aluminum International Trading Corporation Limited and the General Manager of Chalco's Marketing Sales Division.

Chen Jihua, aged 38, is an Executive Director, Vice President and Chief Financial Officer of the Company. He has been employed by the Company since 2001. Mr. Chen holds a Master's degree from Central University of Finance and Banking. Mr. Chen has participated in a wide range of corporate and financial management projects. He formerly served as the Executive Manager of the International Finance Department of China Chengxin Securities Rating Company Limited, the Chief Financial Officer with Red Bull Vitamin Beverages Company Limited and China Operations of ALJ Group of Saudi Arabia. He also formerly served as the Chief Financial Officer with Jitong Network Communications Company Limited.

Non-executive Directors

Shi Chungui, aged 66, is a Non-executive Director of the Company. Mr. Shi is a member of the Expert Consultancy Committee of China Cinda. Mr. Shi graduated from Dongbei University of Finance and Economics in 1964 with a Bachelor's degree in accounting. Mr. Shi has extensive experience in the management of financial, governmental and business administrative matters. Mr. Shi has previously served as Vice Director of the Qinhuangdao Municipal Commercial Administration Bureau, Vice Mayor of the Qinhuangdao Municipal Government, Vice President of China Construction Bank and China Cinda.

Joseph C. Muscari, aged 59, is a Non-executive Director of the Company. Mr. Muscari is the Executive Vice President of Alcoa. He is also the Chief Financial Officer of Alcoa. He is also a member of the Executive Council of Alcoa. Mr. Muscari graduated in 1968 from the New Jersey Institute of Technology with a Bachelor's degree in industrial engineering. He obtained a Master of Business Administration degree from the University of Pittsburgh in 1969. In 1994, he received an honorary doctorate in law from Salem-Teikyo University.

Independent Non-executive Directors

Poon Yiu Kin Samuel, aged 46, is an Independent Non-executive Director and the Chairman of the Audit Committee of the Company. Mr. Poon was appointed as the Independent Non-executive Director of the Company in October 2005. Mr. Poon holds a Master of Business Administration degree from the London Business School and a Bachelor in Business Administration degree from The Chinese University of Hong Kong with extensive experience in equity and debt capital markets before he retired from his position as the managing director of Merrill Lynch (Asia Pacific) Ltd. in January 2005. Mr. Poon is a member of the Advisory Committee of the Securities and Futures Commission of Hong Kong and of the Joint Committee on Student Finance under the Education and

57

Manpower Bureau. He is also a member of the Executive Management Committee and Honorary Treasurer of the English Schools Foundation. Mr. Poon holds teaching position as the adjunct professor of Peking University, Taiwan Chengchi University and The Chinese University of Hong Kong. He is the Independent Non-executive Director and a member on the audit committee of Yue Yuen Industrial (Holding) Limited.

Wang Dianzuo, aged 70, is an Independent Non-executive Director of the Company. Mr. Wang was appointed as the Independent Non-executive Director of the Company in 2001. Mr. Wang is a professor in ore dressing. Mr. Wang was formerly the President of the Central South University of Technology, the President of the Beijing General Research Institute for Non-ferrous Metals. Mr. Wang has served as the Vice Chairman of Chinese Academy of Engineering. Mr. Wang is also a part-time professor at Central South University of Technology, Northeastern University and Beijing University of Science and Technology. He has also been elected as a member of Chinese Academy of Sciences, Chinese Academy of Engineering and Russian Academy of Engineering and as a foreign associate of the US National Academy of Engineering. Mr. Wang is also a senior consultant to many research institutions.

Kang Yi, aged 65, is an Independent Non-executive Director of the Company. Mr. Kang was appointed as the Independent Non-executive Director of the Company in 2004. Mr. Kang graduated in 1965 from Central South University of Technology in the expertise of the metallurgy of nonferrous metals, and is a professor grade senior engineer. Mr. Kang is the Chairman of the China Non-ferrous Metals Industry Association. Mr. Kang once served as the factory manager of Qingtongxia Aluminum Plant, the Director of the Economic Committee of Ningxia Hui Nationality Autonomous Region, the Deputy General Manager of China Non-ferrous Metals Industry Corporation and the deputy head of the State Non-ferrous Metals Industry Bureau. Mr. Kang is now a member of the China Association for Science and Technology, the Chairman of Non-ferrous Metals Society of China and the Independent Non-executive Director of Jiangxi Copper Company Limited, Lanzhou Aluminum Corporation Limited and Baotou Aluminum Corporation Limited. Mr. Kang resigned as the Independent Non-executive Director of Lanzhou Aluminum Corporation Limited in March 2005.

Supervisors

Our supervisors are elected to represent our employees and shareholders and serve a term of three years or until the election of their respective successors. The supervisors convened two meetings in 2005. The table and discussion below set forth certain information concerning our supervisors.

Name	Age	Positions with the Company

Luo Tao	52	Chairman of the Committee of Supervisors
Yuan Li	47	Supervisor (employee representative), Deputy General Manager of Corporate Culture Department
Ou Xiaowu	41	Supervisor, Manager of Finance Department

Luo Tao, aged 52, is the Chairman of the Supervisory Committee of the Company and the Deputy General Manager of Chinalco. Mr. Luo is also a senior economist with extensive management experiences in human resources, labor relations and corporate management. Mr. Luo was formerly the Vice President of Beijing General Research Institute for Non-ferrous Metals, Deputy Director of the Department of Human Resources and Training of China Non-ferrous Metals Industry Corporation and Director of Department of Human Resources of the State Bureau of Non-ferrous Metals Industry and Deputy General Manager of Chinalco.

Yuan Li, aged 47, is a Supervisor elected as the employee representative of the Company and the Deputy General Manager of the Corporate Culture Department of the Company. He has been employed by the Company since 2001. Mr. Yuan is an engineer with extensive administrative and managerial experiences. He formerly served as the Deputy Director of the General Management Office under the General Office of China Non-ferrous Metals Industry Corporation, head of the Department of Research and Survey as well as the chief of the Secretariat and an assistant inspector of the State Bureau of Non-ferrous Metals Industry and Deputy Director of the Department of Political Affairs and the Director of the Community Union Working Department of Chinalco.

Ou Xiaowu, aged 41, is a Supervisor of the Company and the Manager of the Finance Department of the Company as well as a senior auditor. Mr. Ou formerly served as Director of the Finance Department of Chinalco, Director of the

58

Department of Auditing in China Nonferrous Metals Industry Corporation, Deputy Director of the Finance Department of China Copper, Lead and Zinc Corporation, and Director of General Affairs in Chinalco's Finance Department, and Deputy General Manager of Guizhou branch of the Company.

Other Senior Management Personnel

The table and discussion below set forth certain information concerning other senior management personnel.

Name	Age	Positions with the Company

Sun Zhaoxue	43	Vice President
Zhang Chengzhong	45	Vice President
Liu Xiangmin	43	Vice President
Liu Qiang	42	Secretary to the Board

Sun Zhaoxue, aged 43, is a Vice President of the Company and has been employed by the Company since 2001. Mr. Sun is a professor-grade senior engineer with extensive experience in the management of bauxite mining and production of alumina. He graduated from North China University of Science and Technology and majored in engineering management science. Mr. Sun formerly served as the Deputy Director and then Director of the Xiao Yi Mine of Shanxi Plant, the Deputy Manager and then Manager of Shanxi Plant, and the General Manager of Shanxi Branch of the Company. Mr. Sun has also serves as the Chairman of Shanxi-Huaze Aluminum-Power Company Limited.

Zhang Chengzhong, aged 45, is a Vice President of the Company and has been employed by the Company since 2001. Mr. Zhang obtained a Master's degree in metallurgy engineering. He is a professor-grade senior engineer with extensive experience in alumina production and research. Mr. Zhang previously served as the Deputy Director and then the Director of the alumina production facility in Shanxi Aluminum Plant of the Company, the Deputy Director and then the Director of the research institute affiliated with the Shanxi Aluminum Plant as well as the Deputy Director and then the Director of the Shanxi Aluminum Plant.

Liu Xiangmin, aged 43, is a Vice President of the Company and has been employed by the Company since 2001. Mr. Liu graduated from Central South Institute of Mining and Metallurgy and majored in non-ferrous metal science. He also obtained a Doctor's degree in metallurgy engineering. He is a professor-grade senior engineer and has extensive and professional experience in the fields of metallurgy of non-ferrous metals and corporate management. Mr. Liu previously served as the Deputy Director and then Director of the Alumina branch of our Zhongzhou Plant, the Deputy Manager of our Zhongzhou Aluminum Plant, and the General Manager of our Zhongzhou Branch.

Liu Qiang, aged 42, is the Secretary to the Board and has been employed by the Company since 2001 and has been the Secretary to the Board since November 2003. Ms. Liu holds a Master's degree in English literature and is a professor-grade senior translator. She has extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market. Ms. Liu formerly served as the Finance Manager of the Australian branch of, and Business Manager of the Aluminum Business Division of, China National Non-Ferrous Metals Import and Export Corporation; senior analyst for the Aluminum Industry and Market in the Information Division of China National Non-Ferrous Metals Trading Group; senior analyst for the Aluminum Industry and Market in the Information Division of China National Metals and Minerals Import and Export Corporation; and deputy manager of the Import and Export Division of China Aluminum International Trading Corporation Limited.

Audit Committee

Currently, our audit committee consists of three Independent Non-executive Directors, namely, Mr. Wang Dianzuo, Mr. Poon Yiu Kin, Samuel and Mr. Kang Yi. Mr. Poon Yiu Kin, Samuel was appointed as the member and the Chairman of our audit committee on October 14, 2005 to replace the previous audit committee member Mr. Chiu Chi Cheong, Clifton, who resigned with effect from October 14, 2005. Mr. Kang Yi was appointed as a member by the Board on March 28, 2005 to replace the previous audit committee member Mr. Chen Xiaozhou, who resigned on March 27, 2005. We rely on the exemption under Section 303A.00 of the NYSE Corporate Governance Rules which allows

59

foreign private issuers to comply with the audit committee standards set out in Section 303A.06. We follow our home country practice in relation to the composition of our audit committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish an audit committee with a majority of independent directors. We have nine directors, three of which are independent directors. We believe our reliance on such exemption would not materially adversely affect the independence of our audit committee. The primary duties of our audit committee as set out in the committee charter are to review our annual and interim financial reports, review and approve the selection of and remuneration paid to our independent auditors, approve audit and audit-related services, approve related party transactions, supervise our internal financial reporting process, including our internal controls and disclosure controls and procedures, supervise our internal and external auditors, and review management policies. The audit committee convened three meetings in 2005.

Remuneration and Nomination Committee

We have established a remuneration and nomination committee. Our remuneration and nomination committee consists of two Executive Directors, Mr. Xiao Yaqing and Mr. Xiong Weiping, and three Independent Non-executive Directors, Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi, with Mr. Xiao Yaqing serving as Chairman of the committee. Committee members' responsibilities as set out in the committee charter include reviewing compensation policies and performance appraisals with respect to the directors and senior management, reviewing and recommending selection of independent directors and members of the committees under the board of directors, approving the terms of directors service contracts, and the appointment and removal of senior executives.

We follow our home country practice in relation to the composition of our compensation and nominating committee in reliance on the exemption provided under NYSE Corporate Governance Rule 303A.00 available to foreign private issuers. Our home country practice does not require us to establish a nominating committee or that the compensation committee must be composed entirely of independent directors.

Planning and Development Committee

We have established a strategic planning and development committee which consists of two Executive Directors, Mr. Xiong Weiping and Mr. Luo Jianchuan, and one Independent Non-executive Director, Mr. Wang Dianzuo, with Mr. Wang Dianzuo serving as the Chairman. In accordance with the committee charter, the committee reviews and assesses our strategic plans for development, fiscal budgeting, investment, business operations and annual rates of return on investments.

Disclosure Committee

Our disclosure committee consists of the Chief Executive Officer, the Chief Financial Officer and other senior management members. Our Chief Executive Officer and Chief Financial Officer serve as the Chairman and Vice Chairman of the committee, respectively. The committee implements our disclosure controls and procedures and reviews information disclosed to ensure accurate, open and timely disclosure.

Compensation

Directors', Supervisors' and Senior Officers' Compensation

Our executive directors and supervisors who are employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for our directors and supervisors. Directors and supervisors who are not employed by us receive fees for their services. We have entered into three-year service contracts with all of our directors and supervisors. None of these service contracts provide benefits to our directors upon termination. The aggregate amount of cash compensation we paid for the year ended December 31, 2005 (1) to our five highest paid individuals was RMB5.1 million; (2) to our directors (not including our Independent Directors) was RMB4.5 million; (3) to our supervisors was RMB1.1 million; (4) to our senior management was RMB2.9 million; (5) to Independent Non-executive Directors was RMB0.8 million; and (6) to our directors (not including our Independent Directors), supervisors and senior management as a group was RMB8.5 million.

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Senior Management Incentive System

In order to better provide incentives for our senior management and improve our shareholders' value, we adopted a special compensation system for our senior management designed to link our senior management's financial interests with our operating performances. Under this system, the senior management's compensation consists of the following components:

*	basic salaries;

*	performance bonuses; and

*	incentive bonuses.

Board Practices

Board of Directors

Pursuant to the articles of association, our board of directors consists of nine directors, one of whom is the Chairman. Directors are elected at the shareholders' general meeting by vote of shareholders, and serve for terms of three years. Upon the expiration of the term of their office, they may serve successive terms if re-elected at the shareholders' general meeting. The current board of directors, except Mr. Shi Chungui, Mr. Poon Yiu Kin, Samuel and Mr. Kang Yi, was elected at the shareholders' annual general meeting held on June 7, 2004. Mr. Shi Chungui was elected at the shareholders' annual general meeting held on June 9, 2005. Mr. Poon Yiu Kin, Samuel was elected at the shareholders' extraordinary general meeting held on October 14, 2005. Mr. Kang Yi was elected in the extraordinary shareholders' meeting held on September 28, 2004. The term of this board of directors will expire on June 7, 2007, or at such time as the shareholders' general meeting elects a new board of directors. The board of directors is responsible to the shareholders.

Supervisory Committee

We have a supervisory committee composed of three supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be reappointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the Chairman is three years, renewable upon re-election. The current Supervisory Committee consists of two representatives from Chinalco and one representative from our employee. Members of the Supervisory Committee may also observe meetings of the board of directors. Our current Supervisory Committee was appointed at the shareholders' annual general meeting held on June 7, 2004. The term of this Supervisory Committee will expire on June 7, 2007, or at such time when the shareholders, at a general meeting, appoint a new supervisory committee.

Supervisors attend board meetings as non-voting members. The Supervisory Committee is responsible to the shareholders' general meeting and has the following duties and responsibilities:

*	to supervise our handling of our financial matters;

*	to supervise any acts of directors, the general manager, deputy general manager and other senior officers that are in violation of laws, administrative regulations or our articles of association;

*	to request directors, the general manager, deputy general manager and other senior officers to rectify their acts that are detrimental to the interests of Chalco;

*

to verify such financial information as financial reports, business reports and profit distribution plans submitted by the board of directors to the shareholders' general meeting, and arrange certified public accountants and auditors to verify issues;

*	to propose to convene interim shareholders' general meetings; and

*	to bring lawsuits against directors on behalf of Chalco.

Audit Committee
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See "-Directors, Supervisors and Senior Management - Audit and other Committees."

Employees

For each of 2003, 2004 and 2005, we had a total of approximately 67,400, 68,620 and 68,200 employees, respectively.

The table below sets forth the number of our employees by function as of the period indicated:

As of December 31,

2003	2004	2005

% of Total	% of Total	% of Total

Function:
Alumina production	37,500	55.7	38,100	55.5	38,124	55.9
Primary aluminum production	18,625	27.6	19,150	27.9	19,164	28.1
Mining	3,555	5.3	3,550	5.2	3,431	5.0
Research and development	1,980	2.9	1,980	2.9	1,990	2.9
Sales and marketing	740	1.1	740	1.1	686	1.0
Management and other	5,000	7.4	5,100	7.4	4,805	7.1

Total	67,400	100.0%	68,620	100.0%	68,200	100%

The table below sets forth the number of our employees as of December 31, 2005:

Location	Employees	% of Total

Shandong
Shandong Plant	10,769	15.8

Henan
Henan plant	10,716	15.7
Zhongzhou plant	4,940	7.2
Research Institute	937	1.4
Bauxite mine branch	2,655	3.9

Guizhou
Guizhou plant	15,199	22.3

Guangxi
Guangxi plant	5,601	8.2

Shanxi
Shanxi plant	12,168	17.8

Qinghai
Qinghai plant	5,099	7.5

Headquarters and others	116	0.2

Total	68,200	100.0%

We have workers' unions at the plant level that protect employees' rights and welfare benefits, organize educational programs, encourage employee participation in management decisions, and assist in mediating disputes between us and individual employees. All employees are union members. We have not been subjected to any strikes or other labor disturbances that have interfered with our operations, and we believe that our relationship with our employees is good.

The remuneration package of our employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, childcare and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, we currently participate in pension contribution plans organized by provincial and municipal governments, under which each of our plants is required to contribute an amount equal to a specified percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the

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employees' salary is, on average, approximately 20.0% depending in part on the location of the plant and the average age of the employees. We have made all required pension contributions up to December 31, 2005. Retirees who retired prior to the date of the reorganization will have their pensions paid out of the pension plans established by the PRC government. We also contribute to a welfare fund for our employees. Our contributions to this fund are made at rates ranging from 5% to 10% of our after-tax income. In addition, we have introduced a new employee incentive plan which includes performance bonuses for our employees. We provide to our employees various social welfare benefits through hospitals, schools, retirement homes and other institutions owned by Chinalco and its other affiliates or through third parties.

Share Ownership

None of our directors, supervisors or senior management own any interest in any shares or options to purchase our shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are a joint stock limited company organized under the laws of the PRC. Our parent company, Chinalco, a state-owned enterprise, currently owns 39.59% of our outstanding common shares after our placement of H shares on May 19, 2006. The parent company holds a significant portion of our domestic shares in the form of state legal person shares and can exercise all rights as our controlling shareholder according to the relevant laws, rules and regulations. The parent company has substantial influence over our management and policies and corporate actions, not only in its capacity as the largest shareholder, but also because two of our directors, including our Chairman, hold senior management positions with Chinalco and Chinalco has nominated two of the three members of our Supervisor Committee.

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of May 25, 2006. The table includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.

As of May 25, 2006

Approximate % of issued
Holders of Domestic Shares and H Shares	No. of shares	share capital

(in millions)

Holders of Domestic Shares
Chinalco	4,612.2	34.59
China Cinda	900.6	7.73
China Construction Bank	709.8	6.09
China Orient	602.2	5.17
China Development Bank	554.9	4.76

Holders of H Shares
Alcoa	884.2	7.59
Other public investors	3,059.8	26.26

(1)

After allocation of the 44,100,000 Shares to be converted from the same number of existing State-owned domestic shares that are to be allocated from Chinalco to the National Social Security Fund Council (the "NSSF") of the PRC that will be approved by the SASAC.

We are not aware of any arrangement that may at a subsequent date result in a change of control of Chalco.

Pursuant to the shareholders' resolution passed on June 9, 2005, we entered into a placing agreement with J.P. Morgan Securities Ltd., CLSA Limited and China International Capital Corporation Hong Kong Securities Limited in relation to the placing (the "Placing") of an aggregate of 644,100,000 H Shares in the share capital of our Company at a price of HK$7.25 per H Share on May 9, 2006. The Placing Shares comprise (i) 600,000,000 new H Shares to be allotted and issued by the Company and (ii) 44,100,000 H Shares to be converted from the same number of existing State-owned domestic shares that are to be allocated from Chinalco to the National Social Security Fund Council (the "NSSF") of the PRC, in reliance upon U.S. Securities Act of 1933. The Placing Shares represent approximately 5.83% of the existing issued share capital of our Company and approximately 5.53% of the issued share capital of our Company as enlarged by the issue of the new H Shares.

The Placing shares were listed on the Hong Kong Stock Exchange on May 19, 2006. Our total share capital increased to 11,649.9 million shares from 11,049.9 million shares, and the percentage of our listed share capital to our total share capital increased from 29.87% to 33.85%.

To the best of our knowledge, as of December 31, 2005, none of the outstanding H shares was held by United States holders of record, and all of the outstanding ADSs were held by 23 United States holders of record. Because only PRC investors can hold domestic shares, there were no non-PRC holders holding the domestic shares of record. See "Item 4 - Information on the Company - History and Development of the Company - The Proposed A Shares Offering."

As an owner of at least 30% of our issued and outstanding shares, the parent company is deemed a controlling shareholder and therefore may not exercise its voting rights relating to our shares with respect to various matters in a manner prejudicial to the interests of our other shareholders. See "Item 10. Additional Information - Memorandum and Articles of Association". In accordance with our articles of association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than the restrictions noted in the first sentence of this paragraph, the

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voting rights of our major holders of domestic shares are identical to those of any other holders of our domestic shares, and the voting rights of our major holders of H shares are identical to those of our other holders of H shares. Holders of domestic shares and H shares are deemed to be shareholders of different classes for some matters, which may effect their respective interests. Holders of H shares and domestic shares are entitled to the same voting rights.

Related Party Transactions

Connected Transactions under Hong Kong Listing Rules

Under the HKSE Listing Rules, transactions between connected persons and us constitute connected transactions and such transactions are normally subject to reporting, announcement and/or shareholders' approval unless otherwise waived by the Hong Kong Stock Exchange. Under the HKSE Listing Rules, Chinalco, Guangxi Associate, Guizhou Development and Southwest Aluminum (Group) Co., Ltd., or Southwest Aluminum, are considered our connected persons. According to certain waivers granted by the Hong Kong Stock Exchange on December 22, 2003, our Independent Non-executive Directors must review and certify annually that the contracts entered into between us and our connected persons are based on normal commercial terms that are fair and reasonable. Commencing on June 7, 2004, our Audit Committee pre-approves related-party transactions in accordance with the NYSE Listing Rules. The following transactions are exempted from the strict compliance of the requirements under the HKSE Listing Rules in relation to connected transactions, subject to certain conditions as stated in the waiver letter issued by the Hong Kong Stock Exchange.

Although connected transactions are not synonymous with related party transactions, the concepts are sufficiently similar that the following description of our connected transactions would satisfy the disclosure requirements under U.S. securities laws. See the table below for a list of the amounts paid under such transactions for the years ended December 31, 2003, 2004 and 2005.

We have the following ongoing connected transactions with Chinalco, our largest shareholder, Guangxi Associate, Guizhou Development and Southwest Aluminum.

*	Comprehensive Social and Logistics Services Agreement;

*	General Agreement on Mutual Provision of Production Supplies and Ancillary Services;

*	Mineral Supply Agreement;

*	Provision of Engineering, Construction and Supervisory Services Agreement;

*	Land Use Rights Leasing Agreement;

*	Buildings Leasing Agreement;

*	Tenancy Agreement;

*	Trademarks License Agreement;

*	Guarantee of Debts Contract;

*	Aluminum Ingots and Alumina Supply Agreement;

*	Aluminum Ingots Agency Agreement; and

*	Primary Aluminum Supply Agreement with Southwest Aluminum.

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Comprehensive Social and Logistics Services Agreement

Chinalco provides certain social welfare and logistics services on a continuing basis to us. To regulate our relationship with Chinalco in this regard, we have entered into the Comprehensive Social and Logistics Services Agreement with Chinalco on November 5, 2001 for the provision of social welfare and logistics services.

General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Chinalco retained certain non-core assets and businesses relating to ancillary production supplies and services which include assets and businesses for, among other things, (a) supply of various raw materials required in the course of production of alumina and primary aluminum; (b) provision of transportation and loading services; and (c) the provision of production supporting service, which continue to provide ancillary production supplies and services to us on an ongoing basis.

Chinalco also retained all its assets and businesses relating to aluminum fabrication (except for aluminum fabrication capacity of Shandong Aluminum). It purchases its supply of primary aluminum as well as other alumina products from us. On the other hand, Chinalco transferred to us (a) operating assets and businesses for the production of alumina, primary aluminum, scrap materials, coal and pitch; and (b) assets and businesses for provision of ancillary production supplies and services which include, among other things, the supply of electricity, gas, heat and water, spare parts and the provision of repair and maintenance services. Such assets and businesses continue to provide ancillary production supplies and services to Chinalco.

To regulate the relationship between Chinalco and us in these respects, we entered into a General Agreement on Mutual Provision of Production Supplies and Ancillary Services with Chinalco on November 5, 2001.

Mineral Supply Agreement

Chinalco retained certain assets and businesses relating to several small bauxite mines and limestone quarries in respect of which the mining rights have not been transferred to us. Chinalco continues to provide bauxite and limestone to us on an ongoing basis. Chinalco also purchases bauxite and limestone from other mines and re-sells the bauxite and limestone to us.

To regulate the relationship between Chinalco and us in these respects, we entered into a Mineral Supply Agreement with Chinalco on November 5, 2001.

Provision of Engineering, Construction and Supervisory Services Agreement

Chinalco retained all its operating assets and liabilities relating to metallurgical construction and construction supervisory services and Luoyang Research Institute for Non-ferrous Metals Processing, which specializes in engineering design. The other operating assets and liabilities relating to engineering design services have been transferred to us.

Chinalco has provided and continues to provide metallurgical design, construction and supervisory services to us. In turn, we have provided and continue to provide various research and development services relating to engineering design to Chinalco.

We have entered into a Provision of Engineering, Construction and Supervisory Services Agreement with Chinalco dated November 5, 2001 relating to the provision of such engineering design, construction and supervisory services.

Land Use Rights Leasing Agreement

Chinalco leased to us all the 453 pieces or parcels of land for the purposes of all aspects of our operations and businesses. On November 5, 2001, we entered into the Land Use Rights Leasing Agreement with Chinalco for the leasing of these 453 parcels of land covering an aggregate area of approximately 58.3 million square meters, which are located in six provinces in the PRC. The annual rent payable to Chinalco is approximately RMB239.1 million.

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As a result of the adjustment in the standard land price and land use tax made by relevant local authorities in 2004, Chinalco was required to pay an extra tax amount of RMB66.0 million. On January 11, 2005, after arm-length negotiations between Chinalco and us, we agreed to bear the annual tax increment beginning from January 1, 2004, pursuant to which our payment of the rental for land use right increased from RMB173.0 million to RMB239.1 million. We had applied and recommended to the HKSE for the amendment of maximum amount of annual land use right payable by us be adjusted from RMB200.0 million to RMB250.0 million.

Buildings Leasing Agreement

Chinalco transferred to us, among other operating assets, ownership of the buildings and properties for the operation of our core businesses, with Chinalco retaining the buildings and properties for its remaining operations.

We leased to Chinalco and Chinalco leased to us a number of buildings and properties for ancillary uses, which include buildings and properties mainly for offices, dormitory, canteen and storage purposes. The buildings and properties we lease to Chinalco comprise 59 buildings with an aggregate gross floor area of 62,819 square meters. In turn, the buildings and properties Chinalco leases to us for ancillary uses comprise 100 buildings with an aggregate gross area of 273,637 square meters. We entered into the Buildings Leasing Agreement on November 5, 2001 with Chinalco, regarding the terms and conditions for the lease of these buildings and properties.

Tenancy Agreement

On March 28, 2005, we entered into a tenancy agreement with China Aluminum Development Company Limited, a wholly owned subsidiary of Chinalco, in respect of the office premises at 12th to 16th floors and 18th to 31st floors of No. 62 Xizhimen Bei Street, Hai Dian District, Beijing, PRC with an aggregate gross floor area of 30,160.81 square meters for a term of three years. The annual rent amounts to RMB61.6 million, determined according to the prevailing market rate. The eight months' period from February 15, 2005 to October 14, 2005 during renovation was rent free.

Trademarks License Agreement

Chinalco transferred to us, among other trademarks, two trademarks relating to its retained operating assets and businesses. To enable Chinalco to continue operating its retained assets and businesses using these two trademarks, the parties entered into a Trademarks License Agreement dated November 5, 2001 whereby we have granted to Chinalco and its associates free of charge a non-exclusive right to use these two trademarks for ten years from July 1, 2001, but may be extended upon negotiations with Chinalco. Pursuant to such agreement, we are responsible for the payment of a total annual fee of no more than RMB1,000 to maintain the effective registration.

Guarantee of Debts Contract

Part of the debt of the Chinalco Group relating to assets transferred to us in the reorganization was transferred to, and assumed by, us. These debts were guaranteed by Chinalco.

In a Guarantee of Debts Contract dated December 29, 2003, entered into between Chinalco and us, Chinalco agreed to continue to provide guarantees for the debts assumed by us pursuant to the reorganization, if the guarantees are required by the creditors. As at December 31, 2004, these debts aggregated approximately RMB1.5 billion. We provide no security and pay no fees with respect to these guarantees, but are required to repay Chinalco for any payments Chinalco may make under these guarantees. According to the "Solution of Chinalco Guarantee Management" issued by Chinalco in May 2004, we paid a one-off guarantee service fee of RMB14,395,000 to Chinalco during 2004.

Aluminum Ingots and Alumina Supply Agreement

Guangxi Associate has purchased and continues to purchase aluminum ingots and alumina from us for trading and for aluminum fabrication. Guangxi Investment has approximately 37.5% equity interests in Guangxi Associate. Guangxi Associate is an associate (as defined in the HKSE Listing Rules) of Guangxi Investment, which is one of our promoters and therefore a connected person, and any transactions between Guangxi Associate and us are connected transactions within the meaning of the HKSE Listing Rules.

66

To regulate our relationship with Guangxi Associate in this respect, we entered into an agreement with Guangxi Associate in relation to the supply of alumina and aluminum ingots on November 5, 2001.

Aluminum Ingots Agency Agreement

Guizhou Development has been and continues to be our agent for the distribution and sale of our aluminum ingots and related products for a commission. Such transactions between Guizhou Development and us are connected transactions within the meaning of the Listing Rules.

To regulate the relationship between Guizhou Development and ourselves in this respect, we entered into an agency agreement on November 5, 2001 relating to the sale of aluminum ingots by Guizhou Development as our agent.

Primary Aluminum Supply Agreement with Southwest Aluminum (Group) Company Limited

We have been and are continuing to supply primary aluminum to Southwest Aluminum. China Cinda has approximately a 36.0% equity interest in Southwest Aluminum. As one of our substantial shareholders, China Cinda is our "connected person" (as defined in the Listing Rules). As China Cinda has more than a 30% equity interest in Southwest Aluminum, Southwest Aluminum is an "associate" (as defined in the HKSE Listing Rules) of China Cinda and our connected person. Any transactions between Southwest Aluminum and ourselves are "connected transactions" within the meaning of the HKSE Listing Rules.

To regulate our supply relationship with Southwest Aluminum, we entered into a Primary Aluminum Supply Agreement dated November 5, 2001 with Southwest Aluminum in relation to the supply of primary aluminum to it.

Guangxi Huayin Aluminum Co., Ltd.

We established a joint venture company, Guangxi Huayin Aluminum Co., Ltd., with Guangxi Associate and China Minmetals on February 18, 2003 to undertake the construction of an alumina plant to exploit the discovery of a bauxite deposit in western Guangxi Zhuang Autonomous Region. According to a Supplemental Agreement dated July 31, 2005, the total investment of Guangxi Huayin Aluminum Co., Ltd. was increased from RMB10 million to RMB8,491.0 million and 25% of which will be contributed by the shareholders according to their proportionate shareholding in the joint venture company. As a result, we, Guangxi Associate and China Minmetals will contribute RMB701 million, RMB721.5 million and RMB701 million, respectively, from 2005 to 2007. We contributed the first installment amounting to RMB116.9 million on August 4, 2005 and expect to contribute the remaining installments in 2006 and 2007 with internal resources. The remaining 75% of the total investment of the joint venture company will be financed by bank loans. See "Item 4. Information on the Company - Business Overview - Property Plant and Equipment - Our Expansion and Profit Improvement Plan - Guangxi Alumina Project."

Shandong Aluminum

In October 2003, Shandong Aluminum signed an agreement to purchase two rotary kilns from Shandong Aluminum Company, a wholly-owned subsidiary of Chinalco. The purchase price of RMB115.1 million is based on an independent valuation report. The purchase was approved by the independent shareholders of Shandong Aluminum at a general meeting duly convened to approve the purchase in accordance with the requirements of the Shanghai Stock Exchange Listing Rules and the transaction was completed in March 2004.

Amounts Received or Paid Under Material Related Party Transactions

During the years ended December 31, 2003, 2004 and 2005, we had the following material related transactions.

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Years Ended December 31,

2003	2004	2005

RMB	RMB	RMB

(in thousands)

Sales of materials and finished goods to:
Chinalco Group	1,106,919	1,700,746	3,088,968
Jointly controlled entity	33,701	52,424	45,480
Associate company	-	-	570,470
Other related party	-	-	85,509

Provision of utility services to Chinalco and its subsidiaries	234,067	219,952	310,438
Provision of engineering, construction and
supervisory services by Chinalco Group	784,163	830,582	2,176,041
Purchase of property, plant and equipment from:
Chinalco and its subsidiaries(1)	-	115,098	-
Purchase of key and auxiliary materials from:
Chinalco Group	520,686	633,664	700,829
An associated company	-	-	220,772
Provision of social services and logistics services
by Chinalco Group	744,575	927,252	951,247
Land and building rental charged by Chinalco	173,611	239,810	239,061
Building rental charged to Chinalco	-	-	44,575

(1)	Our subsidiary, Shandong Aluminum, purchased two kilns from Shandong Aluminum Plant. The purchase price is based on an independent valuation report.

See Note 32 to our audited financial statements for a detailed discussion of our related party transactions.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See pages F-1 to F-77 following Item 19.

Legal Proceedings

We are involved in a number of judicial proceedings before PRC courts concerning matters arising in connection with the conduct of our businesses. We are not a party to any material legal proceeding and no material legal proceeding is known to us to be pending against us or with respect to our properties.

Dividends

Our board of directors declares dividends, if any, in Renminbi with respect to H shares on a per share basis and pays such dividends in HK dollars. Any final dividend for a financial year is subject to shareholders' approval. The Bank of New York, as depositary, converts the HK dollar dividend payments and distributes them to holders of ADSs in U.S. dollars, less expenses of conversion. Under the PRC Company Law and our articles of association, all of our shareholders have equal rights to dividends and distributions. The holders of the H shares share proportionately on a per share basis in all dividends and other distributions declared by our board of directors.

The declaration of dividends is subject to the discretion of our board of directors, which takes into account the following factors:

*	our financial results;

*	capital requirements;

*	contractual restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us;

*	our shareholders' interests;

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*	the effect on our credit worthiness;

*	general business conditions; and

*	other factors our board of directors may deem relevant.

We may only distribute dividends after we have made allowance for:

*	recovery of losses, if any;

*	allocation to the statutory common reserve fund;

*	allocation to the statutory common welfare reserve fund; and

*	allocation to a discretionary common reserve fund if approved by our shareholders and after allocation is made to the statutory common reserve fund.

The minimum and maximum aggregate allocations to the statutory funds is 15% and 20%, respectively, of our net income determined in accordance with PRC GAAP. Under PRC law, our distributable earnings will be equal to our net income determined in accordance with PRC GAAP or HK GAAP, whichever is lower, less allocations to the statutory and discretionary funds.

The board of directors proposed to declare a final dividend of RMB0.214 per share for 2005. We believe that our dividend policy strikes a balance between two important goals:

*	providing our shareholders with a competitive return on investment; and

*	assuring sufficient reinvestment of profits to enable us to achieve our strategic objectives.

Subject to the relevant provisions of the PRC Company Law and our articles of association, Chinalco may seek to influence our determination of dividends with a view to satisfying its cash flow requirements. We believe that Chinalco's financial condition will benefit from our success and that by supporting a dividend policy intended to enhance our long-term profitability and the market value of our securities, Chinalco will increase the value of its own interest in us.

See "Item 10. Additional Information - Taxation" for a discussion of the tax consequences of receipt of dividends.

Other Significant Changes since December 31, 2005

In January 2006, we entered into a non-binding letter of intent with Shandong Huasheng Jiangquan Group to acquire 60% equity interest in its newly established subsidiary with 100,000 tonnes of primary aluminum smelting and supporting facilities. The subsidiary owns two 135MW coal-fired generators to ensure stable and secured electricity supply.

In January 2006, we also entered into a non-binding letter of intent with Zunyi Aluminum Co., Ltd., Wujiang Hydropower Development Corporation Ltd. and Zunyi City and the People's Government of Zunyi County to acquire 51% equity interest in Zunyi Aluminum. Zunyi Aluminum has an annual production capacity of 113,000 tonnes of primary aluminum.

In March 2006, we entered into a share transfer agreement with Liaoning Fushun Alumina Factory to acquire 100% equity interest held by it in Liaoning Fushun Alumina Co., Ltd., or Funshun Alumina, with an annual production capacity of 140,000 tonnes for a consideration of RMB500 million. Funshun Alumina's primary business is the production of primary aluminum and carbon products. As of February 28, 2006, Funshun Alumina had total assets of RMB1,270 million and net assets of RMB503 million.

On April 17, 2006, we entered into a joint venture agreement with Guizhou Wujiang Hydropower Development Co. Ltd. to establish a joint venture company, Chalco Zunyi Aluminum Co., Ltd. Upon completion of the capital contribution, we will hold 67% equity interest. The joint venture company is expected to have an annual production capacity of alumina of approximately 800,000

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tonnes. The joint venture company is expected to have a total investment of RMB4,250.0 million and a registered capital of RMB1,400.0 million.

We expect to continue the feasibility studies with CVRD for the establishment of a joint venture company, ABC, to produce alumina in Brazil in 2006. See "-Business Overview - Production Facilities - Alumina."

We submitted a non-binding preliminary development proposal for a bauxite mining project to the Queensland government in January 2006. In March 2006, the Queensland government confirmed that we were shortlisted as the only developer invited to submit a final proposal. See "-Business Overview - Production Facilities - Alumina."

We expect to commence the feasibility studies with VINACOAL on the project to establish bauxite mining and alumina production joint ventures in Dak Nong province in Vietnam in 2006. See "-Business Overview - Production Facilities - Alumina."

Other than events disclosed above and elsewhere in this annual report, there have been no other significant events since December 31, 2005 to the date of this report.

ITEM 9.	THE OFFER AND LISTING

The Hong Kong Stock Exchange is the principal non-US trading market for our H shares. The ADSs, each representing 100 H shares, have been issued by the Bank of New York as depositary and are listed on the NYSE. The following table sets forth, for the periods indicated, the reported high and low closing prices for our shares on each of these two stock exchanges:

NYSE	Hong Kong Stock Exchange

Calendar Period	High	Low	High	Low

(US$ per ADS)	(HK$ per H share)

2001(from December 5, listing)	18.27	17.05	1.39	1.30

2002	24.25	9.38	1.94	0.73
2003
First Quarter	19.55	14.40	1.53	1.13
Second Quarter	24.20	16.25	1.87	1.24
Third Quarter	34.51	22.00	2.60	1.72
Fourth Quarter	81.70	34.56	6.15	2.83

2004
First Quarter	85.00	62.85	6.75	4.925
Second Quarter	91.80	45.88	7.05	3.50
Third Quarter	66.36	42.71	5.05	3.275
Fourth Quarter	68.91	56.83	5.40	4.40

2005
First Quarter	66.35	51.20	5.25	4.02
Second Quarter	61.10	50.04	4.70	3.87
Third Quarter	62.80	53.64	4.90	4.15
Fourth Quarter	78.84	57.37	6.10	4.52

2006
January	93.35	74.74	7.15	5.85
February	108.98	92.86	8.35	7.15
March	109.27	97.80	8.55	7.50
April	110.12	91.00	8.70	7.30
May (through May 25)	98.10	83.60	7.60	6.45

ITEM 10.	ADDITIONAL INFORMATION

Our registered office is located at No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814. Our telephone number at this address is (86) 10 6398 5654. Our agent for service of process is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Share Capital

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On January 6, 2004, we placed 549,976,000 additional H shares, par value of RMB1.00 each, to certain independent professional and institutional investors who are non-U.S. persons outside the United States pursuant to Regulation S of the U.S. Securities Act of 1933 at a price of HK$5.658 per H share. Further, on June 9, 2005, the annual general shareholder' meeting passed a resolution to grant the board of directors an unconditional general mandate to issue, allot and deal with additional H Shares not exceeding twenty percent of aggregate nominal amount of H Shares then in issue during the period from June 9, 2005 to the earlier of (i) the conclusion of the next annual general meeting; (ii) twelve months from June 9, 2005; or (iii) the date on which the resolution was revoked or varied by an extraordinary general shareholders' meeting. Such general mandate is subject to approvals by the China Securities and Regulatory Commission and other relevant PRC government authorities. See "Item 4 - Information on the Company - History and Development of the Company - Our H Shares Placement."

On June 9, 2005, the annual general shareholders' meeting passed a resolution for us to submit application to (i) the CSRC for an approval to issue a maximum of 1,500,000,000 A shares, representing approximately 19.35% of our domestic share capital currently in issue to the PRC public, including PRC individual investors, PRC institutional investors and qualified foreign institutional investors, and (ii) the Shanghai Stock Exchange for the listing of the A shares on the Shanghai Stock Exchange. The board of directors continued to authorize the Proposed A Share Offering at a board meeting dated March 13, 2006 and we are currently in the process of preparing such application materials. See "Item 4 - Information on the Company - History and Development of the Company - The Proposed A Shares Offering."

Memorandum and Articles of Association

A copy of the English translation of our articles of association was filed with the SEC as an exhibit to the registration statement on Form F-1 (Registration No. 333-14068) under the Securities Act in connection with a global offering of our H shares and American depositary shares on December 5, 2001. Subsequently, our articles of association underwent the following amendments:

*

our articles of association were amended at the general shareholders' meeting held on June 12, 2002 and approved by the State Economic and Trade Commission on July 5, 2002 to increase the number of directors from seven to nine and to reflect the changes in our registered capital and shareholding structure. A copy of the English translation of the amendment was filed with the SEC as Exhibit 1.1 to our Annual Report on Form 20-F for 2002.

*

our articles of association were amended at the general shareholders' meeting held on June 7, 2004 and approved by the State-owned Assets Supervision and Administration Commission of the State Council on July 30, 2004 (1) to increase the minimum number of Independent Non-executive Directors from two to three, (2) to reflect changes in our total share capital and shareholding structure following the placing of 549,976,000 new H shares on January 6, 2004, and (3) pursuant to an amendment to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange. We have elected a third Independent Non-executive Director on September 28, 2004. A copy of the English translation of the amendment was filed as Exhibit 1.1 to this Annual Report on Form 20-F for 2003.

In addition, at the general shareholders' meeting held on June 9, 2005, resolutions were passed to amend our articles of association in order to (1) expand the business scope, (2) accommodate the proposed A Shares offering and other corporate compliance requirements in accordance with relevant PRC laws and regulations, and (3) grant the board of directors an unconditional general mandate to issue, allot and deal with additional H Shares not exceeding twenty percent of aggregate nominal amount of H Shares then in issue during the period from June 9, 2005 to the earlier of (i) the conclusion of the next annual general meeting; (ii) twelve months from June 9, 2005; or (iii) the date on which the resolution was revoked or varied by an extraordinary general shareholders' meeting. Further, at the extraordinary general shareholders' meeting held on October 14, 2005, resolutions were passed to amend our articles of association to reflect the change of title of 709,773,136 shares from China Cinda to China Construction Bank. The amendments are subject to approval by the State-owned Assets Supervision and Administration Commission of the State Council.

Our objects and purposes

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Our articles of association as amended from time to time are filed with the Hong Kong Companies Registrar. Our business scope can be found in Article 13 of our articles of association, as amended at the general meeting of shareholders on June 9, 2005, which includes exploration and exploitation of bauxite and limestone mines; production and sales of aluminum and magnesium products, smelting products, fabricated products, carbon products , related nonferrous metal products, water, electricity, steam and industrial oxygen and nitrogen; exploration design, and installation and repair of mechanical equipment, spare parts and non-standard equipment; repair of automobiles and construction machineries and manufacture and sale of special production vehicles; highway freightage; telecommunications and communications and installation and repair, calibration and sales of measuring and control instruments; design, installation and testing of automatic measurement and control, network and software system; office automation and instruments and gauges; related technology development and technical support service.

Directors' power to vote on matters in which he or she has an interest

Under Article 133, a director may not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his associates (as defined in the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange) has a material interest, nor may he or she be counted in satisfying the quorum requirements for such meeting. Unless the interested director has disclosed his or her interest in accordance with the Articles and the contract, transaction or arrangement has been approved by the board of directors at a meeting in which the interested director is not counted in satisfying the quorum requirements and has refrained from voting, any contract, transaction or arrangement in which such director is materially interested is voidable at the instance of the Company except as against a bona fide party thereto acting without notice of the breach of duty by such director.

Borrowing powers

Subject to compliance with applicable laws and regulations of the PRC, we have the power to raise and borrow money which power includes (without limitation) the issuance of debentures, the charging or mortgaging of part or whole of our business or properties and to provide guarantees or mortgages for the debts of third parties (including, without limitation, our subsidiaries or associated companies) in all types of circumstances. The articles of association do not contain any specific provision in respect of the manner in which borrowing powers may be exercised by the directors nor do they contain any specific provision in respect of the manner in which such powers may be varies, other than (a) provisions which give the directors the power to formulate proposals for the issuance of debentures by us; (b) provisions which provide that the issuance of debentures must be approved by the shareholders in a general meeting by way of a special resolution; and (c) Article 96(4) provides that the directors have the power to formulate our annual preliminary and final financial budgets and the extent of our corporate borrowing powers and the manner in which the borrowing powers may be varied are subject to adoption by the affirmative vote of a simple majority of the directors as part of the preliminary or final financial budget plan.

Age limit for retirement

There is no provision pertaining to the retirement of directors pursuant to an age limit requirement in our articles of association.

Directors' qualifying shares

Under Article 95, the directors are not required to hold qualifying shares.

Dividend rights

Article 51(I) provides that holders of our common shares have the right to receive dividends and benefits in other forms, e.g., right to share profits and the right to surplus in the event of a liquidation, in respect of the number of shares held. Under Article 45, when we convene a general shareholders' meeting, declare dividends, liquidate or undertake other actions that require the verification of shareholders' rights, the board of directors must specify a date as the record date for determination of shareholders' rights. The shareholders registered in the shareholders' register at the record date are the shareholders entitled to participate.

Voting rights

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Article 51(II) provides that holders of our common shares have the right to attend in person or appoint a proxy to attend and vote at general meetings of shareholders.

Rights to share profits

Article 77(2) provides that profit distribution plans and loss recovery plans formulated by the board of directors must be approved by way of ordinary resolution of the shareholders' general meeting.

Rights to share surplus in the event of liquidation

Article 51(VI) provides that the shareholders have the right to receive our surplus assets upon liquidation in proportion to their respective shareholdings.

Redemption provisions; sinking fund provisions and liability to further capital calls

Article 29 provides that we may repurchase issued shares upon obtaining approvals from the shareholders by way of a special resolution and from relevant supervisory authorities under the following circumstances: (1) canceling shares to reduce our capital; (2) merging with another company holding our shares; (3) other purposes permitted by law and administrative regulations.

No securities issued by us are (a) redeemable, (b) entitled to a sinking fund or (c) subject to liability for further capital calls.

Actions necessary to change the rights of holders of our shares or holders of a class of shares

Under Article 78(5), amendment of any type of shareholder rights, e.g., rights to dividends, share profits or surplus in the event of liquidation or voting rights, requires a special resolution of the shareholders' general meeting. Under Article 71, a special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting.

Any proposal to vary or abrogate the rights conferred on any class of shareholders, or class rights, must be approved by way of a special resolution in a shareholders' general meeting and by holders of shares of that class at a separate meeting conducted in accordance with the articles of association. The circumstances which are deemed to be a variation or abrogation of the class rights are set forth under Article 88. Except for the circumstances under Article 88 (1), (9) and (10), shareholders of the affected class, whether or not otherwise having the right to vote at shareholders' general meetings, have the right to vote at class meetings but Interested Shareholders (as defined under Article 89) are not entitled to vote at class meetings.

Resolutions of a class of shareholders require votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote. Written notice must be given to all shareholders who are registered as holders of that class in the register of shareholders 45 days before the date of the class meeting. Such notice must contain the matters to be considered at such meeting, the date and the place of meeting.

The class meetings must be conducted in a manner as similar as possible to that of general meetings of shareholders. The provisions relating to the manner in which the shareholders' general meetings must be convoked apply to class meetings.

The special procedures for approval by a class of shareholders do not apply where we issue, upon the approval by special resolution of shareholders in general meeting, either separately or concurrently once every 12 months, not more than 20% of each of our existing issued Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares (as defined under Article 18).

Provisions discriminating against any existing or prospective shareholder as a result of owning a substantial number of shares

Chinalco, as our controlling shareholder, is prohibited from exercising its voting rights in relation to the following matters in a manner that would be prejudicial to the interests of our shareholders generally or some part of our shareholders:

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*	to relieve a director or supervisor of his or her duty to act honestly in our best interest;

*	to approve the expropriation by a director or supervisor (for his or her own benefit or the benefit of another person) of our assets, including any business opportunities that may benefit us; or

*	to approve the expropriation by a director or supervisor (for his or her own benefit or the benefit of another person) of the rights of other shareholders.

Conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked

Shareholders' general meetings can be annual general meetings or extraordinary general meetings. Shareholders' meetings must be convened by the board of directors. Annual general meetings of shareholders are held once a year within six months after the end of the previous financial year.

The board of directors is required to convene an extraordinary general meeting within two months of the occurrence of any one of the following circumstances:

(1)	where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the articles of association:

(2)	where our unrecovered losses amount to one-third of the total amount of its share capital;

(3)	where shareholder(s) holding 10 percent or more of our issued and outstanding shares carrying voting rights request(s) in writing for the convening of an extraordinary general meeting;

(4)	whenever the board of directors deems necessary or the Supervisory Committee so requests; or

(5)	when proposed by more than two Independent Non-executive directors.

In convening a shareholders' general meeting, written notice of the meeting shall be given no less than 45 days prior to the meeting to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and the place of the meeting. A shareholder who intends to attend the meeting shall deliver to us his or her written reply 20 days before the date of the meeting. Shareholders holding 5% or more of our total voting shares have the right to propose new motions in writing, and we are required to place such proposed motions on the agenda for such general meeting if they are matters falling within the functions and powers of shareholders in general meetings.

Limitations on the rights to own securities

Under Article 18, the shares issued to domestic investors and denominated in Renminbi are Domestic-Invested Shares whereas the shares issued to overseas investors and denominated in foreign currency are Foreign-Invested Shares. Under Article 17 and as described in Item 7, our Domestic-Invested Shares can be held only by PRC shareholders and our Foreign-Invested Shares, such as H shares and ADSs can be held only by foreign shareholders.

Provisions having an effect of delaying, deferring or preventing a change in control

Under Article 97, in making decisions regarding mergers and acquisitions where the consideration to be paid or the assets to be acquired exceed 10% of our total assets, the board of directors is required to engage relevant professional consultants to provide professional opinions, and to give due weight to such opinions in arriving at their decision.

Under Article 78, division, merger, dissolution and liquidation of the Company and material acquisition or sale by the Company require adoption of a special resolution at the shareholders' general meeting.

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There are no provisions pertaining to the ownership threshold above which shareholder ownership must be disclosed under the articles of association.

Conditions governing changes in registered capital

Under Article 96(6), any proposal for the increase or reduction of our registered capital must be formulated by the board of directors. Article 78(1) further provides that any increase or reduction in share capital requires adoption of a special resolution at a shareholders' general meeting.

Material Contracts

We are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of our business or disclosed in our annual reports. Please see "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions" for a summary of contracts with certain of our related parties.

Exchange Controls

The existing foreign exchange regulations have significantly reduced government foreign exchange controls for transactions under the current account, including trade and service related foreign exchange transactions and payment of dividends. We may undertake current account foreign exchange transactions without prior approval from the State Administration of Foreign Exchange by producing commercial documents evidencing such transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. The PRC government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, we cannot predict whether the PRC government will continue its existing foreign exchange policy and when the PRC government will allow free conversion of Renminbi to foreign currency.

Foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

Since 1994, the conversion of Renminbi into Hong Kong and United States dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. Although the Renminbi US dollar exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability. Fluctuations in exchange rates may adversely affect the value, translated or converted into US dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the US dollar and other foreign currencies will not adversely affect our results of operations and financial condition.

Taxation

China Taxation

The following discussion summarizes the material PRC tax provisions relating to the ownership and disposition of H shares or ADSs purchased in connection with the global offering and held by the investor as capital assets.

Dividends Paid to Individual Investors

Under the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System (the "Provisional Regulations") and other applicable tax laws and regulations, dividends paid by Chinese companies to individuals are generally subject to a PRC withholding tax of 20%. However, on July 21, 1993, the PRC State Administration of Taxation issued the Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals (the "Tax

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Provisions governing the ownership threshold above which such ownership must be disclosed

Notice"). Under the Tax Notice, dividends paid by a Chinese company to foreign persons with respect to shares listed on an overseas stock exchange, or Overseas Shares, including the H shares and ADSs, are exempt from PRC withholding taxes for the time being. However, if the Tax Notice is withdrawn, we will withhold such taxes as required by law.

The Individual Income Tax Law of China was amended effective January 1, 1994 and states that it supersedes any contradictory prior administrative regulation concerning individual income tax. The amended Individual Income Tax Law can be interpreted as providing that all non-PRC individuals are subject to the 20% withholding tax on dividends paid by a Chinese company on its Overseas Shares unless specifically exempted by the financial authority of the State Council of the PRC. However, in a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Committee and the CSRC, the PRC State Administration of Taxation restated the exemption. In the event that the letter is withdrawn, a 20% tax may be withheld on dividends paid to non-PRC individual holders of H Shares or ADSs, subject to reduction by an applicable tax treaty between China and the country where such holders reside. To date, the relevant tax authorities have not collected withholding tax from dividend payments on such shares exempted under the Tax Notice.

Dividends Paid to Non-PRC Enterprises

According to the Provisional Regulations and other applicable tax laws and regulations, dividends paid by Chinese companies to non-PRC enterprises are ordinarily subject to a China withholding tax levied at a flat rate of 20%. However, according to the Tax Notice, a non-PRC enterprise with no permanent establishment in China receiving dividends paid on Overseas Shares is currently exempt from the 20% withholding tax. If the Tax Notice is withdrawn and such withholding tax becomes applicable in the future, such rate may still be reduced under relevant tax treaties, if applicable.

Tax Treaties

Non-PRC shareholders who are residents or citizens of a country that has entered into a double-taxation treaty with China may be entitled to a reduction in the amount of tax withheld, if any, imposed on the payment of dividends. China currently has such treaties with a number of countries, including:

*	the United States;

*	Australia;

*	Canada;

*	France;

*	Germany;

*	Japan;

*	Malaysia;

*	Singapore;

*	the United Kingdom; and

*	the Netherlands.

Under each one of such treaties, the rate of withholding tax imposed by China's taxation authorities is generally reduced. For example, under the double taxation treaty between China and the United States, China may tax dividends paid by us to an eligible U.S. holder up to a maximum of 10% of the gross amount received by such person. Under the treaty, an eligible U.S. holder is a person who, by reason of domicile, residence, place or head office, place of incorporation or any other criterion of similar nature is subject to taxation in the United States, as applicable under the treaty's "treaty shopping provisions".

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Capital Gains

The Tax Notice provides that gains realized by non-PRC enterprises upon the sale of Overseas Shares which are not held by entities established by such enterprises in China and gains realized by non-PRC individuals upon the sale of Overseas Shares are not subject to withholding tax for the time being. However, as far as individuals are concerned, the Individual Income Tax Law of China, as amended on October 31, 1993 and effective on January 1, 1994, provides for a capital gains tax of 20% on individuals. On January 28, 1994, the Provisions for Implementing the Individual Income Tax Law of China was promulgated which provides that the measures to levy individual income tax on the gains realized on the sale of shares will be made in the future by the Ministry of Finance and subject to the approval of the State Council. On June 20, 1994, February 9, 1996 and March 30, 1998, the Ministry of Finance and the State Administration of Taxation issued notices providing that temporarily no capital gains tax will be imposed on gains from the sale of shares by individuals. However, it is uncertain whether the above exemption for non-PRC enterprises and non-PRC individuals will continue to apply or to be renewed in the future. If such exemption does not apply or is not renewed, and the Tax Notice is found not to apply, holders of H shares or ADSs might be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

Under the Tax Reduction Notice, beginning from January 1, 2001, enterprise income tax at a reduced 10% rate will apply to interest, rental, license fees and other income obtained in China by non-PRC enterprises without agencies or establishments in China or by non-PRC enterprises of which such incomes do not have any substantive relationship with their agency or establishment in China. Therefore, if the exemption as described in the preceding paragraph does not apply or is not renewed, and the Tax Reduction Notice is found not to apply, a non-PRC enterprise shareholder might be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

Additional China Tax Considerations

Under the Provisional Regulations of the PRC Concerning the Stamp Duty, a stamp duty is not imposed by China on the transfer of shares, such as the H shares or ADSs, of Chinese publicly traded companies that take place outside of China.

United States Federal Income Taxation

Each potential investor is strongly urged to consult his or her own tax advisor to determine the particular United States federal, state, local, treaty and foreign tax consequences of acquiring, owning or disposing of the H shares or ADSs.

U.S. Holders

The following is a general discussion of material United States federal income tax consequences of purchasing, owning and disposing of the H shares or ADSs if you are a U.S. holder, as defined below, and hold the H shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

tax-exempt entities;

partnerships or other entities treated as partnerships for United States federal income tax purposes certain insurance companies;

financial institutions;

regulated investment companies;

real estate investment trusts;

broker-dealers;

traders in securities that elect to mark to market;

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U.S. holders liable for alternative minimum tax;

U.S. holders that own, actually or constructively, 10% or more of our voting stock;

banks;

grantor trusts;

dealers or traders in securities or currencies;

persons who receive the H shares or ADSs as compensation for services;

U.S. holders that hold the H shares or ADSs as part of a straddle or a hedging or conversion transaction; or

U.S. holders whose functional currency is not the U.S. dollar.

Moreover, this description does not address United States federal estate and gift taxes or any state or local tax consequences of the acquisition, ownership and disposition of the H shares or ADSs.

This discussion is based on the Code, its legislative history, final, temporary and proposed United States Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.

You are a "U.S. holder" if you are:

a citizen or resident of the United States for United States federal income tax purposes;

a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized under the laws of the United States or any political subdivision thereof;

any entity created or organized in or under the laws of any other jurisdiction if treated as a United States corporation pursuant to United States federal income tax laws;

an estate the income of which is subject to United States federal income tax without regard to its source; or

a trust:

-	subject to the primary supervision of a United States court and the control of one or more United States persons; or

-	that has elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (including any entity treated as a partnership for United States federal tax purposes) is a beneficial owner of the H shares or ADSs, the treatment of the partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If an investor is a partner in a partnership that holds H shares or ADSs, such investor should consult its tax advisor.

We urge you to consult your tax advisors regarding the United States federal, state, local and non-United States tax consequences of the purchase, ownership and disposition of the H shares or ADSs.

In general, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H shares represented by the ADSs. The following discussion assumes that we are not a passive foreign investment company, or PFIC, as discussed under "PFIC Rules" below.

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Distributions on the H Shares or ADSs

The gross amount of any distribution (without reduction for any Chinese tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H shares or ADSs and thereafter as capital gain. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate prior to January 1, 2009 with respect to the H shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on H shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The income tax treaty between China and the United States has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the income tax treaty between China and the United States. Moreover, the ADSs are currently traded on the NYSE. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2005 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2006 taxable year or any future year. However, our status in future years will depend on our income and assets (which for this purpose depends in part on the market value of the H shares or ADSs) in those years. See the discussion of the PFIC rules below.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of common stock and intermediaries through whom such stock is held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of H shares or ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as United States source ordinary income or loss.

Subject to various limitations, any Chinese tax withheld from distributions in accordance with the Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and generally will be treated as "passive income" or, in the case of some U.S. holders, "financial services income" for taxable years ending on or before December 31, 2006, and "general category income" for subsequent taxable years. You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale) or (iii) hold the H shares or ADSs in an arrangement in which your expected economic return, after non-United States taxes, is insubstantial.

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Sale, Exchange or Other Disposition

Upon a sale, exchange or other disposition of the H shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a maximum rate of 15 percent where the property has been held more than one year. Your ability to deduct capital losses is subject to limitations.

If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from sale, exchange or other disposition is made to the date you convert the payment into U.S. dollars will be treated as United States source ordinary income or loss.

PFIC Rules

In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

*	75% or more of its gross income consists of passive income, such as dividends, interest, rents and royalties; or

*	50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

We believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

If we were a PFIC in any taxable year that you held the H shares or ADSs, you generally would be subject to special rules with respect to "excess distributions" made by us on the H shares or ADSs and with respect to gain from your disposition of the H shares or ADSs. An "excess distribution" generally is defined as the excess of the distributions you receive with respect to the H shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H shares or ADSs ratably over your holding period for the H shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid "mark-to-market" election. If your H shares or ADSs were treated as shares regularly traded on a "qualified exchange" for United States federal income tax purposes and a valid mark-to-market election was made, in calculating your taxable income for each taxable year you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the mark-to-market election. The NYSE in which the ADSs will be traded is a qualified exchange for United States federal income tax purposes.

Alternatively, a timely election to treat us as a qualified electing fund under Section 1295 of the Code could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.

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If you own the H shares or ADSs during any year that we are a PFIC, you must file IRS Form 8621. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H shares or ADSs that would arise if we were considered a PFIC.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of the H shares or ADSs or the proceeds of the sale, exchange, or redemption of the H shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to "backup withholding" with respect to dividends paid on the H shares or ADSs or the proceeds of any sale, exchange or transfer of the H shares or ADSs, unless you

*	are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or

*

Provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certify that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under the backup withholding rules generally will be creditable against your United States federal income tax liability provided that you furnish the required information to the IRS in a timely manner. If you do not provide a correct taxpayer identification number you may be subject to penalties imposed by the IRS.

Hong Kong Taxation

The following discussion summarizes the material Hong Kong tax provisions relating to the ownership of H shares or ADSs purchased in connection with the global offering and held by you.

Dividends

Under current practice, no tax will be payable in Hong Kong in respect of dividends paid by us.

Taxation of Capital Gains

No tax is generally imposed in Hong Kong in respect of capital gains from the sale of property (such as the H shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong from such trade, profession or business, will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16.0% on individuals. Gains from sales of the H shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in Hong Kong in securities.

There will generally be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs, where purchases and sales of ADSs are effected outside Hong Kong, e.g. on the NYSE.

Hong Kong Stamp Duty

Hong Kong stamp duty will be payable by each of the seller and the purchaser for every sale and purchase, respectively, of the H shares. Stamp duty is charged at the rate of 0.2% of the value of the H shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such duty.

The withdrawal of H shares when ADSs are surrendered, and the issuance of ADSs when H shares are deposited, may be subject to Hong Kong stamp duty at the rate described above for sale and

81

purchase transactions, unless the withdrawal or deposit does not result in a change of beneficial ownership under Hong Kong law. The issuance of ADSs for deposited H shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. You are not liable for the Hong Kong stamp duty on transfers of ADSs outside of Hong Kong so long as it does not result in a change of beneficial interest in the H shares.

Hong Kong Estate Duty

Hong Kong estate duty was abolished with effect from February 11, 2006.

Comparison of NYSE Corporate Governance Rules and PRC Corporate Governance Rules For Listed Companies

Under the amended Corporate Governance Rules of NYSE, foreign issuers (including us) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. We have posted a description of such differences on our website: http://www.chalco.com.cn/report/2005_e_06.pdf.

Documents on Display

We are subject to the information reporting requirements of the Exchange Act and, in accordance with the Act, file certain reports and other information with the SEC. You may read and copy any report, statement or other information filed by us at the SEC's public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Act prescribing the furnishing and content of proxy statements to shareholders.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various types of market risks, including credit risk relating to financial assets, changes in foreign exchange rates, interest rates and the prices of alumina and primary aluminum, in the normal course of business.

We borrow short-term and long-term funds, including variable-rate debt, principally denominated in RMB. We hedge a limited amount of our sales through trading of futures contracts on the Shanghai Futures Exchange. Our hedging activities are subject to policies approved by our senior management. Substantially all of the financial instruments we hold are for purposes other than trading.

The following discussion, which constitutes "forward-looking statements" that involve risk and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. Such discussions address market risk only and do not present other risks, which we face in the normal course of business.

Credit Risk

The carrying amount of accounts and other receivables included in the balance sheet represent our maximum exposure to credit risk in relation to our financial assets. We perform periodic credit evaluations of our customers and believe that we have made adequate provision for uncollectible accounts and other receivables in the financial statements.

None of our major customers exceed 10% of total turnover and do not individually present a material risk to our sales.

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We maintain substantially all of our cash and cash equivalents in interest-bearing accounts in several major financial institutions in the PRC. No other financial assets carry a significant exposure to credit risk.

We use the majority of our futures contracts traded on the Shanghai Futures Exchange and LME to hedge against adverse fluctuations in aluminum price and do not hold other derivatives instruments. The futures contracts are marked to market at balance sheet dates and corresponding unrealized holding gains (loss) are recorded in the profit and loss account for the year. The fair value of the unrealized holding losses for the years ended December 31, 2004 and 2005 were RMB4,972,000 and RMB8,360,000, respectively.

Foreign Exchange Rate Risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. We convert a portion of our Renminbi turnover into other currencies to meet foreign currency financial obligations and to pay for imported equipment and materials.

Many foreign currency exchange transactions involving Renminbi, including foreign exchange transactions under our capital account, are subject to foreign exchange controls and require the approval of the State Administration of Foreign Exchange. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Although the Renminbi to U.S. dollar exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability. Fluctuations in exchange rates could adversely affect the value, translated or converted into U.S. dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot assure you that any future movements in the exchange rates of Renminbi against the U.S. dollar and other foreign currencies will not adversely affect our operating performances and financial condition.

As of December 31, 2005, our foreign currency denominated loans amounted to RMB1,552.2 million, of which RMB1,542.9 million was denominated in U.S. dollars and the remaining RMB9.3 million was denominated in Danish Krone. In addition, our foreign currency denominated short-term bank deposits amounted to RMB61.6 million, of which RMB58.0 million was denominated in U.S. dollars, RMB2.7 million was denominated in Hong Kong dollars and RMB0.9 million was denominated in euros. See Note 3 to our audited financial statements. We had U.S. dollar denominated accounts receivable of US$0.7 million at the same date. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated accounts receivable. We earn a small amount of foreign currency, primarily U.S. dollars, from primary aluminum exports, which totaled 13,000 tonnes in 2005.

A significant depreciation in the Renminbi against major foreign currencies could have an adverse impact on our capital expenditures program. We have incurred relatively small amounts of foreign currency denominated debt for capital expenditures primarily relating to development of our alumina refineries, and may incur foreign currency denominated debt in the future. To the extent the Renminbi devalues against any of these currencies, it would correspondingly increase our repayment costs on such loans.

Interest Rate Risk

We are exposed to interest rate risk resulting from fluctuations in interest rates on our debt, primarily on our long-term debt obligations. Our debt consists of fixed and variable-rate debt obligations with original maturities ranging from one to 15 years. We undertake debt obligations to support general corporate purposes including capital expenditures and working capital needs. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding variable rate borrowings. Fluctuations in interest rates can also lead to significant fluctuations in the fair values of our debt obligations. We do not currently use any derivative instruments to modify the nature of our debt so as to manage our interest rate risk.

The table below sets forth information about our interest rate sensitive financial instruments, including foreign currency denominated debt instruments that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in Renminbi equivalents. We do not have any capital lease obligations. The information below should be read in conjunction with our audited balance sheets and Note 16 to our audited financial statements beginning on page F-41.

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Expected Maturity

				2010 and		Fair
2006	2007	2008	2009	thereafter	Total	value

(in thousands, except percentage data)

Short-term loans:
Fixed rate (RMB)	2,378,998	-	-	-	-	2,378,998	2,378,998

Average interest rate	5.2%
Long-term loans:
Variable rate (RMB)	1,353,000	1,928,160	2,580,000	1,274,000	3,900,000	11,035,160	11,035,160
Average interest rate	5.7%	5.3%	5.0%	4.7%	5.5%
Fixed rate (Danish Krone)*	980	980	980	980	5,393	9,313	7,400
Average interest rate	0.3%	0.3%	0.3%	0.3%	0.3%

__________

* Data in Renminbi equivalents.

Commodity Price Risk

We are exposed to fluctuations in the prices of alumina and primary aluminum. We import alumina from suppliers outside of China. Such purchases are made at market prices. In addition, all our sales of alumina and primary aluminum are made at market prices. Therefore, fluctuations in the prices of alumina and primary aluminum have a significant effect on our operating performances.

We enter into short-term futures contracts traded on the Shanghai Futures Exchange and LME to hedge a limited amount of sales of primary aluminum so as to minimize the impact of the fluctuations in the price of primary aluminum on our operating performances. Gains and losses on such futures contracts are recorded as other income or expenses at each balance sheet date. The contracts have maturity dates that do not exceed six months.

As of December 31, 2004 and 2005, we had outstanding the following primary aluminum futures contracts:

As of December 31

2004	2005

Contract value	Market value	Fair value	Contact value	Market value	Fair value
RMB	RMB	RMB	RMB	RMB	RMB

(in thousands)

Future contracts	220,961	225,933	(4,972)	83,651	92,011	(8,360)

The fair values of futures contracts are based on quoted market prices. As of December 31, 2004 and 2005, we held futures contracts covering 13,845 tonnes and 5,000 tonnes of primary aluminum maturing in the first three months of 2005 and in the first four months of 2006, respectively. Market prices of these primary aluminum futures contracts outstanding at December 31, 2004 and 2005 ranged from RMB16,214 to RMB16,430 per tonne and RMB18,353 to RMB18,419 per tonne, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2005, we were not in default in the payment of principal or interest of any lender.

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ITEM 14.	MATERIAL MO DIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures as of December 31, 2005 were effective in timely alerting them to material information about us required to be disclosed in the reports we file or submit under the Act, and effectively ensure the recording, processing, summarizing and reporting of such material information in accordance with the rules and forms of the SEC.

During the period covered by this Annual Report, no significant change has occurred in our internal controls over financial reporting that has materially affected, or reasonably likely to materially affect, our internal controls over financial reporting. We are required under Section 404 of the Sarbanes-Oxley Act to complete an assessment of the effectiveness of our internal controls over financial reporting by the end of 2006. We have set up a special panel and a project management committee to consider the design, implementation and testing of a comprehensive system of internal controls, including, among others, the introduction and implementation of anti-fraud and risk management programs. The Company is also establishing a new SAP information system which will enhance the effectiveness of our internal control and operational efficiency. We will exert our best efforts to plan and coordinate the establishment of such SAP information system in connection with the review and implementation of internal control in order to minimize the risk that control deficiencies may arise during the course of establishment of such information system.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee members are Mr. Wang Dianzuo, Mr. Poon Yiu Kin, Samuel and Mr. Kang Yi. Our board of directors has determined that Mr. Poon Yiu Kin, Samuel is the financial expert serving on our Audit Committee as well as the Chairman of the Audit Committee. See "Item 6. Directors, Senior Management and Employees."

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, other directors, Independent Non-executive Directors, senior management and employees. We have posted our Code of Ethics on our website: http://www.chalco.com.cn. A copy of this Code of Ethics is available, without charge, upon request from the address on the cover of this Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers served as our independent auditors for the 2005 fiscal year. A description of the fees billed to us by PricewaterhouseCoopers for professional services in each of the last two fiscal years is set forth below:

Year ended December 31,
2004	2005

RMB	RMB

(in thousands)

Audit fees	13,224	13,721
Audit-related fees	4,097	9,291
All other fees	1,197	978

Total	18,518	23,990

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"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. "Audit-Related Fees" are fees charged by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees."

In April 2003, our Audit Committee established pre-approval policies and procedures under which all audit and non-audit services performed by our principal accountants must be approved by the Audit Committee. For 2005, all of the services provided by PricewaterhouseCoopers were pre-approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Currently, our Audit Committee consists of three Independent Non-executive Directors, namely, Mr. Wang Dianzuo, Mr. Poon Yiu Kin, Samuel and Mr. Kang Yi. Mr. Poon Yiu Kin, Samuel was appointed as a member and Chairman of our audit committee on October 14, 2005 to replace Mr. Chiu Chi Cheong, Clifton who resigned with effect on October 14, 2005. Mr. Kang Yi was appointed as a member by the Board on March 28, 2005 to replace the previous Audit Committee member Mr. Chen Xiaozhou, who resigned on March 27, 2005. We rely on the exemption under Section 303A.00 of the NYSE Corporate Governance Rules which allows foreign private issuers to comply with the audit committee standards set out in Section 303A.06. We believe our reliance on such exemption will not materially adversely affect the independence of our audit committee. Our Audit Committee is in compliance with the NYSE Corporate Governance Rules.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-77 following Item 19.

ITEM 19.	EXHIBITS

(a)	See pages F-1 to F-77 following this item.

(b)	Index of Exhibits

Documents filed as exhibits to this Annual Report:

Exhibit Number	Description

8.1	-	List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2005
4.1	-	Placing Agreement among Aluminum Corporation of China Limited, J.P.Morgan Securities Ltd., CLSA Limited and China International Capital Corporation Hong Kong Securities Limited, dated May 9, 2006.
12.1	-	Certifications pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

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12.2	-	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

87

ALUMINUM CORPORATION OF CHINA LIMITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

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SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALUMINUM CORPORATION OF CHINA LIMITED

By:	/s/ XIAO Yaqing
XIAO Yaqing
Chief Executive Officer

Date: May 29, 2006

EXHIBIT 4.1

Dated 9th May 2006

(1) Aluminum Corporation of China Limited

(2) J.P. Morgan Securities Ltd.

(3) CLSA Limited

(4) China International Capital Corporation Hong Kong Securities Limited

__________________________________________

PLACING AGREEMENT

Relating to placing of 644,100,000 H Shares
of par value RMB1.00 each
in Aluminum Corporation of China Limited
(comprising 600,000,000 new H Shares and
44,100,000 H Shares to be converted from Domestic Shares)

__________________________________________

THIS PLACING AGREEMENT is made on 9th May 2006 BETWEEN:

(1)

Aluminum Corporation of China Limited (a joint stock limited company incorporated in the People's Republic of China with limited liability) whose registered office is situated at 12 B, Fuxing Road, Beijing 100814, PRC (the "Company"); and

(2)

J.P. Morgan Securities Ltd. of 10 Aldermanbury, London EC2B 7RF, CLSA Limited whose registered office is situate at 18/F., One Pacific Place, 88 Queensway, Hong Kong and China International Capital Corporation Hong Kong Securities Limited of Suite 2307, 23/F., One International Finance Centre, 1 Harbour View Street, Central, Hong Kong (the "Placing Agents" and each a "Placing Agent").

WHEREAS:

(A)

The Company has at the date of this Agreement an issued and registered capital of RMB11,049,876,153, divided into 3,299,865,968 H Shares of RMB1.00 each and 7,750,010,185 Domestic Shares of RMB1.00 each.

(B)

The Company obtained approval from shareholders at the Company's 2004 Annual General Meeting held on 9th June, 2005, pursuant to which the Company was granted an unconditional general mandate (the "General Mandate") to allot and issue additional H Shares in the ordinary share capital of the Company up to 20 per cent. of the aggregate nominal amount of H Shares of the Company in issue within the Relevant Period (as hereinafter defined).

(C)

Pursuant to the General Mandate, the Company proposes to allot and issue 600,000,000 new H Shares (the "New Shares") and to offer for sale 44,100,000 H Shares upon conversion of 44,100,000 Domestic Shares (the "Sale Shares") by the National Social Security Fund Council of the PRC (the "NSSF"), such Sale Shares to be allocated from Aluminum Corporation of China ("Chinalco") to NSSF as referred to in Recital (D), in a placing.

(D)

Pursuant to the approval of the State-owned Assets Supervision and Administration Commission ("SASAC") dated 3 April 2006, SASAC has approved the allocation of the Sale Shares from Chinalco to the NSSF. On 11 April 2006, the NSSF entrusted the Company to effect a sale of the Sale Shares as part of the Placing, referred to in Recital (C), and to remit the entire net proceeds of such sale to the NSSF.

(E)	The Company obtained the approval dated 28 April 2006 of the China Securities Regulatory Commission approving the Placing.

(F)

The Placing Agents, in reliance upon the representations, warranties and undertakings of the Company contained herein, have agreed to procure on a several basis in accordance with Clause 2.1, as agents of the Company and the NSSF, subscribers for or purchasers of, or failing which themselves to subscribe or purchase on a several basis in accordance with Clause 2.1, the New Shares and the Sale Shares at the Placing Price (as hereinafter defined) upon the terms and conditions set out in this Agreement (the "Placing").

IT IS HEREBY AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement (including the Recitals hereto) unless specifically provided otherwise or the context otherwise requires.

(a)	the following definitions are used:

"Accounts Date" means 31st December, 2005, being the date to which the last consolidated audited accounts of the Company were published in the annual report of the Company;

"ADRs" means American Depositary Receipts of the Company, each representing ownership of 100 H Shares, which are listed on NYSE;

"Agreement" means this placing agreement as amended or varied from time to time by an agreement in writing duly executed by the Parties;

"Alcoa" means Alcoa International (Asia) Limited, a limited company incorporated under the laws of Hong Kong;

"Associate" has the meaning ascribed thereto under Rule 1.01 of the Listing Rules;

"Business Day" means any day (excluding Saturdays) on which commercial banks generally are open for business in Hong Kong;

"CCASS" means the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited;

"Chinalco" means Aluminum Corporation of China;

"Companies Ordinance" means the Companies Ordinance (Cap. 32 of the Law of Hong Kong) for the time being in force;

"CSRC" means China Securities Regulatory Commission;

"Domestic Shares" means domestic ordinary shares, par value of RMB1.00 per share, in the ordinary share capital of the Company, which are subscribed for in RMB;

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"Group" means the Company and its Subsidiaries and the expression "member of the Group" shall be construed accordingly;

"Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China;

"Hong Kong Share Registrar" means the share registration agent of the Company in Hong Kong, Hong Kong Registrars Limited;

"HK$" means Hong Kong dollars, the lawful currency of Hong Kong;

"H Shares" means overseas listed foreign invested shares, par value of RMB1.00 per share, in the ordinary share capital of the Company which are subscribed for and traded in Hong Kong dollars and which are listed on the Stock Exchange (and the ADRs representing H Shares are listed on NYSE);

"Indemnified Persons" means each of the Placing Agents and any person or persons appointed as its sub-placing agents pursuant to Clause2.2 together with their respective affiliates, their respective directors, officers, agents and employees and any other entity or person, if any, controlling any Placing Agent or any such sub-placing agents or any of their respective affiliates within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and "Indemnified Person" means any one of them;

"Listing Rules" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"New Shares" means 600,000,000 new H Shares to be issued and allotted pursuant to the General Mandate and the Placing;

"NSSF" means the National Social Security Fund Council of the PRC;

"NYSE" means The New York Stock Exchange, Inc.;

"Parties" means the named parties to this Agreement and their respective successors and permitted assigns;

"Placees" means the subscribers or purchasers of the Placing Shares pursuant to this Agreement comprising professional, institutional and other investors independent of the Company, the directors, promoters, supervisors, substantial shareholders and chief executive (as those terms are defined in the Listing Rules) of the Company, its Subsidiaries and their respective Associates selected and procured by or on behalf of the Placing Agents as contemplated by this Agreement;

"Placing Announcement" means the press announcement in the agreed form and set out in Schedule 1 proposed to be issued by the Company in substantially such form as soon as reasonably practicable immediately following the execution of this Agreement;

"Placing Commission" means a commission to be paid in respect of the Placing Shares set out in Clause 7.2;

"Placing Completion" means completion of the obligations of the parties under this Agreement pursuant to Clause 3 of this Agreement;

"Placing Completion Date" means the Business Day immediately after receipt of the listing approval referred to in Clause 2.5 or such other time and date as the Company and the Placing Agents shall agree on which completion of this Agreement shall take place pursuant to Clause 3;

"Placing Price" means HK$7.25 per Placing Share;

"Placing Shares" means the 600,000,000 New Shares and the 44,100,000 Sale Shares to be placed pursuant to the terms set out in this Agreement;

"PRC" means the People's Republic of China excluding Hong Kong, Macau and Taiwan;

"Previous Announcements" means the annual report of the Company for the year ended on the Accounts Date, and any and all other announcements, reports and circulars issued by the Company on the Stock Exchange, NYSE and/or to the shareholders of the Company and any public filings with the SEC and any other statutory filings and registrations since the Accounts Date;

"Proceedings" means claims, actions, liabilities, demands, proceedings or judgments;

"Regulation D" means Regulation D under the Securities Act;

"Regulation S" means Regulation S under the Securities Act;

"Relevant Period" means the period from the passing of the resolution (the "Resolution") relating to the General Mandate at the 2004 annual general meeting of the Company dated 9th June, 2005 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of the Resolution;

(ii)	the expiration of the 12-month period following the passing of the Resolution; and

(iii)	the date on which the authority set out in the Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting;

"RMB" means the lawful currency of the PRC, the basic denomination of which is Yuan;

"Rule 144A" means Rule 144A under the Securities Act;

"Sale Shares" means 44,100,000 Domestic Shares to be allocated by Chinalco to the NSSF to be converted into 44,100,000 H Shares and to be sold in the Placing;

"SEC" means the United States Securities and Exchange Commission;

"Selling Shareholder" means the NSSF as owner of the Sale Shares;

"SFC" means the Securities and Futures Commission of Hong Kong;

"Securities Act" means the United States Securities Act of 1933, as amended;

"Shares" means the Domestic Shares and H Shares of the Company;

"Stock Exchange" means The Stock Exchange of Hong Kong Limited;

"Subsidiary" has the same meaning as in Section 2 of the Companies Ordinance;

"United States" has the meaning given in Regulation S under the Securities Act; and

"US$" means United States dollars, the lawful currency of the United States.

(b)	In this Agreement, unless otherwise specified:

(i)	references to Clauses and Schedules are to clauses of and the schedules to this Agreement;

(ii)	words importing the singular include the plural and vice versa, words importing a gender include every gender and references to person include bodies corporate or unincorporated;

(iii)	any document expressed to be "in the agreed form" means a document approved by the parties hereto and for the purpose of identification signed by the Company and the Placing Agent;

(iv)	the words "include", "includes" and "including" as used herein shall be construed as if followed by the words, "without limitation"; and

(v)	the Schedules shall constitute a part of, and are hereby incorporated into, this Agreement.

1.2	Headings are for convenience only and shall not affect the construction of this Agreement.

2.	APPOINTMENT OF THE PLACING AGENTS AND THE PLACING OBLIGATIONS

2.1

The Company (for itself and as attorney on behalf of the Selling Shareholder) hereby appoints the Placing Agents to the exclusion of all others as its sole agents, severally (and not jointly nor jointly and severally) to procure Placees for the Placing Shares at the Placing Price on the terms and subject to the conditions set out in this Agreement and the Placing Agents, relying on the representations, warranties and undertakings on the part of the Company contained herein and subject to the conditions mentioned hereinafter, accepts such appointment on the terms and subject to the conditions set out in this Agreement. Subject as specifically provided in this Agreement, any transaction carried out by the Placing Agents pursuant to this Agreement (other than any subscription or purchase by the Placing Agents of Placing Shares as principals pursuant to Clause 2.6) shall constitute a transaction carried out by the Placing Agents at the request of the Company and the Selling Shareholder and as their agents and not on account of or for the Placing Agents. The Placing Agents shall not be responsible for any loss or damage to the Company or the Selling Shareholder or any third parties arising from any such transaction or for any alleged insufficiency of the Placing Price (other than as a result of a breach by the relevant Placing Agent of the terms of this Agreement) or to any party in connection with the Placing.

The obligations of the Placing Agents under this Agreement (and, in particular, each of their obligations in relation to the placing of the Placing Shares) shall be several only, and shall be in the following amounts:

Placing Agent	Placing Shares

J.P. Morgan Securities Ltd.	386,460,000 H Shares
CLSA Limited	193,230,000 H Shares
China International Capital Corporation
Hong Kong Securities Limited	64,410,000 H Shares

None of the Placing Agents shall be liable for any failure on the part of any of the other Placing Agents to perform its obligations under this Agreement. Notwithstanding the foregoing, each of the Placing Agents shall be entitled to enforce any or all of its rights under this Agreement either alone or jointly with the other Placing Agent.

2.2

The Company (for itself and as attorney on behalf of the Selling Shareholder) hereby confirms that the appointment pursuant to Clause 2.1 confers on each of the Placing Agents in accordance with the provisions hereof all powers, authorities and discretions on their behalf which are reasonably necessary for, or reasonably incidental to, the making of the Placing (including the power and authority to delegate its functions hereunder to any other person or persons to act as agent or agents of the Placing Agent), and the Company (for itself and on behalf of the Selling Shareholder) hereby approves, ratifies and confirms everything which each Placing Agent may lawfully do or have done pursuant to or in anticipation of the terms of such appointment, powers, authorities and discretions in accordance with this Agreement. The Company (for itself and as attorney on behalf of the Selling Shareholder) agrees promptly on the reasonable request by each Placing Agent, to execute or do, or procure that there shall be executed and done, all such documents and things as such Placing Agent may deem necessary for such purposes. Each Placing Agent confirms and undertakes that it shall require persons to whom it delegates its functions hereunder or any sub-placing agents to observe the provisions of this Agreement and the applicable provisions of the Listing Rules.

2.3

The Placing Shares shall be offered by the Placing Agents as agents for the Company and the Selling Shareholder at the Placing Price (together with such brokerage, Stock Exchange trading fee, and SFC transaction levy as may be payable by Placees) during the period from the time of signature of this Agreement up to the Placing Completion Date (or such later time and date as the Company (for itself and on behalf of the Selling Shareholder) and the Placing Agents may agree in writing).

2.4

The Company (for itself and as attorney on behalf of the Selling Shareholder) shall procure that the Placing Shares shall be allotted and issued or sold pursuant to the Placing free and clear from all liens, charges and encumbrances, claims, options and third party rights and together with all rights attaching thereto at the Placing Completion Date, including the right to receive all dividends or other distributions thereafter declared, made or paid on the Placing Shares.

2.5

Notwithstanding the other provisions contained herein, the Placing is conditional upon the listing of, and permission to deal in, the Placing Shares being granted by the Stock Exchange on or before 12:00 noon on 25 May 2006 (or such later time and date as the Company and the Placing Agents may agree in writing) (the "Long Stop Date").

If the condition referred to above is not fulfilled on or prior to the Long Stop Date, this Agreement shall terminate and none of the Company or the Placing Agents shall have any claim against the other for damages, compensation or otherwise and provided that the Company shall remain liable for the payment of any reasonable costs, charges and expenses referred to in Clause 7.2 (excluding the Placing Agents' legal fees and expenses). The Company shall use its best endeavours to procure that the condition set out in this Clause 2.5 is fulfilled on or before the Long Stop Date. The Placing Agents shall promptly provide to the Stock Exchange all information concerning themselves and the Placees in accordance with the relevant provisions of the Listing Rules and as the Stock Exchange may require.

2.6

The Placing Agents shall be entitled to conduct and undertake the Placing in such manner as they think fit, including, without prejudice to the generality of the foregoing, the manner of reporting the transaction to the Stock Exchange and the SFC and the choice of Placees, subject to compliance with the requirements of the Listing Rules.

2.7

The Placing Agents as agents of the Company severally agree themselves or through their sub-placing agent(s) to procure Placees for, or failing which themselves to subscribe for or purchase, the Placing Shares at the Placing Price (together with such brokerage, Stock Exchange trading fee, and SFC transaction levy as may be payable by Placees) on a several basis in accordance with Clause 2.1 and on the terms set out in this Agreement.

2.8

The Placing Shares shall be offered by the Placing Agents to not less than six Placees in board lots of 2,000 H Shares. The choice of Placees for the Placing Shares shall be determined solely by the Placing Agents, subject to the requirements of the Listing Rules, in particular, the Placing Guidelines in Appendix 6 of the Listing Rules.

2.9	By no later than 5:00 p.m. on 12 May 2006, the Placing Agents shall deliver to the Stock Exchange:

(a)

a schedule showing particulars of the Placees as required by the Stock Exchange, number of Placing Shares subscribed for or purchased by each Placee and the details of the CCASS stock accounts for the issue or sale of such Placing Shares; and

(b)

such other information as required by the Stock Exchange and/or the relevant regulatory authority or governmental agency in Hong Kong for delivery to the Stock Exchange and/or the relevant regulatory authority or governmental agency in Hong Kong.

3.	PLACING COMPLETION

3.1

Upon signing of this Agreement and before Placing Completion, the Company shall and each of the Placing Agents shall on a several basis, in respect of any documents required to be signed by it, deliver to, or procure the delivery to the Placing Agents or as the Placing Agents may direct:

(a)	a certified true copy of the board minutes of the Company approving the entering into of this Agreement by the Company, the Placing and all activities in connection with the Placing;

(b)	copies of the instruction to the Hong Kong Share Registrar and CCASS informing them of the appointment of the Placing Agents as the placing agents of the Company in connection with the Placing;

(c)

copies of instruction letters, placing forms and other documents issued by the Company to HKSCC Nominees Limited and the Hong Kong Share Registrar required for the deposit by the Placing Agents of the Placing Shares into CCASS;

(d)	a certified true copy of the approval of the Stock Exchange granting the listing and permission to deal in the Placing Shares;

(e)

a certified true copy of the approval dated 28 April 2006 by the CSRC approving the Placing and the approval of the SASAC dated 3 April 2006 approving the allocation of the Sale Shares from Chinalco to the NSSF; and

(f)	a PRC legal opinion in respect of the Placing issued by the Company's PRC Counsel, Haiwen & Partners in the form agreed by the Placing Agents.

3.2	On or before 12:00 noon on the Placing Completion Date, the Company shall:

(a)

issue and allot or transfer to, or for the benefit of, the Placees such number of Placing Shares fully paid as subscribed for or purchased by them and shall procure that the Placees, or, as appropriate, HKSCC Nominees Limited, are registered on the Company's H Share register in Hong Kong in respect thereof; and

(b)

provide to the Placing Agents either definitive share certificates issued in the names of the relevant Placees in respect of the relevant number of the Placing Shares subscribed for or purchased by each Placee or (if requested by a Placee) evidence satisfactory to the Placing Agents that the Company has issued and the Selling Shareholder has transferred the relevant share certificate(s) in the name of HKSCC Nominees Limited and delivered such certificates to Hong Kong Securities Clearing Company Limited for credit to each Placee's CCASS stock account in accordance with the Placee details as provided by the Placing Agents.

3.3

Against compliance by the Company with its obligations pursuant to Clause 3.2, the Placing Agents shall on a several basis on or before 12:00 noon on the Placing Completion Date, make or procure the making of payment in Hong Kong dollars to the Company (for itself and on behalf of the Selling Shareholder) in immediately available funds of an amount equal to the Placing Price multiplied by the Placing Shares less the Placing Commission, the brokerage, Stock Exchange trading fee and SFC transaction levy payable by the Company and the Selling Shareholder and/or any expenses that are deductible as referred in Clause 7, the payment of which shall constitute a complete discharge of the Placing Agents' obligations to subscribe for or purchase, or procure subscribers for or purchasers of, the Placing Shares hereunder. Such payment shall be made for value on the Placing Completion Date and to such bank account held with a leading bank in Hong Kong as may be notified by the Company (for itself and on behalf of the Selling Shareholder) to the Placing Agents at least one Business Day before Placing Completion.

4.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

4.1	The Company hereby represents, warrants and undertakes to the Placing Agents that:

(a)	the information contained in Recitals (A), (B), (C), (D), (E) and (F) is true and accurate;

(b)	(i)

all necessary authorisations, consents and approvals (including without limitation in the PRC, in the United States and in Hong Kong and the approval of the CSRC for the issue of the Placing Shares), save for the satisfaction of the condition under Clause 2.5, have been obtained to enable the Placing Shares to be issued, offered and placed in accordance with this Agreement and listed on the Stock Exchange by the Company, the Company has power under its constitutional documents to permit its entry into this Agreement and the Placing in the manner set forth herein and this Agreement (and its performance) has been duly authorised (such authorisation remaining in full force and effect) and executed by the Company and constitutes legally binding obligations of the Company, and in entering into this Agreement the Company does not do so in breach of any existing obligation or applicable legislation and/or any rules and regulations; subject to the obtaining of the listing approval referred to in Clause 2.5, there is no authorization, consent, approval or notification required for the purposes of or as a consequence of the Placing either from governmental, regulatory or other public bodies (including, without limitation, the Stock Exchange) or authorities or courts or from any third party pursuant to any contractual or other arrangement to which the Company or any other member of the Group is a party which has not been obtained, and all necessary authorizations, approvals, consents and licenses relating to the same have been unconditionally obtained and are, and will be in full force and effect;

(ii)

the Selling Shareholder is the beneficial owner of the Sale Shares; it has the necessary power and authority to sell the Sale Shares hereunder free and clean of all liens, encumbrances, equities or other third party rights, and together with all rights attaching thereto at Placing Completion; and it has duly and validly authorised the Company to sell the Sale Shares on its behalf as part of the Placing;

(c)

the New Shares to be issued by the Company and the Sale Shares to be sold by the Selling Shareholder hereunder have been duly and validly authorized, and, when issued and delivered against payment therefor pursuant to this Agreement, will be duly and validly issued fully paid up and ranking pari passu in all respects with the other H Shares in issue as at the Placing Completion Date, including the right to receive all dividends and distributions which may be declared made or paid after the Placing Completion Date and will be issued free and clear of all liens, encumbrances, equities or other third party rights;

(d)

neither the Company, the Selling Shareholder nor any of their respective affiliates (as defined in Rule 405 under the Securities Act), or any person acting on its or their behalf (other than the Placing Agents or any of their affiliates as to which no representation is made) has engaged, or will engage, in any "directed selling efforts" (as defined in Regulation S) with respect to the Placing Shares;

(e)

all statements of fact contained in the Placing Announcement (other than those relating to statements as to the independence of placing agents and placing investors) are true and accurate in all material respects and are not misleading in any material respect in the form and context in which they appear, all expressions of opinion, intention or expectation contained therein are made on reasonable grounds and are truly and honestly held by the directors of the Company and are fairly based, all forecasts, and estimates therein are honest and fair and there are no other facts omitted the omission of which makes any such statement or expression in the Placing Announcement misleading in any material respect or which are or might be material in the context of the Placing;

(f)

neither the Company nor the Selling Shareholder is in possession of any non-public information relating to the Company or their respective businesses the release of which could materially affect the trading price of the Shares and there is not in existence any material information relating to the Company which will be required to be disclosed by the Company under the Listing Rules;

(g)

all material information (whether oral, written, electronic or in any other form) supplied by the Company or any of its officers, directors, employees or advisers, for the purpose of or in connection with the Placing, and all information and records of the Company supplied or published by the Company for dissemination to the public (including annual reports, statutory filings and registrations) were, when supplied or published, true and accurate in all material respects and not misleading. With respect to all the Previous Announcements, all statements of fact contained therein were true and accurate in all material respects and were not misleading in any material respect and all expressions of opinion or intention contained therein were made on reasonable grounds and were truly and honestly held by the directors of the Company and were fairly based and there were no other facts omitted so as to make any such statement or expression in any of the Previous Announcements misleading in any material respect or which would or might have been material in the context in which the Previous Announcements were made;

(h)

the consolidated balance sheet of the Group as at the Accounts Date and the consolidated profit and loss account of the Group for the financial year ended on that date (including the notes thereto) as set out in the annual report and accounts of the Group for the year ended on the Accounts Date (collectively, the "Accounts") together gave a true and fair view of the state of affairs of the Group as at the Accounts Date and of the profits or losses of the Group for the financial year ended on that date and were prepared in accordance with accounting principles generally accepted in Hong Kong consistently applied;

(i)

save as disclosed in the Placing Announcement or the Previous Announcements, since the Accounts Date, the business of the Group has been carried on in the ordinary and normal course and no contracts or commitments of an unusual or unduly onerous nature have been entered into by any member of the Group; there has been no material depletion in the net assets of the Group taken as a whole; and there has been no material adverse change, nor any development reasonably likely to involve a prospective material adverse change, in the financial or trading position or prospects of the Group taken as a whole;

(j)

save as disclosed in the Placing Announcement or the Previous Announcements, neither the Company nor any of its Subsidiaries is engaged in any litigation, arbitration or governmental proceeding which (individually or in aggregate) may have or have had during the twelve months preceding the date hereof a material adverse effect on the financial or trading position or prospects of the Group or which individually or collectively are material for disclosure in the context of the Placing and no such litigation, arbitration or proceeding is threatened or pending; nor, to the best of the knowledge, information and belief of the directors of the Company are there any circumstances which may give rise to any such litigation, arbitration or proceeding;

(k)

so far as the directors of the Company are aware after reasonable enquiries and to the best of their knowledge, no circumstances or events have arisen or occurred or are likely to arise or occur such that any person is (or could, with the giving of notice and/or lapse of time and/or fulfilment of any condition and/or the making of any determination, become) entitled to repayment of any material indebtedness prior to its due date for payment by any member of the Group, or to take any step to enforce any security for any such indebtedness of any member of the Group and no person to whom any indebtedness for borrowed money of any member of the Group which is payable on demand is owed has demanded or threatened to demand repayment of the same; no member of the Group is party to or under any obligation which is material and which is of any unusual or unduly onerous nature; neither this Agreement nor the Placing will constitute or give rise to a breach of or default under any agreement or other arrangement to which the Company or any other member of the Group is party or give rise to any rights of any third party in respect of any assets of the Group;

(l)

the Company is not in material breach of any rules, regulations or requirements of the Stock Exchange, NYSE, the SFC, the SEC, the CSRC or any other regulatory authority or governmental agency (and, without limiting the foregoing, all announcements required to be made by the Company under or in accordance with any such rules, regulations or requirements, have been duly made); the Company has complied and will comply with all other applicable rules, regulations and other requirements material or relevant to the transactions contemplated by this Agreement (including rules governing restrictions on and/or disclosure of dealings);

(m)

the Company has adopted a code for transactions in its securities by its directors no less stringent than the Model Code for Securities Transactions by Directors of Listed Companies set out in the Listing Rules and such Code has been and will be fully complied with in connection with the Placing;

(n)

the Company will make all appropriate disclosures pursuant to, and will comply in all respects with, the Listing Rules, and any applicable provisions of the Hong Kong Code on Takeovers and Mergers and the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) in connection with the Placing;

(o)

each member of the Group has been duly incorporated and is validly existing under the laws of the jurisdiction of its incorporation; without limiting the foregoing, no person has any outstanding warrant, option, pre-emptive right or any other right of any description to require Shares to be allotted or issued by the Company;

(p)

the Company is a "foreign issuer" (as such term is defined in Regulation S) which reasonably believes that there is no "substantial U.S. market interest" (as such term is defined in Regulation S) in the Placing Shares or securities of the Company of the same class as the Placing Shares;

(q)

each member of the Group has power to own its assets and to conduct its business in the manner presently conducted and there has been no petition filed, order made or effective resolution passed for the liquidation or winding up of any member of the Group.

(r)

the Company will promptly provide the Placing Agents, at their reasonable request, with all such information known to it or which on reasonable enquiry ought to be known to it relating to the Group as may be required by the Placing Agents in connection with the Placing for the purpose of complying with any applicable law, regulation or direction (including the establishment of any defence to any action under any of the same, whether relating to due diligence or otherwise) or any requirement of the Stock Exchange, the NYSE, the SFC, the SEC, the CSRC or any other applicable regulatory body;

(s)

the Company is not aware of any circumstances whereby the listing of the H Shares (including Placing Shares) will be suspended (other than suspension resulting from any delay in clearance of the Placing Announcement in connection with the Placing by the Stock Exchange), cancelled or revoked;

(t)

there is no order, decree or judgement of any court or governmental agency or regulatory body outstanding or so far as the directors of the Company are aware after reasonable enquiries and to the best of their knowledge, anticipated against the Company and/or any of its Subsidiaries nor is there any investigation or enquiry by any governmental agency or regulatory body outstanding or so far as the directors of the Company are aware after reasonable enquiries and to the best of their knowledge, anticipated against the Company and/or its Subsidiaries which may have or has had a material adverse effect upon the financial position of the Company and/or any its Subsidiaries or which is material in the context of the Placing;

(u)

neither the Company, the Selling Shareholder nor any of their respective affiliates (as defined in rule 501(b) of Regulation D under the Securities Act) nor any person acting on its or their behalf has taken, directly or indirectly, any action designed to cause or result in, or that has constituted or which might reasonably be expected to cause, or to result in, the stabilisation in violation of applicable laws or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placing Shares;

(v)

none of the Company, the Selling Shareholder nor any of their respective Affiliates, nor any person acting on behalf of any of them, has taken or will take, directly or indirectly, any action which would constitute a violation of Regulation M under the Exchange Act in connection with the Placing; and none of the Company, the Selling Shareholder nor any of their respective Affiliates, nor any person acting on behalf of any of them, will, either alone or with one or more other persons, until such time as the Placing Agent shall have notified the Company of the completion of the placing of the Placing Shares being made within the United States, bid for or purchase, for any account in which the Company or any of its respective Affiliates has a beneficial interest, any Shares, or induce or attempt to induce any other person to bid for or purchase any Shares or any right to purchase Shares, unless an exemption from Regulation M under the Exchange Act is available;

(w)

none of the Company, the Selling Shareholder nor any of their respective affiliates (as defined in Rule 501(b) of Regulation D), nor any person acting on its or their behalf (i) has made or will, directly or indirectly, make offers or sales of any security, or solicited or will, directly or indirectly, solicit offers to buy, or otherwise negotiated or will negotiate in respect of, any security, under circumstances that would require the registration of the Placing Shares under the Securities Act; or (ii) has engaged or will, directly or indirectly, engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Placing Shares in the United States;

(x)

if any sales of Placing Shares are made by the Company in the United States through the Placing Agent (or any of Placing Agent's affiliates as agent), then not later than 15 days after the date of the first sale of the Placing Shares in the United States, the Company shall file with the SEC, in the manner required by Rule 503 of the SEC under the Securities Act, a Form D relating to the Placing Shares; the Company shall file with the SEC any amendment to such Form as may be required by such rule or any successor provision. The Company will also make such other notice of sale filings as may be required under the laws of the states of the United States; and the Company shall as soon as practicable provide copies of such forms, amendments and notices to the Placing Agent;

(y)

none of the Company, the Selling Shareholder nor any of their respective subsidiaries nor any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently designated as a "Specially Designated National" by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and neither the Company nor the Selling Shareholder will directly or indirectly use the proceeds of the sale of the Placing Shares or direct such proceeds towards funding or financing any person, government, entity or activity that is subject to sanctions administered by the OFAC, including any "Specially Designated National" or "Blocked Person";

(z)

the Company shall procure that, until the expiration of 40 days after the Completion Date, securities shall not be permitted to be deposited with the depositary administering the Company's American Depositary Receipts program;

(aa)

the Placing will not constitute a violation by the Company, the Selling Shareholder or any of their respective Affiliates, nor any person acting on behalf of any of them, of Section 10(b) of, or Rule 10b-5 under, the Exchange Act;

(bb)

at any time when the Company is neither subject to the periodic reporting requirements of Section 13 or 15(d) of the Exchange Act nor exempt from such reporting pursuant to Rule 12g3 2(b) thereunder, the Company will, upon request of a holder of Placing Shares or a prospective purchaser (as designated by such holder), to any such holder or prospective purchaser of Placing Shares the information required to be delivered to such persons pursuant to Rule 144A(d)(4) under the Securities Act;

(cc)

within the six months preceding the date of this Agreement, neither the Company, nor any person acting on its behalf has offered or sold to any person any H Shares or any securities of the same or a similar class as the Placing Shares. The Company will take reasonable precautions designed to ensure that any offer or sale, direct or indirect of any H Shares or any substantially similar securities issued by the Company, within six months subsequent to the date on which the distribution of the Placing Shares has been completed (as notified to the Company and the Vendors by the Placing Agent), is made under restrictions and other circumstances reasonably designed to ensure that any such offer or sale will not affect the status of the offer and sale of the Placing Shares contemplated by this Agreement as transactions exempt from the registration provisions of the Securities Act;

(ee)	the Company is not, and as a result of the offer and sale of the Placing Shares contemplated herein will not, be an investment company (as defined in the Investment Company Act); and

(ff)

the Company is not, and as a result of the offer and sale of the Placing Shares will not, be a foreign personal holding company or a passive foreign investment company for the purposes of the United States Internal Revenue Code of 1986, as amended.

4.2

Each of the Placing Agents represents, warrants and undertakes to the Company on a several basis that no action has been taken to permit a public offering on the Placing Shares in any jurisdiction where action would be required for such purpose. In particular,

(a)	United States

(i)

The Placing Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the Securities Act.

(ii)

The Placing Shares will be offered and sold only (x) outside the United States, in offshore transactions as defined in, and in accordance with, Rule 903 of Regulation S or (y) within the United States, to "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act.

(iii)

Neither the Placing Agent nor its affiliates (as defined in Rule 501(b) of Regulation D under the Securities Act) nor any person acting on its or their behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of the Placing Shares in the United States.

(iv)

All offers and sales of the Placing Shares shall only be made under restrictions and other circumstances designed to preclude a distribution that would otherwise require registration of the Placing Shares under the Securities Act and in all cases in compliance with the Securities Act, the U.S. Securities Exchange Act of 1934 and applicable United States laws.

(b)	United Kingdom

The Placing Shares have not been approved by an authorized person in the United Kingdom and has not been registered with the Registrar of Companies in the United Kingdom. Each of the Placing Agents represents and agrees that (a) it has not offered or sold and, prior to the expiry of the period of six months from the Placing Completion Date, will not offer or sell any Placing Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended), and where applicable, provisions of the Financial Services and Markets Act 2000 of the United Kingdom ; (b) (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of its business and (ii) it has not offered or sold and will not offer or sell any Placing Shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their business or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purpose of their business where the issue or sale of the Placing Shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Company; (c) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Placing Shares in circumstances in which Section 21 (1) of the FSMA does not apply to the Company; and (d) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Placing Shares in, from or otherwise involving the United Kingdom.

(c)	Hong Kong

Each of the Placing Agents represents and agrees that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Placing Shares other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or as agent, or otherwise in circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap.32 of the Laws of Hong Kong) and do not constitute an offer to the public within the meaning of that Ordinance; (ii) it has not issued or caused to be issued and will not issue or cause to be issued advertisement, invitation or documents in relation to the Placing Shares whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (unless permitted to do so under the securities laws of Hong Kong) other than with respect to Placing Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) and any rules made thereunder.

(d)	General

Each of the Placing Agents represents and agrees that it will not offer, sell or deliver any Placing Shares or distribute or publish any documents (including, without limitation to the foregoing, any prospectus, form of application, offering circular, advertisement or other offering material or any report or other document calculated to invite or lead to offers or agreements being made to subscribe Placing Shares) or make any representations or statements in relation to the Placing in any country or jurisdiction except such as, and under circumstances that, will not result in or constitute a breach of any applicable laws and regulations or give rise to a requirement for any prospectus to be published or filed or any registration or qualification to be made or obtained (other than such as are made or obtained by the Placing Agent) in any country or jurisdiction.

4.3

Each of the Placing Agents represents and warrants to the Company that it has the full right, power and authority to enter into and perform its obligations under this Agreement and all necessary authorisations, approvals and consents relating to the same have been, or will, prior to completion of the Placing, be in full force and effect, and this Agreement is a legal, valid and binding agreement of the Placing Agents enforceable in accordance with its terms. Each of the Placing Agents hereby represents, warrants and undertakes with the Company that it will not offer or sell any Placing Shares in any jurisdiction and it will and will procure that its sub-placing agents will comply with the relevant selling restrictions under applicable laws and regulation in respect of the Placing.

4.4

The representations, warranties and undertakings set out in this Clause 4 are given as at the date hereof and shall remain true and accurate and in force up to and including the Placing Completion as if given or made on such date, with reference in each case to the facts and circumstances then subsisting. Each party undertakes to notify the other parties of any matter or event coming to its attention prior to the Placing Completion which shows or may show any of the representations, warranties and undertakings set out in this Clause 4 to be or to have been untrue, inaccurate or misleading.

5.	INDEMNITY

5.1

The Company (for itself and on behalf of the Selling Shareholder) undertakes to each of the Placing Agents for itself and as trustees for each other Indemnified Person to indemnify and hold harmless each Indemnified Person against all or any costs, expenses (including legal fees as they are reasonably incurred), fees, losses and liabilities arising from Proceedings (including, but not limited to, all such losses, costs, charges, expenses and liabilities which the relevant Indemnified Person may pay or incur in investigating, disputing or defending any Proceedings and/or in establishing its rights to be indemnified pursuant to this Clause and/or in seeking advice in relation to any Proceedings) brought or established or threatened to be brought or established against any of the Indemnified Person by any Placee or by any governmental agency, regulatory body or other person:

(a)	directly or indirectly arising out of or in connection with any breach or alleged breach of any of the representations, warranties and undertakings of the Company contained in this Agreement;

(b)

which are, directly or indirectly, occasioned by or resulting from or are attributable to the performance by the Placing Agent of its obligations under this Agreement in relation to the Placing and which do not in any such case arise from the Placing Agent's gross negligence, or wilful default as determined by final judgment of a court of competent jurisdiction; or

(c)

in respect of any breach or alleged breach of any applicable laws or regulations of any jurisdiction resulting from the Placing which do not arise from the Placing Agent's gross negligence or wilful default as determined by final judgment of a court of competent jurisdiction.

It is hereby confirmed and acknowledged by the Company that the Placing Agents' willingness to enter into this Agreement depends upon the provision by the Company of the undertakings set out in this Clause 5.1 and that without such undertaking the transactions contemplated in this Agreement may not have proceeded.

The Company agrees that none of the Indemnified Persons will have any liability (save for the obligations imposed on them under this Agreement) to the Company or any other person, directly or indirectly, arising out of or in connection with the Placing or any transactions contemplated hereby.

5.2

The indemnities contained in Clause 5.1 shall remain in full force and effect notwithstanding completion of the Placing in accordance with the terms set out in this Agreement. The relevant Indemnified Person shall be entitled to have full control over the conduct of any such Proceedings, provided that it shall as soon as reasonably practicable give notice to the Company and provide the Company with copies of correspondence and documentation and shall not make any admission of liability, settlement, compromise or consent to the entry of any judgment with respect to any actual, pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder whether or not the Company is an actual or potential party to such claim or action without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed). The Company shall not make any admission of liability or settlement of any such Proceedings without the prior written consent of the Placing Agents (such consent not to be unreasonably withheld or delayed).

6.	RESTRICTIONS

6.1

In order to induce the Placing Agents to enter into this Agreement and in consideration of the obligations of the Placing Agents hereunder, the Company undertakes to the Placing Agents that (except for (i) the Placing Shares to be allotted and issued and the Sale Shares to be sold pursuant to this Agreement and (ii) any H Shares or other securities or rights issued or granted to shareholders by way of bonus or under any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with its Articles of Association or on the exercise of rights existing at the date of this Agreement) it will not, for a period commencing from and including the date hereof until the expiry of 90 days after the date hereof (without the prior written consent of the Placing Agents) (i) allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe (either conditionally or unconditionally, or directly or indirectly, or otherwise) any H Shares or any interests in H Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to any H Shares or interest in H Shares or (ii) agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transaction described in (i) above or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above. For the avoidance of doubt, the above provision does not restrict the Company from issuing and allotting new Domestic Shares for the purpose of listing those new Domestic Shares on the stock exchanges of the PRC.

7.	COMMISSION AND EXPENSES

7.1

The Company shall (for itself and on behalf of the Selling Shareholder) pay to the Placing Agents in respect of the Placing the Placing Commission which the Placing Agents are hereby authorised to deduct from the payment to be made by them to the Company pursuant to Clause 3.3. In addition, the Placing Agents reserve the right to charge the Placees normal commission and/or brokerage and the Placing Agents shall be entitled to retain any such commission and/or brokerage.

7.2

In consideration of the services of the Placing Agents in relation to the Placing and conditional upon completion of the Placing taking place in accordance with Clause 3, the Company shall (for itself and on behalf of the Selling Shareholder) pay to the Placing Agents a total commission of HK$109,094,438.00.

Such commission shall be divided amongst the Placing Agents pro rata to their obligations as set out in Clause 2.1, with which the Company shall not be concerned.

7.3

Whether or not the Placing is completed, the Company (for itself and on behalf of the Selling Shareholder) will pay all costs associated with the Placing (excluding the Placing Agents' legal fees and expenses which shall be paid and borne by the Placing Agents), including any sellers' and purchasers' stamp duty (if applicable) payable under applicable Hong Kong and PRC laws, any Stock Exchange trading fee and SFC transaction levy payable by the Company and the Selling Shareholder in respect of the Placing Shares and all charges, fees and expenses of the Hong Kong Share Registrar in connection therewith, which amounts the Placing Agents are hereby authorized to deduct from the payments to be made by the Placing Agents to the Company and the Selling Shareholder pursuant to Clause 3.3 for the purposes of paying on the Company's and the Selling Shareholder's behalf such costs, charges, fees and expenses, provided, however, that no stamp duty shall be so deducted and paid without the Company's prior written consent.

8.	TERMINATION

8.1	Subject always to Clause 2.5 above, the obligation of the Placing Agents to proceed to Placing Completion is subject to:

(a)

there not having come to the attention of the Placing Agents at any time prior to the Placing Completion (i) any material breach of, or any event rendering untrue, incorrect or breached in any material respect, any of the representations, warranties or undertakings referred to in this Agreement or (ii) any breach of, or failure to perform, any of the other obligations of the Company which are required to be performed at or before the Placing Completion;

(b)

there not having come to the attention of the Placing Agents at any time prior to the Placing Completion (i) any significant change in financial, political, military, economic or market (including stock market) conditions or currency exchange rates or exchange controls in Hong Kong, the United States, any country of the European Union or the PRC or (ii) any suspension of dealings in the H Shares for any period whatsoever (other than suspension necessary or desirable in connection with the Placing), or any cancellation of the listing of the H Shares, on the Stock Exchange or NYSE or (iii) any adverse announcement, determination or ruling of any governmental or other regulatory body, which would (in any case mentioned in (i), (ii) or (iii) above), in the opinion of the Placing Agent, be likely to prejudice materially the success of the Placing;

(c)	there not having occurred at any time prior to the Placing Completion:

(i)

any event, or series of events in Hong Kong, the United States, any country of the European Union or the PRC, beyond the reasonable control of the Placing Agents (including, without limitation, acts of government, strikes, labour disputes, lock-outs, fire, explosion, flooding, civil commotion, economic sanctions, epidemic, terrorism, outbreak or escalation of hostilities, acts of war and acts of God);

(ii)

any material adverse change, or development in Hong Kong, the United States, any country of the European Union or the PRC (including, without limitation, the introduction of any new law or regulation or change in existing laws or regulations (or the judicial interpretation thereof) or any other similar event) (whether or not permanent) involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company or the Group as a whole, whether or not arising in the ordinary course of business;

(iii)	any significant change (whether or not permanent) in local, national or international securities market conditions or currency exchange rates or exchange controls;

(iv)	there is any such adverse change, or any development involving a prospective change, in the management, business, stockholders' equity or in the financial or trading position of the Group as a whole.

any of which events referred to in paragraph (c), in the opinion of the Placing Agents, is likely to prejudice materially the success of the Placing;

(d)

there not having been imposed any moratorium, suspension or material restriction on trading in shares or securities generally on the Stock Exchange or NYSE due to exceptional financial circumstances or otherwise at any time prior to the Placing Completion.

The Company (for itself and on behalf of the Selling Shareholder) undertakes promptly to inform the Placing Agents of any matter or circumstance which comes to its attention which may fall within (a) to (d) above. If any of such conditions shall not have been fulfilled or (alternatively) waived by the Placing Agents before the Placing Completion, this Agreement and the obligations of the Placing Agents hereunder shall ipso facto cease and terminate at that time (or at such earlier time as the relevant condition shall have become incapable of fulfilment and the Placing Agents shall have determined not to waive fulfilment and notified the same to the Company (for itself and on behalf of the Selling Shareholder)) and no party shall be under any liability to any other for costs, damages, charges, compensation or otherwise under this Agreement, except (i) in relation to obligations, agreements and liabilities arising prior to such termination (including liabilities arising prior to such termination under the representations, warranties and undertakings referred to in Clause 4), (ii) in relation to any antecedent breach of any obligation under this Agreement, (iii) that the Company shall remain liable for the payment of all costs, charges, fees and expenses referred to in Clause 7.3 already incurred or to be incurred in consequence of such termination and (iv) that the provisions of Clause 5 shall remain in full force and effect.

9.	ANNOUNCEMENTS, ETC.

9.1

Save as otherwise required by the Stock Exchange, NYSE, the SFC, the SEC, the CSRC or as required by any rules, regulations or laws to which the Company or any of its Subsidiaries is subject, the Company undertakes that no public announcement, circular, prospectus, report or communication (other than the Placing Announcement) to shareholders of the Company or to the Stock Exchange concerning the Placing or its associated transactions and/or the Company and/or any other member of its Subsidiaries which is directly related to the Placing shall be issued, made or despatched by the Company or any other member of its Subsidiaries between the date hereof and the day falling one week after the Placing Completion Date without prior written approval of the Placing Agents as to the content, timing and manner of making or despatch thereof. The Placing Agents hereby agree with the Company that such approval shall not be unreasonably withheld or delayed.

9.2

The Company will promptly make all notifications, registrations and filings as may from time to time be required in relation to the Placing Shares and the transactions contemplated under this Agreement including, without prejudice to the generality of the foregoing, all filings with the Stock Exchange.

9.3

The Company will pay any printing or publishing costs associated with the Placing and the publication of the Placing Announcement and any costs, charges, fees and expenses of the Company's share registrars in Hong Kong including their fees and expenses in effecting the transfer of the Placing Shares, and the issue of certificates therefor in board lots of 2,000 H Shares, to the Placees and, where appropriate, the Placing Agents. For the avoidance of doubt, the Company will also pay any printing or publishing costs associated with the Placing arising by virtue of the Company's ADR listing in the US.

9.4

Subject to the Placing Completion having taken place and any applicable law, rules or regulations, the Company hereby expressly consents to the Placing Agents making use of the name and/or trademark and/or logo of the Company in, or in connection with, any advertisement or publication (solely for record purposes) by the Placing Agents for their own account in respect of the Placing.

10.	ASSIGNMENT

10.1

The Company agrees and acknowledges that each of the Placing Agents shall be entitled at any time to assign, transfer or otherwise dispose of all or any of its rights and/or obligations under this Agreement or sub-contract or delegate the performance of any of its respective obligations under this Agreement to any person or persons. The Company further agrees and acknowledges that each such assignee, transferee, sub-contractor or delegate of the Placing Agent shall have the benefit of the representations, warranties, covenants, agreements and indemnities given by it herein.

10.2

Each party undertakes with the other party that it shall from time to time execute and perform and procure that there are executed and performed such further documents and acts as the other party may reasonably require to give effect to the provisions of this Agreement.

11.	TIME OF THE ESSENCE

Time shall be of the essence of this Agreement, both as to times, dates and periods, mentioned herein and as to any times, dates or periods which may by agreement in writing be substituted therefor.

12.	COSTS

Subject as specifically provided herein, each of the parties to this Agreement will bear its own costs and expenses incurred in connection with the Placing.

13.	NOTICES

Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant party at its address or fax number set out below (or such other address or fax number as the addressee has by one (1) day's prior written notice specified to the other party):

To the Company:		Aluminum Corporation of China Limited
12 B, Fuxing Road
Beijing 100814
PRC

	Fax No.:	(86 10) 63963874
	Attention:	Chen Jihua

To the Placing Agents:		J.P. Morgan Securities Ltd.
10 Aldermanbury,
London EC2B 7RF
	Fax No.:	44 20 7325 8168
	Attention:	Equity Syndicate Desk

CLSA Limited
18/F, One Pacific Place,
88 Queensway,
Central, Hong Kong
	Fax No.:	(852) 2877 0110
	Attention:	Richard Taylor

China International Capital Corporation
Hong Kong Securities Limited
Suite 2307, 23/F.,
One International Finance Centre,
1 Harbour View Street,
Central, Hong Kong
	Fax No.:	(852) 2872 2106
	Attention:	Law & Compliance Department

Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered (a) if given or made by letter, when actually delivered to the relevant address; and (b) if given or made by fax, when despatched.

14.	COUNTERPARTS

This Agreement may be executed in one or more counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart and each such counterpart shall constitute an original of this Agreement but all the counterparts shall together constitute one and the same instrument.

15.	GOVERNING LAW; SUBMISSION TO JURISDICTION

15.1	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

15.2

The parties hereto irrevocably agree that the courts of Hong Kong shall have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement. The parties each submit irrevocably to the non-exclusive jurisdiction of the courts of Hong Kong in relation to such matters.

15.3

Each of the parties hereto irrevocably waives any objection it may now or hereafter have to the laying of venue of any action or proceeding in any court and any claim it may now or hereafter have that any action or proceeding has been brought in an inconvenient forum.

15.4

Each of the parties hereto agrees that in any legal action or proceedings against it or any of its assets in connection with this Agreement (i) no immunity from such legal action or proceedings (which shall include, without limitation, suit, attachment prior to judgment, other attachment, the obtaining of judgment, execution or other enforcement) shall be claimed by it or on its behalf or with respect to its assets, (ii) it irrevocably waives any such right of immunity which it or any of its assets now have or may hereafter acquire or which may be attributed to it or to its assets and (iii) it consents generally in respect of any such legal action or proceedings to the giving of any relief or the issue of any process in connection with any such action or proceedings including, without limitation, the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgement which may be made or given to such action or proceedings.

16.	LANGUAGE

This Agreement shall be signed in an English language version with a Chinese language version for reference only. The English language version shall be the prevailing version.

IN WITNESS whereof this Agreement has been entered into the day and year first above written.

SIGNED by	)
duly authorised for and on behalf of	)
Aluminum Corporation	)	Signed Chen Jihua
of China Limited	)
in the presence of:	)

SIGNED by	)
duly authorised for and on behalf of	)
J.P. Morgan Securities Ltd.	)	Signed Fang Fang
in the presence of:	)

SIGNED by	)
duly authorised for and on behalf of	)
CLSA Limited	)	Signed Richard Taylor
in the presence of:	)

SIGNED by	)
duly authorised for and on behalf of	)
China International Capital	)	Signed Liu Jingsheng
Corporation Hong Kong Securities	)
Limited in the presence of:	)

SCHEDULE 1 PLACING ANNOUNCEMENT

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or reliance upon the whole or any part of the contents of this announcement.

The securities have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. For so long as the securities are restricted securities within the meaning of Rule 144(a)(3) under the Securities Act and until the expiration of applicable holding periods, the securities will not be eligible for deposit under any unrestricted depositary receipt facility.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Placing of H Shares and Resumption of Trading

Joint Global Coordinators, Joint Placing Agents

and Joint Bookrunners

J.P. Morgan Securities Ltd.	CLSA Limited	China International Capital Corporation
Hong Kong Securities Limited

On 9 May 2006, Aluminum Corporation of China Limited (the "Company") entered into a placing agreement (the "Placing Agreement") with J.P. Morgan Securities Ltd., CLSA Limited and China International Capital Corporation Hong Kong Securities Limited (the "Joint Placing Agents") in relation to the placing (the "Placing"), on a fully underwritten basis, of an aggregate of 644,100,000 overseas listed foreign invested shares of RMB1.00 each ("H Shares") in the share capital of the Company (the "Placing Shares") at a price of HK$7.25 per H Share (the "Placing Price").

The Placing Shares comprise (1) 600,000,000 H Shares (the "New Shares") to be allotted and issued by the Company and (2) 44,100,000 H Shares (the "Sale Shares") to be converted from the same number of existing State-owned domestic shares that are to be allocated from Aluminum Corporation of China to the National Social Security Fund Council (the "NSSF") of the PRC.

The Placing Shares represent approximately 5.83% of the existing issued share capital of the Company and approximately 5.53% of the issued share capital of the Company as enlarged by the issue of the New Shares.

The Placing Shares will be sold to no less than six independent professional and institutional investors on a fully underwritten basis subject to termination in certain events, set out below under the heading "Conditions of the Placing".

The net proceeds of the Placing of the New Shares will be approximately HK$4,247 million. The Company intends to use the net proceeds from the Placing of the New Shares for the funding of any possible acquisitions of domestic primary aluminum projects and for general corporate purposes.

The New Shares will be issued under the general mandate granted to the directors of the Company (the "Directors") at the annual general meeting of the Company held on 9 June 2005.

The Company requested for suspension of trading in the H Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") from 12:25 p.m. on 8 May 2006 pending the release of this announcement, and will request for resumption of trading in the H Shares on the Stock Exchange with effect from 9:30 a.m. on 10 May 2006.

THE PLACING AGREEMENT

Date:	9 May 2006

Parties:	(i)	The Company
	(ii)	The Joint Placing Agents

PLACING

The Joint Placing Agents agree as agents for the Company to severally procure, on a fully underwritten basis, institutional and other investors to subscribe for and purchase an aggregate of 644,100,000 Placing Shares. The Placing Shares comprise of (1) 600,000,000 New Shares to be allocated and issued by the Company; and (2) 44,100,000 Sale Shares to be converted from the same number of existing State-owned domestic shares that are to be allocated from Aluminum Corporation of China to NSSF.

INDEPENDENCE OF THE JOINT PLACING AGENTS

The Joint Placing Agents are not connected persons (as defined in the Listing Rules) of the Company or the NSSF and each of them is independent of and not connected with any promoter, supervisor, director, chief executive or substantial shareholder of the Company or the NSSF or any of their respective subsidiaries or associates (as defined in the Listing Rules).

NUMBER OF PLACING SHARES

The 644,100,000 H Shares represent approximately 19.52 per cent. and 5.83 per cent. respectively of the existing H Shares in issue and the registered capital of the Company prior to the Placing, and approximately 16.33 per cent. and 5.53 per cent. respectively of the H Shares in issue and the registered capital of the Company as enlarged by the issue of the New Shares.

PLACING PRICE

HK$7.25 per Placing Share, representing a discount of approximately 2.68 per cent to the closing price of HK$7.45 per H Share on the Stock Exchange on the previous trading day prior to suspension on 8 May 2006, being the date immediately preceding the date of the Placing Agreement and representing a discount of approximately 3.33 per cent to the average closing price of HK$7.50 per H Share of the last 5 trading days on the Stock Exchange immediately preceding 8 May 2006, and a discount of approximately 5.10 per cent to the average closing price of HK$7.64 per H Share of the last 10 trading days on the Stock Exchange immediately preceding 8 May 2006. The Placing Price was agreed after arm's length negotiation between the Company and the Joint Placing Agents.

The effective net placing price is estimated to be about HK$7.08 per H Share.

CONDITIONS OF THE PLACING

The Placing is conditional upon the Stock Exchange granting listing of and permission to deal in the Placing Shares on or before 12:00 noon on 25 May 2006 (or such later time and date the Company and the Joint Placing Agents may agree in writing) and the Placing Agreement not having been terminated by the Joint Placing Agents in accordance with the terms thereof, such as on the grounds of material breach of the representations, warranties and undertakings of the Company given in the Placing Agreement or the occurrence of certain force majeure events.

SALE BY NSSF

Pursuant to the approval of the State-owned Assets Supervision and Administration Commission ("SASAC") dated 3 April 2006, SASAC has approved, as part of the Placing, the allocation of the Sale Shares from Aluminum Corporation of China to the NSSF in accordance with the requirements of the Provisional Administrative Measures for the Reduction of State Shares and the Raising of the Social Security Fund (the "Regulations for the Reduction of State-owned Shares") of the PRC. By another approval document dated 11 April 2006, the NSSF entrusted the Company to effect a sale of the Sale Shares (to be converted into H Shares) as part of the Placing, and to remit the entire net proceeds of the sale to the NSSF. NSSF is not an existing shareholder of the Company. Pursuant to the Regulations for the Reduction of State-owned Shares, the holders of the State-owned domestic shares of the Company have to sell such number of State-owned domestic shares equivalent to 10 per cent of the proceeds to be raised in the Placing. Aluminum Corporation of China is selling the Sale Shares for itself and for Guangxi Investment (Group) Co., Ltd., Guizhou Provincial Materials Development and Investment Corporation and China Construction Bank. The other holders of State-owned domestic shares of the Company have obtained an exemption from the Ministry of Finance and are not required to sell their relevant percentage of State-owned domestic shares in the Placing.

COMPLETION OF THE PLACING

Completion is expected to take place on or before 25 May 2006 or such other time or date as the Company and the Joint Placing Agents shall agree (the "Placing Completion Date").

Shareholding Structure of the Company on the date of the Placing Agreement and on the Placing Completion Date

As at the date of	On the Placing
the Placing Agreement	Completion Date
		Percentage		Percentage
Holder of		of issued		of issued
Domestic Shares or H Shares	No. of shares	share capital	No. of shares	share capital
	(in millions)	(%)	(in millions)	(%)

Holders of Domestic Shares

Aluminum Corporation of China	4,656.3(1)	42.14	4,612.2(2)	39.59
China Cinda Asset
Management Corporation	900.6	8.15	900.6	7.73
China Construction Bank	709.8	6.42	709.8	6.09
China Orient Asset
Management Corporation	602.2	5.45	602.2	5.17
China Development Bank	554.9	5.02	554.9	4.76
Guangxi (Group) Investment Co., Ltd.	196.8	1.78	196.8	1.69
Guizhou Provincial Materials
Development and
Investment Corporation	129.4	1.17	129.4	1.11

Holders of H Shares

Alcoa International (Asia) Limited	884.2	8.00	884.2	7.59%
Other public investors	2,415.7	21.87	3,059.8	26.26%

	11,049.9	100.00	11,649.9	100.00

Notes:

(1)	Includes the 44,100,000 Sale Shares.

(2)	After allocation of the 44,100,000 Sale Shares as approved by SASAC.

GENERAL MANDATE TO ISSUE THE NEW SHARES

The New Shares will be allotted and issued under the general mandate (the "General Mandate") granted to the Directors of the Company at the last annual general meeting of the Company held on 9 June 2005. The issue of the Placing Shares was approved by the China Securities Regulatory Commission ("CSRC") on 28 April 2006.

REGULATORY APPROVALS

The Company has obtained all relevant PRC regulatory approvals for the Placing, being approvals from the CSRC, SASAC, NSSF, as well as the General Mandate and board approval.

UNITED STATES SELLING RESTRICTIONS

The Placing Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to U.S. Persons unless the Placing Shares are registered under the Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available. During the 40 days immediately following the Placing Completion Date, no H Shares will be accepted for deposit in the American Depository Shares programme of the

Company.

RANKING

The Placing Shares will rank pari passu in all respects with the existing H Shares in issue on the Placing Completion Date, including the right to receive all dividends and distributions declared, paid or made after the Placing Completion Date.

REASONS FOR THE PLACING

In view of current market conditions, the Directors consider that the Placing represents a good opportunity for the Company to raise further financing and also broaden the shareholder and capital base. The Directors consider that the current environment is favourable for the Company to make acquisitions of domestic primary aluminum projects for which funding will be required. As stated in the Company's 2005 annual report, the Company has entered into letters of intent for the acquisition or formation of several investment projects. However, the Company currently has not entered into any definitive agreement relating to such acquisitions or new investments.

USE OF PROCEEDS

The amount to be raised by the Company from the Placing of the New Shares will be approximately HK$4,247 million, after deducting the commission and expenses of the Placing payable by the Company. The Company will not receive any proceeds from the placing of the Sale Shares. The net proceeds of the Sale Shares will be paid to the NSSF.

The Company intends to use the net proceeds from the Placing of the New Shares for the funding of any possible acquisitions of domestic primary aluminum projects and for general corporate purposes.

The Company has not raised funds by way of issue of shares in the 12 months immediately preceding the date of this announcement.

SUSPENSION OF TRADING

The Company requested for suspension of trading in the H Shares on the Stock Exchange from 12:25 p.m. on 8 May 2006 pending the release of this announcement, and will request for resumption of trading in the H Shares on the Stock Exchange with effect from 9:30 a.m. on 10 May 2006.

APPLICATION FOR LISTING

Application has been made to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the Placing Shares on the Stock Exchange.

GENERAL

As at the date of this announcement, the Board of Directors comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Shi Chungui and Mr. Joseph C. Muscari (non-executive Directors) and Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (independent non-executive Directors).

By Order of the Board of Directors
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

9 May 2006 Beijing, PRC * for identification only

SCHEDULE 2 PLACING LETTER [On U.S. Affiliate Broker-Dealer Letterhead] Private & Confidential

TO:	All Placees

DATE:	May 8, 2006

Ladies and Gentlemen,

PLACING (THE "PLACING") CONSISTING OF 644,100,000 H SHARES OF PAR VALUE RMB 1.00 EACH (THE "SALE SHARES"), COMPRISING OF 600,000,000 NEW H SHARES AND 44,100,000 H SHARES TO BE CONVERTED FROM DOMESTIC SHARES HELD BY THE NATIONAL SOCIAL SECURITY FUND COUNCIL OF THE PRC (THE "SECONDARY VENDOR") IN THE SHARE CAPITAL OF ALUMINUM CORPORATION OF CHINA LIMITED (THE "COMPANY") ON BEHALF OF THE COMPANY AND THE SECONDARY VENDOR AT A PLACING PRICE OF HK$[7.125] PER SALE SHARE

We are appointed by the Company and the Secondary Vendor to act as the placing agent in relation to the Placing.

We refer to the telephone conversation you have had earlier with our representative in relation to the Placing. During this telephone conversation an oral contract was concluded between you and ourselves, acting as agents on behalf of the Company and the Secondary Vendor. Pursuant to this contract, you agreed to the following:

1

You have agreed to purchase in cash, Sale Shares (the "Allocated Shares") and to make payment for your Allocated Shares (being the full amount of the consideration representing the aggregate placing price for the Allocated Shares, together with stamp duty, SFC transaction levy and Stock Exchange trading fee and brokerage thereon (the "Total Consideration") subject only to the placing agreement (the "Placing Agreement") between, inter alia, the Company, J.P. Morgan Securities Ltd., CLSA Limited and China International Capital Corporation Hong Kong Securities Limited (the "Placing Agents") not having been terminated by the Placing Agents in accordance with its terms.

2	Settlement of the Allocated Shares will be made on a delivery-against-payment basis on [*] May 2006 through the Central Clearing and Settlement System ("CCASS") in Hong Kong.

Our CCASS account details are as follows:

CCASS Participant Name:	[*]

CCASS Participant ID:	[*]

Contact Person:	[*]

3	If there is any delay in payment of the Total Consideration, we may at our option:

(a)

be deemed to have your instructions and authority to pay on your behalf the Total Consideration for the Allocated Shares, in which event you will reimburse us therefor. In addition, we may charge default interest at 2% per annum over the best lending rate for Hong Kong Dollars quoted from time to time by The Hongkong and Shanghai Banking Corporation Limited for every 24 hours or part thereof during which such amount remains unpaid; or

(b)

terminate the contract recorded in this letter and in such event all obligations and liabilities on the part of the Company, the Secondary Vendor and ourselves arising in connection herewith shall cease and terminate but without prejudice to any claim which the Company, the Secondary Vendor or we may have against you arising out of your failure to comply with your obligations hereunder.

4

All Allocated Shares have been or will be deposited in CCASS, therefore no share certificates will be issued to you. We have your irrevocable authority to arrange for and/or effect registration of the Allocated Shares allocated to you in the name of HKSCC Nominees Limited for credit into your investor participant stock account or your designated CCASS participant's stock account as indicated by you on the enclosed Form of Acknowledgement. If you fail to return the Form of Acknowledgement thereof prior to 5:00 p.m. on [*], the Company, the Secondary Vendor and we shall have the right not to allot any Sale Shares to you and your Allocated Shares may, at our discretion, be allocated to other placees. If we choose in our sole discretion not to exercise this right, your Allocated Shares will be credited to our CCASS account (as your nominee) and the costs of any subsequent transfer to you will be payable by you.

We may select brokers of our choice to report on or around 8 May 2006 the placing of all of the Sale Shares to The Stock Exchange of Hong Kong Limited and to effect the placing of all of the Sale Shares on The Stock Exchange of Hong Kong Limited as a cross-trade. We have your irrevocable authority to novate the contract recorded in this letter as agent on your behalf to any brokers of our choice.

5	By agreeing to purchase the Allocated Shares, you have represented and acknowledged your agreement that:

(a)

you (i) are either (x) a qualified institutional buyer ("QIB") within the meaning of Rule 144A ("Rule 144A") under the U.S. Securities Act of 1933 (the "Securities Act") or (y) an "accredited investor" within the meaning of Rule 501 under the Securities Act, or an entity in which all of the equity owners are "accredited investors" within the meaning of Rule 501 under the Securities Act (an "Institutional Accredited Investor"), (ii) are acquiring the Sale Shares for your own account (if you are a QIB or an Institutional Accredited Investor) or for the account of a QIB or Institutional Accredited Investor, for investment purposes only, and not with a view to, or for resale in connection with, the distribution (within the meaning of the U.S. securities laws) thereof, in whole or in part, and upon your purchase of the Sale Shares no other person will have a direct or indirect beneficial interest therein, (iii) if you are purchasing for the accounts of other QIBs or Institutional Accredited Investors, (1) you reasonably believe that each such QIB or Institutional Accredited Investor can bear the economic risk of its investment in the Sale Shares and (2) you have all necessary authority to make the foregoing representations on behalf of, and to act for, each such QIB or Institutional Accredited Investor and (iv) are aware, and each beneficial owner of such Sale Shares has been advised, that the sale of such Sale Shares may be being made in reliance on the exemption from the registration requirements of the Securities Act;

(b)

since no action has been taken to permit an offering of the Sale Shares in any jurisdiction, you will not offer or sell any of the Sale Shares which may be acquired by you in any jurisdiction or in any circumstances in which such offer or sale is not authorised or to any person to whom it is unlawful to make such offer, sale or invitation except under circumstances that will result in compliance with any applicable laws and/or regulations. In particular, you understand that the Sale Shares have not been and will not be registered under the Securities Act or with any State or other jurisdiction of the United States, are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and you agree that you will not reoffer, resell, pledge or otherwise transfer the Sale Shares except in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act. To the extent that the Sale Shares are "restricted securities" within the meaning of Rule 144 under the Securities Act, and for so long as they remain restricted securities, such Sale Shares may not be deposited into any unrestricted depositary receipt facility with respect to the shares in the Company;

(c)

you have the ability to bear the economic risk of your investment in the Sale Shares, have adequate means of providing for your current and contingent needs, have no need for liquidity with respect to your investment in the Sale Shares, and are able to sustain a complete loss of your investment in the Sale Shares;

(d)

you acknowledge that (i) the Company's ordinary shares are listed on The Stock Exchange of Hong Kong Limited and the Company is therefore required to publish certain business and financial information in accordance with the rules and practices of such exchange (the "Exchange Information"), which includes, amongst other things, a description of the Company's principal activities and the Company's balance sheet, income statement and cash flow statement and any information relating to the Company and its subsidiaries (if any) which is necessary to enable the holders of the shares of the Company and the public to appraise the position of the Company and its subsidiaries (if any), and that you are able to obtain or access the Exchange Information without undue difficulty; (ii) you have conducted your own investigation with respect to the Sale Shares; (iii) you have received all information that you believe is necessary or appropriate in connection with your purchase of the Sale Shares; (iv) you have consulted your own independent advisors or otherwise have satisfied yourselves concerning, without limitation, the tax, legal, currency and other economic considerations related to the investment in the Sale Shares, and have only relied on the advice of, or have only consulted with, such independent advisers; and (v) you have such knowledge and experience in financial and business matters that you are capable of evaluating the merits and risks of the prospective investment in the Sale Shares;

(e)

you are aware that no analysis has been undertaken to determine if the Company is a "passive foreign investment company" within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1968. You understand that if the Company were determined to be a passive foreign investment company, there would be adverse tax consequences for a U.S. holder of the Sale Shares;

(f)	you understand that no disclosure or offering document has been prepared in connection with the placing of the Sale Shares;

(g)	you will not hold us or any of our affiliates responsible for any misstatements in or omissions from any publicly available information concerning the Company, including any Exchange Information;

(h)

you may not rely, and agree that you have not relied, on any investigation or due diligence that we, any of our affiliates or any person acting on our or their behalf, may have conducted with respect to the Sale Shares, business and properties of the Company, and none of such persons has made any representation to you, express or implied, with respect to the Sale Shares, business and properties of the Company and the accuracy, completeness or adequacy of any publicly available information;

(i)

you will on demand indemnify and keep indemnified the Company and the Secondary Vendor, any other sub-underwriter(s) and their respective affiliates, and their respective officers, agents and employees as well as ourselves and our affiliates, and the respective officers, agents and employees of ourselves and our affiliates for losses or liabilities incurred by any of them arising out of or in connection with any breach by you of the oral contract to purchase the Allocated Shares constituted by our telephone conversation, or any other breach of your obligations hereunder;

(j)

your agreement to purchase the Allocated Shares constituted your authorisation to us to complete, on your behalf, any application for Sale Shares and all other necessary application and transfer forms required in connection with the purchase of the Sale Shares and (subject to paragraph 4 above) for the registration of the Sale Shares in the name of HKSCC Nominees Limited;

(k)

you had at all relevant times and still have full power and authority to enter into the contract recorded in this letter to purchase the Allocated Shares for your own account and/or for the account of one or more persons for whom you exercise investment discretion and your oral agreement to do so as recorded herein constitutes your valid and legally binding obligation and is enforceable in accordance with its terms;

(l)

you will comply with all laws, regulations and restrictions which may be applicable in your jurisdiction and you have obtained or will obtain any consent, approval or authorisation required for your agreement to purchase and accept delivery of the Allocated Shares;

(m)

you acknowledge the confidential nature of the matters to which the Placing relates and, accordingly, you will not disclose this letter or any related matter to any third party without our prior written consent;

(n)	you will comply strictly with the terms of this letter and the enclosed Form of Acknowledgement letter in purchasing the Allocated Shares;

(o)

you (and any nominee and any person on whose behalf you are subscribing for the Allocated Shares (the "Beneficial Owner") as specified in the Form of Acknowledgement) are not a, and will not immediately after completion of the Placing be a, and are, and will immediately after completion of the Placing be, independent of any, "connected person" of the Company as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), including but not limited to any director, chief executive or substantial shareholder (being anyone who is entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Company) of the Company or any of its subsidiaries or any associate of any of them within the meaning of the Listing Rules, and you are independent of, and do not act in concert with, any of such persons in relation to the control of the Company;

(p)	you will accept the Allocated Shares on and subject to the terms and conditions of the memorandum and articles of association of the Company;

(q)

we neither make nor have made any warranty, representation or recommendation as to the merits of the Allocated Shares, the purchase or offer thereof, or as to the condition, financial or otherwise, of the Company or its subsidiaries or as to any other matter relating thereto or in connection therewith. Nothing herein shall be construed as a recommendation to you to purchase the Allocated Shares. Your confirmation of your agreement will constitute your acknowledgement that you have not relied on any statement, opinion or representation made by us or on our behalf to induce you to purchase the Allocated Shares and that you have and will continue to make your own appraisal of the Placing and the other matters referred to in this Placing Letter. No information has been supplied by us or the Company or the Secondary Vendor and you confirm that you have relied upon your own investigations and resources in deciding to invest in the Sale Shares; and

(r)

you understand that certain of the foregoing representations and acknowledgments are required in connection with United States and other securities laws. You acknowledge that we and others will rely upon the truth and accuracy of your representations and acknowledgments set forth herein, and you agree to notify us promptly in writing if any of your representations or acknowledgments herein ceases to be accurate and complete. You irrevocably authorize us to produce this letter to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters set forth herein.

6

You should be aware of your rights and obligations under the Personal Data (Privacy) Ordinance (Cap 486 of the Laws of Hong Kong). Information and personal data provided by you to us in connection with the Placing are required to enable us, the Secondary Vendor and the Company to perform services connected with the Placing and to observe any rules, legal or regulatory requirements including the disclosure of such data to certain regulatory bodies (including The Stock Exchange of Hong Kong Limited and the Securities and Futures Commission). Your agreement to purchase the Allocated Shares constitutes your authorisation to us to disclose to the Secondary Vendor and the Company all information and personal data provided by you to us in connection with the Placing and we, the Secondary Vendor and the Company may provide such data to any agent, representative and associate which provides services in connection with the Placing and to regulatory bodies. You may also be requested by the regulatory bodies, the Secondary Vendor, the Company and us (including for submission to regulatory bodies) to provide reasonable evidence that such information and personal data as well as matters referred to in this letter are true and correct.

7	Time shall be of the essence in the contract concluded between us. All times referred to in this letter and the attachments hereto shall be references to Hong Kong time.

8

This letter constitutes confirmation of a pre-existing contract which, subject to our termination rights in paragraph 3 above, remains in force regardless of whether or not you return the Form of Acknowledgement. The oral contract concluded between you and ourselves in respect of your agreement to purchase the Allocated Shares as recorded in this letter is governed by, and shall be construed in accordance with, the laws of the Hong Kong Special Administrative Region of the People's Republic of China.

Please acknowledge your receipt of this letter, which records the terms and conditions of the oral contract concluded between us relating to your purchase of the Allocated Shares, by signing and returning the enclosed Form of Acknowledgement as soon as possible, and in any event, so as to reach us by not later than 5:00 p.m. (Hong Kong time) on [*]. The documents should, whenever possible, be returned to us by personal delivery. In the alternative, they may be sent to us for the attention: [*] by facsimile, at fax no. [*], with the original to follow as soon as possible. All purchasers must complete the Form of Acknowledgement.

By signing and returning the Form of Acknowledgement enclosed herewith, you undertake that, in the event that you are purchasing the Sale Shares for the account of any of your clients, you shall procure that such client shall be informed of the foregoing provisions and shall agree to be bound by the foregoing provisions as if such client were party to the agreement evidenced by this letter.

No amendment to the terms and conditions of this letter will be acceptable to us.

Yours faithfully
For and on behalf of
[J.P. Morgan Securities Ltd.

___________________________
[*]
Authorised Signatory]

[For and on behalf of
CLSA Limited

___________________________
[*]
Authorised Signatory]

[For and on behalf of
China International Capital Corporation Hong Kong Securities Limited

___________________________
[*]
Authorised Signatory]

[ON THE LETTERHEAD OF THE PLACEE] FORM OF ACKNOWLEDGEMENT

To:	[*]	Date: [ ]

Attention:	[*]

Fax No.:	[*]

Note:	Original letter via post to:
[*]

Ladies and Gentlemen,

For the account of [Name of Placee]

PLACING (THE "PLACING") CONSISTING OF 644,100,000 H SHARES OF PAR VALUE RMB 1.00 EACH (THE "SALE SHARES") IN THE SHARE CAPITAL OF ALUMINUM CORPORATION OF CHINA LIMITED(THE "COMPANY") AT A PLACING PRICE OF HK$[7.125] PER SALE SHARE

TO BE COMPLETED BY ALL PLACEES

We acknowledge receipt of your letter dated May 8, 2006 confirming the terms and conditions of the oral contract which was concluded between you and ourselves (the "Placing Letter"). We confirm that we have agreed to purchase the Allocated Shares specified in the Placing Letter on the terms and conditions of the contract recorded in the Placing Letter and we have agreed to the various representations, warranties and agreements contained in the Placing Letter, including those set forth in paragraph 5 therein.

Yours faithfully,
For and on behalf of

_________________________
Authorised Signatory:

Title:

Name of Company:

EXHIBIT 8.1

List of Subsidiaries of Aluminum Corporation of China Limited as of December 31, 2005

The following table lists information concerning the subsidiaries of Aluminum Corporation of China Limited:

Name	Jurisdiction of	Percentage of
	Incorporation	Interest held by
		Chalco

Subsidiaries:

Shandong Aluminum Industry Co., Ltd.	PRC	71.4%
Shanxi Longmen Aluminum Co., Ltd.	PRC	55%
The Design Institute of Shandong Aluminum Corporation	PRC	100%
Zibo Wancheng Industrial Trading Co., Ltd.	PRC	100%
Zhengzhou Hicer Hitech Ceramics Co., Ltd.	PRC	80%
Shanxi Aluminum Factory Carbon Plant	PRC	72.6%
China Aluminum International Trading Co., Ltd.	PRC	90.5%
Shandong Aluminum Electronic Technology Co., Ltd.	PRC	53.6%
Research & Design Institute of China Great Wall Aluminum Corporation	PRC	100%
Shanxi Huaze Aluminum and Power Co., Ltd.	PRC	60%
China Aluminum Qinghai International Trading Corp., Ltd.	PRC	81.5%
Chalco Foshan Trading Co., Ltd.	PRC	89.6%
Chalco Chongqing Trading Co., Ltd.	PRC	90.1%
China Aluminum International Shipping and Forwarding
(Beijing) Corp., Ltd.	PRC	88.7%
Chalco Kelin Aluminum of Shanghai Co., Ltd.	PRC	89.6%
Chalco Western Qinghai International Trading Co., Ltd.	PRC	81.5%
Shanxi Huatai Coal Co., Ltd.	PRC	97.8%
Chalco Shandong International Trading Co., Ltd.	PRC	81.9%
Chalco Henan International Trading Co., Ltd.	PRC	81.9%
Aluminum Corporation of China (Hong Kong) Ltd.	Hong Kong	100%

EXHIBIT 12.1 CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002 I, XIAO Yaqing, certify that:

1	I have reviewed this annual report on Form 20-F of Aluminum Corporation of China Limited;

2

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

4.1

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

4.2

evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

4.3

disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of registrant's board of directors (or persons performing the equivalent function):

5.1

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

5.2	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ XIAO Yaqing
.........................................
XIAO Yaqing
Chief Executive Officer
May 29, 2006

EXHIBIT 12.1 CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002 I, CHEN Jihua, certify that:

1	I have reviewed this annual report on Form 20-F of Aluminum Corporation of China Limited;

2

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

4.1

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

4.2

evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

4.3

disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of registrant's board of directors (or persons performing the equivalent function):

5.1

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

5.2	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ CHEN Jihua
.........................................
CHEN Jihua
Chief Financial Officer
May 29, 2006

EXHIBIT 12.2

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the annual report of Aluminum Corporation of China Limited, a joint stock limited company incorporated in the People's Republic of China with limited liability (the "Company"), on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission (the "Report"), I, XIAO Yaqing, Chief Executive Officer of the Company, certify, pursuant to   O906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C.   O 1350), that to the best of my knowledge: (1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ XIAO Yaqing
.........................................
XIAO Yaqing
Chief Executive Officer
May 29, 2006

*A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 12.2

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the annual report of Aluminum Corporation of China Limited, a joint stock limited company incorporated in the People's Republic of China with limited liability (the "Company"), on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission (the "Report"), I, CHEN Jihua, Chief Financial Officer of the Company, certify, pursuant to   O906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C.   O 1350), that to the best of my knowledge: (1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ CHEN Jihua
.........................................
CHEN Jihua
Chief Financial Officer
May 29, 2006

*A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Aluminum Corporation of China Limited Consolidated Financial Statements For the years ended December 31, 2004 and 2005

ALUMINUM CORPORATION OF CHINA LIMITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Aluminum Corporation of China Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity and cash flows, present fairly, in all material respects, the financial position of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as of December 31, 2004 and 2005, the results of their operations and their cash flows for each of the three years ended December 31, 2003, 2004 and 2005 in conformity with accounting principals generally accepted in Hong Kong ("HK GAAP"). These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Hong Kong. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

The Group adopted the new / revised Hong Kong Financial Reporting Standards ("HKFRS") in 2005, which resulted in changes of accounting policies, and the effects of adopting these new / revised HKFRSs are set out in Note 2(a) to the consolidated financial statements.

HK GAAP vary in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Information relating to the nature and effect of such differences is presented in Note 33 relating to the U.S. GAAP reconciliation to the consolidated financial statements.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, May 29, 2006

F-1

CONSOLIDATED BALANCE SHEET As of December 31, 2004 and 2005 (RMB and US$ amounts in thousands, except share and per share amount)

	As restated
	2004	2005	2005
Note	RMB	RMB	US$
Assets

Current assets
Cash and cash equivalents	5	6,223,763	7,597,727	941,455
Accounts receivable, net	6	1,965,127	961,191	119,104
Inventories	7	5,231,907	7,234,731	896,475
Other current assets	8	935,791	1,169,021	144,857

Total current assets	14,356,588	16,962,670	2,101,891

Non-current assets
Investments in securities	9	10,800	-	-
Available-for-sale financial assets	9	-	10,200	1,264
Interest in jointly controlled entities	10(a)	66,877	184,399	22,849
Interest in associated companies	10(b)	45,000	886,375	109,833
Intangible assets	11	729,153	721,479	89,400
Property, plant and equipment	12	34,026,233	39,773,607	4,928,454
Land use rights	13	16,048	62,275	7,717
Deferred tax assets	26(d)(i)	307,370	408,874	50,665

Total non-current assets	35,201,481	42,047,209	5,210,182

Total assets	49,558,069	59,009,879	7,312,073

Liabilities and Equity

Liabilities

Current liabilities
Accounts payable	14	2,047,831	2,649,249	328,276
Other payables and accruals	15	5,544,567	5,585,317	692,093
Income tax payable		1,078,508	999,117	123,803
Current portion of long-term loans	16(a)	1,073,658	1,353,980	167,775
Unsecured short-term bank loans	16(b)	3,448,910	2,378,998	294,788
Short-term bonds	17	-	1,970,840	244,212

Total current liabilities	13,193,474	14,937,501	1,850,947

Non-current liabilities
Long-term loans	16(a)	7,391,663	9,690,493	1,200,675
Deferred tax liabilities	26(d)(ii)	167,054	176,991	21,931

Total non-current liabilities	7,558,717	9,867,484	1,222,706

Total liabilities	20,752,191	24,804,985	3,073,653

Contingencies and commitments	30 and 31

Equity

Share capital	18(a)	11,049,876	11,049,876	1,369,220
Reserves		8,696,143	10,242,615	1,269,190
Retained earnings		7,820,776	11,351,948	1,406,650

Equity attributable to shareholders of the Company	27,566,795	32,644,439	4,045,060
Minority interest	1,239,083	1,560,455	193,360

Total equity	28,805,878	34,204,894	4,238,420

Total liabilities and equity	49,558,069	59,009,879	7,312,073

The accompanying notes are an integral part of these consolidated financial statements

F-2

CONSOLIDATED STATEMENTS OF INCOME For the years ended December 31, 2003, 2004 and 2005 (RMB and US$ amounts in thousands, except share and per share amount)

	As restated	As restated
	2003	2004	2005	2005
Note	RMB	RMB	RMB	US$

Sales of goods	19	23,245,858	32,313,076	37,110,319	4,598,439
Cost of goods sold		16,460,283	21,503,250	24,822,109	3,075,774

Gross profit		6,785,575	10,809,826	12,288,210	1,522,665

Other revenues, net	19	50,642	101,293	116,441	14,429

Selling and distribution expenses	20	549,432	647,532	686,717	85,093
General and administrative expenses	21	1,047,461	1,220,902	1,523,317	188,758
Research and development expenses		173,359	132,635	113,381	14,049

Operating income		5,065,965	8,910,050	10,081,236	1,249,194
Finance costs	25	439,897	109,948	366,908	45,465

Operating income after finance costs		4,626,068	8,800,102	9,714,328	1,203,729
Share of income (loss) of jointly controlled entities	10(a)	1,193	(3,953)	372	46
Share of income of an associated company	10(b)	-	-	26,947	3,339

Income before income taxes		4,627,261	8,796,149	9,741,647	1,207,114
Income taxes	26	920,159	2,161,086	2,495,213	309,189

Income after income taxes	3,707,102	6,635,063	7,246,434	897,925

Attributable to:
Equity holders of the Company	3,549,732	6,391,523	7,022,422	870,167
Minority interest	157,370	243,540	224,012	27,758

3,707,102	6,635,063	7,246,434	897,925

Dividends	27	1,060,788	1,944,778	2,364,673	293,013

Basic earning per share for income attributable
to the equity holders of the Company	28	RMB0.34	RMB0.58	RMB0.64	US$0.08

The accompanying notes are an integral part of these consolidated financial statements

F-3

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY For the years ended December 31, 2003, 2004 and 2005 (RMB and US$ amounts in thousands, except share and per share amount)

Minority
Attributable to equity holders of the Company	interest	Total equity

		Statutory	Statutory public	Retained
Share capital	Capital reserve	surplus reserve	welfare fund	earnings
(Note 18(a))	(Note 18(b)(i))	(Note 18(b)(ii))	(Note 18(b)(iii))	(Note 18(b)(iv))
RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2003, as previously
reported	10,499,900	3,310,258	198,486	190,469	1,324,834	-	15,523,947
As of January 1, 2003, as previously
separately reported as minority
interest	-	-	-	-	-	437,809	437,809
Effect of adopting HKAS 23	-	-	-	-	245,367	-	245,367

As of January 1, 2003, as restated	10,499,900	3,310,258	198,486	190,469	1,570,201	437,809	16,207,123

Issue of shares	-	-	-	-	-	80,748	80,748
Net income for the year	-	-	-	-	3,549,732	157,370	3,707,102
Transfer to
- capital reserve	-	44,476	-	-	(44,476)	-	-
- statutory surplus reserve	-	-	394,196	-	(394,196)	-	-
- statutory public welfare fund	-	-	-	372,548	(372,548)	-	-
Dividends paid	-	-	-	-	(472,496)	(23,999)	(496,495)
Other reserve	-	138,860	-	-	-	-	138,860

As of December 31, 2003, as restated	10,499,900	3,493,594	592,682	563,017	3,836,217	651,928	19,637,338

Issue of shares	549,976	2,750,672	-	-	-	360,500	3,661,148
Share issue expenses	-	(49,998)	-	-	-	-	(49,998)
Net income for the year	-	-	-	-	6,391,523	243,540	6,635,063
Transfer to
- capital reserve	-	9,777	-	-	(9,777)	-	-
- statutory surplus reserve	-	-	685,107	-	(685,107)	-	-
- statutory public welfare fund	-	-	-	651,292	(651,292)	-	-
Dividends paid	-	-	-	-	(1,060,788)	(16,885)	(1,077,673)

As of December 31, 2004, as restated	11,049,876	6,204,045	1,277,789	1,214,309	7,820,776	1,239,083	28,805,878

Issue of shares	-	-	-	-	-	180,938	180,938
Net income for the year	-	-	-	-	7,022,422	224,012	7,246,434
Transfer to
- capital reserve	-	14,711	-	-	(14,711)	58	58
- statutory surplus reserve	-	-	783,897	-	(783,897)	-	-
- statutory public welfare fund	-	-	-	747,864	(747,864)	-	-
Dividends paid	-	-	-	-	(1,944,778)	(83,636)	(2,028,414)

As of December 31, 2005	11,049,876	6,218,756	2,061,686	1,962,173	11,351,948	1,560,455	34,204,894

As of December 31, 2005 in US$	1,369,220	770,583	255,469	243,138	1,406,650	193,360	4,238,420

The accompanying notes are an integral part of these consolidated financial statements

F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31, 2003, 2004 and 2005 (RMB and US$ amounts in thousands)

	As restated	As restated
	2003	2004	2005	2005
Note	RMB	RMB	RMB	US$

Cash flow from operating activities

Operating income after finance costs		4,626,068	8,800,102	9,714,328	1,203,729
Depreciation of property, plant and equipment	24	2,064,732	2,350,711	2,477,877	307,040
Loss on disposal of property, plant and equipment	24	160,823	43,740	63,355	7,851
Impairment loss on property, plant and equipment	12	74,485	20,227	4,225	524
Amortization of intangible assets	11	48,464	58,468	36,396	4,510
Amortization of land use rights	13	-	890	10,671	1,322
Loss (gain) on financial assets at fair value
through profit or loss	19	2,979	514	(5,582)	(692)
Realized and unrealized loss (gain) on futures contracts	19	65,214	25,492	(5,760)	(714)
Income from held-to-maturity investments	19	(351)	(351)	(193)	(24)
Interest waived	19	(44,476)	(9,777)	(14,711)	(1,823)
Interest income	19	(26,204)	(61,540)	(89,363)	(11,073)
Interest expense	25	431,663	120,800	404,478	50,120

Operating income before working capital changes	7,403,397	11,349,276	12,595,721	1,560,770
Increase in inventories	(819,477)	(1,164,495)	(1,972,698)	(244,442)
Decrease (increase) in accounts receivable
and other current assets	1,069,109	(982,300)	702,941	87,103
(Decrease)increase in accounts payable and other
payables and accruals	(223,159)	1,255,177	616,847	76,435

Cash generated from operations	7,429,870	10,457,658	11,942,811	1,479,866

Interest paid	(600,836)	(456,291)	(686,432)	(85,058)
PRC income taxes paid	(826,528)	(1,736,164)	(2,666,171)	(330,372)

(1,427,364)	(2,192,455)	(3,352,603)	(415,430)

Net cash inflow from operating activities	6,002,506	8,265,203	8,590,208	1,064,436

F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED) For the years ended December 31, 2003, 2004 and 2005 (RMB and US$ amounts in thousands)

	As restated	As restated
	2003	2004	2005	2005
Note	RMB	RMB	RMB	US$

Investing activities
Purchase of intangible assets	11	(17,542)	(81,606)	(28,722)	(3,559)
Purchase of property, plant and equipment,
excluding interest capitalized		(5,352,771)	(8,972,400)	(7,986,073)	(989,576)
Purchase of land use rights	13	-	-	(56,898)	(7,050)
Sale of property, plant and equipment		50,038	53,864	9,355	1,159
Purchase of financial assets at fair value through profit or
loss/short-term listed investments/unlisted investments		(61,067)	(3,405)	-	-
Sales of long-term unlisted equity investments		100	-	-	-
Investment in a jointly controlled entity	10(a)	(3,300)	(49,500)	(117,150)	(14,516)
Investment in an associated company	10(b)	-	(45,000)	(799,038)	(99,011)
Disposal of held-to-maturity investments		-	-	11,053	1,370
Disposal of financial assets at fair value
through profit or loss/short-term listed investments		4,869	11,441	47,754	5,917
(Loss) gain on settlement of futures contracts		(41,790)	(30,764)	9,148	1,134
Interest received	19	26,204	61,540	89,363	11,073

Net cash used in investing activities	(5,395,259)	(9,055,830)	(8,821,208)	(1,093,059)

F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED) For the years ended December 31, 2003, 2004 and 2005 (RMB and US$ amounts in thousands)

	As restated	As restated
	2003	2004	2005	2005
Note	RMB	RMB	RMB	US$

Net cash inflow (outflow) before financing	607,247	(790,627)	(231,000)	(28,623)

Financing activities	29
Issue of shares		-	3,300,648	-	-
Share issue expenses		-	(49,998)	-	-
Issue of bonds		-	-	1,943,200	240,787
New loans borrowed		5,631,789	7,302,829	6,987,888	865,888
Repayment of amounts borrowed		(5,654,603)	(5,418,356)	(5,478,648)	(5,478,648)
		(22,814)	1,884,473	1,509,240	187,014
Decrease in bank deposit pledged		46,169	-	-	-
Dividends paid by subsidiaries to minority shareholders		(23,851)	(16,885)	(83,636)	(10,364)
Other contribution from shareholders		85,500	-	-	-
Capital injection by minority shareholders		80,600	360,500	180,938	22,421
Dividends paid		(472,496)	(1,060,788)	(1,944,778)	(240,983)

Net cash (outflow) inflow from financing	(306,892)	4,417,950	1,604,964	198,875

Increase in cash and cash equivalents	300,355	3,627,323	1,373,964	170,252
Cash and cash equivalents at beginning of the year	2,296,085	2,596,440	6,223,763	771,203

Cash and cash equivalents at end of the year	2,596,440	6,223,763	7,597,727	941,455

Analysis of balances of cash and cash equivalents:
Bank balances and cash	5	2,596,440	6,223,763	7,597,727	941,455

The accompanying notes are an integral part of these consolidated financial statements

F-7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

1.	Basis of preparation

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements of Aluminum Corporation of China Limited (Chinese Character) (the "Company") and its subsidiaries (together the "Group") have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention except that financial assets at fair value through profit or loss, available-for-sale financial assets and futures contracts are stated at fair value.

The Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("HKFRSs") which are effective for accounting periods commencing on or after January 1, 2005. The changes to the Group's accounting policies and the effect of adopting these new policies are set out in Note 2(a) below.

The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas were assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

The consolidated financial statements are expressed in Renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the financial statements as of and for the year ended December 31, 2005 have been translated into United States Dollars ("US$") at the noon buying rate in New York City on December 31, 2005 for cable transfers in RMB as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00=RMB8.0702. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rate on December 31, 2005, or at any other date.

F-8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies

(a)	Effect of adopting new / revised HKFRSs

In 2005, the Group adopted the following new / revised standards and interpretations of HKFRSs, which are relevant to its operations. The 2003 and 2004 comparatives have been reclassified / restated as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS-Int 12	Scope of HKAS - Int 12 Consolidation - Special Purpose Entities
HKAS-Int 15	Operating Leases - Incentives
HKFRS 3	Business Combinations
HKFRS 4	Insurance Contracts
HKFRS Int-1	Changes in Existing Decommissioning, Restoration and Similar Liabilities

The adoption of new / revised HKASs 1, 2, 7, 8, 10, 16, 21, 24, 27, 28, 31, 33, HKAS-Int 12, HKAS-Int 15, HKFRS 4 and HKFRS-Int 1 did not result in substantial changes to the Group's accounting policies. In summary:

-	HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and jointly controlled entities and other disclosures.

-	HKASs 2, 7, 8, 10, 16, 27, 28, 31, 33, HKAS-Int 12, HKAS-Int 15, HKFRS 4 and HKFRS-Int 1 had no material effect on the Group's accounting policies.

-

HKAS 21 had no material effect on the Group's accounting policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency (RMB) as the presentation currency for respective entity financial statements.

-	HKAS 24 has affected the identification of related parties and some other related party disclosures.

HKAS 17 has affected the property, plant and equipment and land use rights disclosures. Land use rights and property, plant and equipment are separately disclosed under the new requirement. The up-front prepayments made for the land use rights are expensed in the statements of income on a straight-line basis over the period of the lease. In prior years, land use rights were stated at cost less accumulated amortization and accumulated impairment loss.

F-9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies (Continued)

(a)	Effect of adopting new / revised HKFRSs (Continued)

The adoption of HKAS 23 has resulted in a change in accounting policy relating to the capitalization of borrowing costs. Borrowing costs capitalized are those costs that would have been avoided if the expenditure on the qualifying asset had not been made, which are either the actual costs incurred on a specific borrowing or an amount calculated using the weighted average method, considering all the general borrowings outstanding. In prior years, borrowing costs were capitalized to the extent that funds are borrowed specially for the purpose of obtaining a qualifying asset.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until December 31, 2004, goodwill was:

-	Amortized on a straight-line basis over a period not more than 20 years; and

-	Assessed for impairmet at each balance sheet date.

In accordance with the provisions of HKFRS 3:

-	The Group ceased amortization of goodwill from January 1, 2005;

-	Accumulated amortization has been eliminated against cost as of December 31, 2004;

-

From January 1, 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment. Any impairment loss will be charged to the consolidated statements of income directly.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy relating to the classification of financial assets at fair value through profit or loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

-	HKFRS 3 and HKAS 38 - prospectively after the adoption date

-

HKAS 39 - does not permit to recognize, derecognize and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous Statement of Standard Accounting Practices No. 24 ("SSAP 24") "Accounting for investments in securities" to investments in securities for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognized at January 1, 2005.

F-10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies (Continued)

(a)	Effect of adopting new / revised HKFRSs (Continued)

(i)	The adoption of HKFRS 3 and HKAS 38 has resulted in:

As of
December 31, 2005
RMB

Increase in intangible assets	24,648
Increase in retained earnings	24,648

For the year ended
December 31, 2005
RMB

Decrease in general and administrative expenses	(24,648)
Increase in basic net income per share for income attributable to the
equity holders of the Company	RMB0.002

(ii)	The adoption of HKAS 17 has resulted in:

As of December 31,

2004	2005
RMB	RMB

Increase in land use rights	16,048	62,275
Decrease in property, plant and equipment	(16,048)	(62,275)

(iii)	The adoption of HKAS 23 has resulted in:

As of	As of	As of
January 1,	December 31,	December 31,
2004	2004	2005
RMB	RMB	RMB

Increase in property, plant and equipment	328,575	577,706	609,412
Increase in deferred tax liabilities	85,506	167,054	176,991
Increase in retained earnings	243,069	410,652	432,421

For the years ended December 31,

2003	2004	2005
RMB	RMB	RMB

Decrease in finance costs	(19,748)	(288,192)	(70,904)
Increase in depreciation of property, plant and
equipment	20,749	39,061	39,198
Increase in income tax	1,297	81,548	9,938
Increase in basic net income per share for income
attributable to the equity holders of the Company	RMB0.0002	RMB0.02	RMB0.004

F-11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies (Continued)

(a)	Effect of adopting new / revised HKFRSs (Continued)

(iv)	The adoption of HKAS 39 resulted in:

As of
December 31, 2005
RMB

Increase in available-for-sale financial assets	10,200
Decrease in non- trading securities	(10,200)

The adoption of HKAS 32 and HKAS 39 did not have any effect on the basic earnings per share.

The adoption of HKFRS 3 and HKAS 38 did not affect the unappropriated retained earnings as at January 1, 2004.

(b)	Recent accounting pronouncements

The Group has not early adopted the following new Standards or Interpretations which are relevant to the operations of the Group that have been issued but are not yet effective. It is expected that the adoption of such Standards or Interpretations will not expect to result in substantial changes to the Group's accounting policies.

In February 2005, HKICPA issued HKAS 19 (Amendment) "Actuarial Gains and Losses, Group Plans and Disclosures". The amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined accounting. It also adds new disclosure requirements. The amendment is effective for periods beginning on or after January 1, 2006. The Group considered the adoption of this amendment is not expected to have a material impact on the Group's financial position and results of the operations.

In February 2005, HKICPA issued HKAS 39 (Amendment) "Transition and Initial Recognition of Financial Assets and Financial Liabilities". The amendment permits the fair value option to be used only when doing so results in more relevant information because either: it eliminates or significantly reduces a measurement or recognition inconsistency ("accounting mismatch") that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them on different bases; or a group of financial assets and/or financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy and information about the assets and or liabilities is provided internally to the entity's key management (as defined in HKAS 24). The amendment is effective for periods beginning on or after January 1, 2006. The Group is currently evaluating the impact of this amendment on the Group.

In February 2005, HKICPA issued HKFRS 6 "Exploration for and Evaluation of Mineral Resources". HKFRS 6 sets out the requirements for the financial reporting for the exploration for and evaluation of mineral resources. It requires entities recognizing exploration and evaluation assets to perform an impairment test on those assets when facts and circumstances suggest that the carrying amount of the assets may exceed their recoverable amount. HKFRS 6 is effective for accounting periods beginning on or after January 1, 2006. The Group is currently evaluating the impact of HKFRS 6 on the Group.

F-12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies (Continued)

(b)	Recent accounting pronouncements (Continued)

In September 2005, HKICPA issued HKFRS 7 "Financial Instruments: Disclosures". HKFRS 7 requires disclosures about the significance of financial instruments for an entity's financial position and performance, including many of the requirements currently in HKAS 32; and the nature and extent of risks arising from financial instruments. HKFRS 7 is effective for accounting periods beginning on or after January 1, 2007. The Group is currently evaluating the impact of HKFRS 7 on the Group's operations.

In February 2005, HKICPA issued HKFRS-Int 4 "Determining whether an Arrangement contains A Lease". The interpretation provides guidance for determining whether transactions that do not take the legal form of a lease but conveys a right to use assets in return for payments, are, or contain, leases that should be accounted for in accordance with HKAS 17 "Leases". The interpretation is effective for accounting periods beginning on or after January 1, 2006. The Group is currently evaluating the impact of HKFRS - Int 4 on the Group's operations.

In February 2005, HKICPA issued HKFRS-Int 5 "Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds". The interpretation deals with the accounting for decommissioning, restoration and environmental rehabilitation funds ("Funds"). The purpose of the Funds is to segregate assets to fund some or all of the decommissioning costs and it may be voluntary or required by law/regulation. The interpretation is effective for accounting periods beginning on or after January 1, 2006. The Group does not expect a material impact on the Group's financial position and its results of operations.

(c)	Group accounting

(i)	Consolidation financial statements and subsidiaries

The consolidated financial statements included the results of the Company and its subsidiaries made up to December 31.

Subsidiaries are enterprises in which the Group controls the composition of the Board of Directors, controls more than half of the voting power, holds more than 50 percent of the issued share capital or has power to exercise control over the financial and operating policies. Minority interests represent the interests of outside shareholders in the operating results and net assts of subsidiaries.

The results of operations of subsidiaries acquired or disposed of during the year are included in the consolidated statements of income from the effective date of acquisition or up to the effective date of disposal, as appropriate, and the share attributable to minority interests is deducted from the net results. Intercompany transactions, balances and unrealized gains on transactions within the Group are eliminated on consolidation.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the statements of income. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (Note 2(c)(i)). If the cost of acquisition is less than the Group's share of the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of income.

F-13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies (Continued)

(c)	Group accounting (Continued)

(i)	Consolidation financial statements and subsidiaries (Continued)

The following table lists the Company's principal subsidiaries. The English names set forth below represent direct translation by management from their official Chinese names, solely for the convenience of reference.

	Place of			Equity
	incorporation		Particulars of	interest
Name	and operation	Legal status	issued capital	held	Principal activities

Shandong Aluminum	PRC	Joint stock	672,000,000	71.43%	Manufacture and
Industry Co., Ltd.		company with	A shares of		distribution of
(Chinese Character)		limited liability	RMB1 each		alumina and primary
		listed on the			aluminum
Shanghai Stock
Exchange

Shanxi Longmen Aluminum	PRC	Company with	Paid up capital	55%	Manufacture and
Co., Ltd.		limited liability	of RMB35,978		distribution of primary
(Chinese Character)					aluminum

The Design Institute of	PRC	*(Note)	Paid up capital	100%	Design of production
Shandong Aluminum			of RMB3,000		process and
Corporation					provision of technical
(Chinese Character)					consulting services

Zibo Wancheng Industrial	PRC	Company with	Paid up capital	100%	Provision of repair
Trading Co., Ltd.		limited liability	of RMB13,830		and maintenance
(Chinese Character)					services for electrical
plant and machinery

Zhengzhou Hicer Hitech	PRC	Company with	Paid up capital	80%	Manufacture and
Ceramics Co., Ltd.		limited liability	of RMB5,000		distribution of
(Chinese Character)					ceramic products

Shanxi Aluminum Factory	PRC	**(Note)	Paid up capital	72.57%	Manufacture and
Carbon Plant			of RMB11,820		distribution of
(Chinese Character)					electrode

China Aluminum	PRC	Company with	Paid up capital	90.5%	Import and export
International Trading Co.,		limited liability	of RMB200,000		activities
Ltd.
(Chinese Character)

Shandong Aluminum	PRC	Company with	Paid up capital	53.57%	Manufacture and
Electronic Technology Co.,		limited liability	of RMB20,000		distribution of
Ltd					electronic products
(Chinese Character)

Research & Design Institute	PRC	*(Note)	Paid up capital	100%	Design and provision
of China Great Wall			of RMB2,000		of technical
Aluminum Corporation					consulting services
(Chinese Character)

Shanxi Huaze Aluminum and	PRC	Company with	Paid up capital	60%	Manufacture and
Power Co., Ltd.		limited liability	of		trading of primary
(Chinese Character)			RMB1,500,000		aluminum products,
and the generation of
electricity

F-14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies (Continued)

(c)	Group accounting (Continued)

(i)	Consolidation financial statements and subsidiaries (Continued)

	Place of			Equity
	incorporation		Particulars of	interest
Name	and operation	Legal status	issued capital	held	Principal activities

Aluminum Corporation of	Hong Kong	Company with	Paid up capital	100%	Foreign investment
China Hong Kong Ltd		limited liability	of HK$7,000		and alumina import
(Chinese Character)					and export activities

China Aluminum Qinghai	PRC	Company with	Paid up capital	81.45%	Import and export
International Trading		limited liability	of RMB6,000		activities
Corp.,Ltd
(Chinese Character)

Chalco Foshan Trading Co.,	PRC	Company with	Paid up capital	89.60%	Trading of alumina
Ltd		limited liability	of RMB10,000		and primary
(Chinese Character)					aluminum products

Chalco Chongqing Trading	PRC	Company with	Paid up capital	90.05%	Trading of alumina
Co., Ltd		limited liability	of RMB3,000		and primary
(Chinese Character)					aluminum products

China Alumimun	PRC	Company with	Paid up capital	88.69%	Transportation
International Shipping		limited liability	of RMB6,000		services
and Forwarding
(Beijing) Corp., Ltd
(Chinese Character)

Chalco Kelin Aluminum of	PRC	Company with	Paid up capital	89.60%	Trading of alumina
Shanghai Co., Ltd		limited liability	of RMB3,000		and primary
(Chinese Character)					aluminum products

Chalco Western Qinghai Int'l	PRC	Company with	Paid up capital	81.45%	Import and export
Trading Co., Ltd		limited liability	of RMB15,000		activities
(Chinese Character)

Shanxi Huatai Coal Co., Ltd.	PRC	Company with	Paid up capital	97.84%	Production and
(Chinese Character)		limited liability	of RMB42,000		distribution of coal
					related products

Chalco Shandong	PRC	Company with	Paid up capital	81.90%	Import and export
International Trading		limited liability	of RMB10,000		activities
Co., Ltd
(Chinese Character)

Chalco Henan International	PRC	Company with	Paid up capital	81.90%	Import and export
Trading Co., Ltd		limited liability	of RMB3,000		activities

Note:

As of December 31, 2005, the legal status of these subsidiaries was either "state-owned enterprise (marked with *)" or "collectively-owned enterprise (marked with **)", respectively. The Company is in the process of rectifying the legal status of these subsidiaries which have been consolidated into the Group's financial statements as the Directors are of the opinion that these enterprises meet the criteria of being a subsidiary.

F-15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies (Continued)

(c)	Group accounting (Continued)

(ii)	Jointly controlled entities

A jointly controlled entity is the result of contractual arrangements whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognized in the statements of income, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

Unrealized gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

A listing of the Group's jointly controlled entities is set out in Note 10(a) to the consolidated financial statements.

(iii)	Associated companies

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognized in the statements of income, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

A listing of the Group's associates is set out in Note 10(b) to the consolidated financial statements.

F-16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies (Continued)

(d)	Intangibles assets

(i)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary / associate / jointly controlled entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates and jointly controlled entities is included in investments in associates and jointly controlled entities. The Group ceased amortization of goodwill from January 1, 2005. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that we expected to benefit from the business combination in which the goodwill arose.

(ii)	Mining rights

Mining rights acquired, including exploration costs, are capitalized and stated at cost to the Group less accumulated amortization and accumulated impairment losses, if any. Amortization of mining rights is calculated to write off their cost less accumulated impairment losses on a straight-line basis over their estimated useful lives of no longer than 30 years.

(iii)	Research and development expenses

Expenditure on research and development are expensed as incurred, except for expenditure on development where the technical feasibilities of the product under development have been demonstrated, expenditure are identifiable and a market exists for the product such that it is probable that it will be profitable. Such expenditures on development are recognized as an asset and amortized on a straight-line basis over the estimated economic useful period to reflect the pattern in which the related economic benefits are recognized.

No expenditure on development was recognized as assets by the Group.

(iv)	Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount (Note 2(t)).

F-17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies (Continued)

(e)	Property, plant and equipment

(i)	Tangible property, plant and equipment are stated at cost to the Group less accumulated depreciation and accumulated impairment losses.

Tangible property, plant and equipment are depreciated at rates sufficient to write off their cost less accumulated impairment losses to their estimated residual value over their estimated useful lives on a straight-line basis. The estimated useful lives of the respective categories of property, plant and equipment are as follows:

Buildings	15 to 40 years
Plant and machinery - electricity transmission equipment	32 years
Plant and machinery - others	10 to 20 years
Motor vehicles and transportation facilities	6 to 12 years
Office and other equipment	5 to 10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Costs incurred in maintaining property, plant and equipment in their normal working conditions are charged to the statements of income. Improvements are capitalized and depreciated over their expected useful lives to the Group.

(ii)

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2(t)).

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the statements of income.

(f)	Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost. Cost comprises direct costs of construction as well as capitalized finance costs related to funds borrowed specifically for the purpose of obtaining a qualifying asset less any accumulated impairment losses.

Capitalization of these borrowing costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

(g)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain by the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the statements of income on a straight-line basis over the lease periods.

The Group did not have any assets under finance leases.

F-18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies (Continued)

(h)	Investments

From January 1, 2004 to December 31, 2004:

The Group classified its investments in securities, other than subsidiaries, associates and jointly controlled entities, as investment securities, trading securities, held-to-maturity securities and futures contracts.

(i)	Investment securities

These represent long-term investments in unlisted securities which are stated at cost to the Group less provision for impairment losses. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to the fair value. The amount of the reduction is recognized as an expense in the statements of income.

(ii)	Trading securities

These represent short-term investments in listed securities that the Group intends to hold for sale and are carried at fair value, which normally represents the market value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of the investments are recognized in the statements of income. Gains or losses on disposal of short-term investments, representing the difference between the net sales proceeds and the carrying amounts, are recognized in the statements of income as they arise.

(iii)	Held-to-maturity securities

Held-to-maturity securities are stated in the balance sheet at cost less/plus any discount/premium amortized to date. The discount or premium is amortized over the period to maturity and included as interest expense/income in the statements of income. Provision is made when there is a diminution in value other than temporary.

The carrying amounts of individual held-to-maturity securities or holdings of the same securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognized in the statements of income as an expense immediately.

(iv)	Futures contracts

The Group uses futures contracts to reduce its exposure to fluctuations in the price of primary aluminum. Payments for entering into these futures contracts are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value. Changes in fair value of futures contracts are recognized immediately in the statements of income.

The fair value of futures contracts is based on quoted market prices at the balance sheet date.

F-19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies (Continued)

(h)	Investments (Continued)

From January 1, 2005 onwards:

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(i)	Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the balance sheet.

(iii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

F-20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies (Continued)

(h)	Investments (Continued)

Regular purchases and sales of investments are recognized on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statements of income. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest method.

Gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are included in the statements of income in the period in which they arise. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the statements of income as gains or losses from investment securities. Interest on available-for-sale securities calculated using the effective interest method is recognized in the statements of income. Dividends on available-for-sale equity instruments are recognized in the statements of income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the statements of income - is removed from equity and recognized in the statements of income. Impairment losses recognized in the statements of income on equity instruments are not reversed through the statements of income. Impairment testing of accounts receivable and other receivables is described in Note 2(u).

(i)	Inventories

Inventories comprise raw materials, work-in-progress, finished goods and production supplies are stated at the lower of cost to the Group and net realizable value. Work-in-progress and finished goods, calculated on the weighted average method, comprises materials, direct labor and an appropriate proportion of all production overhead expenditure. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(j)	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of the statements of cash flows, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with an original maturity of within three months and bank overdrafts.

F-21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies (Continued)

(k)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

(ii)	Transaction and balances

Foreign currency translations are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of income, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation difference on non-monetary financial assets, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(iii)	Group companies

The Company's subsidiaries, jointly-controlled entities and associated companies are located in the People's Republic of China (the "PRC"). It's functional and presentation currencies are in RMB.

(l)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

(m)	Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that the outflow becomes probable, it will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognized but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognized.

F-22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies (Continued)

(n)	Taxation

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Income tax charged to the results comprise current and deferred tax. Current income tax is calculated based on the taxable income at the prevailing applicable tax rates.

(o)	Revenue recognition

Revenue from the sale of goods is recognized on the transfer of risks and rewards of ownership, which occurs at the time when the goods are delivered to customers and title has passed. No amount of revenue is recorded when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Revenue from the provision of services is recognized when the services are rendered.

Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognized when the right to receive payment is established.

(p)	Employee benefits

(i)	Profit sharing and bonus plans

The expected cost of profit sharing and bonus payments are recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(ii)	Retirement benefit obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. Contributions to these plans are expensed as incurred.

(iii)	Housing fund

The Group provides housing fund based on certain percentage of the wages and with no more than the upper limit of the requirement. The housing fund is paid to social security organization, corresponding expenses are expensed or included in the cost of sales for the current year.

F-23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies (Continued)

(q)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Borrowing costs capitalized are those costs that would have been avoided if the expenditure on the qualifying assets had not been made, which are either the actual costs incurred on a specific borrowing or an amount calculated using the weighted average method, considering all borrowing costs incurred on general borrowings outstanding.

Other borrowing costs are expensed as incurred.

(r)	Environmental expenditures

Environmental expenditures mainly include expenditures necessary to complete remediation efforts and expenses related to the handling of waste water, gas and materials. Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Under the PRC law, the Company is required to remediate the area that it mines. The government of the province in which the mine is located prescribes the remediation requirements on the basis of the future intended use of the land and monitors the Company's remediation efforts. Such activities are typically performed concurrently with production. However, remediation efforts at certain mines are expected to commence after 2007 and the Company has established a liability sufficient to meet its remediation obligations. The expenditures necessary to complete remediation efforts are not expected to be material to cash flows or results of operations in any period.

(s)	Government subsidies

A government subsidy is initially recognized as deferred income, when there is reasonable assurance that the Group will comply with the conditions attaching with it and that the subsidy will be received.

Government subsidies relating to income are recognized as other income in the statements of income on a systematic basis to match with the related costs which they are intended to compensate. Subsidies relating to assets are recognized in the financial statements, on a systematic basis over the useful lives of the related assets.

Government subsidies relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to statements of income on a straight-line basis over the expected useful lives of the related assets.

(t)	Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format. The Group's operations are principally carried out in the PRC and the related assets are located there. Accordingly, no geographical segments are presented.

Segment assets consist primarily of intangible assets, property, plant and equipment, inventories, receivables and operating cash, and exclude assets not dedicated to a particular segment (Note 19(b)). Segment liabilities comprise operating liabilities and exclude liabilities not dedicated to a particular segment (Note 19(c)). Capital expenditure comprises additions to intangible assets and property, plant and equipment, including additions resulting from acquisitions through purchases of subsidiaries, invests in jointly controlled entities and associated companies.

F-24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

2.	Summary of Significant Policies (Continued)

(u)	Impairment of assets

Assets that have an indefinite useful life are not subject to amortization, will be tested at least annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization or depreciation are reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(v)	Accounts receivable and other receivables

Accounts receivable and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivables are impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the statements of income.

(w)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statements of income over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an contractual right to pay or an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(x)	Interest income

Interest income is recognized on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognized either when cash is collected or on a cost-recovery basis as conditions warrant.

F-25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

3.	Financial risk management

The Group is subjected to the following market risk:

(a)	Credit risk

The carrying amount of receivables included in the balance sheet represents the Group's maximum exposure to credit risk in relation to its financial assets. The Group performs periodic credit evaluations of its customers and believes that adequate provision for uncollectible receivables have been made in the consolidated financial statements.

None of the Group's major customers exceed 10% of total revenue and do not individually present a material risk to the Group's sales.

The Group maintains substantially all of its cash and cash equivalents in interest bearing accounts in several major financial institutions in the PRC. No other financial assets carry a significant exposure to credit risk.

The Group uses the majority of its futures contracts traded on the Shanghai Futures Exchange and London Metal Exchange to hedge against fluctuations in aluminum price. The futures contracts are marked to market at balance sheet date and corresponding unrealized holding losses are recorded in the statements of income for the year. The unrealized holding losses for the years ended December 31, 2003, 2004 and 2005 were RMB10,244, RMB4,972 and RMB8,360, respectively.

(b)	Interest rate risk

The Group is exposed to changes in interest rates due to its long-term debt obligations which are disclosed in Note 16 to the consolidated financial statements. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group does not use any derivative instruments to reduce its economic exposure to changes in interest rates.

(c)	Foreign currency risk

The Group has assets and liabilities that are subject to fluctuations in foreign currency exchange rates. However, the Group does not use any derivative instruments to reduce its economic exposure to changes in exchange rates. As of December 31, 2004 and 2005, the Group had the following foreign currency denominated short-term deposits:

As of December 31,

2004	2005
RMB	RMB

Short-term deposits:
U.S. Dollar denominated	459,744	57,976
Hong Kong Dollar denominated	264	2,745
Euro denominated	2	900

460,010	61,621

The Group also had foreign currency denominated accounts receivable as of December 31, 2004 and 2005:

As of December 31,

2004	2005
RMB	RMB

Accounts receivable:
U.S. Dollar denominated	23,742	685

F-26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

3.	Financial risk management (Continued)

(c)	Foreign currency risk (Continued)

The Group also had foreign currency denominated loans as of December 31, 2004 and 2005:

As of December 31,

2004	2005
RMB	RMB

Short-term loans
U.S. Dollar denominated	1,052,770	1,542,858

Long-term loans
Danish Krone denominated	12,161	9,313

1,064,931	1,552,171

(d)	Commodity price risk

As the Group sells primary aluminum at market prices, it is exposed to fluctuations in these prices. The Group uses a limited number of futures contracts to reduce its exposure to fluctuations in the price of primary aluminum.

(e)	Fair values

The carrying amounts of the Group's financial assets, including cash and cash equivalents, time deposits, investments, trade accounts receivable, bills receivable and other receivables and financial liabilities, including trade accounts payable, bills payable, short-term debts and other payables, approximate their fair values due to their short maturity. Accordingly, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments on the balance sheet:

(i)	Futures contracts

As of December 31, 2004	As of December 31, 2005

Contract	Market	Fair	Contract	Market	Fair
Value	value	value	value	value	value
RMB	RMB	RMB	RMB	RMB	RMB

Futures
contracts -
sales
contracts	220,961	225,933	(4,972)	83,651	92,011	(8,360)

The fair values of futures contracts are based on quoted market prices. As of December 31, 2004 and 2005, the Group held sales futures contracts covering 13,845 tonnes and 5,000 tonnes of aluminum maturing in the first 3 months of 2005 and during the period from February to April of 2006, respectively. Market prices of these aluminum futures contracts outstanding at as of December 31, 2004 and 2005 ranged from RMB16.214 to RMB16.430 per tonne and from RMB18.353 to RMB18.419 per tonne, respectively.

F-27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

3.	Financial risk management (Continued)

(i)	Futures contracts (Continued)

Aluminum future brokerage facilities

As of December 31, 2004 and 2005, the Group had total aluminum future brokerage facilities of approximately US$21,000 and US$27,500, respectively, to trade on the London Metal Exchange. Out of the total aluminum future brokerage facilities granted, amounts totaling US$636 and US$1,036 have been utilized as of December 31, 2004 and 2005, respectively. The brokers reserve the right to cancel, withdraw, reduce or vary the amount of the facilities at any time.

(ii)	Long-term loans

As of December 31, 2004	As of December 31, 2005

Book value	Fair value	Book value	Fair value
RMB	RMB	RMB	RMB

Bank loans	8,446,321	8,443,798	11,044,473	11,042,620
Other financial institute loans	19,000	19,000	-	-

The fair values of long-term loans are based on discounted cash flows using applicable discount rates from the prevailing market interest rates offered to the Group for debts with substantially the same characteristics and maturity dates. The discount rates as at December 31, 2004 and 2005 were 4.0% for both years.

(iii)	Available-for-sale financial assets

Available-for-sale financial assets are unquoted equity securities in which no quoted market prices for such financial assets are available in the PRC. They are stated at cost as a reasonable estimate of fair value could not be made without incurring excessive costs and they are not material to the Group's consolidated financial statements.

F-28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

4.	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Useful lives and impairment of property, plant and equipment

The Group's management determines the estimated useful lives of its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, and will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

The impairment loss for property, plant and equipment is recognized for the amount by which the carrying amount exceeds its recoverable amount in accordance with the accounting policy stated in Note 2(u) of this section. The recoverable amounts have been determined based on fair value less costs to sell, which is based on the best information available to reflect the amount that obtainable at each of the balance sheet date, from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs to disposal.

(b)	Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 2(u). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates and assumptions.

(c)	Income tax

The Group is subject to income taxes in various regions within the PRC. As a result of certain matters relating to the income taxes have not been confirmed by the local tax bureau, objective estimate and judgment based currently enacted tax laws, regulations and other related policies are required in determining the provision of income taxes to be made. Where the final tax outcomes of these matters are different from the amounts originally recorded, the differences will impact the income tax and tax provisions in the period in which the differences realize.

(d)	Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of manufacturing and selling products of similar nature. Management reassesses the estimation on each of the balance sheet date.

(e)	Impairment of receivables

The Group's management determines the provision for impairment of receivables. This estimate is based on the credit history of its customers and the current market condition. Management reassesses the estimation on each of the balance sheet date.

F-29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

5.	Cash and cash equivalents

As of December 31,

2004	2005
RMB	RMB

Bank balances and cash:
Renminbi (Note)	5,763,753	7,536,106
Other foreign currency deposits (Note 3(c))	460,010	61,621

6,223,763	7,597,727

Note:

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material difference between future exchange rate and the current exchange rate or historical exchange rate. The Group believes that it is able to obtain sufficient foreign exchange for the performance of its relevant obligations.

As of December 31, 2004 and 2005, the effective interest rate on short-term bank deposits was 1.4% and 1.29%, respectively; these deposits have an average maturity of 7 days.

6.	Accounts receivable, net

As of December 31,

2004	2005
RMB	RMB

Trade receivables	567,864	457,556
Less: Provision for impairment of receivables	(305,237)	(278,395)

262,627	179,161

Trade receivables from related parties (Note 32)	353,392	246,919
Less: Provision for impairment of receivables	(175,087)	(176,458)

178,305	70,461

	440,932	249,622
Bill receivables (Note (a))	1,524,195	711,569

1,965,127	961,191

The Group performs periodic credit evaluation on its customers and different credit policies are adopted for individual customers accordingly. The fair value of trade receivables approximates the book value.

Certain of the Group's sales were on advance payment or documents against payment. In respect of sales to large or long-established customers, subject to negotiation, a credit period for up to one year, may be granted.

F-30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

6.	Accounts receivable, net (Continued)

The aging analysis of trade receivables, net, was as follows:

As of December 31,

2004	2005
RMB	RMB

Within 1 month	218,258	112,013
Between 2 and 6 months	41,191	55,670
Between 7 and 12 months (Note (b))	26,848	39,973
Between 1 and 2 years (Note (b))	81,260	21,530
Over 2 years (Note (b))	73,375	20,436

440,932	249,622

Notes:

(a)	Bills receivable are bills of exchange with maturity dates within six months.

(b)	Trade receivables aged over six months are principally due from related parties.

7.	Inventories

As of December 31,

2004	2005
RMB	RMB

Costs	5,305,415	7,272,955
Less: Provision for obsolete inventories	(73,508)	(38,224)

5,231,907	7,234,731

The carrying amount of inventories was as follows:
As of December 31,

2004	2005
RMB	RMB

Raw materials	2,161,964	3,016,770
Work in progress	1,578,971	2,144,369
Finished goods	987,603	1,489,061
Production supplies	503,369	584,531

5,231,907	7,234,731

During December 31, 2003, 2004 and 2005, the cost of inventories recognized as expenses and included in cost of goods sold amounted to RMB16,460,283, RMB21,503,250 and RMB24,822,109, respectively.

F-31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

8.	Other current assets

As of December 31,

2004	2005
RMB	RMB

Purchase deposits to suppliers	353,777	652,225
Other deposits and prepayments	118,462	225,758
Value-added tax recoverable	6,595	277
Short-term listed investments (Note (a))	41,530	-
Financial assets at fair value through profit or loss (Note (a))	-	5,540
Held-to-maturity investments (Note (b))	10,860	-
Other receivables (Note (c))	144,215	36,955

	675,439	920,755
Receivables from related parties (Note 32)	260,352	248,266

935,791	1,169,021

Notes:

(a)

Short-term listed investments primarily represented PRC treasury bonds held at fair value. Pursuant to the adoption of HKAS 32 and HKAS 39, these short-term listed investments were reclassified to financial assets at fair value through profit or loss.

(b)	Held-to-maturity investments are stated in the balance sheet at cost less/plus any discount/premium amortized to date. The investments matured on July 23, 2005.

(c)	As of December 31, 2004 and 2005, the balance of the Group was stated net of provision for doubtful receivables of RMB164,523 and RMB162,363, respectively.

The fair value of other current assets approximates the book value.

9.	Investments in securities/available-for-sale financial assets

As of December 31,

2004	2005
RMB	RMB

Unlisted
Investment in securities	10,800
Available-for-sale financial assets	-	10,200

10,800	10,200

Investments in securities are investments in shares of fellow subsidiaries. Pursuant to the adoption of HKAS 32 and HKAS 39, these investments in securities were reclassified to available-for-sale financial assets. (Note 2(a)(iv))

F-32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

10.	Interests in jointly controlled entities/ associated companies

(a)	Interests in jointly controlled entities

As of December 31,

2004	2005
RMB	RMB

Share of net assets	66,877	184,399

Movements in interests in jointly controlled entities are as follows:

2004	2005
RMB	RMB

As of January 1	21,330	66,877
Additions for the year	49,500	117,150

	70,830	184,027
Share of jointly controlled entities' results
(Loss) income for the year	(3,953)	372

As of December 31	66,877	184,399

As of December 31, 2005, jointly controlled entities of the Group are as follow:

	Place of			Equity
	incorporation		Particulars of	interest	Principal
Name	and operation	Legal status	issued capital	held	activities

Shanxi JinXin Aluminum	PRC	Company with	Paid up capital of	50%	Production and
Co., Ltd.		limited liability	RMB20,000		distribution of
(Chinese Character)					primary aluminum

Guangxi Huayin	PRC	Company with	Paid up capital of	33%	Production and
Aluminum Co. Ltd.		limited liability	RMB515,000		distribution of
(Chinese Character)					alumina
(Note 31(b)(i))

The English names of the above entities represent direct translation by management from their official Chinese names, solely for the convenience of reference.

F-33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

10.	Interests in jointly controlled entities/ associated companies (Continued)

(a)	Interests in jointly controlled entities (Continued)

The Group's share of interests in its jointly controlled entities is as follows:

As of December 31,

2004	2005
RMB	RMB

Assets:
Non-current assets	40,393	157,963
Current assets	99,315	198,617

139,708	356,580

Liabilities:
Non-current liabilities	17,618	17,618
Current liabilities	55,213	154,563

72,831	172,181

Net assets	66,877	184,399

Income	41,117	50,720
Expenses	(45,070)	(50,348)

(Loss) income for the year	(3,953)	372

The Group's jointly controlled entities had no material commitment as of December 31, 2004. As of December 31, 2005, the Group's proportionate interests in jointly controlled entities' capital commitments are approximately RMB2,116,552.

As of December 31, 2004 and 2005, there are no material contingent liabilities relating to the Group's interests in the jointly controlled entities, and no material contingent liabilities of the jointly controlled entities themselves.

(b)	Interests in associated companies

2004	2005
RMB	RMB

Share of net assets	45,000	886,375

F-34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

10.	Interests in jointly controlled entities/ associated companies (Continued)

(b)	Interests in associated companies (Continued)

Movements in interests in associated companies are as follows:

2004	2005
RMB	RMB

As of January 1	45,000	45,000
Additions for the year (Note (ii))	-	814,428

	45,000	859,428

Share of associates' results
Profit before taxation	-	31,113
Taxation	-	(4,166)

-	26,947

As of December 31	45,000	886,375

The Group's share of interests in its associates is as follows:

% Interest
Name	Assets	Liabilities	Revenues	Profit	Held
	RMB	RMB	RMB	RMB

2004

Jiaozuo Coal Group Xinxiang (Zhaogu)
Energy Corporation Co. Ltd.
(Chinese Character) (Note (i))	52,071	7,071	-	-	30%

2005

Jiaozuo Coal Group Xinxiang (Zhaogu)
Energy Corporation Co. Ltd.
(Chinese Character) (Note (i))	95,118	19,518	-	-	30%
Lanzhou Aluminum Corporation Ltd.
(Chinese Character) (Note (ii)	1,247,867	437,092	586,178	26,947	28%

1,342,985	456,610	586,178	26,947

Notes:

(i)

Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co. Ltd., which was set up between the Company and Jiaozuo Coal (Group) Co., Ltd. The Company has invested RMB 75,600 and has a 30% equity interest in this associated company. The principal activity of the associated company is coal production in Henan. As of December 31, 2005, this associated company was still at the development stage.

(ii)

On March 20, 2005, the Group acquired 28% share capital of Lanzhou Aluminum Corporation Limited ("Lanzhou Aluminum"), a company with it's A shares listed on Shanghai Stock Exchange in the PRC. The principal activities of Lanzhou Aluminum are the manufacturing and selling of primary Aluminum in the PRC. The market value of such listed shares as of December 31, 2005 was approximately RMB744,072.

F-35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

11.	Intangible assets

Goodwill	Mining rights	Total
RMB	RMB	RMB

Year ended December 31, 2004
As of January 1, 2004	431,334	274,681	706,015
Additions	-	81,606	81,606
Amortization charge for the year (Note 21)	(24,648)	(33,820)	(58,468)

As of December 31, 2004	406,686	322,467	729,153

As of December 31, 2004
Cost	492,954	404,329	897,283
Accumulated amortization	(86,268)	(81,862)	(168,130)

Net book amount	406,686	322,467	729,153

Year ended December 31, 2005
As of January 1, 2005	406,686	322,467	729,153
Additions	-	28,722	28,722
Amortization charge for the year (Note 21)	-	(36,396)	(36,396)

As of December 31, 2005	406,686	314,793	721,479

As of December 31, 2005
Cost (Note)	406,686	433,051	839,737
Accumulated amortization	-	(118,258)	(118,258)

Net book amount	406,686	314,793	721,479

Note:

Pursuant to the adoption of HKFRS 3 as set out in Note 2(a) to the consolidated financial statements, accumulated amortization of goodwill of RMB86,268 has been eliminated against cost as of December 31, 2004.

F-36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

12.	Property, plant and equipment

Motor
			vehicles and	Office
Construction		Plant and	transportation	and other
in progress	Buildings	machinery	facilities	equipment	Total
RMB	RMB	RMB	RMB	RMB	RMB

Cost
As of January 1, 2004,
as previously reported	5,067,754	12,716,189	23,163,034	963,868	208,827	42,119,672
Effect of adopting HKAS 17	-	(16,360)	-	-	-	(16,360)
Effect of adopting HKAS 23	-	42,053	370,734	18,157	4,527	435,471

As of January 1, 2004,
as restated	5,067,754	12,741,882	23,533,768	982,025	213,354	42,538,783
Additions	10,190,116	236,435	104,052	10,379	17,562	10,558,544
Transfers/reclassification	(4,632,259)	906,242	3,477,081	192,979	55,957	-
Disposals	-	(18,987)	(272,572)	(115,504)	(7,916)	(414,979)

As of December 31, 2004	10,625,611	13,865,572	26,842,329	1,069,879	278,957	52,682,348

Accumulated depreciation
and impairment
As of January 1, 2004,
as previously reported	10,420	42,44,350	11,635,503	584,538	90,664	16,565,475
Effect of adopting HKAS 17	-	(393)	-	-	-	(393)
Effect of adopting HKAS 23	-	27,195	74,463	4,292	946	106,896

As of January 1, 2004,	10,420	4,271,152	11,709,966	588,830	91,160	16,671,928
as restated
Charge for the year	-	459,261	1,677,330	100,579	44,115	2,281,285
Impairment loss	10,902	5,646	3,651	28	-	20,227
Transfers/reclassification	-	(12,378)	7,027	(400)	5,751	-
Disposals	-	(12,834)	(198,545)	(98,535)	(7,461)	(317,375)

As of December 31, 2004	21,322	4,710,847	13,199,429	590,502	134,015	18,656,115

Net book value
As of December 31, 2004,
as restated	10,604,289	9,154,725	13,642,900	479,377	144,942	34,026,233

F-37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

12.	Property, plant and equipment (Continued)

Motor
			vehicles and	Office
Construction		Plant and	transportation	and other
in progress	Buildings	machinery	facilities	equipment	Total
RMB	RMB	RMB	RMB	RMB	RMB

Cost
As of January 1, 2005,
as previously reported	10,625,611	13,648,085	26,387,189	1,051,722	274,430	51,987,037
Effect of adopting HKAS 17	-	(17,739)	-	-	-	(17,739)
Effect of adopting HKAS 23	-	235,226	455,140	18,157	4,527	713,050

As of January 1, 2005,
as restated	10,625,611	13,865,572	26,842,329	1,069,879	278,957	52,682,348
Additions	8,174,422	54,504	77,409	6,835	19,142	8,332,312
Transfers/reclassification	(12,333,012)	2,751,603	9,194,038	400,499	(13,128)	-
Disposals	-	(74,138)	(348,736)	(119,790)	(5,292)	(547,956)

As of December 31, 2005	6,467,021	16,597,541	35,765,040	1,357,423	279,679	60,466,704

Accumulated depreciation
and impairment
As of January 1, 2005,
as previously reported	21,322	4,678,209	13,103,652	586,210	133,069	18,522,462
Effect of adopting HKAS 17	-	(1,691)	-	-	-	(1,691)
Effect of adopting HKAS 23	-	34,329	95,777	4,292	946	135,344

As of January 1, 2005,
as restated	21,322	4,710,847	13,199,429	590,502	134,015	18,656,115
Charge for the year	-	522,206	1,668,296	283,828	33,673	2,508,003
Impairment loss	4,225	-	-	-	-	4,225
Transfers/reclassification	-	(14,660)	22,365	9,800	(17,505)	-
Disposals	(8,671)	(55,933)	(294,519)	(111,276)	(4,847)	(475,246)

As of December 31, 2005	16,876	5,162,460	14,595,571	772,854	145,336	20,693,097

Net book value
As of December 31, 2005	6,450,145	11,435,081	21,169,469	584,569	134,343	39,773,607

All the buildings of the Group are located in the PRC. As of December 31, 2004 and 2005, no property, plant and equipment were pledged as security.

F-38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

13.	Land use rights

The Group's interests in land use rights represent prepaid operating lease payments in the PRC held on leases of between 10 to 50 years and their net book values are analyzed as follows:

2004	2005
RMB	RMB

Net book value
As of January 1, as previously reported	-	-
Effect after adopting HKAS 17	16,938	16,048

As of January 1, as restated	16,938	16,048
Additions	-	56,898
Amortization for the year	(890)	(10,671)

As of December 31	16,048	62,275

All land use rights of the Group are with remaining operating lease period of 45 years from Aluminum Corporation of China ("Chinalco") (Notes 31(c) and 32(d)(VII)(i)).

No land use rights were pledged as security.

14.	Accounts payable

As of December 31,

2004	2005
RMB	RMB

Trade payables	1,919,330	2,584,557
Trade payables to related parties (Note 32)	79,408	54,526

	1,998,738	2,639,083
Bills payable (Note (a))	49,093	10,166

2,047,831	2,649,249

F-39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

14.	Accounts payable (Continued)

The aging analysis of trade payables was as follows:

As of December 31,

2004	2005
RMB	RMB

Within 1 month	1,345,461	1,804,096
Between 2 and 6 months	491,386	639,520
Between 7 and 12 months	72,982	131,596
Between 1 and 2 years (Note (b))	22,763	22,806
Between 2 and 3 years (Note (b))	9,916	7,279
Over 3 years (Note (b))	56,230	33,786

1,998,738	2,639,083

Notes:

(a)	Bills payable are repayable within six months.

(b)	Trade payables aged over one year are principally due from related parties.

15.	Other payables and accruals

As of December 31,

2004	2005
RMB	RMB

Accrued construction costs	1,587,818	1,629,934
Sales deposits from customers	1,507,443	1,571,884
Accrued payroll and bonus	745,200	934,869
Taxes other than income taxes payable (Note)	517,148	256,990
Staff welfare payable	287,396	221,898
Accrued contributions to retirement schemes	31,006	12,174
Interest payable	20,651	468
Other accruals	291,099	301,273

	4,987,761	4,929,490
Amount due to related parties (Note 32)	556,806	655,827

5,544,567	5,585,317

Note:	Taxes other than income taxes payable mainly comprise accrual for value-added tax, land use tax and city construction tax.

F-40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

16.	Borrowings

(a)	Long-term loans

Unsecured long-term loans include bank loans and loans from other financial institutions which are analyzed as follows:

As of December 31,

2004	2005
RMB	RMB

Unsecured bank loans
Wholly repayable within five years	3,365,000	5,556,000
Not wholly repayable within five years	5,081,321	5,488,473

	8,446,321	11,044,473
Loans from other financial institutions
Wholly repayable within five years	19,000	-

	8,465,321	11,044,473
Current portion of long-term loans	(1,073,658)	(1,353,980)

7,391,663	9,690,493

The maturity of total long~term loans is as follows:

As of December 31,

2004	2005
RMB	RMB

Within one year	1,073,658	1,353,980
In the second year	1,621,658	1,929,140
In the third to fifth year	4,419,635	4,866,941
After the fifth year	1,350,370	2,894,412

8,465,321	11,044,473

As of December 31, 2004 and 2005, bank loans of the Group of RMB1,485,161 and RMB494,000, respectively, were guaranteed by Chinalco.

As of December 31, 2004 and 2005, bank loans of subsidiaries of RMB1,100,000 and RMB1,100,00 were guaranteed by the Company.

F-41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

16.	Borrowings (Continued)

(a)	Long-term loans (Continued)

The characteristics of the Group's long-term loans are analyzed as follows:

As of December 31,

		2004	2005
Loan	Interest rate and final maturity	RMB	RMB

Bank loans:	Variable interest rates ranging from 4.9% to 6.1% per annum
Renminbi-denominated loans:	as of December 31, 2005 with maturity dates through 2010
Development of production	(2004: 4.9% to 5.9% per annum with maturity date through
facilities	2009)	5,104,000	10,021,160

Working capital	Variable interest rates ranging from 3.6% to 5.2% per annum
	as of December 31, 2005 with maturity dates through 2009
	(2004: 4.9% to 5.5% per annum with maturity dates through
	2012)	3,330,160	1,014,000

Danish Krone-denominated loans:	Fixed interest rates 0.3% per annum as of December 31,
Development of production	2005 with maturity dates through 2015 (2004: fixed interest
facilities	rates 0.3% per annum with maturity dates through 2015)	12,161	9,313

8,446,321	11,044,473

Loans from other financial	There was no loans from the financial institution as at
institutions:	December 31, 2005 (2004: fixed interest rates 5.3% per
Renminbi-denominated loans:	annum with maturity dates through 2006)
Working capital		19,000	-

(b)	Unsecured short-term bank loans

The carrying amount of the short-term bank loans are dominated in following currencies:

As of December 31,

2004	2005
RMB	RMB

Renminbi	2,396,140	836,140
U.S. Dollar	1,052,770	1,542,858

3,448,910	2,378,998

As of December 31, 2004 and 2005, the effective interest rates are 2.57% to 5.02% and 3.33% to 5.58%, respectively.

As of December 31, 2004, short-term bank loans of subsidiaries amounted to RMB12,000 and US$127,197 (equivalent to RMB1,026,505) were guaranteed by Chinalco and the Company, respectively.

As of December 31, 2005, short-term bank loans of subsidiaries amounted to RMB12,000 and US$191,180 (equivalent to RMB1,542,861) were guaranteed by the Company.

F-42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

16.	Borrowings (Continued)

(c)	Banking facilities

As of December 31, 2004 and 2005, the Group had total banking facilities of approximately RMB33,894,000 and RMB37,672,000, respectively, inclusive of long-term facilities of approximately RMB13,963,000 and RMB13,963,000 and other facilities of approximately RMB19,931,000 and RMB23,709,000. Out of the total banking facilities granted, amounts totaling RMB11,895,000 and RMB13,423,000 have been utilized as of December 31, 2004 and 2005, respectively. Banking facilities of approximately RMB33,328,000 require renewal during 2006. The Directors of the Company are confident that such banking facilities can be renewed upon expiration.

17.	Short-term bonds

On June 15, 2005, the Company issued short-term bonds with a total face value of RMB2,000,000 (face value of RMB0.1 per unit) and maturity of 1 year for working capital. The effective interest rates of these bonds were 3.33% per annum. As of December 31, 2005, the short-term bonds were stated at net of discounts of RMB29,160.

18.	Issued capital and reserves

(a)	Share capital

As of December 31,

2004	2005
RMB	RMB

Registered, issued and fully paid:
11,049,876,153 (2004: 11,049,876,153) shares of RMB1.00 each	11,049,876	11,049,876

In January 2004, pursuant to a placing agreement between the Company and a placing agent, the Company issued an aggregate of 549,976,000 new H shares of RMB1.00 each to certain independent professional and institutional investors at a price of HK$5.658 per H share on a fully underwritten basis (the "Placing"). The net proceeds to the Company from the Placing amounted to approximately RMB3,200,000 of which, approximately RMB2,000,000 will be used to fund the alumina expansion project in the Company's Shanxi branch. The Directors plan to use the balance of the net proceeds for the funding of any possible acquisitions of domestic primary aluminum projects.

As of December 31, 2004 and 2005 the registered, issued and fully paid share capital of the Company were RMB11,049,876, divided into 11,049,876,153 shares of RMB1.00 each, comprising 7,750,010,185 domestic shares and 3,299,865,968 H shares.

At the annual general meeting of the Company held on June 9, 2005, the Company was approved to submit applications to China Securities Regulatory Commission for the issue of up to 1,500,000,000 A shares to the PRC public, and to the Shanghai Stock Exchange for a listing of its A shares thereon. The amount raised is expected to be not more than RMB8,000,000. Preparation of the said application is currently in progress.

F-43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

18.	Issued capital and reserves (Continued)

(b)	Reserves (Continued)

(i)	Capital reserve

As of December 31,

2004	2005
RMB	RMB

Capital reserve represents:
Premium on issue of shares upon group reorganization	2,403,804	2,403,804
Premium on subsequent issue of shares to the public	3,504,128	3,504,128
Gain on waiver of interest (Note 19(c))	157,253	171,964
Other reserve	138,860	138,860

6,204,045	6,218,756

Capital reserve can only be used to increase share capital. Pursuant to the PRC accounting standards on debt restructuring, any gains arising from debt restructuring which represent the difference between the final settlement and the carrying value of the debt concerned are directly reflected in capital reserve and therefore not distributable. Accordingly, a transfer has been made from retained earnings to reflect its non-distributable nature.

Other reserve represents contributions from Chinalco in respect of subsidies received by Chinalco from the Ministry of Finance of the PRC to support certain technical improvement projects of the Group. Pursuant to relevant PRC regulations, these subsidies should be treated as the equity interest of Chinalco; therefore can only be used to increase Chinalco's shares in the Company in the event that new issuance of shares is made in the future.

(ii)	Statutory surplus reserve

In accordance with relevant PRC laws and financial regulations, every year the Company is required to transfer 10% of the income after taxation prepared in accordance with PRC accounting standards to the statutory surplus reserve until the balance reaches 50% of the paid-up share capital. Such reserve can be used to reduce any losses incurred and to increase share capital. Statutory surplus reserve balance should not fall below 25% of the registered capital after the placing.

(iii)	Statutory public welfare fund

In accordance with relevant PRC laws and financial regulations, every year the Company is required to transfer between 5% to 10% of the income after taxation prepared in accordance with PRC accounting standards to the statutory public welfare fund. The use of this fund is restricted to capital expenditure for employees' collective welfare facilities, the ownership in respect of which belongs to the Group. The statutory public welfare fund is not available for distribution to shareholders except under liquidation. Once any capital expenditure on staff welfare facilities has been made, an equivalent amount must be transferred from the statutory public welfare fund to the discretionary surplus reserve, a reserve which can be used to reduce any losses incurred or to increase share capital.

The Company decided to make a 10% transfer as statutory public welfare fund for the years ended December 31, 2004 and 2005.

F-44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

18.	Issued capital and reserves (Continued)

(b)	Reserves (Continued)

(iv)	Retained earnings

As of December 31,

2004	2005
RMB	RMB

Company and subsidiaries	7,582,762	10,919,032
Effect of adopting HKAS 23 (Note 2(a))	243,069	410,652
Jointly controlled entities	(5,055)	(4,683)
Associated companies	-	26,947

7,820,776	11,351,948

F-45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

19.	Turnover, revenue and segment information

The Group is principally engaged in the production and distribution of alumina and primary aluminum. Revenues recognized are as follows:

For the years ended December 31,

2003	2004	2005
RMB	RMB	RMB

Sales of goods, net of value-added tax	23,245,858	32,313,076	37,110,319

Other revenues
Sales of scrap and other materials	210,128	339,585	303,200
Supply of electricity, heat, gas and water (Note 32(d))	266,808	273,537	298,756
Rendering of services (Note (a))	76,680	33,145	114,211
Interest income	26,204	61,540	89,363
Income from held-to-maturity investments	351	351	193

Total other revenues	580,171	708,158	805,723
Expenses related to other revenues (Note (b))	(512,220)	(592,630)	(720,446)

	67,951	115,528	85,277

Interest waived (Note (c))	44,476	9,777	14,711
Government subsidies	6,492	4,512	5,440
Realized and unrealized (loss)gain on futures contracts	(65,214)	(25,492)	5,760
Penalties, fines and compensations	(84)	(2,518)	(329)
(Loss) gain on financial assets at fair value through profit or loss	(2,979)	(514)	5,582
Other revenues, net	50,642	101,293	116,441

Notes:

(a)	Rendering of services mainly comprises revenues from the provision of transportation, machinery processing and production design services.

(b)	Expenses related to other revenues mainly include the cost of scrap and other materials sold and costs incurred in the supply of electricity, heat, gas and water (Note 32(d)).

(c)

In 2003, the gain was related to an interest waiver arrangement made between the Company and China Construction Bank for full settlement of the outstanding loans and the related interest payable of RMB99,480 by the payment by the Company of a lump sum of RMB55,000. In 2004 and 2005, the gain was related to an interest waiver agreement made between the Company and a financial institution for full settlement of the outstanding loans of RMB15,950 and RMB19,000 and the related interest payable was waived, respectively.

F-46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

19.	Turnover, revenue and segment information (Continued)

Primary reporting format - business segments

The Group is organized in the PRC into two main business segments:

*	Alumina segment - comprising mining and processing of bauxite into alumina and the associated distribution activities.

*	Primary aluminum segment - comprising production of primary aluminum and the associated distribution activities.

In addition, the Group also provides other services.

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina and primary aluminum business carried out by Zhengzhou Research Institute and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

All inter-segment and inter-plant sales are made at prices approximate to market prices.

For the years ended December 31,

2003	2004	2005
RMB	RMB	RMB

Segment results

Sales of goods
Alumina
External sales	12,327,527	20,497,545	22,853,792
Inter-segment sales	3,131,674	4,226,150	5,191,749

	15,459,201	24,723,695	28,045,541

Primary aluminum - External sales	10,845,603	11,720,415	14,128,496
Corporate and other services - External sales (Note (a))	72,728	95,116	128,031
Inter-segment elimination	(3,131,674)	(4,226,150)	(5,191,749)

Total sales of goods	23,245,858	32,313,076	37,110,319

Cost of goods sold
Alumina	9,602,328	14,386,807	16,552,182
Primary aluminum	9,894,366	11,239,784	13,280,526
Corporate and other services	64,982	81,718	73,182
Inter-segment elimination	(3,101,393)	(4,205,059)	(5,083,781)

Total cost of goods sold	16,460,283	21,503,250	24,822,109

Gross profit
Alumina	5,856,873	10,336,888	11,493,359
Primary aluminum	951,237	480,631	847,970
Corporate and other services	7,746	13,398	54,849
Inter-segment elimination	(30,281)	(21,091)	(107,968)

Total gross profit	6,785,575	10,809,826	12,288,210

F-47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

19.	Turnover, revenue and segment information (Continued)

Primary reporting format - business segments (Continued)

For the years ended December 31,

2003	2004	2005
RMB	RMB	RMB

Segment results (Continued)

Other costs, net of other revenues and other income
Alumina	757,709	1,003,535	1,181,053
Primary aluminum	516,375	524,506	616,030
Corporate and other services	86,083	90,304	103,287
Unallocated	359,443	281,431	306,604

Total other costs, net of other revenues and other income	1,719,610	1,899,776	2,206,974

Segment operating income (loss)
Alumina	5,099,164	9,333,353	10,312,306
Primary aluminum	434,862	(43,875)	231,940
Corporate and other services	(78,337)	(76,906)	(48,438)
Unallocated	(359,443)	(281,431)	(306,604)
Inter-segment elimination	(30,281)	(21,091)	(107,968)

Total operating income	5,065,965	8,910,050	10,081,236
Finance costs	439,897	109,948	366,908

Operating income after finance costs	4,626,068	8,800,102	9,714,328
Share of income (loss) of jointly controlled entities	1,193	(3,953)	372
Share of income of an associated company	-	-	26,947

Income before income taxes	4,627,261	8,796,149	9,741,647
Income taxes	920,159	2,161,086	2,495,213

Income after income taxes	3,707,102	6,635,063	7,246,434

F-48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

19.	Turnover, revenue and segment information (Continued)

Primary reporting format - business segments (Continued)

For the years ended December 31,

2003	2004	2005
RMB	RMB	RMB

Capital expenditure

Alumina	4,013,419	5,398,997	5,369,606
Primary aluminum	1,635,826	5,257,407	2,793,892
Corporate and other services	47,259	76,841	124,811
Unallocated	33,030	208,411	129,623

Total capital expenditure	5,729,534	10,941,656	8,417,932

Depreciation and amortization charged to the
consolidated statements of income

Alumina	1,327,097	1,651,211	1,713,281
Primary aluminum	726,985	701,764	743,264
Corporate and other services	29,890	30,764	41,177
Unallocated	29,224	26,330	27,222

Total	2,113,196	2,410,069	2,524,944

Impairment losses charged to the consolidated
statements of income

Alumina	33,116	10,902	4,225
Primary aluminum	41,369	9,325	-

Total	74,485	20,227	4,225

F-49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

19.	Turnover, revenue and segment information (Continued)

Primary reporting format - business segments (Continued)

As of December 31,

2004	2005
RMB	RMB

Segment assets

Alumina	29,688,156	35,445,213
Primary aluminum	15,849,283	16,563,819
Corporate and other services	4,317,420	6,153,200
Unallocated (Note (b))	452,571	1,491,514

	50,307,430	59,653,746
Inter-segment elimination	(749,361)	(643,867)

Total assets	49,558,069	59,009,879

Segment liabilities

Alumina	10,213,143	9,373,274
Primary aluminum	6,077,356	6,332,311
Corporate and other services	718,356	4,767,800
Unallocated (Note (c))	4,492,697	4,975,467

	21,501,552	25,448,852
Inter-segment elimination	(749,361)	(643,867)

Total liabilities	20,752,191	24,804,985

Notes:

(a)	Sales of corporate and other services mainly represent the sale of alumina by Zhengzhou Research Institute.

(b)

Unallocated assets, which represent assets not dedicated to a particular segment, consist primarily of cash and cash equivalents except operating cash, investments, deferred tax assets, other receivables and non-operating property, plant and equipment.

(c)	Unallocated liabilities, which represent liabilities not dedicated to a particular segment, consist primarily of short-term and long-term loans, taxation payable and other liabilities.

F-50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

20.	Selling and distribution expenses

For the years ended December 31,

2003	2004	2005
RMB	RMB	RMB

Transportation and loading	271,398	313,692	350,730
Packaging expenses	157,173	193,968	203,492
Miscellaneous port expenses	39,315	38,321	32,197
Salaries and welfare expenses	28,543	27,179	30,939
Sales commission and other handling fee	13,762	15,922	23,206
Others	39,241	58,450	46,153

549,432	647,532	686,717

21.	General and administrative expenses

For the years ended December 31,

2003	2004	2005
RMB	RMB	RMB

Salaries and welfare expenses	362,887	393,777	466,196
Taxes other than income taxes (Note)	233,213	327,978	383,925
Depreciation - non production property, plant and equipment	71,016	71,295	73,504
Traveling and entertainment	50,846	68,115	84,023
Utilities and office supplies	41,524	43,588	47,442
Insurance	23,657	37,096	46,539
Rental expenses	-	-	45,217
Pre-operation expenses	-	-	42,379
Legal and professional fees	11,630	38,122	44,971
Marketing and advertising	18,626	24,779	33,780
Amortization of goodwill (Note 11)	24,648	24,648	-
Auditors' remuneration
- audit fees	17,831	14,210	14,660
- audit related fees	-	4,097	9,291
- other fees	-	1,197	978
Repairs and maintenance	23,189	19,431	23,209
Loss on disposal of property, plant and
equipment - non production facilities	24,095	-	-
Others	144,299	152,569	207,203

1,047,461	1,220,902	1,523,317

Note:

Taxes other than income taxes mainly comprise land use tax, city construction tax and education surcharge. City construction tax and education surcharge are levied on an entity based on its total amount of consumption tax, value-added tax and business tax payable which are actually paid.

F-51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

22.	Directors', Supervisors' and senior management's remuneration

(a)	Directors' and Supervisors' remuneration

The aggregate amounts of remuneration payable to Directors and Supervisors of the Company for each of the three years ended December 31, 2005 are as follows:

For the years ended December 31,

2003	2004	2005
RMB	RMB	RMB

Fees	877	863	1,097
Basic salaries, housing allowances, other
allowances and benefits in kind	2,356	3,303	2,956
Discretionary bonuses	2,200	2,200	2,265
Contributions to the retirement schemes	67	56	80

5,500	6,422	6,398

Pursuant to the requirement under Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which was effective on January 1, 2005, the remuneration of each Director for the year ended December 31, 2005 is set out below:

Employer's
contribution
			Discretionary	to retirement
Name of Director	Fees	Salary	bonuses	schemes	Total
	RMB	RMB	RMB	RMB	RMB

Xiao Yaqing	-	762	594	20	1,376
Xiong Weiping	-	640	495	20	1,155
Luo Jianchuan	-	566	335	20	921
Chen Jihua	-	508	269	20	797
Wang Dianzhou	276	-	-	-	276
Kang Yi	276	-	-	-	276
Chiu Chi Cheong, Clifton (Note (a))	212	-	-	-	212
Joseph C. Muscari	150	-	-	-	150
Chen Xiaozhou (Note (b))	38	-	-	-	38
Shi Chungui (Note (c))	88	-	-	-	88
Poon Yiu Kin, Samuel (Note (d))	57	-	-	-	57

Notes:

(a)	Resigned on October 14, 2005.

(b)	Resigned on March 27, 2005.

(c)	Appointed on June 9, 2005.

(d)	Appointed on October 14, 2005.

F-52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

22.	Directors', Supervisors' and senior management's remuneration (Continued)

(a)	Directors' and Supervisors' remuneration (Continued)

The remuneration of the Directors' and Supervisors' fell within the following bands:

Number of individuals
For the years ended December 31,

2003	2004	2005

Nil to RMB1,000	11	16	12
RMB1,000 - RMB1,500	1	-	2

No Director or Supervisor of the Company waived any remuneration during the respective years.

(b)	Five highest paid individuals

Number of individuals
For the years ended December 31,

2003	2004	2005

Directors and Supervisors	3	3	3
Senior management	2	2	2

During 2003, 2004 and 2005, the five individuals whose remuneration were the highest in the Group include three Directors whose remuneration are reflected in the analysis presented above for each of the respectively years. The remuneration payable to the remaining two Directors for each of the respectively years are as follow:

For the years ended December 31,

2003	2004	2005
RMB	RMB	RMB

Basic salaries, housing allowances,
other allowances and benefits in kind	782	979	1,046
Discretionary bonuses	544	393	538
Contributions to the retirement schemes	25	20	29

1,351	1,392	1,613

F-53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

23.	Staff costs

For the years ended December 31,

2003	2004	2005
RMB	RMB	RMB

Wages, salaries and bonuses	2,005,282	2,297,941	2,317,347
Housing fund	138,433	139,532	154,977
Contributions to retirement schemes (Note (a))	315,221	344,391	390,713
Welfare and other expenses (Note (b))	441,022	531,996	546,531

2,899,958	3,313,860	3,409,568

Notes:

(a)

The employees of the Group participate in various retirement benefit schemes organized by the relevant provincial and municipal governments under which the Group was required to make monthly defined contributions to these plans at rates ranging from 15% to 25% of the employees' basic wages / salaries for the respective years. The Group's contributions to these defined contribution schemes are expensed as incurred and are not reduced by forfeited contributions. The assets of these schemes, which are operated by the respective governments, are held separately from the Company and its subsidiaries.

(b)

Welfare and other expenses, including welfare, staff committee expenses, education expenses, unemployment insurance expenses are accrued based on 14% of the wages and recognized in the consolidated statements of income.

Staff costs include remuneration payable to Directors, Supervisors and senior management as set out in Note 22.

24.	Expenses (written-back)/charged to the consolidated statements of income

For the years ended December 31,

2003	2004	2005
RMB	RMB	RMB

Depreciation of property, plant and equipment, as restated	2,064,732	2,350,711	2,477,877
Operating lease rentals in respect of land and buildings	154,363	217,151	242,619
Loss on disposal of property, plant and equipment	160,823	43,740	63,355
Amortization of mining rights (Note 11)	23,816	33,820	36,396
Amortization of land use rights (Note 13)	-	890	10,671
(Write-back of provision upon sales)/provision
for obsolete inventories	(15,223)	39,591	13,184

F-54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

25.	Finance costs

For the years ended December 31,

2003	2004	2005
RMB	RMB	RMB

Interest on bank loans	509,598	518,481	708,600
Interest on loan from other financial institutions
wholly repayable within five years	9,818	1,436	~

Total finance costs incurred	519,416	519,917	708,600
Less: amount capitalized in construction in progress	(87,753)	(399,117)	(304,122)

	431,663	120,800	404,478
Exchange loss (gain), net (Note)	8,234	(10,852)	(37,570)

439,897	109,948	366,908

Interest rates per annum at which finance
costs were capitalized	4.9% to 5.6%	4.9% to 5.8%	4.9% to 6.1%

Note:

The net exchange gain and loss for the years ended December 31, 2003 and 2005, respectively, was mainly related to foreign currency borrowings. The net exchange gain for the year ended December 31, 2004 was mainly due to foreign currency deposits.

26.	Taxation

(a)	The amount of taxation charged to the consolidated statements of income represents:

For the years ended December 31,

2003	2004	2005
RMB	RMB	RMB

Current taxation:
PRC income tax	1,075,255	2,271,195	2,627,246
Over provision in prior years	(53,107)	(21,165)	(40,466)
Deferred tax	(102,847)	(88,944)	(91,567)

	919,301	2,161,086	2,495,213

Share of income tax attributable to jointly	858	-	-
controlled entities

920,159	2,161,086	2,495,213

F-55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

26.	Taxation (Continued)

(b)

Pursuant to "Guo Ban Fa 2001 No.73" dated September 29, 2001 issued by the State Council of the PRC and approved by the respective local tax authorities in late 2002, three branches and a subsidiary of the Company located in the western region of China (namely Guangxi branch, Qinghai branch, Guizhou branch and China Aluminum Qinghai International Trading Corp., Ltd. were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations in specified regions with retroactive effect from January 1, 2001 for a ten-year period to December 31, 2010 as long as these branches and the subsidiary continue to engage in qualified operations in their respective regions.

A subsidiary in Shandong is taxed at a preferential rate of 15% since January 1, 2000 as it is classified as a "high-tech" enterprise in its province for tax purpose. Pursuant to "Guo Shui Han 2004 No. 319" issued by the Shandong Province Tax Bureau of the PRC, this subsidiary is taxed at 33% since January 1, 2004.

A subsidiary of the Company, Chalco Western Qinghai Int'l Trading Co., Ltd. ("Western Trading"), located in Xining Economic and Technology Developing District had registered and commenced business in October 2003. Pursuant to Qinghai Province Development of Western Region Policy (Qing Zheng 2003 No.35), starting from the commencement of its business, Western Trading was exempted from PRC income tax for the first 5 years and at a preferential rate of 15% for the years after. In July 2004 and November 2005, the exemption of PRC income tax amounting to RMB21,165 and RMB35,346 for the years ended December 31, 2003 and 2004 was approved by the Qinghai Province Tax Bureau and the whole amount has been written-back in the respectively years.

Pursuant to the Statement on Supporting Fund for Development of Enterprises issued by the local government of Caolu Town, Pudong New Areas, Shanghai, Chalco Kelin Aluminum of Shanghai Co., Ltd., a subsidiary of the Company, was exempted from PRC income tax for the first year and at a preferential rate of 15% for the two years after. As appointed by the State Tax Bureau and local tax bureau of Shanghai Pudong New Area, this subsidiary was exempted from enterprise income tax for 2003 and was taxed at an income tax rate of 15% at 2004 and 2005.

The current PRC income taxes of the Company, its subsidiaries and jointly controlled entities have been provided at the basic tax rate of 33% on the assessable profits for the respective years, except for those related to the above operations in the Group.

F-56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

26.	Taxation (Continued)

(c)	The tax on the Group's income before income tax differs from the expected amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

For the years ended December 31,

2003	2004	2005
RMB	RMB	RMB

Income before income tax	4,627,261	8,796,149	9,741,647

Tax calculated at a tax rate of 33%	1,526,996	2,902,729	3,214,744
Deferred tax benefit arising from tax losses not
recognized	2,704	3,750	5,493
Income not subject to tax	(59,763)	(24,905)	(58,977)
Expenses not deductible for tax purposes	48,891	55,910	67,092
Utilization of prior years' unrecognized tax
losses (Note (i))	(142,288)	(26,624)	(12,307)
Differential tax rates on the income of certain
branches and subsidiaries	(339,728)	(519,688)	(606,478)
Tax credit for capital expenditure (Note (ii))	(63,546)	(208,921)	(73,888)
Over provision in prior years (Note (b))	(53,107)	(21,165)	(40,466)

Tax charge	920,159	2,161,086	2,495,213

Notes:

(i)

Prior to the group reorganization of Chinalco, which took place in 2001 for the purposes of the incorporation of the Company ("the group reorganization"), the various assets, liabilities and interests related to the alumina and primary aluminum business transferred from the promoters pursuant to the group reorganization (collectively the "Core Units") now comprising the Group were separate independent entities for tax reporting and filing purposes. Certain of these Core Units had incurred tax losses in previous years which were not recognized as deferred tax assets in prior years' financial statements as the Company was then awaiting the final agreement by the relevant tax authorities regarding the use of such tax losses.

In March 2004, the resulting deferred tax benefit arising from these tax losses of approximately RMB26,624 were recognized in the financial statements and utilized as a tax deductible item for the 2004 PRC income tax filing following the approval in 2004 by the State Tax Bureau of the PRC (the "STB") regarding the use of such tax losses. As of December 31, 2005, the unrecognized tax losses resulted from the group reorganization has been fully utilized according to the instruction of STB.

(ii)

This primarily represents incentive in the form of tax credit given by the relevant tax authorities in respect the purchase of production plant and equipment made in the PRC.

The Group's weighted average effective tax rate was approximately 19.9%, 24.5% and 25.6% for the years ended December 31, 2003, 2004 and 2005, respectively.

Share of associated companies' taxation for the year ended December 31, 2003, 2004 and 2005 amounted RMB0, RMB0 and RMB4,166, respectively, were included in the consolidated statements of income as share of income of associated companies.

No share of jointly controlled entities' taxation for the years ended December 31, 2003, 2004 and 2005 were included in the consolidated statements of income as share of income of jointly controlled entities as they did not incurred any tax charges during the years.

F-57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

26.	Taxation (Continued)

(d)	Deferred income tax is calculated in full on temporary differences under the liability method using the respective applicable rates.
(i)	The movements in the deferred tax assets are as follows:

Provision for	Impairment of
receivable and	property, plant
Inventories	and equipment	Accrued wages	Tax loss	Others	Total

2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1,	33,761	60,681	37,060	46,902	61,775	182,790	~	~	4,282	16,997	136,878	307,370

Transfer from
(to)
statements
of income	26,920	(5,884)	9,842	(3,750)	121,015	57,816	~	46,541	12,715	6,781	170,492	101,504

As of December 31,	60,681	54,797	46,902	43,152	182,790	240,606	~	46,541	16,997	23,778	307,370	408,874

(ii)	The movements in the deferred tax liabilities are as follows:

Capitalization of borrowing costs

2004	2005
RMB	RMB

As of January 1, as previously reported	-	-
Effect of adopting HKAS 23	85,506	167,054

As of January 1, as restated	85,506	167,054
Transfer from consolidated statements of income	81,548	9,937

As of December 31,	167,054	176,991

27.	Dividends

For the years ended December 31,

2003	2004	2005

Final dividends proposed:
Total share outstanding	10,499,900,153	11,049,876,153	11,049,876,153
Amount per share	RMB0.096	RMB0.176	RMB0.214

RMB1,060,788	RMB1,944,778	RMB2,364,673

The proposed final dividends above for the years ended December 31, 2003, 2004 and 2005 was declared at the Board meeting held on March 29, 2004, March 28, 2005 and March 13, 2006, respectively. The proposed dividends for a particular year is not reflected as a dividend payable in the financial statements of the same year, but will be reflected as an appropriation of retained earnings in the coming year.

F-58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

28.	Earning per share

The calculation of basic earning per share is based on Group's consolidated net income attributable to equity holders of the Company and weighted average number of share in issue during the respective years as follow:

For the years ended December 31,

2003	2004	2005

Net income attributable to equity holders of the Company	RMB3,549,732	RMB6,391,523	RMB7,022,422
Weighted average number of shares in issue during the year	10,499,900,153	11,040,835,452	11,049,876,153

As there are no dilutive securities, there is no difference between basic and diluted earning per share.

29.	Notes to the consolidated statements of cash flows

Analyses of changes in financing during the years are as follows:

Issued capital and reserves	Minority interest	Loans

2003	2004	2005	2003	2004	2005	2003	2004	2005
RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1,	15,769,314	18,985,410	27,566,795	437,809	651,928	1,239,083	10,052,572	10,029,758	11,914,231
Issue of shares	-	3,300,648	-	-	-	-	-	-	-
Share issue expenses	-	(49,998)	-	-	-	-	-	-	-
Net income for the year	3,549,732	6,391,523	7,022,422	-	-	-	-	-	-
Injection of capital by
minority shareholders	-	-	-	80,600	360,500	180,938	-	-	-
Minority interest in
share of net income	-	-	-	157,370	243,540	224,012	-	-	-
Net cash inflows from
financing related to
loans	-	-	-	-	-	-	(22,814)	1,884,473	1,509,240
Dividend paid to
minority shareholders	-	-	-	(23,851)	(16,885)	(83,636)	-	-	-
Other reserve	138,860	-	-	-	-	58	-	-	-
Dividends paid	(472,496)	(1,060,788)	(1,944,778)	-	-	-	-	-	-

As of December 31,	18,985,410	27,566,795	32,644,439	651,928	1,239,083	1,560,455	10,029,758	11,914,231	13,423,471

F-59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

30.	Litigation and contingent liabilities

(a)	Litigation As of December 31, 2004 and 2005, the Group has no significant pending litigation.

(b)

Compensation with regard to the formation of an equity joint venture

Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by the Guangxi branch of the Company (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within 8 months of the closing of the Company's global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obligated to pay approximately US$7,500 (approximately RMB60,500) to the other party as compensation.

Although the final joint venture agreement was not executed, pursuant to the Supplementary Agreement of the Strategic Investor Subscription Agreement, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistently with its expressed intentions in the MOU.

With effort contributed by both parties, significant progress was noted, including the finalization of the joint venture agreement, articles of association and electricity supply arrangement. On March 29, 2004, the establishment of the Pingguo JV was approved by the National Development and Reform Commission.

As of December 2005, the Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment. Based on currently available information, the Directors believe that no provision is necessary.

F-60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

31.	Commitments

(a)	Capital commitments for property, plant and equipment

As of December 31,

2004	2005
RMB	RMB

Contracted but not provided for	3,024,071	560,600
Authorized but not contracted for	5,672,804	8,465,177

8,696,875	9,025,777

(b)	Commitments for capital contribution

(i)

Pursuant to the resolution on June 19, 2005, of the board of directors of Guangxi Huayin Aluminum Co., Ltd. ("Guangxi Huayin"), a 33% share interest jointly controlled entity of the Company, it was resolved that the total investment in Guangxi Huayin be increased from RMB10,000 to approximately RMB8,491,000. Pursuant to relevant PRC regulations, 25% of such total investment, i.e. an aggregate of approximately RMB2,133,000 (of which RMB701,000 represent the Company's share of contribution) have to be contributed by the shareholders in proportion to their equity interests in Guangxi Huayin as registered capital, which has agreed to be made by the shareholders in three instalments in each of 2005, 2006 and 2007.

On July 31, 2005, the shareholders of Guangxi Huayin (including the Company) entered into a supplemental agreement (the "Supplemental Agreement") to amend the Shareholders' Capital Contribution Agreement dated February 15, 2003, which further sets out the plan to increase the total investment and registered capital as required by Guangxi Huayin to carry out its initial alumina project (estimated initial annual production capacity of 1,600,000 tonnes).

According to the Supplemental Agreement, the Company will contribute an aggregate of approximately RMB701,000 to the registered capital of the Guangxi Huayin. Up to the date of this report, the Company had made approximately RMB170,000 as capital contribution to Guangxi Huayin.

(ii)

In December 2005, the Company and Shanxi Guanlv Company Ltd. ("Shanxi Guanlv") entered into a joint venture agreement for the establishment of Shanxi Huasheng Aluminum Co., Ltd. (Chinese Character) ("Shanxi Huasheng"). The total registered capital of Shanxi Huasheng is RMB1,000,000, of which the Company will invest RMB510,000 in cash and Shanxi Guanlv will contribute by injection of net assets of RMB490,000. The Company holds 51% share capital of Shanxi Huasheng, in which the estimated production capacity of primary aluminum amounted to approximately 220,000 tonnes. As at December 31, 2005, the Company has not made any capital contribution.

F-61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (RMB and US$ amounts in thousands, except share and per share amount)

31.	Commitments (Continued)

(c)	Commitments under operating leases

The Group had future aggregate minimum lease payments in relation to land and buildings under non-cancelable operating leases as follows:

As of December 31,

2004	2005

Not later than one year	245,984	315,454
Later than one year and not later than five years	983,934	1,138,518
Later than five years (Note)	9,529,497	9,546,886

10,759,415	11,000,858

Note:

They mainly represent commitments under operating leases in relation to land later than five years but not later than forty-five years. They mainly represent commitments under operating leases in relation to land later than five years but not later than forty-five years.

32.	Related party balances and transactions

Related parties refer to entities in which Chinalco has the ability, directly or indirectly, to control or jointly control the other party, or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company and of its holding company, jointly controlled entities and associated companies. Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the governments structure, the majority of the Group's business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"), including Chinalco, its subsidiaries, associated companies and jointly controlled entities (collectively "Chinalco Group") in the ordinary course of business. The management of the Company are of the view that it has provided meaningful disclosures of related party transactions through the disclosure of transactions with Chinalco and entities in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company. In accordance with the revised HKAS 24, "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than entities under Chinalco (also a state-owned enterprise), directly or indirectly controlled by the PRC government are also defined as related parties of the Group. In the normal course of its business, the Group may either enter into various transactions with one or more of such state-owned enterprises and their subsidiaries. Neither Chinalco nor the PRC government publishes financial statements for public use.

F-62

32.	Related party balances and transactions (Continued)

The related parties of the Group were as follows:

Name of related parties	Relationship with the Company

Chinalco	(Chinese Character)	The holding company of the Company
Shandong Aluminum Co.	(Chinese Character)	Under common control of the holding company
The Great Wall Aluminum Co.	(Chinese Character)	Under common control of the holding company
Shanxi Aluminum Plant	(Chinese Character)	Under common control of the holding company
Pingguo Aluminum Co.	(Chinese Character)	Under common control of the holding company
Guizhou Aluminum Plant	(Chinese Character)	Under common control of the holding company
Zhongzhou Aluminum Plant	(Chinese Character)	Under common control of the holding company
Zhengzhou Institute of Light Metal Research	(Chinese Character)	Under common control of the holding company
Shanxi Charcoal Plant	(Chinese Character)	Under common control of the holding company
Luoyang Institute of Non~Ferrous Metal Research	(Chinese Character)	Under common control of the holding company
The Sixth Metallurgy Construction Co. of China
Non~Ferrous Metal Industry	(Chinese Character)	Under common control of the holding company
The twelfth Metallurgical Construction Co. of China
Non~Ferrous Metal Industry	(Chinese Character)	Under common control of the holding company
The South~western Aluminum Group Co. Ltd	(Chinese Character)	Under common control of the holding company
Shenyang Institute of Aluminum and Magnesium Design
and Research	(Chinese Character)	Under common control of the holding company
Guiyang Institute of Aluminum and Magnesium Design
and Research	(Chinese Character)	Under common control of the holding company
China Aluminum South~western Aluminum Slab Band Co. Ltd.	(Chinese Character)	Under common control of the holding company
Chongqing South~western Aluminum Minsheng Industry Co.	(Chinese Character)	Under common control of the holding company
Chongqing South~western Aluminum Trading Co.	(Chinese Character)	Under common control of the holding company
China Aluminum Zhiye Development Co. Ltd.	(Chinese Character)	Under common control of the holding company
Shanxi Non~Ferrous Holding Co. Ltd.	(Chinese Character)	Under common control of the holding company
Qinghai Aluminum Co. Ltd.	(Chinese Character)	Under common control of the holding company
China Aluminum Ruimin Slab Band Co. Ltd.	(Chinese Character)	Under common control of the holding company
China Aluminum Daye Slab Co. Ltd.	(Chinese Character)	Under common control of the holding company
China Aluminum Henan Co. Ltd.	(Chinese Character)	Under common control of the holding company
Henan Changxing Industry Co. Ltd.	(Chinese Character)	Under common control of the holding company
Henan Great Wall Development Co. Ltd.	(Chinese Character)	Under common control of the holding company
Zhengfengtai Decoration Material Co. Ltd.	(Chinese Character)	Under common control of the holding company
Beijing Ludong Trading Co. Ltd. of Shandong Aluminum	(Chinese Character)	Under common control of the holding company
Guiyang Institute of Aluminum and
Magnesium Design and Research Engineer Co.	(Chinese Character)	Under common control of the holding company
China Non~Ferrous Technique Co. Ltd.	(Chinese Character)	Under common control of the holding company
Suzhou Institute of Non~Ferrous Machining	(Chinese Character)	Under common control of the holding company
Luoyang Non~Ferrous Institute Industry Co.	(Chinese Character)	Under common control of the holding company
Luoyang Fuyang Decoration Engineering Co.	(Chinese Character)	Under common control of the holding company

F-63

32.	Related party balances and transactions (Continued)

The related parties of the Group were as follows: (Continued)

Name of related parties	Relationship with the Company

Luoyang Jincheng Construction Supervise Co. Ltd.	(Chinese Character)	Under common control of the holding company
Shenzhen Jinlu Machinery Co. Ltd.	(Chinese Character)	Under common control of the holding company
Shenyang Institute of Aluminum and Magnesium Design
and Research Zhengzhou Branch	(Chinese Character)	Under common control of the holding company
Shenyang Beiding Property Management Co. Ltd.	(Chinese Character)	Under common control of the holding company
Exploration Co. of Shenyang Institute of Aluminum and
Magnesium Design and Research	(Chinese Character)	Under common control of the holding company
Automation Branch of Shenyang Institute of Aluminum
and Magnesium Design and Research	(Chinese Character)	Under common control of the holding company
Electronic Control Technique Branch of Shenyang Institute
of Aluminum and Magnesium Design and Research	(Chinese Character)	Under common control of the holding company
Construction Supervise Co. of Shenyang Institute of Aluminum
and Magnesium Design and Research	(Chinese Character)	Under common control of the holding company
Industrial Equipment Plant of Shenyang Institute of Aluminum
and Magnesium Design and Research	(Chinese Character)	Under common control of the holding company
The Great Wall New Technique Development Co. of Shenyang
Institute of Aluminum and Magnesium Design and Research	(Chinese Character)	Under common control of the holding company
Technical Contracting Co. of Shenyang Institute of Aluminum
and Magnesium Design and Research Engineer Co.	(Chinese Character)	Under common control of the holding company
Shenyang Aluminum and Magnesium Design and Wenyin Co. Ltd.	(Chinese Character)	Under common control of the holding company
Kangjialu Construction Design Institute of Shenyang Institute
of Aluminum and Magnesium Design and Research	(Chinese Character)	Under common control of the holding company
Shenyang Boyu Aluminum and Magnesium Design and
Equipment Production Co. Ltd.	(Chinese Character)	Under common control of the holding company
Shenyang Aluminum Construction Consultancy Co. Ltd.	(Chinese Character)	Under common control of the holding company
Jintong Equipment Co. Ltd. of Luoyang Non-Ferrous Institute	(Chinese Character)	Under common control of the holding company
Guiyang Xinyu Construction Supervise Co.	(Chinese Character)	Under common control of the holding company
Guiyang Zhenxing Aluminum and Magnesium Technical
Industry Development Co. Ltd.	(Chinese Character)	Under common control of the holding company
Chongqing South-western Aluminum Equipment Installation
and Inspection Co. Ltd	(Chinese Character)	Under common control of the holding company
Chongqing South-western Aluminum Transportation Co.	(Chinese Character)	Under common control of the holding company
Zibo Dadi Real Estate Development Co. Ltd.	(Chinese Character)	Under common control of the holding company
Yantai Ludong Trading Co. Ltd. of Shandong Aluminum	(Chinese Character)	Under common control of the holding company
Institute of Equipment Inspection of Shandong Aluminum	(Chinese Character)	Under common control of the holding company
Jinan Ludong Trading Co. Ltd. of Shandong Aluminum.	(Chinese Character)	Under common control of the holding company
Haikou Ludong Technical Trading Co. Ltd.	(Chinese Character)	Under common control of the holding company
Qingdao Boxin Aluminum Co.	(Chinese Character)	Under common control of the holding company
Qingdao Ludong Non-Ferrous Metal Supplying Co.	(Chinese Character)	Under common control of the holding company
Shanghai Ludong Trading Co. Ltd. of Shandong Aluminum	(Chinese Character)	Under common control of the holding company
Guizhou Aluminum Plant Business Industry Co	(Chinese Character)	Under common control of the holding company

F-64

32.	Related party balances and transactions (Continued)

The related parties of the Group were as follows: (Continued)

Name of related parties	Relationship with the Company

Guizhou Aluminum Huaguang Aluminum Co. Ltd.	(Chinese Character)	Under common control of the holding company
Shandong Aluminum Engineering Co. Ltd.	(Chinese Character)	Under common control of the holding company
Zibo Yongcheng Machinary equipment Co. Ltd.	(Chinese Character)	Under common control of the holding company
Zibo Dongshan Industry Co. Ltd.	(Chinese Character)	Under common control of the holding company
Fenxi Province Fenbo Minerals Co. Ltd.	(Chinese Character)	Under common control of the holding company
Zhengzhou the Great Wall Machining Co. Ltd.	(Chinese Character)	Under common control of the holding company
Henan the Great Wall Chemistry Engineering Co. Ltd.	(Chinese Character)	Under common control of the holding company
Zhengzhou New Great Wall Real Estate Co. Ltd.	(Chinese Character)	Under common control of the holding company
Henan New Great Wall Industry Co. Ltd.	(Chinese Character)	Under common control of the holding company
Zhengzhou Aluminum Zhuhai Enterprise Development Co. Ltd.	(Chinese Character)	Under common control of the holding company
Henan Aluminum the Great Wall Information Technique Co. Ltd.	(Chinese Character)	Under common control of the holding company
Zhengzhou the Great Wall Property Management Co. Ltd.	(Chinese Character)	Under common control of the holding company
Henan the Great Wall Electronic Technique Co. Ltd.	(Chinese Character)	Under common control of the holding company
Zhengzhou Yindu Technical Business Co. Ltd.	(Chinese Character)	Under common control of the holding company
Zhengzhou Yinjian Property Co.	(Chinese Character)	Under common control of the holding company
Beijing Great Wall Aluminum Science and Trading
Development Co.	(Chinese Character)	Under common control of the holding company
Guizhou Aluminum Plant Construction Co.	(Chinese Character)	Under common control of the holding company
Guizhou Aluminum Huamei Decoration Engineer Co. Ltd.	(Chinese Character)	Under common control of the holding company
Guizhou Aluminum Huaxin new Material Co. Ltd.	(Chinese Character)	Under common control of the holding company
Guizhou Aluminum Huayang Charcoal Co. Ltd.	(Chinese Character)	Under common control of the holding company
Guizhou Aluminum Huayi Property Development Co. Ltd.	(Chinese Character)	Under common control of the holding company
Guizhou Aluminum Huaxiang Property Management Co. Ltd.	(Chinese Character)	Under common control of the holding company
Jinlv Construction Co.	(Chinese Character)	Under common control of the holding company
Jinlv Installation Co.	(Chinese Character)	Under common control of the holding company
Shanxi Aluminum Plant Huanghe Electric Equipment Plant	(Chinese Character)	Under common control of the holding company
Zhuhai Economic Special Zone Huanghe Aluminum Co.	(Chinese Character)	Under common control of the holding company
Hejin Province Jinzheng Construction Monitoring Co. Ltd.	(Chinese Character)	Under common control of the holding company
Pingguo Xinda Industry Co. Ltd.	(Chinese Character)	Under common control of the holding company
Pingguo Aluminum Construction and Installation Co. Ltd.	(Chinese Character)	Under common control of the holding company
Xinxiang Zhongxin Chemistry Engineering Co. Ltd.	(Chinese Character)	Under common control of the holding company
Zhongzhou Aluminum Tainhang Materials Co.	(Chinese Character)	Under common control of the holding company
Jiaozuo Hongrui Chemicals Co. Ltd.	(Chinese Character)	Under common control of the holding company
Qinghai Aluminum Huatong Charcoal Co. Ltd.	(Chinese Character)	Under common control of the holding company
Qinghai Aluminum Machinery Co. Ltd.	(Chinese Character)	Under common control of the holding company
Hainam Gangping Plant	(Chinese Character)	Under common control of the holding company

F-65

32.	Related party balances and transactions (Continued)

The related parties of the Group were as follows: (Continued)

Name of related parties	Relationship with the Company

The twelfth Metallurgical Construction Co. Ltd. of Shanxi	(Chinese Character)	Under common control of the holding company
Technical Service Branch of Guiyang Institute of Aluminum
and Magnesium Design and Research	(Chinese Character)	Under common control of the holding company
Technical Consulting Co. of Guiyang Institute of Aluminum
and Magnesium Design and Research	(Chinese Character)	Under common control of the holding company
Technical Contracting Co. of Guiyang Institute of Aluminum
and Magnesium Design and Research	(Chinese Character)	Under common control of the holding company
Chongqing South-western Aluminum Equipment Production
Co. Ltd.	(Chinese Character)	Under common control of the holding company
Chongqing South-western Aluminum Decoration Construction
Co. Ltd.	(Chinese Character)	Under common control of the holding company
Chongqing South-western Aluminum Special Model Material.
Co. Ltd	(Chinese Character)	Under common control of the holding company
Yuzhou Environment Protection Equipment Plant of
South-western Aluminum	(Chinese Character)	Under common control of the holding company
Chongqing Yuhuan Non-Ferrous Metal Casting Plant.	(Chinese Character)	Under common control of the holding company
Chongqing South-western Aluminum Precision Casting Co. Ltd.	(Chinese Character)	Under common control of the holding company
Chongqing South-western Aluminum Welding Plant	(Chinese Character)	Under common control of the holding company
Chongqing South-western Aluminum Pull - tab Cans Plant	(Chinese Character)	Under common control of the holding company
Chongqing South-western Aluminum Institute of Alloy
Machining Research	(Chinese Character)	Under common control of the holding company
Chongqing South-western Aluminum Import and Export Co. Ltd.	(Chinese Character)	Under common control of the holding company
Jindui City Muye Group Co. Ltd.	(Chinese Character)	Under common control of the holding company
Botai Group Co. Ltd.	(Chinese Character)	Under common control of the holding company
Shanxi Tongchuan Xinguang Aluminum Co. Ltd.	(Chinese Character)	Under common control of the holding company
Hanzhong Bayi Zinc Industry Co. Ltd.	(Chinese Character)	Under common control of the holding company
Shanxi Silver Mine	(Chinese Character)	Under common control of the holding company
Qiantong Mountain Mining Co.	(Chinese Character)	Under common control of the holding company
Shanxi Non-Ferrous Mines Co.	(Chinese Character)	Under common control of the holding company
Shanxi Huashan Engineering and Machinery Co. Ltd.	(Chinese Character)	Under common control of the holding company
Shanxi Zinc Industry Co. Ltd.	(Chinese Character)	Under common control of the holding company
Xifang Gold Mine	(Chinese Character)	Under common control of the holding company
Shanxi Yinmusi Mining Co. Ltd.	(Chinese Character)	Under common control of the holding company
Shanxi Jianchaling Mining Exploration Co. Ltd.	(Chinese Character)	Under common control of the holding company
Shanxi Wuzhou Mining Co. Ltd.	(Chinese Character)	Under common control of the holding company
China Non-Ferrous Metal Trading Co. Ltd. of Shanxi	(Chinese Character)	Under common control of the holding company
China Non-Ferrous Metal Supply and Transportation Co. Ltd.
of Xian	(Chinese Character)	Under common control of the holding company
China Non-Ferrous Metal Industry Co. Ltd. of Xian	(Chinese Character)	Under common control of the holding company
Xian Institute Design and Research of China Non-Ferrous
Metal Industry	(Chinese Character)	Under common control of the holding company
Xian Institute of Design for Metallurgical of Non-Ferrous Metals	(Chinese Character)	Under common control of the holding company
Xibei Non-Ferrous Geology Examination Department	(Chinese Character)	Under common control of the holding company

F-66

32.	Related party balances and transactions (Continued)

The related parties of the Group were as follows: (Continued)

Name of related parties	Relationship with the Company

Hong Kong Western Aluminum Co. Ltd.	(Chinese Character)	Under common control of the holding company
Qingdao Ruimin Aluminum Co. Ltd.	(Chinese Character)	Under common control of the holding company
Luoyang Wanji Processing Co. Ltd. of China Non~Ferrous
Metal Industry	(Chinese Character)	Under common control of the holding company
Jiaozuo Yincheng Construction and Installation Co. Ltd.	(Chinese Character)	Under common control of the holding company
Jiazuo Yitao Construction Material Co. Ltd.	(Chinese Character)	Under common control of the holding company
Henan Business Co. Ltd. of China Aluminum	(Chinese Character)	Under common control of the holding company
Zhuhai Yaqi Paper Material Co. Ltd.	(Chinese Character)	An associated company of Chinalco
Guiyang Baiyun Fluoride Co. Ltd.	(Chinese Character)	An associated company of Chinalco
Beijing Jiya Semi~conductor Co. Ltd.	(Chinese Character)	An associated company of Chinalco
Xiaoyi Bauxite Mines Industry Co. Shanxi Aluminum Plant	(Chinese Character)	An associated company of Chinalco
Henan Great Wall Zhongxin Industry Co. Ltd.	(Chinese Character)	An associated company of Chinalco
Qingdao Meite Container Co. Ltd.	(Chinese Character)	An associated company of Chinalco
Guizhou Jiyin Mine Smelting Co. Ltd.	(Chinese Character)	An associated company of Chinalco
Yuanping Jinlu Aluminum Co. Ltd.	(Chinese Character)	An associated company of Chinalco
Qingdao Luhua Aluminum Door and Window Co. Ltd.	(Chinese Character)	An associated company of Chinalco
Henan Wanfeng Industry Co. Ltd.	(Chinese Character)	An associated company of Chinalco
Guangxi Aluminum Investment and Development Co. Ltd.	(Chinese Character)	A holding company of the Company
Non~Ferrous Metal Co. Ltd. of Guangxi Investment Group	(Chinese Character)	An associated company of a founder
China Cinda Asset Management Co. Ltd.	(Chinese Character)	A shareholder
China Construction Bank Corporation	(Chinese Character)	A shareholder
China Eastern Asset Management Co. Ltd.	(Chinese Character)	A shareholder
China Development Bank	(Chinese Character)	A shareholder
Guangxi Investment (Group) Co. Ltd.	(Chinese Character)	A founder of the Company
Guizhou Provincial Materials Development and
Investment Corporation	(Chinese Character)	A founder of the Company
Shanxi Jinxin Aluminum Co. Ltd.	(Chinese Character)	A jointly controlled entity of the Company
Guangxi Huayin Aluminum Co. Ltd.	(Chinese Character)	A jointly controlled entity of the Company
Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co. Ltd.	(Chinese Character)	An associated company of the Company
Lanzhou Aluminum Corporation Limited	(Chinese Character)	An associated company of the Company
Shanxi Zhangze Electric Co. Ltd.	(Chinese Character)	A minority interest of the Company's subsidiary
Hejin Qingjian Street Office	(Chinese Character)	A minority interest of the Company's subsidiary
Hejin Fancun Town Fancun West	(Chinese Character)	A minority interest of the Company's subsidiary
China Soft Metal Research and Experiment
Management Association	(Chinese Character)	A minority interest of the Company's subsidiary
Qinghai Xitieshan Mining Exports and Imports Co. Ltd.	(Chinese Character)	A minority interest of the Company's subsidiary
Hejin Electric and Water Supply Co. Ltd.	(Chinese Character)	A subsidiary of a minority interest of the
Company's subsidiary
Other stated~owned enterprises	(Chinese Character)	Related parties of the Company
F-67

32.	Related party balances and transactions (Continued)

The English names of the above entities represent direct translation by management from their official Chinese names, solely for the convenience of reference.

(a)	Related party balances with Chinalco Group

(i)	Due from Chinalco Group

Included in accounts receivable and other current assets, were amounts due from Chinalco Group as follows:

As of December 31,

2004	2005
RMB	RMB

Trade receivables	297,228	230,609
Other receivables	332,372	317,691

	629,600	548,300
Less: Provision for impairment of receivables	(264,732)	(263,501)

364,868	284,799

Other receivables from Chinalco Group are unsecured, non-interest bearing and are repayable on demand.

On March 28, 2005, the Group and the Chinalco Group have mutually agreed that all the balances aged over one year as of December 31, 2004 will be settled within five years.

(ii)	Due to Chinalco Group Included in accounts payable and other payables, were amounts due to Chinalco Group as follows:

As of December 31,

2004	2005
RMB	RMB

Trade payables	79,408	52,256
Other payables	556,203	623,994

635,611	676,250

Other payables to Chinalco Group are unsecured, non-interest bearing and are repayable on demand.

F-68

32.	Related party balances and transactions (Continued)

(b)	Other related party balances

(i)	Due from other related parties

Amounts due from other related parties were as follows:

As of December 31,

2004	2005
RMB	RMB

Jointly controlled entities	17,618	17,618
Associated companies	-	13,587
Others	56,171	2,723

73,789	33,928

Amounts due from other related parties are unsecured, non-interest bearing and are repayable on demand.

(ii)	Due to other related parties

Amounts due to other related parties were as follows:

As of December 31,

2004	2005
RMB	RMB

Jointly controlled entities	603	1,748
Associated companies	-	30,085
Others	-	2,270

603	34,103

Amounts due to other related parties are unsecured, non-interest bearing and are repayable on demand.

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32.	Related party balances and transactions (Continued)

(c)	Related party balances with other state-owned enterprises

Included in the consolidated balance sheet, were balances with other state-owned enterprises as follows:

As of December 31,

2004	2005
RMB	RMB

Current assets
Accounts receivable and other current assets, net	1,662,612	1,531,743
Cash and cash equivalents	6,223,763	7,597,727

Non-current liabilities
Long-term loans (Note (a) and 16(a))	7,391,663	9,690,493

Current liabilities
Accounts payable and other liabilities	1,407,630	1,227,076
Short-term bank loans (Note (b) and 16(b))	3,448,910	2,378,998
Short-term bonds (Note 17)	-	1,970,840
Current portion of long-term loans (Note (a) and 16(a))	1,073,658	1,353,980

Except for cash at banks, loans and available-for-sale investments (included in other current assets) stated above, all the balances of assets and liabilities are unsecured, non-interest bearing and receivable or repayable within one year.

Notes:

(a)

As of December 31, 2004 and 2005, long-term bank loans amounted to RMB3,990,000 and RMB4,340,000 and RMB1,084,100 and RMB825,160 are due to China Construction Bank and China Development Bank, shareholders of the Company, respectively.

(b)

As of December 31, 2004 and 2005, short-term bank loans amounted to RMB724,140 and US$9,360 (equivalent to RMB77,468) and RMB264,140, respectively, are due to China Construction Bank, a shareholder of the Company.

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32.	Related party balances and transactions (Continued)

(d)

Related party transactions with Chinalco Group and other related parties

Save as disclosed elsewhere in the consolidated financial statements, significant related party transactions which were carried out in the normal course of the Group's business during the years were as follows:

For the years ended December 31,

Note	2003	2004	2005
	RMB	RMB	RMB

Sales of materials and finished goods to:	(I)
Chinalco Group		1,106,919	1,700,746	3,088,968
A jointly controlled entity		33,701	52,424	45,480
An associated company		-	-	570,470
Other related party		-	-	85,509

1,140,620	1,753,170	3,790,427

Provision of utility services to Chinalco Group	(II)	234,067	219,952	310,438

Provision of engineering, construction and
supervisory services by Chinalco Group	(III)	784,163	830,582	2,176,041

Purchases of property, plant and equipment from	(IV)	-	115,098	-
Chinalco Group

Purchases of key and auxiliary materials from:
Chinalco Group	(V)	520,686	633,664	700,829
An associated company		-	-	220,772

		520,686	633,664	921,601

Provision of social services and logistics services by
Chinalco Group	(VI)	744,575	927,252	951,247

Land and building rental charged by Chinalco Group	(VII)(i)	173,611	239,810	239,061

Headquarter's office rental charged by Chinalco
Group	(VII)(ii)	-	-	44,575

(I)

Materials and finished goods sold to Chinalco Group during both periods mainly comprised sales of alumina, primary aluminum and scrap materials. Transactions entered into during the periods are as covered by general agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco. The pricing policy is summarized below:

(i)	Adoption of the price prescribed by the PRC government ("Stated-prescribed price");

(ii)	If there is no State-prescribed price then adoption of State-guidance price;

(iii)	If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and

(iv)	If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(II)	Utility services, including electricity, gas, heat and water, are supplied at the pricing policy as set out in (I)(i) above.

(III)

Engineering, project construction and supervisory services were provided by Chinalco Group to the Company mainly for construction projects during the period. Provisions of these services are covered by the Provision of Engineering, Construction and Supervisory Services Agreement. The State-guidance price as stated in (I)(ii) or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

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32.	Related party balances and transactions (Continued)

(d)	Related party transactions with Chinalco Group and other related parties (Continued)

(IV)	In 2004, a subsidiary of the Company, Shandong Aluminum Industry Co., Ltd., purchased two kilns from a fellow subsidiary of the Company. The purchase price is based on an independent valuation report.

(V)

Purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) from Chinalco Group are covered by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and Mineral Supply Agreement. The pricing policy is the same as that set out in (I)(i) above.

(VI)

Social services and logistics services were provided by Chinalco Group and cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums and canteens, guesthouses and offices, public transport and retirement management, and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement entered into between the Company and Chinalco Group. The pricing policy is the same as that adopted in the General Agreement on Mutual Provision of Production Supplies and Ancillary Services Agreement.

(VII)	Rental fee is payable to Chinalco Group for:

(i)

Use of land, inclusive of land for industrial or commercial purposes, occupied and used by the Company during the period covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco Group. The annual rent payable is approximately RMB240,000.

Occupancy of the land and buildings by a subsidiary of the Company, Shanxi Huatai Coal Co. Ltd's for production and office use according to the rental agreement signed by Shanxi Huatai Coal Co. Ltd and Chinalco Group. The annual rent payable is about RMB11,000.

(ii)	Use of property as office premises according to the rental agreement signed in March 2005. The annual rent payable is about RMB62,000.

As of December 31, 2005, there existed the following arrangements between the Group and Chinalco, fellow subsidiaries and other related parties:

(i)	Guarantees granted by Chinalco to banks for the loans borrowed by the Group are covered by the Guarantee of Debts Contract entered into between the Company and Chinalco.

(ii)

The Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at no cost pursuant to the Trademark License Agreement. The Company will be responsible for the payment of a total annual fee of no more than RMB1 to maintain effective registration. Under the terms of the agreement, Chinalco may negotiate extension upon terms to be agreed upon.

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32.	Related party balances and transactions (Continued)

(e)	Related party transactions with other state-owned enterprises:

For the years ended December 31,

2004	2005
RMB	RMB

Purchases of electricity	4,397,107	5,429,103
Sale of alumina	10,568,875	13,835,273
Sale of primary aluminum	2,524,313	1,930,230
Purchases of raw materials	2,220,122	3,221,041
Purchases of property, plant and equipment (including	3,045,089	1,221,608
construction services and materials)
Long-term loans borrowed	2,236,848	2,579,152
Short-term bank loans borrowed	352,375	1,069,912
Interest income received	61,540	89,363
Issuance of short-term bonds	-	1,970,840
Bank charges paid	3,126	2,159
Interest expense paid	518,481	708,600

Related party transactions with other state-owned enterprises were conducted in the normal course of business at market rates.

Transactions with other state-owned enterprises for the year ended December 31, 2003 are not presented as the information is not readily available owing to the fact that the Group's accounting system was not designed to generate such information prior to 2004 as state-owned enterprises were not defined as related parties of the Group until the adoption of the revised HKAS 24 " Related Party Transactions" which became effective in 2005. The Directors consider that the preparation of 2003 information would involve extra costs and time to do so.

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33.	Significant differences between HK GAAP and U.S. GAAP

The consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 have made respective adjustments pursuant to the adoption of the new/revised standards and interpretations of HKFRS as set out in Note 2(a) to the consolidated financial statements. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") which may differ in various material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in these financial statements, as well as additional disclosures required by U.S. GAAP.

Effect of significant differences between HK GAAP and U.S. GAAP on net income is as follows:

For the years ended December 31,

Note	2003	2004	2005	2005
	RMB	RMB	RMB	US$

Income after income taxes under HK
GAAP (restated for 2003 and 2004)		3,707,102	6,635,063	7,246,434	897,925
U.S. GAAP adjustments:
Depreciation of revalued property,
plant and equipment	(a)	268,600	269,999	269,999	33,456
Amortization of goodwill	(b)	24,648	24,648	-	-
Amortization of mining rights	(c)	9,307	9,307	9,307	1,153
Minority interest	(d)	(157,370)	(243,540)	(224,012)	(27,758)
Income tax effect of U.S. GAAP adjustments	(e)	(55,112)	(72,561)	(72,561)	(8,991)

Net income under U.S. GAAP	3,797,175	6,622,916	7,229,167	895,785

Basic and diluted net income per share
under U.S. GAAP	RMB0.36	RMB0.60	RMB0.65	US$0.08

Effect of significant differences between HK GAAP and U.S. GAAP on equity is as follows:

As of December 31,

Note	2004	2005	2005
	RMB	RMB	US$

Equity under HK GAAP (restated for 2004)		28,805,878	34,204,894	4,238,420
U.S. GAAP adjustments:
Revaluation of property, plant and equipment,
net of related depreciation	(a)	(2,861,717)	(2,591,718)	(321,147)
Amortization of goodwill	(b)	73,944	73,944	9,163
Revaluation of mining rights, net of related amortization	(c)	(252,421)	(243,114)	(30,125)
Minority interest	(d)	(1,239,083)	(1,560,455)	(193,360)
Income tax effect of U.S. GAAP adjustments	(e)	910,005	837,444	103,770

Equity under U.S. GAAP	25,436,606	30,720,995	3,806,721

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33.	Significant differences between HK GAAP and U.S. GAAP (Continued)

In preparing the summary of differences between HK GAAP and U.S. GAAP, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets and income taxes. Actual results could differ from those estimates.

(a)	Revaluation of property, plant and equipment

Under HK GAAP, property, plant and equipment transferred from Chinalco to the Group were accounted for under the acquisition accounting. As a result, the Group's property, plant and equipment were revalued at fair value under HK GAAP. Under U.S. GAAP, the new cost basis for the property, plant and equipment was not establisched for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

(b)	Amortization of goodwill

Until December 31, 2004, under HK GAAP, goodwill resulting from acquisitions under purchase accounting is recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. Under U.S. GAAP, annual amortization of this amount ceased effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value. In accordance with the provisions of HKFRS 3 effective from January 1, 2005, the Group ceased amortization of goodwill and goodwill is subject to annual impairment testing. Accordingly, except for the differences recognized in prior years, there is no difference between HK GAAP and U.S. GAAP in relation to amortization of goodwill, beginning January 1, 2005

(c)	Revaluation of mining rights

As part of the Group reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights of eight bauxite mines and four limestone quarries from Chinalco for a consideration of RMB285,341. Under HK GAAP, mining rights acquired are capitalized and stated at acquisition cost less accumulated amortization and accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under U.S. GAAP, the new cost basis was not established for the Group as the transfer was a transaction under common control.

(d)	Minority interest

Under HK GAAP, minority interest is presented on the face of the consolidated statements of income of the portion of profit and loss attributable to the minority interest and to the equity holders of the Company and presented as a component of equity. Under U.S. GAAP, the allocation amounts are not presented as a component of net income or loss and minority interest is not presented as a component of equity.

(e)	Income tax effect of U.S. GAAP adjustments

Under U.S. GAAP, deferred tax assets relating to the reversal of the property, plant and equipment revaluation, goodwill amortization and mining rights are recognized.

F-75

33.	Significant differences between HK GAAP and U.S. GAAP (Continued)

(f)	Recent U.S. accounting pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment. This standard requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. In addition, SFAS No. 123 requires compensation expense to reflected using the non-substantive vesting period approach, in which the compensation expense is recognized ratably over the requisite service period following the date of grant. The Group does not expect a material impact on the Group's financial position and it's results of operations.

SFAS No. 154, Accounting Changes and Error Corrections, a replacement of Accounting Principles Board Opinion No. 20 and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, was issued in June 2005. SFAS No. 154 requires retrospective application to financial statements of prior periods for changes in accounting principle that are not adopted prospectively. This statement is effective January 1, 2006. This standard has no impact on the Group's 2005 financial statements.

In 2005, the FASB issued Emerging Issues Task Force ("EITF") Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry. EITF 04-6 requires that stripping costs incurred during the production phase of a mine are to be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. The Group is currently evaluating the impact of this statement on the Group.

In March 2005, FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"). FIN 47 clarifies the accounting for conditional asset retirement obligations as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of an entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred-generally upon acquisition, construction, or development and/or through the normal operation of the asset. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation is effective December 31, 2005. The adoption of FIN 47 has no material impact on the Groups 2005 financial statements.

34.	Ultimate holding company

The Directors regard Chinalco, a company incorporated in the PRC, as being the ultimate holding company. As of December 31, 2005 and May 29, 2006 (being the date of the approval of the consolidated financial statements), Chinalco held 42.14% and 39.59% of the Company's issued share capital, respectively.

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35.	Subsequent events

In March 2006, the Group entered into an equity transfer contract with Liaoning Fushun Aluminum Plant pursuant to which the Group will acquire the entire equity interest of Fushun Aluminum Co., Ltd, ("Fulv Company") from Fushun Aluminum plant for a consideration of RMB500,000. Fulv Company is mainly engaged in the production of primary aluminum and carbon products.

In April 2006, the Company entered into a joint venture agreement with Guizhou Wujiang Hydropower Development Co. Ltd. to establish a joint venture company, Chalco Zunyi Alumina Company Ltd, a company situated in Zunyi, Guizhou Province which will be engaged in the production of alumina. The joint venture company will have a total investment of RMB4,250,000 and a registered capital of RMB1,400,000 of which the company will contribute RMB938,000, representing its holding of 67% of the equity interest in the joint venture company.

On May 9, 2006, the Company entered into a placing agreement with three investment banking firms, on a fully underwritten basis, to place an aggregate of 600,000,000 H shares, representing approximately 5.43% of the existing issued shares of the Company, at a price of HK$7.25 per share (the "Placement"). In connection with the Placement, the National Social Security Fund Council ("NSSF") of the PRC entrusted the Company to effect a sale of a total of 44,100,000 H shares upon conversion of the same number of existing domestic shares that are to be allocated from Chinalco to NSSF as part of the Placement. Pursuant to the Placement, all placing shares will be sold to no less than six independent professional and institutional investors. The estimated net proceeds from the placement of the 600,000,000 new H shares of the Company will be approximately HK$4,247,000 (equivalent to RMB4,243,000). The Company intends to use the net proceeds for the funding of possible acquisition of domestic primary aluminum projects and for general working capital purposes. The net proceeds from the placement of the 44,100,000 shares will be paid directly to the NSSF pursuant to the placing arrangement.

The Placement was completed on May 19, 2006. As a result, total registered shares of the Company increased from 11,049,876,153 shares to 11,649,876,153 shares, comprising 7,705,910,185 domestic shares and 3,943,965,968 H shares. Chinalco's equity interest in the Company decreased from 42.14% to 39.59%.

On May 19, 2006, the Company entered into a sale and purchase agreement with Jiaozuo City Wanfang Group Co., Ltd. to acquire 29% of the issued share capital of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. ("Jiaozuo Wanfang Aluminum") for a cash consideration of RMB247,000. Jiaozhou Wanfang Aluminum is a joint stock limited company established in the PRC, the shares of which are listed on the Shenzhen Stock Exchange of the PRC. It is mainly engaged in the production of primary aluminum.

36.	Comparative figures

The comparative figures presented in these consolidated financial statements are prepared by the Group and have been adjusted for the impact of the relevant new/revised HKFRSs as set out in Note 2(a) to these consolidated financial statements.

37.	Approval of financial statements

The consolidated financial statements were approved by the Board of Directors on May 29, 2006.

F-77